    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1998

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          CENTRAL PARKING CORPORATION
             (Exact name of registrant as specified in its charter)

           TENNESSEE                         7521                          62-1052916
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer Identification
incorporation or organization)   Classification Code Number)                  No.)

                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                             MONROE J. CARELL, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                 MARK MANNER                                        RANDALL H. DOUD
  HARWELL HOWARD HYNE GABBERT & MANNER, P.C.            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            FIRST AMERICAN CENTER                                   919 THIRD AVENUE
          NASHVILLE, TENNESSEE 37238                            NEW YORK, NEW YORK 10022
                (615) 256-0500                                       (212) 735-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger of Central Merger Sub, Inc. with and into Allright Holdings, Inc., as described in the Agreement and Plan of Merger, dated as of September 21, 1998.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS             AMOUNT            PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
       OF SECURITIES                 TO BE             OFFERING PRICE        AGGREGATE OFFERING       REGISTRATION
      TO BE REGISTERED           REGISTERED(1)          PER SHARE(2)              PRICE(2)                 FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
  per share.................   7,600,000 shares             N/A                 $85,894,000            $23,878.53
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Based on the estimated number of shares of Central Parking Corporation Common Stock issuable pursuant to the Merger Agreement, as defined herein.
(2) Estimated in accordance with Rule 457(f)(2) and (3) solely for the purpose of calculating the registration fee, based on the book value of the securities of Allright Holdings, Inc. as of June 30, 1998.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[CENTRAL PARKING LOGO]                                           [ALLRIGHT LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Central Parking Corporation and Allright Holdings, Inc. have agreed on a merger of a subsidiary of Central Parking and Allright, so that Allright will become an indirect, wholly owned subsidiary of Central Parking. Following the merger, Central Parking will be the largest parking services company in the United States. The combined company will be named "Central Parking Corporation" and will be headquartered in Nashville, Tennessee. It will have approximately 4,755 parking facilities with approximately 1,568,000 spaces in 35 states, the District of Columbia, Canada, Chile, Puerto Rico, the United Kingdom, the Republic of Ireland, Spain, Germany, Mexico and Malaysia.

If the merger is completed, Allright shareholders will receive an estimated aggregate amount of 7.6 million shares of Central Parking common stock, subject to adjustment depending on a final purchase price calculation immediately prior to the merger. Central Parking shareholders will continue to own their existing shares of Central Parking common stock after the merger. We estimate that upon completion of the merger, about 20.4% of the outstanding stock of Central Parking will be owned by former Allright shareholders, and that about 79.6% will be owned by those persons who are Central Parking shareholders just before the merger is completed.

To be completed, the merger must be approved by the holders of a majority of the outstanding shares of each company. Central Parking has scheduled a special meeting of its shareholders to approve the merger agreement, the issuance of Central Parking common stock pursuant to the merger agreement, and an amendment to Central Parking's charter to increase the number of shares of authorized common stock from 50 million to 100 million shares, although the charter amendment is not required to complete the merger. Allright has scheduled a special meeting of its shareholders to approve the merger agreement. Shareholders of Central Parking and Allright representing a sufficient number of shares to approve the transaction have previously agreed to vote in favor of the merger agreement. Therefore, there will be a quorum at each of the meetings and sufficient votes cast for approval of the merger agreement to ensure its passage without the vote of any other Central Parking or Allright shareholder. See "Central Parking Special Meeting" and "Allright Special Meeting."

The common stock of Central Parking and Allright should be represented as fully as possible at each of the meetings. Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. If you do not return your card, the effect will be a vote against the merger.

The dates, times and places of the meetings are as follows:

FOR CENTRAL PARKING SHAREHOLDERS:
January   , 1999     a.m. (Central Standard Time)
2401 21st Avenue South, Third Floor
Nashville, Tennessee 37212
FOR ALLRIGHT SHAREHOLDERS:
January    , 1999     a.m. (Central Standard Time)
1313 Main Street
Houston, Texas 77002

This Joint Proxy Statement/Prospectus provides you with detailed information about the proposed merger. You can also get information about Central Parking from documents which Central Parking has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

We strongly support this strategic combination between Central Parking and Allright and join with the other members of our respective Boards of Directors in enthusiastically recommending that you vote in favor of the merger.

SEE "RISK FACTORS" BEGINNING ON PAGE 22 OF THIS JOINT PROXY STATEMENT/PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY CENTRAL PARKING AND ALLRIGHT SHAREHOLDERS WITH RESPECT TO THE PROPOSALS DESCRIBED HEREIN AND THE SECURITIES BEING OFFERED HEREBY.

THE SECURITIES ISSUABLE IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this Joint Proxy Statement/Prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Joint Proxy Statement/Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

              /s/ MONROE J. CARELL, JR.                                    /s/ WILLIAM S. BENJAMIN
-----------------------------------------------------       -----------------------------------------------------
                Monroe J. Carell, Jr.                                        William S. Benjamin
        Chairman and Chief Executive Officer                                      President
             Central Parking Corporation                                   Allright Holdings, Inc.

  Joint Proxy Statement/Prospectus Dated December   , 1998 and First Mailed to
                       Shareholders on December   , 1998.

                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     TO BE HELD JANUARY             , 1999

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Central Parking Corporation, a Tennessee corporation ("Central Parking"), will be held at Central Parking's headquarters, 2401 21st Avenue South, Third Floor, Nashville,
Tennessee, on January   , 1999, at   :00 a.m. (Central Standard Time) (the
"Central Parking Special Meeting") for the following purposes:

1. The approval of an Agreement and Plan of Merger (the "Merger Agreement") by and among Central Parking, Central Merger Sub, Inc. ("Central Parking Sub"), Allright Holdings, Inc. ("Allright"), Apollo Real Estate Investment Fund II, L.P. and AEW Partners, L.P., dated as of September 21, 1998, pursuant to which Central Parking Sub will be merged with and into Allright (the "Merger"), and the issuance of Central Parking common stock as contemplated by the Merger Agreement (the "Merger Proposal").

2. The approval of an amendment to the Central Parking Amended and Restated Charter to increase the number of shares of authorized common stock from 50 million to 100 million (the "Charter Amendment Proposal"). Approval of the Charter Amendment Proposal is not required to complete the Merger.

3. Such other business as may properly come before the Central Parking Special Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on December   , 1998 as
the record date (the "Record Date") for determining the holders of the common stock of Central Parking entitled to notice of and to vote at the Central Parking Special Meeting and any adjournment or postponement thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL AND "FOR" APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

Approval of the Merger Proposal and the Charter Amendment Proposal requires the affirmative vote of a majority of the shares of Central Parking common stock entitled to be cast. Holders of outstanding shares of common stock of Central Parking sufficient to approve the Merger Proposal have previously agreed that they will vote their shares of Central Parking common stock in favor of the Merger Proposal. Therefore, there will be a quorum at the Central Parking Special Meeting and sufficient votes cast for approval of the Merger Proposal to ensure such proposal's passage without the vote of any other Central Parking shareholder.

The common stock of Central Parking should be represented as fully as possible at the Central Parking Special Meeting. Therefore, please sign and return the enclosed proxy at your earliest convenience. You may, of course, revoke your proxy at any time before it is voted at the meeting. However, signing and returning the proxy will assure your representation at the Central Parking Special Meeting if you do not attend.

                                          By Order of the Board of Directors

                                                  /s/ HENRY J. ABBOTT
                                          --------------------------------------
                                                     Henry J. Abbott
                                                        Secretary

Nashville, Tennessee
December   , 1998

                            YOUR VOTE IS IMPORTANT.
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                            ALLRIGHT HOLDINGS, INC.
                            C/O ALLRIGHT CORPORATION
                                1313 MAIN STREET
                              HOUSTON, TEXAS 77002
                                 (713) 222-2505

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     TO BE HELD JANUARY             , 1999

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Allright Holdings, Inc., a Delaware corporation ("Allright"), will be held at Allright's
headquarters, 1313 Main Street, Houston, Texas on January   , 1999, at
               :00 a.m. (Central Standard Time) (the "Allright Special Meeting") for the following purposes:

1. The adoption of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 21, 1998, by and among Central Parking Corporation, Central Merger Sub, Inc., Allright, Apollo Real Estate Investment Fund II, L.P. and AEW Partners, L.P.

2. Such other business as may properly come before the Allright Special Meeting or any adjournment or postponement thereof.

Allright has fixed the close of business on December   , 1998 as the record date
(the "Record Date") for determining the holders of Allright common stock entitled to notice of and to vote at the Allright Special Meeting and any adjournments or postponements thereof.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT THE MERGER AGREEMENT WHICH IS DESCRIBED IN DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Allright common stock at the Allright Special Meeting. Holders of outstanding shares of common stock of Allright sufficient to adopt the Merger Agreement have previously agreed that they will vote their shares of Allright common stock in favor of the Merger Agreement. Therefore, there will be a quorum at the Allright Special Meeting and sufficient votes cast for adoption of the Merger Agreement to ensure its passage without the vote of any other Allright shareholder.

A list of the holders of Allright common stock entitled to vote at the Allright Special Meeting will be open to examination during ordinary business hours, at the location of the Allright Special Meeting for ten days preceeding the Allright Special Meeting.

The common stock of Allright should be represented as fully as possible at the Allright Special Meeting. Therefore, please sign and return the enclosed proxy at your earliest convenience. You may, of course, revoke your proxy at any time before it is voted at the meeting. However, signing and returning the proxy will assure your representation at the Allright Special Meeting if you do not attend.

                                          By Order of the Board of Directors

                                                 /s/ MARC L. DAVIDSON
                                          --------------------------------------
                                                     Marc L. Davidson
                                                        Secretary

Houston, Texas
December   , 1998

                            YOUR VOTE IS IMPORTANT.
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                               TABLE OF CONTENTS


Questions and Answers about the Merger......................    1
Summary.....................................................    5
Selected Historical and Unaudited Pro Forma Combined
  Financial Data............................................   14
Comparative Per Share Data..................................   19
Risk Factors................................................   22
  Integration of Acquisitions...............................   22
  Fixed Merger Consideration Despite Potential Changes in
     Stock Prices...........................................   22
  Need For Government Approvals; Possible Operating
     Restrictions...........................................   23
  Ability to Manage Growth..................................   23
  Obligations of Central Parking to Register Stock..........   24
  Restricted Access to Capital; Increased Indebtedness......   24
  Incurrence of Significant Transaction Charges.............   24
  Dependence on Management Contracts and Leases.............   25
  Dependence on Property Performance........................   25
  Competition...............................................   26
  Variations in Quarterly Operating Results.................   26
  Foreign Currency Exchange Rates...........................   26
  Dependence on Key Management..............................   26
  Environmental and Other Regulations.......................   27
  Labor Unions; Potential Work Stoppage.....................   27
  Volatility of Market Price for Central Parking Common
     Stock..................................................   27
The Merger..................................................   29
  General...................................................   29
  Central Parking's Reasons for the Merger; Recommendation
     of the Central Parking Board of Directors..............   32
  Background of the Business Relationship and the Merger....   33
  Allright's Reasons for the Merger; Recommendation of the
     Allright Board of Directors............................   34
  Opinion of Central Parking's Financial Advisor............   36
  Forward-Looking Statements May Prove Inaccurate...........   41
  Accounting Treatment......................................   42
  Certain Federal Income Tax Consequences...................   42
  Appraisal Rights..........................................   43
  Regulatory Matters........................................   47
  Federal Securities Laws Consequences; Resale
     Restrictions...........................................   47
  Conduct of the Business if the Merger is not
     Consummated............................................   48
  Certain Transactions; Interests of Certain Persons in the
     Merger.................................................   48
Comparative Price Range of Common Stock and Dividend
  Policy....................................................   52
Unaudited Pro Forma Combined Financial Statements...........   53
Central Parking's Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............   67
The Merger Agreement........................................   78
  The Merger................................................   78
  Closing; Effective Time...................................   78
  Certificate of Incorporation and Bylaws; Directors and
     Officers...............................................   78


  Conversion of Securities; Merger Consideration............   78
  No Fractional Shares......................................   80
  Certain Adjustments.......................................   80
  Treatment of Stock Options and Warrants...................   81
  Representations and Warranties............................   81
  Certain Covenants.........................................   82
  Conditions to Consummation of the Merger..................   89
  Termination; Non-Consummation.............................   91
  Effect of Termination; Non-Competition....................   91
  Survival of Representations; Indemnification..............   92
  Miscellaneous.............................................   95
Registration Rights Agreement...............................   96
  Registrable Securities....................................   96
  The Initial Underwriting..................................   96
  Shelf Registration........................................   97
  The Extra Underwriting....................................   99
  Incidental Registration...................................  100
  Underwriter Limitations...................................  100
  Central Parking Limitations...............................  101
  Pricing Determinations....................................  103
  Kinney Registration Rights................................  104
  Sales of Registrable Securities...........................  104
  Blackout Periods..........................................  104
  Selection of Underwriters.................................  105
  Holdback Agreement........................................  105
  Registration Procedures...................................  106
  Registration Expenses.....................................  106
  Indemnification; Contribution.............................  106
  Pledges of Registrable Securities.........................  106
Other Related Agreements....................................  108
  Transaction Support Agreements............................  108
  Noncompetition Agreement..................................  109
Central Parking Special Meeting.............................  110
  The Meeting...............................................  110
  Purpose of the Meeting....................................  110
  Increase in the Authorized Shares of Common Stock.........  110
  Voting....................................................  111
Allright Special Meeting....................................  113
  The Meeting...............................................  113
  Purpose of the Meeting....................................  113
  Voting....................................................  113
Description of Central Parking..............................  114
  General...................................................  114
  Industry..................................................  114
  Growth Strategy...........................................  115
  Operating Strategy........................................  116
  Acquisitions..............................................  119
  Sales and Marketing.......................................  120


  International Expansion...................................  121
  Parking Facility Properties...............................  122
  Operating Arrangements....................................  123
  Competition...............................................  124
  Litigation and Insurance..................................  125
  Regulation................................................  126
Principal Shareholders of Central Parking...................  127
Description of Allright.....................................  130
  Business -- General.......................................  130
  Operations; Structure.....................................  130
  Strategy & Growth.........................................  132
  MBE Partnerships..........................................  134
  Employees.................................................  134
  No Established Trading Market; Dividends..................  134
  International Foreign Currency Exposure...................  135
  Year 2000.................................................  135
  Litigation................................................  135
  Certain Indemnification Rights............................  135
Allright's Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................  136
Principal Shareholders of Allright..........................  143
Management of Allright Corporation..........................  145
Management of the Combined Company..........................  147
Description of Central Parking Capital Stock................  150
Comparison of Rights of Holders of Central Parking Common
  Stock and Allright Common Stock...........................  152
Legal Matters...............................................  155
Experts.....................................................  155
Where You Can Find More Information.........................  155
  Central Parking Commission Filings........................  156
Index to Financial Statements...............................  F-1
Annex A -- Agreement and Plan of Merger
Annex B -- Fairness Opinion of The Blackstone Group, L.P.
Annex C -- Delaware General Corporation Law Section 262

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Why are Central Parking and Allright proposing the merger?

A: The merger will combine the management and operational expertise and resources of two of the leading parking services companies in the United States. The merger also will create the opportunity for cost savings and increased efficiencies. Central Parking and Allright believe the combined company will be better positioned to capitalize on growth opportunities in the parking industry. To review the background and reasons for the merger in greater detail, see page 32.

Q:  When is the Central Parking special meeting?

A:  The Central Parking special meeting will take place on January   , 1999. At
    the meeting, Central Parking shareholders will be asked to approve the merger agreement and the related issuance of shares of Central Parking common stock pursuant to the merger agreement. The shareholders also will be asked to approve an amendment to the Central Parking charter to increase the number of authorized shares of Central Parking common stock from 50 million to 100 million, although approval of the charter amendment to increase such authorized shares is not necessary in order to complete the merger.

Q:  When is the Allright special meeting?

A:  The Allright special meeting will take place on January   , 1999. At the
    meeting, Allright shareholders will be asked to adopt the merger agreement.

Q:  As an Allright shareholder, what will I receive in the merger?

A: In the merger, Central Parking will issue to Allright shareholders an estimated aggregate of 7.6 million shares of Central Parking common stock in exchange for all of the outstanding Allright common stock. The actual number of shares of Central Parking common stock that will be issued to Allright shareholders will be determined at closing by an exchange ratio that is based on (i) an assumed value of $46.00 per share of Central Parking common stock; (ii) a base equity purchase price of Allright of $564,390,050, adjusted as described below; and (iii) the number of shares of Allright common stock, warrants and certain options outstanding as of the closing date.

    The following will be added to the $564,390,050 base equity purchase price:

    - the aggregate exercise price of Allright warrants and certain Allright options;

    - certain Allright expenses related to this transaction below certain levels;

    - the purchase price and expenses related to the acquisition of certain parking facilities or leases; and

    - a percentage of certain gains on the sale of certain properties.

    The following items will be deducted from the base equity purchase price:

    - the principal amount of any long-term indebtedness or capitalized leases of Allright, excluding current portions;

    - Allright's working capital deficit above certain levels;

    - certain Allright expenses related to this transaction above certain levels;

    - a percentage of certain losses on the sale of certain properties;

    - the net proceeds from the sale of certain assets of Allright;

    - certain Allright employee severance costs; and

    - a certain multiple of Allright's June 30, 1998 earnings before income taxes, depreciation and amortization below a certain level.

    The amounts of any adjustments to the purchase price will be determined as of the closing date of the merger. See page 30 for additional information regarding the exchange ratio.

    Central Parking will not issue any fractional shares. Instead, you will receive an amount of cash for any fraction of a share based on $46.00 per share of Central Parking common stock.

    For example: If you own 100 shares of Allright common stock, based on (i) an assumed equity purchase price (after making all adjustments described above) of $350,334,690 (estimated as of September 21, 1998) and (ii) 85,903 shares of Allright common stock, warrants and certain options to purchase Allright common stock (estimated to be outstanding on the closing date assuming the exercise of all incentive stock options prior to that time), upon the completion of the merger you will have the right to receive 8,865 shares of Central Parking common stock with $36.80 in cash in place of fractional shares of Central Parking common stock. This calculation is for illustrative purposes only and does not represent what the actual exchange ratio will be. For additional information regarding this calculation, see page 30.

Q:  What happens as the market price of Central Parking common stock fluctuates?

A: Fluctuations in the market price of Central Parking common stock do not affect the number of shares that will be received by Allright shareholders in the merger. For purposes of calculating the exchange ratio, which will determine the number of shares of Central Parking common stock to be received by Allright shareholders in the merger, the per share value of Central Parking common stock is $46.00. See "Risk Factors -- Fixed Merger Consideration Despite Potential Changes in Stock Prices" on page 22. The actual market price of Central Parking common stock may be either higher or lower than $46.00 on and after the date the merger is consummated. For
    example, as of December   , 1998, the closing price of Central Parking
    common stock on the New York Stock Exchange was $          .

Q:  As a Central Parking shareholder, how will the merger affect me?

A: The merger will not affect the number of shares of common stock you own. We estimate that following the merger, you and the other current Central Parking shareholders will own approximately 79.6% of the common stock of Central Parking.

Q: Why will Allright shareholders receive shares of Central Parking stock, but Central Parking shareholders will not receive Allright shares?

A: As a result of the merger, Allright will become an indirect, wholly owned subsidiary of Central Parking. Accordingly, the ownership of Allright shareholders in Allright will entitle them to own a portion of the combined company, which is represented by the shares of Central Parking stock that they will receive in the merger.

Q:  What do I need to do now?

A: Please complete and mail the proxy card to us as soon as possible. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of approval of the merger agreement and with respect to Central Parking, a vote in favor of the charter amendment. If you fail to return your proxy card and fail to vote at the meeting, the effect will be a vote against the merger agreement and with respect to Central Parking, a vote against the charter amendment.

Q:  What do I do if I want to change my vote?

A: If you are a Central Parking shareholder, you must deliver to Central Parking prior to the Central Parking special meeting a later-dated, signed proxy card or attend the Central Parking special meeting in person and vote. If you are an Allright shareholder, you must deliver to Allright prior to the Allright special meeting, a later-dated, signed proxy card or attend the Allright special meeting in person and vote. We provide more detailed information about voting on page 111 for Central Parking shareholders and on page 113 for Allright shareholders. The boards of directors of both Central Parking and Allright unanimously recommend voting in favor of the proposed merger.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: You cannot vote shares held in "street name"-- only your broker can. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them, and the effect will be a vote against the merger.

Q:  Will I owe any federal income tax as a result of the merger?

A: Allright shareholders will owe federal income tax only on gain realized in the merger up to the amount of cash received for fractional shares of Central Parking common stock. Central Parking shareholders will not be taxed as a result of the merger.

Q:  Does Central Parking pay dividends?

A: Currently, Central Parking pays a quarterly dividend of $0.015 per share of Central Parking common stock. Central Parking's board of directors may change that policy based on business conditions, Central Parking's financial condition and earnings and other factors. Nevertheless, Central Parking has paid dividends in each of the last twelve quarters.

Q:  Should I send in my stock certificates now?

A:  No. No one should send their stock certificates in now.

    Allright shareholders: After the merger is completed, we will send you written instructions on how to exchange your Allright common stock for Central Parking common stock.

    Central Parking shareholders: You will keep your shares of common stock and so you should not send in your Central Parking certificates at all.

Q:  When do you expect the merger to be completed?

A: We are working toward completing the merger as quickly as possible. In addition to Central Parking shareholder approval and Allright shareholder approval, Central Parking and Allright must also obtain certain regulatory approvals. See "The Merger -- Regulatory Matters" on page 47. We hope to complete the merger during January 1999.

Q:  What are the conditions to the completion of the merger?

A:  The merger is subject to certain conditions, including the following:

    (1) approval of Central Parking shareholders;
    (2) no law or court order prohibiting the merger;
    (3) no material breach by Central Parking or Allright of their respective representations, warranties or obligations under the merger agreement;
    (4) approval for listing on the New York Stock Exchange of the shares of Central Parking common stock to be issued in the merger;

    (5) termination or expiration of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, waiting period;
    (6) no material adverse change to either Central Parking or Allright;
    (7) tax advisors for both parties agree that the merger will be treated as a tax-free reorganization;
    (8) receipt of a letter from Central Parking's independent public accountants that the merger will qualify as a pooling of interests; and
    (9) receipt of a letter from Allright's independent public accountants that Allright qualifies as a combining company for purposes of pooling of interests accounting.

Q:  What happens if the merger is not completed?

A: If the merger is not completed, it is expected that the respective businesses and operations of Allright and Central Parking will continue to be conducted substantially as they currently are being conducted, except that Central Parking, generally speaking, will not solicit or enter into any agreements to operate any facilities which Allright or any of its subsidiaries operated or have binding agreements to operate as of the date of the merger agreement or the date of termination of the merger agreement, or employ or solicit any employee of Allright as of the date of the merger agreement or the date of termination of the merger agreement. The term of these restrictions shall be for three years if the merger is not completed because of Central Parking's breach of the merger agreement or because of a material adverse change to Allright, or for eighteen months if the merger is not completed for any other reason. See "The Merger Agreement -- Effect of Termination; Non-Competition" on page 91.

    If the merger agreement is terminated due to a breach by either Central Parking or Allright, the non-breaching party may have certain contractual and legal rights under state law to sue for breach of contract. If the merger agreement is terminated for certain specified events, the terminating party may be entitled to indemnification for damages, costs and expenses incurred as a result of the termination.

Q:  Whom should I call with questions?

A: If you are a Central Parking shareholder and you have any questions about the merger, please call Randy Hunley, Investor Relations at Central Parking, at (615) 297-4255. If you are an Allright shareholder and you have any questions about the merger, please call Timothy L. Grady, Chief Operating Officer at Allright at (713) 222-2505.

                                    SUMMARY

This summary highlights selected information from this Joint Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents which are referred to herein. See "Where You Can Find More Information" on page 155. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.

THE COMPANIES (SEE PAGE 114 FOR CENTRAL PARKING AND PAGE 130 FOR ALLRIGHT)

CENTRAL PARKING CORPORATION

Central Parking Corporation
2401 21st Avenue South, Suite 200
Nashville, Tennessee 37212
(615) 297-4255

Central Parking is a leading provider of parking services, operating, as of September 30, 1998, 2,440 parking facilities containing approximately 1,023,000 spaces in 35 states, the District of Columbia, Canada, Chile, Puerto Rico, the United Kingdom, the Republic of Ireland, Spain, Germany, Mexico, and Malaysia. Central Parking has a business development office in Amsterdam. Central Parking operates both multi-level parking facilities and surface lots. It also provides parking consulting, shuttle, valet, parking meter enforcement, and billing and collection services. Central Parking operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of September 30, 1998, Central Parking operated 1,302 parking facilities under management contracts and 1,071 parking facilities under leases, and owned, either independently or through joint ventures, 67 parking facilities.

Parking facilities operated by Central Parking include, among others, certain terminals operated by BAA Heathrow International Airport (London), Corel Centre (Ottawa), the Prudential Center (Boston), One Penn Plaza (New York), Ericsson Stadium (Charlotte), Busch Stadium (St. Louis), Rockefeller Center (New York), Coors Field (Denver), Cinergy Field (Cincinnati), Turner Stadium (Atlanta), and various parking facilities owned by the Hyatt and Westin hotel chains, the Rouse Company, Faison Associates, May Department Stores, Equity Office Properties, and Crescent Real Estate.

ALLRIGHT HOLDINGS, INC.

Allright Holdings, Inc.
c/o Allright Corporation
1313 Main Street
Houston, TX 77002
(713) 222-2505

Allright is a holding company, the sole material asset of which is 100% of the authorized, issued and outstanding shares of common stock of Allright Corporation, which began operations in 1926. Allright Corporation is one of the world's largest and most experienced full-service parking management companies. As of September 30, 1998, Allright operated facilities in over one hundred cities across the United States and Canada, including facilities in thirty-three states, the District of Columbia, and two Canadian provinces. Allright operates parking facilities under three different types of arrangements: management contracts, leases and fee ownership. As of September 30, 1998, Allright operated 647 parking facilities under management contracts, 1,473 parking facilities under leases, and owned, either independently or through joint ventures, 195 parking facilities.

Parking facilities operated by Allright include, among others, the Sears Tower (Chicago), Boston Common Underground (Boston), Tabor Center (Denver), Convention Center (Cincinnati), Lincoln Center (New York) and Rich Stadium (Buffalo).

Recent acquisition and strategic ventures include Edison Parking Management, L.P., National Garages, Inc., and Allied Parking.

THE CENTRAL PARKING SPECIAL MEETING (SEE PAGE 110)

The Central Parking special meeting will be held at        a.m. (Central
Standard Time) on January   , 1999 at Central Parking's headquarters, 2401 21st
Avenue South, Third Floor, Nashville, Tennessee 37212. At the Central Parking special meeting, Central Parking shareholders will be asked to (i) approve the merger agreement and the issuance of shares of Central Parking common stock related thereto, (ii) approve an amendment to the Central Parking charter to increase the number of authorized shares of Central Parking common stock from 50 million to 100 million, and (iii) vote on such other business as may properly come before the Central Parking special meeting or any adjournment or postponement thereof.

RECOMMENDATION TO CENTRAL PARKING SHAREHOLDERS (SEE PAGE 32)

The Central Parking board of directors believes that the merger is fair to you and in your best interests and unanimously recommends that you vote "for" approval of the merger agreement and the issuance of Central Parking common stock related thereto. The Central Parking board of directors also unanimously recommends that you vote "for" the amendment to the Central Parking charter to increase the authorized shares of common stock from 50 million to 100 million.

CENTRAL PARKING'S REASONS FOR THE MERGER (SEE PAGE 32)

The merger will enhance Central Parking's position as a leading parking services provider and will broaden Central Parking's geographical base. Central Parking believes that the opportunity for cost savings and increased efficiencies of merging with Allright, along with the resulting combination of management and operational expertise and resources, will enhance Central Parking's overall operations.

To review Central Parking's reasons for the merger in greater detail, see page
32.

CENTRAL PARKING RECORD DATE; VOTING POWER (SEE PAGE 111)

You are entitled to vote at the Central Parking special meeting if you owned shares of Central Parking common stock as of the close of business on December
  , 1998, the Central Parking record date.

There were        shares of Central Parking common stock outstanding on the
Central Parking record date. Central Parking shareholders will have one vote at the Central Parking special meeting for each share of Central Parking common stock they own on the Central Parking record date.

CENTRAL PARKING SHAREHOLDER VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGE 111)

The favorable vote of the holders of a majority of the shares of Central Parking common stock entitled to be cast is required to approve the merger agreement and the issuance of Central Parking common stock related thereto. Your failure to vote will have the effect of a vote against the merger.

Holders of outstanding shares of Central Parking common stock sufficient to approve the merger agreement and the issuance of shares pursuant to the merger agreement have previously agreed that they will vote their shares of Central Parking common stock in favor of the merger agreement and the issuance of shares pursuant to the merger agreement. Therefore, there will be a quorum at the Central Parking special meeting and sufficient votes cast for approval of the merger agreement and the issuance of shares pursuant to the merger agreement to ensure passage without the vote of any other Central Parking shareholder.

CENTRAL PARKING SHAREHOLDER VOTE REQUIRED TO APPROVE THE CHARTER AMENDMENT (SEE PAGE 110)

The favorable vote of the holders of a majority of the shares of Central Parking common stock entitled to be cast is required to approve the charter amendment increasing the number of authorized shares of common stock from 50 million to 100 million. Your failure to vote will have the effect of a vote against the charter amendment.

THE ALLRIGHT SPECIAL MEETING (SEE PAGE 113)

The Allright special meeting will be held at        a.m. (Central Standard Time)
on January, 1999 at 1313 Main Street, Houston, Texas 77002. At the Allright special meeting, Allright shareholders will be asked to adopt the merger agreement.

RECOMMENDATION TO ALLRIGHT SHAREHOLDERS (SEE PAGE 34)

The Allright board of directors believes that the merger is fair to you and in your best interests and unanimously recommends that you vote "for" adoption of the merger agreement.

ALLRIGHT'S REASONS FOR THE MERGER (SEE PAGE 34)

The aggregate consideration to be received by Allright's shareholders pursuant to the merger represents, in Allright's board of directors' opinion, an attractive price for the outstanding Allright common stock, and would enable Allright's shareholders to participate in the growth of Central Parking's business after the merger. In addition, the shares of Central Parking common stock received by the Allright shareholders pursuant to the merger are expected to be tradeable on the New York Stock Exchange.

To review Allright's reasons for the merger in greater detail, see page 34.

ALLRIGHT RECORD DATE; VOTING POWER (SEE PAGE 113)

You are entitled to vote at the Allright special meeting if you owned shares of
Allright common stock as of the close of business on December   , 1998, the
Allright record date.

There were                shares of Allright common stock outstanding on the
Allright record date. Allright shareholders will have one vote at the Allright special meeting for each share of Allright common stock they owned on the Allright record date.

ALLRIGHT SHAREHOLDER VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGE 113)

The affirmative vote of the holders of a majority of the outstanding shares of Allright common stock is required to adopt the merger agreement. Your failure to vote will have the effect of a vote against the merger agreement. The holders of outstanding shares of Allright common stock sufficient to adopt the merger agreement have previously agreed that they will vote their shares of Allright common stock in favor of adoption of the merger agreement. Therefore, there will be a quorum at the Allright special meeting and sufficient votes cast for adoption of the merger agreement to ensure its passage without the vote of any other Allright shareholder.

THE MERGER AGREEMENT (SEE PAGE 78)

The merger agreement (Annex A) is attached at the back of this Joint Proxy Statement/Prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.

WHAT ALLRIGHT SHAREHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 30)

In the merger, Central Parking will issue to Allright shareholders an estimated aggregate of 7.6 million shares of Central Parking common stock in exchange for all of the outstanding Allright common stock. The base equity purchase price is calculated as $564,390,050:

    Plus

    - the aggregate exercise price of Allright warrants and certain Allright options;

    - certain Allright expenses related to this transaction below certain levels;

    - the purchase price and expenses related to the acquisition of certain parking facilities or leases; and

    - a percentage of certain gains on the sale of certain properties;

    Less

    - the principal amount of any long-term indebtedness or capitalized leases of Allright, excluding current portions;

    - Allright's working capital deficit above certain levels;

    - certain Allright expenses related to this transaction above certain levels;

    - a percentage of certain losses on the sale of certain properties;

    - the net proceeds from the sale of certain assets of Allright;

    - certain Allright employee severance costs; and

    - a multiple of Allright's June 30, 1998 earnings before income taxes, depreciation and amortization below a certain level.

The Central Parking common stock issued in the merger will be valued at $46.00 per share. To determine the number of shares of Central Parking common stock you will receive for each share of Allright common stock, divide the Allright base equity purchase price (after all adjustments) by $46.00, then divide that number by the number of shares of Allright common stock, warrants and certain options outstanding. The sample calculation on the following page is an illustration of the calculation of the exchange ratio. THE CALCULATION OF THE EXCHANGE RATIO IS SUBJECT TO VARIOUS ADJUSTMENTS AS OF THE CLOSING OF THE MERGER. THEREFORE, THE ACTUAL FIGURES REQUIRED TO COMPLETE THE CALCULATION CANNOT ACCURATELY BE DETERMINED UNTIL THAT TIME, AND THE ACTUAL FIGURES MAY BE SUBSTANTIALLY DIFFERENT THAN THE FIGURES USED IN THE FOLLOWING ILLUSTRATION.

Starting purchase price.....................................  $564,390,050
  + the aggregate exercise price of Allright warrants and
    certain Allright options;...............................     5,485,000
  + certain Allright expenses related to this
    transaction(1);.........................................     1,000,000
  + the purchase price and expenses related to the
    acquisition of certain parking facilities;..............    47,237,640
  + a percentage of certain gains on the sale of certain
    properties;.............................................            --
  - the principal amount of any long-term indebtedness or
    capitalized leases of Allright(2);......................  (257,870,000)
  - Allright's working capital deficit above certain
    levels(3);..............................................    (1,780,000)
  - certain Allright expenses related to this transaction
    above certain levels(1);................................            --
  - a percentage of certain losses on the sale of certain
    properties;.............................................            --
  - the net proceeds from the sale of certain assets of
    Allright;...............................................    (7,800,000)
  - certain Allright employee severance costs(4); and.......      (328,000)
  - a multiple of Allright's June 30, 1998 earnings before
    income taxes, depreciation and amortization below a
    certain level...........................................            --
                                                              ------------
Total equity purchase price.................................  $350,334,690
                                                              ------------
Total Central Parking common stock to be issued in the
  merger (350,334,690 / 46).................................     7,615,972
                                                              ------------
Total shares of Allright common stock, warrants and certain
  options to purchase Allright common stock(5)..............        85,903
                                                              ------------
Exchange ratio (7,615,972 / 85,903).........................        88.658
                                                              ============

---------------

(1) Assumes transaction expenses are $4,000,000.
(2) Assumes (i) acquisitions are financed through increased debt and (ii) the net proceeds from permitted sales are used to reduce debt.
(3) Assumes working capital deficit is $7,780,000.
(4) Assumes total severance obligations exceed specified threshold.
(5) Estimated to be outstanding as of the closing date of the merger. Assumes exercise of all Allright incentive stock options.

Central Parking will not issue any fractional shares in the merger. Instead, each Allright shareholder otherwise entitled to a fractional share will receive a cash payment equal to $46.00 times the fractional share such Allright shareholder would be entitled to receive.

Allright shareholders should not send in their stock certificates for exchange until instructed to do so later.

OWNERSHIP OF CENTRAL PARKING AFTER THE MERGER (SEE PAGE 127)

Central Parking will issue an estimated aggregate of 7.6 million shares of Central Parking common stock to Allright shareholders in the merger. Based on that number, following the merger, Allright shareholders will own approximately 20.4% of the outstanding Central Parking common stock (assuming all Allright and Central Parking stock options are exercised). This information is based on the number of shares of Allright and
Central Parking common stock outstanding on December   , 1998.

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 48)

Certain directors of Allright and officers of Allright Corporation have employment agreements, stock options and other benefit plans and other arrangements that may provide them with interests in the merger that are different from, or in addition to, those of the other Allright shareholders. Such interests relate to, among other things, (i) provisions in the merger agreement related to the execution of retention, employment and management continuity agreements in connection with the merger, (ii) the terms of certain severance agreements and employment agreements between Allright and certain members of management providing for, in certain circumstances, cash payments, acceleration of options and other benefits upon a change of control of Allright (which would include the merger), (iii) the terms of the Allright 1998 Employee Stock Option Plan, which allows for the immediate exercise of all options granted under the Allright 1998 Employee Stock Option Plan upon a change of control of Allright (which would include the merger), and (iv) provisions in the merger agreement relating to the assumption of certain employee benefit plans to be assumed by Central Parking in connection with the merger. In addition, certain current holders of Central Parking common stock as well as Allright holders of Central Parking common stock after the merger will receive certain registration rights relating to Central Parking common stock under a registration rights agreement. See "The Merger -- Certain Transactions; Interests of Certain Persons in the Merger" and "Registration Rights Agreement."

CONDITIONS TO THE MERGER (SEE PAGE 89)

The merger will be completed if certain conditions, including the following, are met:

    (1) the approval of Central Parking shareholders;

    (2) the absence of any court order or law that prohibits the merger;

    (3) the absence of a material breach by Central Parking or Allright of their respective representations, warranties or obligations under the merger agreement;

    (4) the shares of Central Parking common stock to be issued in the merger have been approved for listing on the New York Stock Exchange;

    (5) the termination or expiration of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 waiting period;

    (6) the absence of a material adverse change to either Central Parking or Allright;

    (7) the receipt of tax opinions from the parties' tax advisors stating that the merger will be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended;

    (8) the receipt of a letter from Central Parking's independent public accountants that the merger will qualify as a pooling of interests; and

    (9) the receipt of a letter from Allright's independent public accountants that Allright qualifies as a combining company for purposes of pooling of interests accounting.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 91)

Central Parking and Allright may agree to terminate the merger agreement without completing the merger. The merger agreement may also be terminated by either party in certain other circumstances, as follows:

    (1) the merger is not completed on or before January 19, 1999 (which date will be extended in certain circumstances); however, neither Central Parking nor Allright may terminate the merger agreement if its breach of the merger agreement is the reason the merger has not been completed. Also, if the only reason the merger has not closed is that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, waiting period has not expired or been terminated, either party may extend the time to March 20, 1999;

    (2) the other party materially breaches its representations or agreements in the merger agreement and such breach cannot be cured after a thirty-day notice period; or

    (3) a law or final court order permanently prohibits the merger.

EFFECT OF TERMINATION (SEE PAGE 91)

In the event the merger agreement is terminated for any reason, Central Parking will, generally speaking, not solicit, or enter into any agreements to operate any facilities which Allright or any of its subsidiaries operated or have binding agreements to operate as of the date of the merger agreement or the date of termination of the merger agreement. In addition, if a termination of the merger agreement occurs, Central Parking will not employ or solicit any employee of Allright as of the date of the merger agreement or the date of termination of the merger agreement. The term of these restrictions is for three years if the merger is not completed because of Central Parking's breach of the merger agreement or because of a material adverse change to Allright, or for eighteen months if the merger is not completed for any other reason. In the event of termination for certain events, the terminating party may receive indemnification for damages, costs and expenses incurred as a result of the termination. If the merger agreement is terminated due to breach of its provisions, the non-breaching party may have certain contractual rights and legal rights under state law, including the right to sue the other party for breach of contract.

REGULATORY APPROVALS (SEE PAGE 47)

Central Parking and Allright are both required to make filings with or obtain approvals from certain regulatory authorities in connection with the merger, including antitrust authorities. Central Parking and Allright made the required Hart-Scott-Rodino filings on October 8, 1998. It is expected that Central Parking and Allright will obtain all required regulatory approvals prior to the special meetings.

ACCOUNTING TREATMENT (SEE PAGE 42)

The merger is expected to be accounted for by Central Parking as a pooling of interests, which means that, for accounting and financial purposes, we will treat our companies as if the merger had occurred on October 31, 1996, the date Allright acquired Allright Corporation. The merger is conditioned on our receipt of a letter from Central Parking's independent public accountants that the merger will qualify as a pooling of interests and receipt of a letter from Allright's independent public accountants stating their belief that Allright qualifies as a combining company for purposes of pooling of interests accounting.

FAIRNESS OPINION OF CENTRAL PARKING'S FINANCIAL ADVISOR (SEE PAGE 36 AND ANNEX
B)

In deciding to approve the merger, Central Parking's board considered an opinion from its financial advisor, The Blackstone Group, L.P., that the exchange ratio is fair to the holders of Central Parking common stock from a financial point of view. The Blackstone opinion does not constitute a recommendation to any holder of Central Parking common stock or Allright common stock as to how to vote on the proposed merger or any matter related thereto. Such opinion is attached as Annex B to this Joint Proxy Statement/Prospectus. We encourage you to read the opinion in its entirety.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 42)

Central Parking's independent public accountants will deliver an opinion to the effect that neither Central Parking nor its shareholders will recognize gain or loss for federal income tax purposes as a result of the merger. Allright's tax advisor will deliver an opinion to the effect that neither Allright nor its shareholders will recognize gain or loss for federal income tax purposes as a result of the merger. Receipt of these tax opinions is a condition to the merger.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.

CERTAIN RELATED AGREEMENTS (SEE PAGES 96 AND 108)

Registration Rights Agreement. The shares of Central Parking common stock issued to the holders of Allright common stock in connection with the merger, as well as certain shares of Central Parking common stock held by Monroe J. Carell, Jr. and certain related parties, will be entitled to the registration rights set forth in the registration rights agreement entered into in connection with the merger. Pursuant to this agreement, the Allright shareholders will have the right to sell up to $250 million worth of Central Parking common stock received in the merger in one or more registered public offerings of Central Parking common stock to be conducted subsequent to the merger, as well as the right to sell up to all of the Central Parking common stock they received in the merger pursuant to a "shelf" registration statement to be filed and kept continuously effective by Central Parking. Monroe J. Carell, Jr. and certain related holders will also have the right to sell up to $100 million worth of Central Parking common stock in such offerings and up to an additional $150 million worth of Central Parking common stock pursuant to such shelf registration statement. See "Registration Rights Agreement."

Transaction Support Agreements. In connection with the merger, Central Parking, The Carell Children's Trust, Monroe J. Carell, Jr., personally and on behalf of certain trusts and foundations, and certain members of the Carell family, have entered into transaction support agreements with Allright, and certain of its shareholders, pursuant to which Monroe J. Carell, Jr., the trusts and foundations and other Carell family members have each agreed, among other things, (i) to vote their respective Central Parking common stock in favor of approval of the merger and other related agreements and transactions, and (ii) not to vote the Central Parking common stock in a manner which would otherwise prevent or delay the consummation of the transactions contemplated by the merger agreement.

Allright, Gregory P. Shay, Timothy L. Grady and CBA Mortgage Partners, L.P. have entered into transaction support agreements with Central Parking and Central Parking Sub, pursuant to which Messrs. Shay and Grady and CBA Mortgage Partners, L.P. have each agreed, among other things, (i) to vote their respective Allright common stock in favor of approval of the merger and other related agreements and transactions, and
(ii) not to vote the Allright common stock in a manner which would prevent or delay the consummation of the transactions contemplated by the merger agreement.

The transaction support agreements do not prohibit Mr. Carell or Mr. Shay from acting in accordance with their fiduciary duties as officers or directors of Central Parking or Allright, respectively.

ALLRIGHT APPRAISAL RIGHTS (SEE PAGE 43 AND ANNEX C)

In connection with the merger, shareholders of Allright will be entitled to demand appraisal rights in respect of their shares of Allright common stock under Section 262 of the General Corporation Law of the State of Delaware, subject to the satisfaction by such shareholders of the conditions for appraisal rights pursuant to Section 262, including Section 262's requirement that the shareholder (i) deliver to Allright, prior to the vote being taken on the merger at the special meeting, written notice of his or her intent to demand payment for his or her shares of Allright common stock if the merger is effected, and
(ii) not vote in favor of the merger. The full text of Section 262 is included as Annex C to this Joint Proxy Statement/Prospectus. See "The
Merger -- Appraisal Rights" and Annex C.

CENTRAL PARKING APPRAISAL RIGHTS

Under Tennessee law, Central Parking shareholders do not have any right to an appraisal of the value of their Central Parking shares in connection with the merger.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE 52)

Central Parking common stock is listed on the New York Stock Exchange. On September 21, 1998, the last full trading day prior to the public announcement of the proposed merger, Central Parking common stock closed at $46.125. On
December   , 1998, Central Parking common stock closed at $          . Allright
common stock is not listed on an exchange and there is no public market for Allright common stock.

LISTING OF CENTRAL PARKING COMMON STOCK

Central Parking has applied to list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Set forth below is selected historical and unaudited pro forma condensed combined financial data of Central Parking and selected historical consolidated financial data of Allright (the "Successor Company") and its predecessor, Allright Corporation (the "Predecessor Company").

The Central Parking historical consolidated balance sheet and statement of earnings data as of and for the five fiscal years ended September 30, 1997 were derived from the audited consolidated financial statements of Central Parking. The Central Parking historical consolidated balance sheet and statement of earnings data as of and for the nine-month periods ended June 30, 1997 and 1998 were derived from the unaudited consolidated financial statements of Central Parking. Central Parking's historical results of operations for the nine months ended June 30, 1998 are not necessarily indicative of the actual results that may be experienced for fiscal 1998.

The Allright Corporation historical consolidated balance sheet and statement of earnings data as of and for the three fiscal years ended June 30, 1996, and for the period from July 1, 1996 to October 30, 1996, were derived from the audited consolidated financial statements of Allright Corporation. The Allright historical consolidated balance sheet data as of June 30, 1997 and 1998, and the historical consolidated statement of earnings data for the period from October 31, 1996 to June 30, 1997 and for the fiscal year ended June 30, 1998, were derived from the audited historical consolidated financial statements of Allright. On October 31, 1996, Allright Acquisition Company, Inc., a wholly owned subsidiary of Allright, acquired Allright Corporation. Allright Acquisition Company, Inc. merged with and into Allright Corporation at the closing of the transaction. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets and liabilities of Allright Corporation based on their estimated fair values at the acquisition date. Accordingly, the consolidated financial statements of Allright are not comparable to those of Allright Corporation, in material respects, since these financial statements report financial position, results of operations and cash flows of these two separate entities.

The selected unaudited pro forma information gives effect to Central Parking's acquisitions in its fiscal year 1997 of Civic Parking LLC, Square Industries, Inc., and Car Park Corporation, and Central Parking's acquisitions in its fiscal year 1998 of Diplomat Parking Corporation, Kinney System Holding Corp., Central Parking System of Louisiana, Inc., and Turner Parking Systems, Inc., collectively referred to herein as the "Purchase Acquisitions." All such Purchase Acquisitions were accounted for using the purchase method of accounting. The purchase method of accounting requires that all assets and liabilities of the acquired companies be adjusted to their respective estimated fair market values as of the dates of acquisition. The unaudited pro forma information assumes the Purchase Acquisitions occurred October 1, 1996 with respect to the statements of earnings for the year ended September 30, 1997 and the nine months ended June 30, 1998. The selected unaudited pro forma information also gives effect to the merger of a wholly owned subsidiary of Central Parking with Allright using the pooling of interests method of accounting. The pooling of interests method of accounting combines assets and liabilities at their historical bases and restates the results of operations as if the Central Parking subsidiary and Allright had merged as of October 31, 1996, the date that Allright, the Successor Company, acquired Allright Corporation, the Predecessor Company. The selected unaudited pro forma information is not necessarily representative of what Central Parking's results of operations or financial position would have been had the Purchase Acquisitions and the merger in fact occurred on the respective dates set forth in the "Unaudited Pro Forma Condensed Combined Financial Statements," and is not intended to project the Central Parking's results of operations or financial position for any future period or date.

The information set forth below should be read in conjunction with the historical "Consolidated Financial Statements and Notes" thereto of Central Parking, Allright Corporation, and Allright, the "Unaudited Pro Forma Condensed Combined Financial Statements" and Notes thereto, and the respective "Management's Discussion and Analysis of Financial Condition and Results of Operation" for Central Parking and Allright, all of which information is included elsewhere herein.

       SELECTED HISTORICAL FINANCIAL DATA OF CENTRAL PARKING CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        NINE MONTHS ENDED
                                               YEAR ENDED SEPTEMBER 30,                     JUNE 30,
                                   -------------------------------------------------   -------------------
                                    1993      1994      1995       1996       1997       1997       1998
                                   -------   -------   -------   --------   --------   --------   --------
STATEMENT OF EARNINGS DATA:
Revenues:
    Parking......................  $69,589   $82,890   $94,383   $109,272   $180,886   $126,981   $231,988
    Management contract..........   25,829    29,278    31,772     34,044     42,090     30,397     42,611
                                   -------   -------   -------   --------   --------   --------   --------
        Total revenues...........   95,418   112,168   126,155    143,316    222,976    157,378    274,599
Costs and expenses:
    Cost of parking..............   66,168    76,952    87,192     99,196    159,904    111,605    199,639
    Cost of management
      contracts..................    9,087     9,812     9,650      9,769     11,793      9,163     11,328
    General and administrative...   12,374    14,196    15,711     17,419     23,427     16,666     28,939
                                   -------   -------   -------   --------   --------   --------   --------
        Total costs and
          expenses...............   87,629   100,960   112,553    126,384    195,124    137,434    239,906
                                   -------   -------   -------   --------   --------   --------   --------
        Operating earnings.......    7,789    11,208    13,602     16,932     27,852     19,944     34,693
                                   -------   -------   -------   --------   --------   --------   --------
Interest expense.................      243        39         0          0      4,582      2,937      6,243
Dividends on Convertible
  Preferred Securities...........       --        --        --         --         --         --      1,684
Net gains on sales of property
  and equipment..................    1,122     2,214        81      1,192      3,137          8         --
Earnings before income taxes.....    8,650    14,143    15,507     21,068     32,412     21,235     32,338
Income taxes.....................    3,416     5,179     5,563      7,232     12,207      7,645     12,420
Net earnings.....................  $ 5,234   $ 8,964   $ 9,944   $ 13,836   $ 20,205   $ 13,590   $ 19,918
Earnings per common share(1):
    Basic........................      N/A       N/A   $  0.43   $   0.54   $   0.78   $   0.52   $   0.73
    Diluted......................      N/A       N/A   $  0.43   $   0.53   $   0.77   $   0.52   $   0.72
OTHER DATA:
Depreciation and amortization....  $ 2,274   $ 2,594   $ 2,882   $  3,420   $  5,875   $  4,179   $  9,756

                                                  AS OF SEPTEMBER 30,                    AS OF JUNE 30,
                                   -------------------------------------------------   -------------------
                                    1993      1994      1995       1996       1997       1997       1998
                                   -------   -------   -------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents........  $ 3,193   $12,026   $10,218   $ 28,605   $  9,979   $    476   $ 20,582
Working capital (deficit)........   (4,466)    1,987     2,676     19,707     (9,231)   (10,144)   (19,754)
Total assets.....................   46,950    60,029    70,440    107,212    234,014    221,859    526,913
Long-term debt and capital lease
  obligations, less current
  portion........................       --        --        --         --     73,252     82,178     64,359
Mandatorily redeemable
  convertible preferred
  securities of trust
  subsidiary.....................       --        --        --         --         --         --    110,000
Shareholders' equity.............   23,249    31,861    41,360     76,793     96,851     90,441    246,793

(1) Reflects the recapitalization of Central Parking on September 29, 1995, three-for-two stock splits effective on each of March 19, 1996 and December 12, 1997, and the adoption of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share."

           SELECTED HISTORICAL FINANCIAL DATA OF ALLRIGHT CORPORATION
                          AND ALLRIGHT HOLDINGS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                ALLRIGHT CORPORATION (PREDECESSOR COMPANY)        ALLRIGHT HOLDINGS, INC.
                               ---------------------------------------------        (SUCCESSOR COMPANY)
                                                                JULY 1, 1996   -----------------------------
                                    YEAR ENDED JUNE 30,              TO        OCTOBER 31, 1996   YEAR ENDED
                               ------------------------------   OCTOBER 30,           TO           JUNE 30,
                                 1994       1995       1996         1996        JUNE 30, 1997        1998
                               --------   --------   --------   ------------   ----------------   ----------
STATEMENT OF EARNINGS DATA:
Total revenues...............  $164,952   $172,997   $172,354     $60,079          $118,558        $217,384
Cost and expense:
  Cost of parking............   132,981    138,764    138,604      45,268            94,374         169,811
  Depreciation and
    amortization.............     6,322      6,446      6,257       2,019             5,328          10,810
  General and
    administrative...........     8,375      8,849      9,271       8,340             6,207          11,919
                               --------   --------   --------     -------          --------        --------
        Total costs and
          expenses...........   147,678    154,059    154,132      55,627           105,909         192,540
                               --------   --------   --------     -------          --------        --------
        Operating earnings...    17,274     18,938     18,222       4,452            12,649          24,844
                               --------   --------   --------     -------          --------        --------
Interest expense.............     6,902      6,914      5,915       1,786            13,915          22,859
Net gains(losses) on sales of
  property and equipment.....       979        690      1,101         110               (19)           (710)
Earnings (loss) before income
  taxes, cumulative effect of
  accounting changes, and
  extraordinary items........    12,511     13,390     14,137       3,016              (715)          2,294
Income taxes.................     4,927      5,878      5,955       1,186             1,151           2,226
Income (loss) before
  cumulative effect of
  accounting change and
  extraordinary item.........     7,584      7,512      8,182       1,830            (1,866)             68
Cumulative effect of
  accounting change..........       927         --         --          --                --              --
Extraordinary item,
  defeasance of bonds........        --         --         --          --            (1,534)             --
Net earnings (loss)..........  $  6,657   $  7,512   $  8,182     $ 1,830          ($ 3,400)       $     68
OTHER DATA:
Depreciation and
  amortization, including
  debt issue costs and
  goodwill...................  $  6,322   $  6,446   $  6,257     $ 2,019          $  7,048        $ 13,391

                                                 ALLRIGHT CORPORATION             ALLRIGHT HOLDINGS, INC.
                                                (PREDECESSOR COMPANY)               (SUCCESSOR COMPANY)
                                          ----------------------------------   -----------------------------
                                                                    AS OF JUNE 30,
                                          ------------------------------------------------------------------
                                            1994       1995         1996             1997            1998
                                          --------   --------   ------------   ----------------   ----------
BALANCE SHEET DATA:
Cash and cash equivalents....             $ 16,652   $  3,652     $ 7,754          $  7,329        $ 19,655
Working capital (deficit)....              (12,809)   (30,884)    (29,086)          (10,494)         (8,710)
Total assets.................              191,520    188,176     197,292           363,799         408,269
Long-term debt and capital
  lease obligations, less
  current portion............               62,345     50,460      43,305           200,473         222,615
Shareholders' equity.........               90,231     91,468     104,025            75,414          85,894

                     UNAUDITED SELECTED PRO FORMA CONDENSED
                            COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      PRO FORMA FULLY COMBINED
                                              ----------------------------------------
                                                                        NINE MONTHS
                                                FISCAL YEAR ENDED          ENDED
                                              SEPTEMBER 30, 1997(1)   JUNE 30, 1998(2)
                                              ---------------------   ----------------
STATEMENT OF EARNINGS DATA:
Revenues:
  Parking and management contract
     revenues...............................        $524,662              $493,562
Cost and expense:
  Cost of parking and management
     contracts..............................         414,032               377,232
  General and administrative................          52,592                51,403
  Amortization of goodwill and noncompete
     agreements.............................          10,068                 8,277
                                                    --------              --------
          Total costs and expenses..........         476,692               436,912
                                                    --------              --------
          Operating earnings................          47,970                56,650
                                                    --------              --------
Interest income.............................           3,621                 3,306
Interest expense............................          35,412                28,946
Dividends on mandatorily redeemable
  convertible securities of a subsidiary
  trust.....................................              --                 1,684
Net gains (losses) on sales of property and
  equipment.................................           2,339                  (669)
Equity in partnership and joint venture
  earnings..................................           5,546                 4,099
Earnings from continuing operations before
  income taxes..............................          23,344                32,538
Income taxes................................          13,378                14,931
Earnings from continuing operations.........        $  9,966              $ 17,607
                                                    ========              ========
Earnings from continuing operations per
  common share(3)(4)(5):
  Basic.....................................        $   0.31              $   0.50
  Diluted...................................        $   0.31              $   0.49
OTHER DATA:
Depreciation and amortization...............        $ 26,495              $ 24,326
                                                    ========              ========

                                                          PRO FORMA FULLY COMBINED
                                                          ------------------------
                                                            AS OF JUNE 30, 1998
                                                            -------------------
BALANCE SHEET DATA(6):
Cash and cash equivalents...............................          $ 40,237
Working capital (deficit)...............................           (49,344)
Total assets............................................           938,102
Long-term debt and capital lease obligations, less
  current portion.......................................           286,974
Mandatorily redeemable convertible securities of trust
  subsidiary............................................           110,000
Shareholders' equity....................................           315,307

---------------

(1) Reflects Central Parking's historical results of operations for its fiscal year ended September 30, 1997 combined with Allright's historical results of operations for the period from October 31, 1996 to June 30, 1997 as if the merger had occurred on October 31, 1996. Also reflects the historical results and pro forma adjustments for the Purchase Acquisitions made by Central Parking during fiscal year 1997 and the first nine months of fiscal of 1998 as if they had occurred on October 1, 1996. See "Unaudited Pro Forma Condensed Combined Financial Statements" and Notes thereto for further detail.
(2) Reflects Central Parking's historical results of operations for the nine months ended June 30, 1998 combined with Allright's historical results of operations for the nine months ended June 30, 1998 as if the merger had occurred on October 31, 1996. Also reflects the historical results and pro forma adjustments for the Purchase Acquisitions made by Central Parking during the nine months ended June 30, 1998 as if they had occurred on October 1, 1996.
(3) Reflects the three-for-two stock split on December 12, 1997.
(4) All earnings per share data for fiscal 1997 has been restated to reflect Central Parking's adoption in the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share."
(5) Pro forma fully combined earnings from continuing operations per share amounts give effect to the Purchase Acquisitions and assumes 7.6 million shares of Central Parking common stock are issued to Allright shareholders in the merger. The pro forma fully combined earnings from continuing operations per share amounts for fiscal year 1997 assumes that the 7.6 million common shares were outstanding for the eight-month period Allright historical operations were included in the pro forma fully combined statement of earnings. See "Unaudited Pro Forma Condensed Combined Financial Statements" and Notes thereto.
(6) Reflects Central Parking historical June 30 balance sheet information combined with Allright historical June 30 balance sheet information.

                           COMPARATIVE PER SHARE DATA

Set forth below is per share data of Central Parking and Allright on an historical and pro forma fully combined basis. The pro forma fully combined information gives effect to the merger of a wholly owned subsidiary of Central Parking and Allright, accounted for as a pooling of interests, assuming that the outstanding shares of Allright are exchanged for 7.6 million shares of Central Parking common stock. The pro forma fully combined information also gives effect to the Purchase Acquisitions. The information set forth below should be read in conjunction with Central Parking's, Allright Corporation's and Allright's historical Consolidated Financial Statements and the Notes thereto, the "Unaudited Pro Forma Condensed Combined Financial Statements" and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Central Parking and Allright included elsewhere herein.

                                          FISCAL YEARS ENDED           NINE MONTHS
                                             SEPTEMBER 30,           ENDED JUNE 30,
                                      ---------------------------   -----------------
CENTRAL PARKING CORPORATION            1995      1996      1997      1997      1998
HISTORICAL PER SHARE DATA:            -------   -------   -------   -------   -------
Income from continuing
  operations(1)(2):
  Basic.............................  $  0.43   $  0.54   $  0.78   $  0.52   $  0.73
  Diluted...........................  $  0.43   $  0.53   $  0.77   $  0.52   $  0.72
Weighted average common shares, in
  thousands(1)(2):
  Basic.............................   23,058    25,793    25,991    25,988    27,373
  Diluted...........................   23,058    26,078    26,330    26,303    27,838
Dividends per common share(1).......  $    --   $0.0500   $0.0575   $0.0425   $0.0450
Book value per common share(3)......  $  1.79   $  2.93   $  3.68   $  3.44   $  8.36

                                                            FISCAL YEARS ENDED
                                                                 JUNE 30,
                                                          ----------------------
ALLRIGHT HOLDINGS, INC. HISTORICAL                          1997         1998
PER SHARE DATA:                                           ---------    ---------
Income from continuing operations(4):
  Basic.................................................        N/A          N/A
  Diluted...............................................        N/A          N/A
Weighted average common shares, in thousands(4):
  Basic.................................................        N/A          N/A
  Diluted...............................................        N/A          N/A
Dividends per common share(5)...........................  $      --    $      --
Book value per common share(6)..........................  $1,020.20    $1,082.81

                                                            FISCAL       NINE MONTHS
                                                             YEAR           ENDED
UNAUDITED PRO FORMA FULLY COMBINED                           1997       JUNE 30, 1998
PER SHARE DATA:                                           -----------   -------------
Income from continuing operations(7):
  Basic.................................................    $  0.31        $  0.50
  Diluted...............................................       0.31           0.49
Weighted average common shares, in thousands(7):
  Basic.................................................     31,982         35,331
  Diluted...............................................     32,321         35,796
Dividends per common share(8)...........................    $0.0575        $0.0450
Book value per common share(9)..........................        N/A        $  8.50

---------------

(1) Reflects the recapitalization of Central Parking on September 29, 1995, and three-for-two stock splits each effective on March 19, 1996 and December 12, 1997.
(2) All earnings per share data has been restated to reflect Central Parking's adoption in the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128 "Earnings per Share."
(3) Presented as of the end of the respective periods.

(4) Information is not applicable given that Allright Corporation and Allright were not public companies.
(5) Allright has not paid any dividends during the historical periods presented.
(6) Presented as of June 30, 1997 and 1998.
(7) Reflects the restatement of weighted average common shares outstanding assuming the Purchase Acquisitions occurred October 1, 1996 and the merger between a wholly owned subsidiary of Central Parking and Allright occurred on October 31, 1996. Assumes 7.6 million common shares of Central Parking are issued to shareholders of Allright. See "Unaudited Pro Forma Condensed Combined Financial Statements" and Notes thereto, and Central Parking and Allright historical consolidated financial statements for further information.
(8) Reflects dividends at Central Parking's historical dividend rates for historical and pro forma periods.
(9) Reflects the pro forma combined net assets at June 30, 1998 divided by the pro forma combined common shares outstanding at June 30, 1998.

                                  RISK FACTORS

Central Parking shareholders and Allright shareholders should carefully consider the following matters, together with the other information contained in this Joint Proxy Statement/Prospectus (including the matters addressed in "The
Merger -- Forward-Looking Statements May Prove Inaccurate") before determining whether to vote to approve the merger agreement.

INTEGRATION OF ACQUISITIONS

The merger involves the integration of two companies that have previously operated independently. Allright is a significantly larger company than Central Parking has integrated previously. No assurance can be given that Central Parking will be able to integrate the operations of Allright without encountering difficulties or experiencing the loss of key Central Parking or Allright employees or customers, or that the benefits expected from such integration will be realized. Moreover, the merger will require significant integration of the two companies' information systems at a time when both companies are taking steps to address their Year 2000 issues and Allright is in the process of converting its information systems. In addition to the merger, Central Parking completed three acquisitions in fiscal 1997 and four acquisitions in fiscal 1998. As a result of the merger and these previous acquisitions, Central Parking will have substantially increased the number of persons employed by Central Parking, the number of facilities operated by Central Parking, and the geographic markets serviced by Central Parking. Although Central Parking believes that it can successfully integrate and manage the acquired operations and achieve certain economies of scale, there can be no assurance that the acquisitions will be integrated successfully into Central Parking's operations, that cost savings or operating efficiencies will be realized to the extent anticipated by Central Parking, or that the acquired operations will achieve levels of profitability that justify Central Parking's investments. Central Parking can give no assurance that any acquired facility or company will be successfully integrated into its operations. Also, because of the price paid by Central Parking or because of the performance of acquired operations after such acquisitions, there can be no assurance that the results of the acquired operations will not be dilutive to Central Parking's per share earnings. Any acquisition contemplated or completed by Central Parking may result in adverse short-term effects on Central Parking's reported operating results, divert management's attention, introduce difficulties in retaining, hiring and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on Central Parking's financial condition and results of operations.

Central Parking receives information regarding potential acquisitions from time to time, however, there are currently no material acquisitions other than the merger which Central Parking believes are more likely than not to occur. Central Parking believes the stock market currently expects a continued significant rate of acquisitions by Central Parking. There can be no assurance that Central Parking will be able to consummate parking facility or company acquisitions in the future at the rate currently expected, if at all.

FIXED MERGER CONSIDERATION DESPITE POTENTIAL CHANGES IN STOCK PRICES

Upon completion of the merger, each share of Allright common stock will be converted into Central Parking common stock based on a calculation that assumes a value of $46.00 per share of Central Parking common stock. The valuation of the Central Parking common stock is fixed and will not be adjusted in the event of any increase or decrease in the price of

Central Parking common stock. The trading price of Central Parking common stock on the closing date of the merger may vary from the fixed price of $46.00 per share for purposes of the merger agreement. For example, during the twelve-month
period ending on December   , 1998 (the most recent practicable date prior to
the printing of this Joint Proxy Statement/Prospectus), the closing price of
Central Parking common stock varied from a low of $       to a high of $
and on that date closed at $       (see "Volatility of Market Price for Central
Parking Common Stock" for further information). Such variations may be the result of changes in the business, operations or prospects of Central Parking, Allright or the combined company, market assessments of the likelihood that the merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. If the market value of Central Parking common stock is lower than $46.00 on the closing date of the merger, then the fixed valuation of Central Parking common stock would result in holders of Allright common stock receiving less aggregate consideration of Central Parking common stock than they would have received if the market value of Central Parking common stock on the closing date of the merger was equal to or higher than $46.00 per share. Because the completion of the merger may occur at a date later than the special meetings, there can be no assurance that the price of Central Parking common stock on the date of the special meetings will be indicative of the price at the completion of the merger. At the time of the special meetings, Allright shareholders will not know the exact value of the Central Parking common stock that they will receive when the merger is completed. Thus, the market value of the Central Parking common stock received in the merger could be less than $46.00 per share.

Allright shareholders are urged to obtain current market quotations for Central Parking common stock.

NEED FOR GOVERNMENT APPROVALS; POSSIBLE OPERATING RESTRICTIONS

The consummation of the merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Central Parking and Allright both made the filings required under Hart-Scott-Rodino on October 8, 1998. Central Parking and Allright are seeking to obtain all required regulatory approvals prior to the special meetings; however, no assurances can be given that all required regulatory approvals will be obtained on that timetable or that restrictions on the combined company will not be sought by governmental agencies as a condition to obtaining such approvals. There can be no assurance that any operating restrictions imposed would not adversely affect the value of the combined company. See "The Merger -- Regulatory Matters."

ABILITY TO MANAGE GROWTH

Central Parking intends to continue to expand its business by adding management contracts and leases and by acquiring additional parking facilities and operators. Central Parking's growth will be affected by the results of operations of added parking facilities, which will depend upon contract terms, government licenses and approvals, and local competitive environments. The nature of licenses and approvals, and the timing and likelihood of obtaining them, vary widely from state to state and country to country. Central Parking's growth will also be directly affected by Central Parking's ability to obtain suitable financing and by the competitive environment for acquisitions. Some of the acquired operations may be located in geographic markets in which Central Parking has little or no presence. Successful integration and management of additional facilities will depend on a number of factors, many of which are beyond Central Parking's control. Central Parking's growth plans will also place significant demands on Central Parking's management and operating personnel and will require Central Parking to improve its operational, financial, and management information systems. As Central Parking continues to expand its operations, its ability to maintain or exceed its historical percentage growth rate may be adversely impacted. There can be no assurance that this lowering of Central Parking's percentage growth rate will not adversely affect the value of the combined company.

OBLIGATIONS OF CENTRAL PARKING TO REGISTER STOCK

In connection with the merger, Central Parking will issue an estimated aggregate of 7.6 million shares of Central Parking common stock. After the merger, the Central Parking common stock issued in the merger will be freely tradeable, subject to volume limitations and other restrictions of Rules 144 and 145 under the Securities Act for persons who are affiliates of Central Parking following the merger or who were affiliates of Allright prior to the merger. This could result in substantial sales of shares of Central Parking common stock after the merger. In addition, Central Parking and Allright and certain affiliates entered into a registration rights agreement. The registration rights agreement requires Central Parking to register up to $250 million worth of Central Parking common stock issued pursuant to the merger in one or more registered public offerings and up to $100 million worth of Central Parking common stock currently held by certain Central Parking shareholders. These offerings will also potentially result in a large number of shares of Central Parking common stock being sold in the market. The sale of a substantial number of shares of Central Parking common stock in the market could result in a reduction in the market price for Central Parking common stock. See "Registration Rights Agreement."

RESTRICTED ACCESS TO CAPITAL; INCREASED INDEBTEDNESS

The registration rights agreement provides certain limitations and restrictions upon Central Parking's ability to issue new shares of Central Parking common stock. Until shareholders of Allright have received gross proceeds of at least $250 million from the sale of Central Parking common stock and certain current shareholders of Central Parking have received at least $100 million from the sale of Central Parking common stock in either registered offerings or otherwise, Central Parking can not sell any shares of its common stock on its own behalf, subject to certain exceptions. As a result, Central Parking may not have access to the capital markets for a significant period of time. In addition, as a result of the merger, Central Parking's indebtedness will increase from approximately $45 million, as of October 16, 1998, to approximately $310 million, which may reduce its ability to borrow additional funds in the future. Thus, Central Parking may have limited sources to raise additional funds if needed in its operations or for additional acquisitions. There can be no assurance that the restrictions upon Central Parking's ability to raise funds through common stock offerings or its increased debt level will not have a material adverse effect on Central Parking. See "Registration Rights Agreement."

INCURRENCE OF SIGNIFICANT TRANSACTION CHARGES

Central Parking and Allright expect to incur transaction costs related to the Merger. Such costs are currently estimated to be approximately $14 million in the aggregate. These costs are to reflect direct transaction costs, primarily for investment banking, legal and accounting fees. This amount is a preliminary estimate and is therefore subject to change. Additional unanticipated expenses may be incurred relating to the integration of the businesses of Central Parking and Allright. Although it is expected that the elimination of duplicative expenses as well as other efficiencies related to the integration of the business of the two companies may offset these expenses over time, there can be no assurance that such net benefit will be achieved in the near term, or at all. There can be no assurance that combining the business of Central Parking and Allright, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently. See "Unaudited Pro Forma Condensed Combined Financial Statements."

DEPENDENCE ON MANAGEMENT CONTRACTS AND LEASES

One source of Central Parking's and Allright's revenues and gross margin is management contracts relating to parking facilities owned by unaffiliated property owners.

Management contracts, in general, are for terms of one to three years, but are cancelable by the property owner on short notice. There can be no assurance that Central Parking will be able to maintain or renew its and Allright's management contracts on favorable terms. The loss, or renewal on less favorable terms, of a substantial number of management contracts could have a material adverse effect on Central Parking's financial condition and results of operations.

Typically, for management contracts, Central Parking and Allright receive a fixed fee and/or a small percentage of gross revenues generated by the facility, whereas leases generally require the operator to make a fixed monthly payment regardless of fees collected. Therefore, although management contracts provide a fixed source of income, leases and owned properties can potentially generate more income. See "-- Dependence on Property Performance." Under management contracts, Central Parking and Allright also provide ancillary services such as insurance, accounting, equipment leasing, and consulting. A material reduction in the profit margins associated with these ancillary services provided under management contracts, caused by, among other things, increases in costs or claims associated with, or reductions in the number of clients purchasing insurance or other ancillary services provided by Central Parking and Allright, could have a material adverse effect on Central Parking's financial condition and results of operations.

DEPENDENCE ON PROPERTY PERFORMANCE

Central Parking's and Allright's revenues and profitability are dependent on the performance of the parking facilities they own, lease and manage. Central Parking's and Allright's revenues from leased and owned parking facilities consist of parking fees collected by such facilities. Leases generally are for three to ten year terms. Although there is more potential for revenue from leased and owned facilities than from management contracts, they also carry more risk if there is a downturn in property performance or commercial real estate occupancy rates.

Generally, performance of Central Parking's and Allright's parking facilities depend, in part, on their ability to negotiate favorable contract terms, their ability to control operating expenses, financial conditions prevailing generally and in areas where parking facilities are located, the nature and extent of competitive parking facilities in the area, weather conditions in areas where parking facilities are located and the real estate market generally.

COMPETITION

The parking industry is highly competitive. Central Parking's competitors range from small single-lot operators to large regional and national multi-facility operators, and include municipal and other governmental entities. In addition, Central Parking competes for qualified management personnel with other parking facility operators, with property management companies, and with property owners. There can be no assurance that Central Parking will not encounter increased competition in the future, due to, its ability to attract customers, expand its business, or maintain profitable pricing levels, and which could have a material adverse effect on Central Parking's financial condition or results of operations. Central Parking competes for acquisitions with other parking facility operators, real estate developers and real estate investment trusts. There can be no assurance that Central Parking will not encounter increased competition for acquisitions in the future and that such competition will not have an adverse effect on Central Parking's ability to complete acquisitions or on prices paid for acquisitions.

VARIATIONS IN QUARTERLY OPERATING RESULTS

Central Parking has experienced fluctuations in its quarterly revenues and profitability. These fluctuations are caused by a variety of factors including the timing of gains on sales of owned facilities, preopening costs, the effect of weather on travel and transportation patterns, and local and national economic conditions. There can be no assurance that fluctuations in revenues and net earnings will not cause the market price of Central Parking common stock to fluctuate substantially. Results for any particular quarter may not be indicative of future results or results for the full fiscal year. See "Central Parking's Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

FOREIGN CURRENCY EXCHANGE RATES

Central Parking operates in the United Kingdom, Germany, Mexico, the Republic of Ireland, Chile, Malaysia, Canada, and Spain, maintains a business development office in the Netherlands, and intends to expand its business in these and other international locations. For the nine months ended June 30, 1998, revenues from foreign operations represented 6.2% of Central Parking's total revenues. Of these foreign revenues, revenues from United Kingdom operations represented 96.2% of such revenues, excluding earnings from joint ventures. Central Parking receives revenues and incurs expenses in various foreign currencies in connection with its foreign operations and, as a result, Central Parking is subject to currency exchange rate fluctuations. Central Parking intends to continue to invest in foreign leased or owned parking facilities, either independently or through joint ventures, where appropriate, and may become increasingly exposed to foreign currency fluctuations. Presently, Central Parking has limited exposure to foreign currency risk and anticipates implementing a hedge program if such risk materially increases.

DEPENDENCE ON KEY MANAGEMENT

The success of Central Parking and the integration of Allright are highly dependent on the continued services of certain members of Central Parking's management team and Allright's management team after the merger. The loss of services of one or more members of Central Parking's or Allright's senior management team could have a material adverse effect on Central Parking's financial condition and results of operations. Although Central Parking and Allright have historically been successful in retaining the services of their senior manage-ment, there can be no assurance that Central Parking will be able to retain such personnel in the future. Central Parking is a beneficiary of certain life insurance policies on certain key executives ranging from $100,000 to approximately $1.2 million.

ENVIRONMENTAL AND OTHER REGULATIONS

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the ownership or operation of parking facilities, Central Parking may be potentially liable for such costs including any such costs which are asserted against the properties currently owned or operated by Allright. There can be no assurance that a material environmental claim will not be asserted against Central Parking or against its or Allright's owned or operated parking facilities. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on Central Parking's financial condition or results of operations.

Various other governmental regulations affect Central Parking's operation of parking facilities, both directly and indirectly, including air and water quality laws, licensing laws, and the Americans with Disabilities Act of 1990. Under such act, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. Although management believes that the parking facilities it owns and operates are in substantial compliance with these requirements, a determination that Central Parking or the facility owner is not in compliance with the Americans with Disabilities Act, or other regulatory laws, could result in the imposition of fines or damage awards against Central Parking.

LABOR UNIONS; POTENTIAL WORK STOPPAGE

Approximately 3,900 employees of Central Parking and 591 employees of Allright are represented by labor unions. There can be no assurance that Central Parking or Allright will be able to renew existing labor union contracts on acceptable terms. Employees could exercise their rights under the labor union contract, which could include a strike or walk-out. In such cases, there are no assurances that Central Parking or Allright would be able to staff sufficient employees for its short-term needs. Any such labor strike or the inability of Central Parking or Allright to negotiate a satisfactory contract upon expiration of the current agreements could have a material adverse effect on Central Parking's or Allright's business, financial condition or results of operations.

VOLATILITY OF MARKET PRICE FOR CENTRAL PARKING COMMON STOCK

From time to time, there may be significant volatility in the market price of Central Parking common stock. Central Parking believes that the current market price of Central Parking common stock reflects expectations that Central Parking will be able to continue to operate its facilities profitably, add management contracts and leases and acquire new facilities at a significant rate. If Central Parking is unable to operate its facilities profitably or add new facilities at a pace that reflects the expectations of the market, investors could sell shares of Central Parking common stock at or after the time that it becomes apparent that the expectations may not be realized, resulting in a decrease in the market price of Central

Parking common stock. In addition to quarterly operating results of Central Parking, changes in earnings estimates by analysts, general conditions in the economy, the financial markets, or the parking industry, or other developments affecting Central Parking could cause the market price of Central Parking common stock to fluctuate substantially. The stock market may experience extreme price and volume fluctuations and such volatility may have a significant effect on the market price of Central Parking common stock for reasons unrelated to Central Parking's operating performance. See "Comparative Price Range of Common Stock and Dividend Policy."

                                   THE MERGER

The discussion in this Joint Proxy Statement/Prospectus (this "Joint Proxy Statement/Prospectus") of the merger discussed herein is subject to, and qualified in its entirety by reference to, the Agreement and Plan of Merger (the "Merger Agreement") by and among Central Parking Corporation, a Tennessee corporation (together with its subsidiaries, "Central Parking"), Central Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of Central Parking ("Central Parking Sub"), Allright Holdings, Inc., a Delaware corporation (together with its subsidiaries, "Allright"), Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("Apollo"), and AEW Partners, L.P., a Delaware limited partnership ("AEW"), dated as of September 21, 1998, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex A, and is incorporated herein by reference. Pursuant to the Merger Agreement, Central Parking Sub will merge with and into Allright, with Allright surviving the merger as an indirect, wholly owned subsidiary of Central Parking (the "Merger").

GENERAL

This Joint Proxy Statement/Prospectus is being furnished to shareholders of Central Parking in connection with the solicitation of proxies by the Board of Directors of Central Parking (the "Central Parking Board") for use at the special meeting of Central Parking shareholders (including any adjournment or
postponement thereof) to be held on January   , 1999 (the "Central Parking
Special Meeting"). At the Central Parking Special Meeting, shareholders of Central Parking will be asked to consider and vote upon: (i) the approval of the Merger Agreement and the issuance of Central Parking Common Stock (as defined below) as contemplated by the Merger Agreement (the "Merger Proposal"), (ii) the approval of an amendment to Central Parking's Amended and Restated Charter (the "Central Parking Charter") to increase the number of authorized shares of common stock, $0.01 par value per share (the "Central Parking Common Stock"), from 50 million to 100 million (the "Charter Amendment Proposal"), and (iii) other matters properly brought before the Central Parking Special Meeting.

This Joint Proxy Statement/Prospectus is also being furnished to shareholders of Allright in connection with the solicitation of proxies by the Board of Directors of Allright (the "Allright Board") for use at the special meeting of Allright shareholders (including any adjournment or postponement thereof) to be
held on January   , 1999 (the "Allright Special Meeting," and together with the
Central Parking Special Meeting, the "Special Meetings"). At the Allright Special Meeting, the Allright shareholders will be asked to consider and vote upon: (i) the adoption of the Merger Agreement, and (ii) other matters properly brought before the Allright Special Meeting.

This Joint Proxy Statement/Prospectus also constitutes the prospectus of Central Parking filed with the Securities and Exchange Commission (the "Commission") as a part of a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to an estimated 7.6 million shares of Central Parking Common Stock to be issued to shareholders of Allright pursuant to the Merger Agreement.

The Merger Agreement provides, on the terms and subject to the conditions set forth therein, (i) for the Merger and (ii) that each share of Allright common stock, $0.10 par value per share (the "Allright Common Stock"), outstanding immediately prior to the Effective Time

(as defined below) (other than shares owned by Allright as treasury stock or by Central Parking or any subsidiary of Central Parking) will be converted into such number of shares determined by (x) dividing the Equity Purchase Price (as defined below) by $46.00 and (y) dividing that quotient by the number of shares of Allright Common Stock, warrants and certain options to purchase Allright Common Stock outstanding (the "Exchange Ratio").

The total equity purchase price ("Equity Purchase Price") of Allright is $564,390,050, adjusted as follows:

     - Approved acquisitions. For acquisitions completed after April 30, 1998, the amount of cash consideration used and transaction expenses and capital expenditures incurred for such acquisitions will be added to the purchase price.

     - Transaction expenses. If the expenses incurred by Allright in connection with the Merger exceed $5 million, the excess will be subtracted from the purchase price and if such expenses are under $5 million, the shortfall will be added to the purchase price.

     - Working capital. If Allright's working capital deficit is more than $6 million, the deficit amount above $6 million will be subtracted from the purchase price.

     - EBITDA. If Allright's June 30, 1998 earnings before income taxes, depreciation and amortization ("EBITDA") (with certain adjustments to be made to EBITDA pursuant to the Merger Agreement) is below $34.0 million, the amount below $34.0 million times sixteen (16) will be subtracted from the purchase price.

     - Options and warrants. The aggregate exercise price of outstanding and unexercised Allright warrants and non-qualified options will be added to the purchase price.

     - Permitted sales. The net proceeds from any permitted sale, lease or transfer of any property or assets will be subtracted from the purchase price.

     - Assumed debt. The principal amount of any long-term debt or capitalized leases assumed by Central Parking will be subtracted from the purchase price.

     - Excess severance. If Allright's contractual severance obligations exceed a certain amount, the excess will be subtracted from the purchase price.

     - Other. A percentage of certain gain or loss from divestitures made by Allright will be added or subtracted, respectively, from the purchase price.

For a more detailed description of the Equity Purchase Price, see "The Merger Agreement -- Conversion of Securities; Merger Consideration." The following is an illustration of the calculation of the Exchange Ratio. The calculation is for illustrative purposes only. THE CALCULATION OF THE EXCHANGE RATIO IS SUBJECT TO VARIOUS ADJUSTMENTS AS OF THE CLOSING OF THE MERGER. THEREFORE, THE ACTUAL FIGURES REQUIRED TO COMPLETE THE CALCULATION CANNOT ACCURATELY BE DETERMINED UNTIL THAT TIME, AND THE ACTUAL FIGURES MAY BE SUBSTANTIALLY DIFFERENT THAN THE FIGURES USED IN THE FOLLOWING ILLUSTRATION.

Starting purchase price.....................................  $ 564,390,050
  + the aggregate exercise price of Allright warrants and
    certain Allright options;...............................      5,485,000
  + certain Allright expenses related to this
    transaction(1);.........................................      1,000,000
  + the purchase price and expenses related to the
    acquisition of certain parking facilities;..............     47,237,640
  + a percentage of certain gains on the sale of certain
    properties;.............................................             --
  - the principal amount of any long-term indebtedness or
    capitalized leases of Allright(2);......................   (257,870,000)
  - Allright's working capital deficit above certain
     levels(3);.............................................     (1,780,000)
  - certain Allright expenses related to this transaction
    above certain levels(1);................................             --
  - a percentage of certain losses on the sale of certain
    properties;.............................................             --
  - the net proceeds from the sale of certain assets of
    Allright;...............................................     (7,800,000)
  - certain Allright employee severance costs(4); and.......       (328,000)
  - a multiple of Allright's June 30, 1998 EBITDA below a
    certain level...........................................             --
                                                              -------------
Total equity purchase price.................................  $ 350,334,690
                                                              -------------
Total Central Parking common stock to be issued in the
  Merger (350,334,690 / 46).................................      7,615,972
                                                              -------------
Total shares of Allright common stock, warrants and certain
  options to purchase Allright Common Stock(5)..............         85,903
                                                              -------------
Exchange ratio (7,615,972 / 85,903).........................         88.658
                                                              =============

---------------
(1) Assumes transaction expenses are $4,000,000.
(2) Assumes (i) acquisitions are financed through debt and (ii) the net proceeds from permitted sales are used to reduce debt.
(3) Assumes working capital deficit is $7,780,000.
(4) Assumes total severance obligations exceed specified threshold.
(5) Estimated to be outstanding as of closing date of the Merger. Assumes exercise of all Allright incentive stock options.

The Merger will become effective (the "Effective Time") at the time of filing of articles of merger with the Secretary of State of the State of Delaware (or at such later time as is specified in the articles of merger), which is expected to occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived. The Effective Time is expected to occur as soon as practicable after the Special Meetings.

In connection with the Merger Agreement, certain parties also (i) entered into a Registration Rights Agreement, dated as of September 21, 1998, by and among Central Parking, Apollo, AEW, and certain affiliates of Central Parking (the "Registration Rights Agreement"),

(ii) entered into various transaction support agreements dated as of September 21, 1998, by and among Central Parking, Allright and certain shareholders of either Central Parking or Allright (collectively, the "Transaction Support Agreements"), and (iii) agreed to enter into a non-competition agreement to be dated as of the closing, by and among Central Parking, AEW, Apollo and certain other entities (the "Non-Competition Agreement" and collectively with the Registration Rights Agreement and the Transaction Support Agreements, the "Related Agreements").

CENTRAL PARKING'S REASONS FOR THE MERGER; RECOMMENDATION OF THE CENTRAL PARKING BOARD OF DIRECTORS

On September 21, 1998, the Central Parking Board (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of the Central Parking Common Stock pursuant to the Merger, and the terms of Related Agreements, are fair to and in the best interests of Central Parking and its shareholders, (ii) approved the Merger Agreement, the Related Agreements and the transactions contemplated thereby and
(iii) recommended that Central Parking shareholders approve the Merger
Agreement.

In reaching the foregoing conclusions and recommendations, the Central Parking Board considered a number of factors, including the following:

     - the Merger is expected to enhance Central Parking's position as one of the world's leading parking services providers;

     - the opportunity for cost savings and increased efficiencies by combining the operations of the two companies, especially in cities where both companies have operations;

     - the combination of management and operational expertise and resources of the two companies is expected to create the opportunity for revenue synergies and is expected to better position Central Parking to capitalize on growth opportunities in the parking industry;

     - Central Parking will gain access to the Allright brand name, which is a leading national brand;

     - the Merger will give Central Parking access to Allright's owned properties, which historically have provided more durable cash flows than leased or managed properties and offer development potential;

     - Central Parking's geographic base will be broadened by the Merger, which will add locations in the midwest, southwest and California to Central Parking's existing locations; and

     - the potential for new business through relationships with Apollo, AEW and their respective affiliates, each of which has extensive real estate contacts and assets.

In addition to the factors outlined above, the Central Parking Board made its determination after careful consideration of, and based on, certain additional factors, information and reports, including the following:

        (i) reports from management and legal and accounting advisors on the specific terms of the relevant agreements, including the Merger Agreement and the Related

     Agreements, and other matters, including the fact that the Merger is expected to be accounted for as a pooling of interests;

        (ii) the companies' respective historical financial conditions, results of operations and estimated future results (including those of Central Parking as a stand-alone entity), current financial market conditions and historical market prices; trading information for Central Parking Common Stock; the consideration to be paid to Allright shareholders in the Merger; and the percentage of the combined company to be owned by Central Parking shareholders following the Merger; and

        (iii) the financial and other analysis presented by Central Parking's financial advisor, The Blackstone Group, L.P. ("Blackstone"), including the oral opinion of Blackstone (subsequently confirmed in writing) that the Exchange Ratio was fair to the Central Parking shareholders from a financial point of view as of the date of such opinion. See "-- Opinion of Central Parking's Financial Advisor."

The Central Parking Board also considered (i) the risk that the benefits sought in the Merger would not be obtained, (ii) the risk that the Merger would not be consummated, (iii) the effect of the public announcement of the Merger on revenues, customer and supplier relationships, operating results and ability to retain employees, and on the trading price of Central Parking Common Stock, (iv) the potentially substantial management time and effort that will be required to consummate the Merger and integrate the operations of the two companies, (v) the impact of the Merger on Central Parking and Allright employees, (vi) the impact of the Registration Rights Agreement on Central Parking's ability to raise capital, and (vii) other matters described under "Risk Factors" and "--Forward Looking Statements May Prove Inaccurate."

In the judgment of the Central Parking Board, the potential benefits of the Merger outweighed these considerations.

The foregoing discussion of the information and factors considered by the Central Parking Board is not intended to be exhaustive but includes all material factors considered. The Central Parking Board did not assign relative weight to the above factors. Rather, it viewed its position and recommendation as being based on the totality of the information presented and considered. In addition, individual members of the Central Parking Board may have given different weight to different factors.

THE CENTRAL PARKING BOARD UNANIMOUSLY RECOMMENDS THAT THE CENTRAL PARKING SHAREHOLDERS VOTE "FOR" THE MERGER PROPOSAL.

BACKGROUND OF THE BUSINESS RELATIONSHIP AND THE MERGER

On January 12, 1998, Central Parking retained Blackstone to evaluate certain strategic alternatives, including a possible transaction with Allright. On January 30, 1998, Central Parking, Apollo and AEW entered into a confidentiality agreement with respect to certain information regarding Allright to be provided to Central Parking. On February 17, 1998, Monroe Carell Jr., Chairman and Chief Executive Officer of Central Parking, and representatives of Blackstone met with representatives of Apollo in a preliminary meeting in New York to explore the feasibility of pursuing a transaction. Some general financial information was exchanged following the meeting.

On April 28, 1998, certain executives of Central Parking and representatives of Blackstone met with executives of Allright, Apollo and AEW and representatives of Bear, Stearns & Co.

Inc., financial advisors to Apollo and AEW, to discuss parameters for due diligence and other activities leading to a possible transaction. On May 5, 1998, Central Parking sent a letter to Apollo and AEW requesting certain due diligence materials, and on or about May 15, 1998, Allright sent Central Parking a letter requesting certain due diligence materials. On May 19, 1998, Central Parking and Allright entered into a confidentiality agreement covering certain information regarding Central Parking provided to Apollo and AEW. During late May and early June 1998, representatives of Central Parking and its advisors and representatives of Apollo and AEW and their advisors reviewed due diligence materials in data rooms set up by Central Parking and Allright. Numerous due diligence meetings and phone conferences were conducted during the months of June, July, August and September between representatives of Central Parking, Apollo, AEW and Allright. Face to face negotiations took place on June 29, July 12, July 20, August 5 and August 24, 1998, in which representatives of Central Parking, Apollo, AEW and Allright met in New York to discuss a number of issues relating to the transaction, including due diligence and documentation matters.

At a special meeting held on September 3, 1998, the Central Parking Board met to discuss the proposed terms and conditions of the transaction. At the meeting, the status of the negotiations was reviewed; the results of Central Parking's due diligence review were presented; representatives of Blackstone presented an analysis of the financial terms of the proposed transaction; a representative of Harwell Howard Hyne Gabbert & Manner, Central Parking's outside legal counsel, outlined the terms of the proposed transaction and presented the Central Parking Board's legal duties and responsibilities; and representatives of KPMG Peat Marwick LLP, Central Parking's independent public accountants, discussed applicable pooling and other accounting issues.

On September 9, 1998, representatives of Central Parking made a presentation regarding the business of Central Parking to representatives of Apollo and AEW. Negotiations between representatives of Central Parking and Apollo and AEW continued until final agreement on terms of the Merger Agreement and the Related Agreements was reached on September 21, 1998. During this period, the Central Parking Board was kept informed of the progress of the negotiations. Pursuant to unanimous consent resolutions dated as of September 21, 1998, the Central Parking Board approved entering into the proposed Merger Agreement and Related Agreements. The Merger Agreement, the Registration Rights Agreement and the Transaction Support Agreements were signed on September 21, 1998. A press release announcing the proposed Merger was issued on September 21, 1998.

ALLRIGHT'S REASONS FOR THE MERGER; RECOMMENDATION OF THE ALLRIGHT BOARD OF DIRECTORS

After reviewing the terms of the Merger Agreement and the Related Agreements and certain information concerning Central Parking, the Allright Board unanimously determined that the Merger is advisable and in the best interests of Allright and its shareholders. Accordingly, the Allright Board has unanimously adopted the Merger Agreement, the Related Agreements, and the transactions contemplated thereby and unanimously recommends that the holders of Allright Common Stock vote "for" adoption of the Merger Agreement and the transactions contemplated thereby at the Allright Special Meeting.

In reaching its decision to adopt the Merger Agreement and the transactions contemplated thereby, members of the Allright Board consulted with Allright's management, as well as its legal counsel, accountants and financial advisor, Bear, Stearns & Co. Inc., and considered a number of factors, including without limitation, the following:

        (i) the consideration to be received by Allright's shareholders in the Merger, including the fact that the estimated aggregate consideration after adjustments for holders of Allright Common Stock represents, in the Allright Board's opinion, an attractive price based on Allright's historical performance, and also represents a significant premium (on a per share basis) over the price that Apollo, AEW and certain other investors paid for Allright Common Stock in connection with the acquisition of Allright Corporation by Allright in October 1996. See "The
     Merger -- General;"

        (ii) the fact that the issuance of shares of Central Parking Common Stock in the Merger would be registered under the Securities Act and would be subject to certain registration rights under the Registration Rights Agreement and that the shares of Central Parking Common Stock were expected to be tradeable on the New York Stock Exchange ("NYSE"), greatly increasing the liquidity of Allright's shareholders;

        (iii) the ability of Allright's shareholders to continue to participate in the growth of the business conducted by Allright and Central Parking after the Merger and to benefit from the potential appreciation in the value of the Central Parking Common Stock, while obtaining tax-free treatment for the shares of Central Parking Common Stock received as Merger consideration. See "Certain Federal Income Tax Considerations;"

        (iv) Central Parking's and Allright's respective businesses (including the range of services provided), assets, liabilities, strategic objectives, competitive positions and prospects. The integration and combination of management, resources, and operational expertise of the two companies, as well as the resulting broad geographical base of the combined company; and

        (v) the changing nature of the parking services industry, including the need to capitalize on opportunities for growth, cost savings, and increased efficiencies. The Allright Board believed that the combined company would be better able to take advantage of present as well as future growth opportunities in the parking industry.

The Allright Board also considered the risks that (i) the Merger would not be consummated, (ii) the value of the Central Parking Common Stock could fluctuate,
(iii) the benefits sought in the Merger would not be obtained, (iv) the impact of the Merger on Allright employees, and (v) other matters described under "Risk Factors" and "-- Forward Looking Statements May Prove Inaccurate."

The foregoing discussion of the information and factors considered and given weight by the Allright Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the terms of the Merger, the Allright Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching their determinations. In addition, individual members of the Allright Board may have given different weights to different factors.

THE ALLRIGHT BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF ALLRIGHT COMMON STOCK VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

OPINION OF CENTRAL PARKING'S FINANCIAL ADVISOR

On September 21, 1998, Blackstone delivered its written opinion (the "Blackstone Opinion") to the Central Parking Board, stating that, as of the date of such opinion and subject to the various considerations set forth in the opinion, the Exchange Ratio is fair to the holders of Central Parking Common Stock from a financial point of view.

The full text of the Blackstone Opinion dated as of September 21, 1998 is attached hereto as Annex B and is incorporated herein by reference. Holders of shares of Central Parking Common Stock are urged to, and should, read such opinion in its entirety. The Blackstone Opinion is directed only to the fairness of the Exchange Ratio to the holders of Central Parking Common Stock from a financial point of view and does not constitute a recommendation to any holder of Central Parking Common Stock as to how to vote on the proposed Merger or any matter related thereto. The summary of the Blackstone Opinion as set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

In connection with the Blackstone Opinion, Blackstone reviewed, among other things, the Merger Agreement and the Related Agreements, certain publicly available information concerning the business, financial condition, and operations of Central Parking which was believed to be relevant; audited financial statements prepared in accordance with generally accepted accounting principles ("GAAP") for Allright for the fiscal years 1995, 1996, and 1997 and unaudited financial statements for fiscal year 1998; certain internal financial analyses and forecasts relating to Central Parking and Allright prepared by their respective managements; and forecasts of certain cost synergies expected to be achieved as a result of the Merger, which were prepared by Central Parking's management (the "Synergies"). Blackstone also held discussions with members of the senior management of Central Parking to understand Central Parking's historical financial performance, prospects for the parking industry, Central Parking's strategic goals and competitive positioning, and the strategic merits of the Merger. Furthermore, Blackstone held discussions with representatives from Apollo, AEW and Allright's management to understand Allright's historical financial performance, strategic goals and competitive positioning and management's fiscal year ending June 30, 1998 and calendar year 1998 financial projections. In addition, Blackstone reviewed the historical market prices, operating statistics, and trading parameters for Central Parking Common Stock, analyzed the respective contributions of certain income statement and balance sheet items by Central Parking and Allright to the combined company, compared certain financial and stock market information for Central Parking and Allright with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the parking industry, performed a discounted cash flow analysis on Allright, reviewed the pro forma effect of the Merger on Central Parking's earnings per share and balance sheet, and performed such other studies and analyses which were believed by Blackstone to be relevant.

In arriving at its opinion, Blackstone relied without assuming responsibility for independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it that was publicly available, that was supplied or otherwise made available to it by Central Parking and Allright or that was otherwise reviewed by it. Blackstone further relied upon the assurances of the management of Central Parking that it was not aware of any facts that would make such information provided by it inaccurate, incomplete or misleading.

Without limiting the generality of the foregoing, Blackstone assumed that the financial forecasts prepared by Central Parking and Allright and provided to it, including without limitation, forecasts of Synergies, were reasonably determined on a basis reflecting the best currently available judgment and estimates of Central Parking as to the future financial performance of Central Parking and Allright. Blackstone expressed no view as to such financial forecasts or the assumptions on which they were based. In addition, Blackstone did not conduct a physical inspection of the properties and facilities of Central Parking or Allright, nor did it make an independent evaluation or appraisal of the assets and liabilities of Central Parking or Allright. Blackstone assumed that the Merger contemplated by the Merger Agreement will be accounted for as a pooling of interests under GAAP and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Blackstone Opinion was necessarily based upon economic, market, monetary and other conditions as they existed and could be evaluated, and the information made available to it, as of the date thereof. Furthermore, Blackstone expressed no opinion as to the prices at which Central Parking Common Stock trades or would trade at any time. Blackstone assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the Merger.

The following is a brief summary of the analyses and examinations performed by Blackstone that were presented to the Central Parking Board on September 3, 1998 (materials updated as of September 18, 1998) and were utilized by Blackstone in preparation of the Blackstone Opinion.

Calculation of Consideration. As Allright will be receiving a fixed number of shares in the Merger based on a $46.00 implied share price, the value of the consideration received by Allright shareholders will vary with fluctuations in the price of Central Parking's Common Stock. Blackstone reviewed the Merger based on Central Parking Common Stock prices of: (1) $46.00 per share ("Price Scenario 1"), (2) $46.75 per share -- Central Parking's closing price on September 18, 1998 ("Price Scenario 2"), and (3) $44.066 per share -- Central Parking's average price for the last 20 trading days as of September 18, 1998 ("Price Scenario 3"). For the analyses described below, Blackstone used Price Scenario 1.

Analysis of Selected Comparable Publicly Traded Companies. Blackstone compared the transaction multiples for the acquisition of Allright (the "Acquisition Multiple") to certain actual and estimated financial and stock market information for Central Parking, the only pure-play publicly traded comparable parking company, and to a group of service-oriented consolidator companies comprised of Outdoor Systems Inc, Allied Waste Industries, US Filter Corp., Accustaff Inc., Consolidated Graphics Inc., Comfort Systems USA Inc., Lason Inc., Service Experts Inc., Group Maintenance America Corp., Miller Industries, Inc., and White Cap Industries Inc. (collectively, the "Comparable Companies"). Blackstone selected the Comparable Companies based on position within their respective industry groups, size characteristics, acquisition history, and growth prospects. The Institutional Brokers Estimate System ("IBES") 5-Year Projected Growth Rate was approximately 26.7% for Central Parking, as compared to an average of 27.3% for the Comparable Companies (with a range of 23.4% to 36.3%); Blackstone noted that Allright's compound annual EBITDA growth from June 30, 1996 to June 30, 1998 was 21.9%. Considering the acquisitive nature of the Comparable Companies, Blackstone reviewed both latest twelve months ("LTM") and forward multiples (based on the average of available analyst estimates for projected operating results) to more accurately reflect the contribution of recent acquisitions. This analysis indicated that: (i) the ratio of Total Enterprise Value ("TEV") (defined as the market value of common equity plus the liquidation value of preferred equity, the principal amount of debt and minority interest less cash and cash equivalents) to LTM EBITDA was approximately 16.1x for the Acquisition Multiple as compared to 22.9x for Central Parking and an average of approximately 12.7x for the Comparable Companies (with a range of 7.4x to 25.9x), (ii) the ratio of TEV to Projected 1998 EBITDA was approximately 14.1x for the Acquisition Multiple as compared to 22.3x for Central Parking and an average of 10.0x for the Comparable Companies (with a range of 6.3x to 17.4x), (iii) the ratio of TEV to LTM Earnings Before Interest and Taxes ("EBIT") was approximately 21.4x for the Acquisition Multiple as compared to 32.4x for Central Parking and an average of approximately 17.1x for the Comparable Companies (with a range of 8.7x to 31.6x), (iv) the ratio of TEV to Projected 1998 EBIT was approximately 18.3x for the Acquisition Multiple as compared to 28.0x for Central Parking and an average of approximately 13.2x for the Comparable Companies (with a range of 7.3x to 25.2x), (v) price to LTM earnings multiple, was approximately 139.8x for the Acquisition Multiple as compared to 48.1x for Central Parking and an average for the Comparable Companies of 23.3x (with a range of 13.2x to 46.7x), (vi) price to 1998 earnings multiple, based on IBES mean estimates of 1998 EPS, was approximately 65.0x for the Acquisition Multiple as compared to 47.2x for Central Parking and an average for the Comparable Companies of 18.4x (with a range of 11.6x to 37.5x), (vii) the ratio of debt plus preferred stock to Total Book Capitalization (defined as debt plus preferred stock plus the book value of common equity) was approximately 73.8% for Allright, as compared to 41.6% for Central Parking and an average for the Comparable Companies of 41.7% (with a range of 24.2% to 65.9%), (viii) LTM EBITDA margin was approximately 17.0% for Allright, as compared to 19.7% for Central Parking and an average for the Comparable Companies of approximately 17.0% (with a range of 7.8% to 46.3%), (ix) LTM EBIT margin was approximately 12.7% for Allright, as compared to 13.9% for Central Parking and an average for the Comparable Companies of approximately 12.1% (with a range of 6.0% to 29.1%) and (x) LTM Net Income margin was approximately 1.2% for Allright, as compared to 7.8% for Central Parking and an average for the Comparable Companies of approximately 5.3% (with a range of 2.8% to 7.8%). In its analysis, Blackstone placed greater emphasis on the total enterprise value multiples because of Allright's higher leverage ratios relative to both Central Parking and the Comparable Companies.

Analysis of Selected Precedent Transactions. Blackstone reviewed and analyzed selected financial, operating and stock market information relating to completed parking industry merger and acquisition transactions with total enterprise values of above $50 million since January 1, 1992, which were deemed by Blackstone to be comparable and relevant. The transactions analyzed by Blackstone include Apcoa, Inc.'s merger with Standard Parking, Central Parking's acquisition of Kinney System Holding Corp., Chase Capital Partners' acquisition of SunPark, Inc., First Union Management's acquisition of Imperial Parking, Central Parking's acquisition of Square Industries, Inc., Apollo and AEW's acquisition of Allright, and Onex Corp.'s acquisition of Imperial Parking, Ltd. (collectively, the "Comparable Transactions"). Blackstone compared certain financial and market statistics for the Comparable Transactions with those for the Merger. The analysis showed that the Merger has: (i) a TEV to LTM EBITDA multiple of 16.1x as compared to an average of 11.7x for the Comparable Transactions (with a range of 9.0x to 16.3x), (ii) a TEV to LTM EBIT multiple of 21.4x as compared to an average for the Comparable Transactions of 16.8x (with a range of 12.1x to 23.4x), and (iii) an Equity Value to LTM Net Income multiple of 139.8x as compared to an average for the Comparable Transactions of 25.4x (with a range of 13.2x to 42.6x). In its analysis, Blackstone placed greater emphasis on the total enterprise value multiples because of Allright's higher leverage ratios relative to both Central Parking and the Comparable Companies.

Relative Contribution Analysis. Pro forma for the Merger, holders of Central Parking Common Stock would own an approximate 79.7% stake and holders of Allright Common Stock would own an approximate 20.3% stake of the combined company. Blackstone calculated and analyzed the relative contribution of Central Parking and Allright to the combined company with respect to Fiscal Year ending September 30, 1997 and Fiscal Year ending September 30, 1998 for income statement items and September 30, 1997 and June 30, 1998 (April 30, 1998 for Allright) for balance sheet items. Blackstone analyzed the following items: (i) revenues, (ii) EBITDA, (iii) EBIT, (iv) net income, (v) total assets, (vi) book value, (vii) net property, plant and equipment ("PP&E"), and (viii) total debt. All forecasts for this analysis were provided by the respective managements of Central Parking and Allright, and the analysis did not take into account any potential cost savings or synergies as a result of, or any other effects from, the Merger. The relative contribution analysis indicated that Central Parking would contribute to the combined company approximately: (i) 54.8% of 1997 revenues and 63.5% of 1998 forecasted revenues, (ii) 55.6% of 1997 EBITDA and 64.0% of 1998 forecasted EBITDA, (iii) 58.7% of 1997 EBIT and 65.3% of 1998 forecasted EBIT, (iv) 89.1% of 1998 forecasted net income (in 1997, Allright's net income was negative), (v) 39.5% of 1997 total assets and 57.2% of 1998 forecasted total assets, (vi) 57.8% of 1997 book value and 75.9% of 1998 forecasted book value, (vii) 25.7% of 1997 net PP&E and 33.5% of 1998 forecasted net PP&E and (viii) 26.9% of 1997 total debt and 45.3% of 1998 forecasted total debt.

Pro Forma Merger Analysis. Blackstone analyzed the pro forma impact of the Merger on the earnings per share of Central Parking's Common Stock for the fiscal years 1999, 2000 and 2001. Blackstone assumed the 1998 Fiscal Year management forecast for Central Parking and used Central Parking's IBES EPS estimates and long-term growth rates for Fiscal Year 1999, 2000 and 2001 projections. Blackstone, in conjunction with Central Parking management, assumed a range of EBITDA growth rates to derive Allright's projections. Blackstone also assumed the after-tax income statement and cash flow statement contribution of the Synergies as previously described and that the Merger would be accounted for as a pooling of interests transaction, and that the Merger would be effected at the Exchange Ratio. This analysis indicated that the Merger would be mildly accretive to Central Parking's earnings per share in Fiscal Year 1999 and significantly accretive to Central Parking's earnings per share in Fiscal Years 2000 and 2001.

Discounted Cash Flow Valuation. In order to determine a range of values for Allright based upon a discounted cash flow analysis, Blackstone assumed the Allright projections, a range of discount rates of 8.0% to 11.0% and a range of EBITDA exit multiples from 8.0 times to 12.0 times. Blackstone calculated Allright's total enterprise value to be from $436 million to $670 million, excluding the Synergies and $515 million to $749 million, including the Synergies.

As a whole, the above-outlined analyses supported Blackstone's conclusion that the Exchange Ratio is fair to holders of Central Parking Common Stock from a financial point of view.

The summary set forth above does not purport to be a complete description of the presentation by Blackstone to the Central Parking Board or the analyses performed by

Blackstone in arriving at the Blackstone Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily suited to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Blackstone to exercise its professional judgment -- based on its experience and expertise -- in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Blackstone was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Blackstone did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Blackstone considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole.

The analyses were prepared solely for the purpose of Blackstone providing the Blackstone Opinion to the Central Parking Board as to the fairness of the Exchange Ratio from a financial point of view to holders of Central Parking Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. Any estimates incorporated in the analyses performed by Blackstone are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than any such estimates. No public company utilized as a comparison is identical to Central Parking or Allright and none of the comparable acquisition transactions or other business combinations utilized as a comparison are identical to the Merger. Accordingly, an analysis of Comparable Companies and Comparable Transactions is not mathematical; rather it involves complex considerations and judgments concerning companies and other factors that could affect the public trading value of the Comparable Companies or company to which they are being compared. Similarly, analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Central Parking and Allright or their respective advisors, none of Central Parking, Allright, Blackstone or any other person assumes responsibility if future results or actual values are materially different from those forecasts or assumptions.

As described above, the Blackstone Opinion and the Blackstone presentation to the Central Parking Board was only one of many factors taken into consideration by the Central Parking Board in making its determination to approve the Merger Agreement. In addition, the terms of the Merger Agreement were determined through negotiations between Central Parking and Allright and were approved by the Central Parking Board. Although Blackstone provided advice to Central Parking during the course of these negotiations, the decision to enter into the Merger Agreement and to accept the Exchange Ratio was solely that of the Central Parking Board.

Central Parking retained Blackstone because of its experience and expertise to act as its financial advisor in connection with its evaluation of Central Parking's strategic alternatives. Blackstone has an internationally recognized merger and acquisition advisory business. Blackstone has also advised on other merger and acquisition transactions in the parking industry. Blackstone, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

Blackstone is familiar with Central Parking, having provided certain investment banking services to Central Parking from time to time, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger.

Through a letter agreement dated April 21, 1997 (the "Blackstone Engagement Letter"), Central Parking engaged Blackstone to represent it in potential future transactions. The Blackstone Engagement Letter was amended on January 12, 1998 with regard to representation during the Merger and further modified on September 9, 1998 (the "Amendment"). Pursuant to these documents, Central Parking has agreed to pay Blackstone: (i) an initial fee of $100,000 on the date of execution of the Blackstone Engagement Letter, (ii) an additional retainer fee of $100,000 payable on each six-month anniversary of January 12, 1998 during the term of the Blackstone Engagement Letter, (iii) a $500,000 fee should an opinion be rendered by Blackstone, (iv) an additional transaction fee in an amount equal to (a) the greater of $1.25 million or the following percentages of the consideration (defined as the value of all cash, securities and other properties, paid or payable, directly or indirectly in connection with the Merger): On the first $250 million -- 1.4% plus 1.0% on the amount over $250 million, and (v) less any of the foregoing fees, including opinion fees, paid to Blackstone (but not credited twice in the event of more than one transaction). Blackstone's fee shall be capped at $7.5 million. In addition, Central Parking has agreed to reimburse Blackstone for its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, and to indemnify Blackstone and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This document, and documents that have been incorporated herein by reference, include various forward-looking statements about Central Parking, Allright and the combined company that are subject to risks and uncertainties. Forward-looking statements include the information concerning future results of operations of Central Parking, Allright and the combined company after the effective time of the Merger, set forth under "Questions and Answers About The Merger," "Summary," "-- Background of the Business Relationship and the Merger," "-- Central Parking's Reasons for the Merger; Recommendation of the Central Parking Board," "-- Allright's Reason for the Merger; Recommendation of the Allright Board" "-- Opinion of Central Parking's Financial Advisor" and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. For those statements, Central Parking and Allright claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

You should understand that the following important factors, in addition to those discussed elsewhere in this document and the documents which are incorporated by reference (See "Where You Can Find More Information"), could affect the future financial results of Central Parking, Allright and the combined company and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document:

     - successfully implementing the Merger as well as past and future acquisitions in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing, and operations;

     - successful implementation of Central Parking's operating and growth strategy, including possible strategic acquisitions;

     - fluctuations in quarterly operating results caused by a variety of factors including the timing of gains on sales of owned facilities, preopening costs, the effect of weather on travel and transportation patterns, and local, national and international economic conditions;

     - the ability of Central Parking to form and maintain its strategic relationships with certain large real estate owners and operators;

     - global and/or regional economic factors and potential changes in laws and regulations, including, without limitation, changes in federal, state and international laws regulating the environment; and

     - a significant delay in the expected closing of the Merger.

ACCOUNTING TREATMENT

The Merger is expected to be accounted for by Central Parking as a pooling of interests which means that, for accounting and financial purposes, the companies will be treated as if the Merger was consummated on October 31, 1996, the date Allright acquired Allright Corporation. Allright is deemed to be the successor company to Allright Corporation for accounting purposes. The Merger is conditioned on receipt of a letter from Central Parking's independent public accountants that the Merger will qualify as a pooling of interests and receipt of a letter from Allright's independent public accountants stating their belief that Allright qualifies as a combining company for purposes of pooling of interests accounting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following is a summary description of the material federal income tax consequences of the Merger. This summary is not a complete description of all the consequences of the Merger. Each shareholder's individual circumstances may affect the tax consequences of the Merger to him or her. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. In consequence, each Allright shareholder is advised to consult his or her own tax advisor as to the specific tax consequences of the Merger to him or her.

Neither Central Parking nor Allright has requested or will receive an advance ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger. It is a condition to the obligation of the parties to proceed with the Merger that Allright shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, its counsel, and Central Parking shall have received an opinion from KPMG Peat Marwick LLP, its tax advisor, concerning certain of the federal income tax consequences of the Merger. Those opinions, which are based, in part, on certain customary representations made to the parties' representatives by the management of Central Parking and of Allright, state that the material federal income tax consequences of the Merger, under currently applicable law, are as follows:

        (i) the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code;

        (ii) no gain or loss will be recognized by Central Parking, Central Parking Sub or Allright as a result of the Merger;

        (iii) no gain or loss will be recognized by the shareholders of Allright on the exchange of their Allright Common Stock for Central Parking Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Central Parking Common Stock); and

        (iv) the tax basis of the Central Parking Common Stock received by shareholders who exchange their Allright Common Stock for Central Parking Common Stock in the Merger will be the same as the tax basis of Allright Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

No gain or loss will be recognized by Central Parking, Central Parking Sub or Allright by reason of their participation in the Merger. The tax basis of the Allright assets immediately after the Effective Time of the Merger will be the same as the basis of those assets in Allright's hands immediately prior to the Effective Time. The holding period of Allright's assets immediately after the Effective Time of the Merger will include the holding period of such assets held by Allright immediately prior to the Effective Time of the Merger. Holders of Allright options or warrants should consult with their tax advisor regarding the tax impact on the exercise of the options or warrants.

The federal income tax discussion set forth above is included for general information only. No request has been submitted to the Internal Revenue Service for a ruling with respect to the tax consequences to Allright shareholders as a result of the Merger. Allright shareholders are urged to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the surrender of their shares of Allright Common Stock pursuant to the Merger, as well as advice as to the application and effect of state, local and foreign income and other tax laws and possible amendments to such laws.

APPRAISAL RIGHTS

Pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL"), any holder of Allright Common Stock who does not wish to accept the consideration to be paid pursuant to the Merger Agreement may elect to have the fair value of such shareholder's shares (the "Appraisal Shares") of Allright Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to such shareholder in cash, together with a fair rate of interest, if any, provided that such shareholder complies with the provisions of Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is provided in its entirety as Annex C to this Joint Proxy Statement/Prospectus. All references in Section 262 and in this summary to a "shareholder" are to the record holder of the shares of Allright Common Stock as to which appraisal rights are asserted.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of shareholders, a constituent corporation must notify each of its shareholders of record who were such as of the record date for such meeting and for whom appraisal rights are available, not less than 20 days prior to the meeting, that appraisal rights are available, and must include in such notice a copy of Section 262. This Joint Proxy Statement/Prospectus constitutes such notice to shareholders of Allright. Any shareholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully Annex C to this Joint Proxy Statement/Prospectus because failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the Allright Common Stock, Allright believes that shareholders who consider exercising such rights should seek the advice of counsel.

Any holder of Allright Common Stock wishing to exercise the right to dissent from the Merger and demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

        (i) Such shareholder must deliver to Allright a written demand for appraisal of such shareholder's shares before the vote on the Merger Agreement at the Allright Special Meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger Agreement; merely voting against, abstaining from voting or failing to vote in favor of adoption of the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262.

        (ii) Such shareholder must not vote for adoption of the Merger Agreement. A failure to vote will satisfy this requirement, but a vote in favor of the Merger Agreement, by proxy or in person, or the return of a signed proxy that does not specify a vote against adoption of the Merger Agreement or a direction to abstain in connection with the proposal, will constitute a waiver of such shareholder's right of appraisal and will nullify any previously filed written demand for appraisal because, in the absence of express contrary instructions, such shares of Allright Common Stock will be voted in favor of the proposal. Accordingly, a shareholder who desires to perfect appraisal rights with respect to any of such shareholder's shares of Allright Common Stock must, as one of the procedural steps involved in such perfection, either (i) refrain from executing and returning the enclosed proxy card and from voting in person in favor of the proposal to approve the Merger Agreement, or (ii) check either the "Against" or the "Abstain" box next to the proposal on such card or affirmatively vote in person against the proposal or register in person an abstention with respect thereto.

        (iii) Such shareholder must continuously hold such shares from the date of making the demand through the Effective Time. Accordingly, a shareholder who is the record holder of shares of Allright Common Stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the Effective Time will lose any right to appraisal in respect of such shares.

A demand for appraisal should be executed by or on behalf of the shareholder of record, fully and correctly, as such shareholder's name appears on such stock certificates, should specify the shareholder's name and mailing address, the number of shares of Allright Common Stock owned and that such shareholder intends thereby to demand appraisal of such shareholder's Allright Common Stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a shareholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for one or more beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Shareholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

A shareholder who elects to exercise appraisal rights should mail or deliver a written demand to: Allright Holdings, Inc., c/o Allright Corporation, 1313 Main Street, Houston, Texas 77002, Attention: General Counsel.

Within ten days after the Effective Time, Allright must give written notice that the Merger has become effective to each shareholder who has complied with
Section 262. Any shareholder entitled to appraisal rights may, within 20 days after the date of mailing such notice, demand in writing from Allright the appraisal of such shareholder's shares. Within 120 days after the Effective Time, but not thereafter, either Allright or any shareholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Allright Common Stock held by all dissenting shareholders. Allright does not presently intend to file such a petition, and shareholders seeking to exercise appraisal rights should not assume that Allright will file such a petition or that Allright will initiate any negotiations with respect to the fair value of such shares. Accordingly, shareholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as Allright has no obligation to file such a petition, the failure of a shareholder to do so within the period specified could nullify such shareholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of Allright), any shareholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the consideration provided in the Merger Agreement.

Within 120 days after the Effective Time, any shareholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from Allright, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Allright must mail such statement to the shareholder within 10 days of receipt of such request.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine which shareholders are entitled to appraisal rights and will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a dissenting shareholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. SHAREHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION

262 COULD BE MORE THAN, THE SAME AS, OR LESS THAN THE CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES AND THAT INVESTMENT BANKING OPINIONS ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

In determining fair value, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value."

Any shareholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the Effective Time).

At any time within 60 days after the Effective Time, any shareholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the shareholder may withdraw such demand for appraisal only with the consent of Allright. If no petition for appraisal is filed with the Delaware Chancery Court within 120 days after the Effective Time, or if such shareholder has withdrawn such demand for appraisal as discussed in the preceding sentence, shareholders' rights to appraisal shall cease, and all holders of shares of Allright Common Stock will be entitled to receive the Merger consideration. Any shareholder may withdraw such shareholder's demand for appraisal by delivering to the Company a written withdrawal of such shareholder's demand for appraisal and acceptance of the Merger, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Allright and (ii) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any shareholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just. If (i) Allright does not approve a shareholder's request to withdraw a demand for appraisal when such approval is required or (ii) the Delaware Chancery Court does not approve the dismissal of an appraisal proceeding, the shareholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the Merger Consideration.

Failure to comply strictly with the procedures set forth in Section 262 of the DGCL will result in the loss of a shareholder's statutory appraisal rights.

REGULATORY MATTERS

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and specified waiting period requirements have expired or been terminated. Central Parking and Allright filed the required notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 8, 1998. Unless the FTC or the Antitrust Division grants early termination of the waiting period (which Central Parking and Allright have requested) or the FTC or the Antitrust Division issues a request for additional information on or before 11:59 p.m. on November 7, 1998, the waiting period will expire at 11:59 p.m. on November 7, 1998. If the FTC or Antitrust Division issues requests for additional information to Central Parking and Allright, the waiting period will expire 20 days after Central Parking and Allright have substantially complied with such requests for additional information, unless an earlier termination of the waiting period is granted by the FTC. The FTC and the Antitrust Division have the authority to challenge the Merger on antitrust grounds before or after the Merger is completed. Each state in which Central Parking and Allright has operations may also challenge the Merger under state or federal antitrust laws.

Central Parking and Allright are seeking to obtain all required regulatory approvals prior to the Special Meetings. See "Risk Factors -- Need for Government Approvals; Possible Operating Restrictions" for further information.

FEDERAL SECURITIES LAWS CONSEQUENCES; RESALE RESTRICTIONS

This Joint Proxy Statement/Prospectus does not cover resales of Central Parking Common Stock to be received by the holders of Allright Common Stock upon consummation of the Merger and no person is authorized to make any use of this Joint Proxy Statement/Prospectus in connection with any such resale.

All shares of Central Parking Common Stock issued pursuant to the Merger will be freely transferable, except that shares of Central Parking Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Allright may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of such persons who become affiliates of Central Parking) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Allright or Central Parking generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of Allright or Central Parking as well as significant shareholders.

CONDUCT OF THE BUSINESS IF THE MERGER IS NOT CONSUMMATED

If the Merger is not consummated, it is expected that the respective businesses and operations of Allright or Central Parking will continue to be conducted substantially as they currently are being conducted. Pursuant to the Merger Agreement, Central Parking has agreed, generally speaking, that if the Merger is terminated for any reason, Central Parking will not solicit or enter into any agreements to operate any facilities which Allright or any of its subsidiaries operated or have binding agreements to operate as of the date of the Merger Agreement or the date of termination of the Merger Agreement. In addition, if a termination of the Merger Agreement occurs, Central Parking will not employ or solicit any employee of

Allright as of the date of the Merger Agreement or the date of termination of the Merger Agreement. The term of these restrictions are for three years if the Merger is not completed because of Central Parking's breach of the Merger Agreement or because of a material adverse change to Allright, or for eighteen months if the Merger is not completed for any other reason. The non-compete provision contained in the Merger Agreement could have a material adverse effect on Central Parking's business. See "The Merger Agreement -- Effect of Termination; Non-Competition."

CERTAIN TRANSACTIONS; INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain directors and executive officers of Central Parking and Allright, as well as others, have interests in the Merger in addition to their interests solely as Central Parking shareholders and Allright shareholders.

Officers and Directors of the Surviving Corporation and Central Parking. The Merger Agreement provides that the directors and officers of Central Parking Sub, some of which are also directors and officers of Central Parking, will become the directors and officers of the surviving corporation after the Effective Time, including Monroe J. Carell, Jr., James H. Bond, Stephen A. Tisdell and Henry J. Abbott. See "The Merger Agreement -- Certificate of Incorporation and Bylaws; Directors and Officers." The Merger Agreement also provides that, upon consummation of the Merger, Apollo and AEW will each be entitled to designate one individual to the Central Parking Board. See "The Merger Agreement -- Certain Covenants -- Central Parking Board of Directors." AEW intends to designate Marc L. Davidson as its nominee to the Central Parking Board and Apollo intends to designate William S. Benjamin as its nominee to the Central Parking Board.

Options. The Merger Agreement provides that each option granted by Allright (each an "Allright Option") to purchase shares of Allright Common Stock outstanding and unexercised prior to the Merger shall automatically be converted into a right to receive an option to purchase Central Parking Common Stock. The amount of options to purchase Central Parking Common Stock into which each Allright Option will be converted will be the product of the number of shares of Allright Common Stock subject to the original Allright Option times the Exchange Ratio. Certain agreements pursuant to which Allright Options were granted, including the 1998 Plan (as defined below), provide for the acceleration of vesting of a certain number of Allright Options upon a change of control of Allright. On the date hereof, the number of unexercised Allright Options held by each of the five most highly compensated executive officers of Allright (including the chief executive officer) (the "Allright Executive Officers") is:
Mr. Shay (2,917), Mr. Grady (740), Mr. Dane (105), Mr. Chen (110) and Mr. Stone
(105). Certain of such Allright Options may be exercised prior to the Merger.

Retention/Employment/Management Continuity Agreements. In addition to any employment agreement or management continuity agreement to be entered into as discussed below, certain members of Allright management, including certain of the Allright Executive Officers, have entered into retention agreements with Allright, which provide for a certain lump sum cash payment to be made to such employees upon consummation of the Merger. An employee will forfeit such payment if the employee is no longer employed by Allright prior to the closing date of the Merger. The amount of payments to be made under the retention agreements for the Allright Executive Officers are expected to be: Mr. Dane ($600,000), Mr. Grady ($444,000), Mr. Chen ($40,000) and Mr. Stone ($65,000). Mr. Grady's
retention agreement also provides that if Mr. Grady's employment is terminated without cause by Allright prior to September 4, 1999, he shall be entitled to a lump sum severance payment of $378,000. Mr. Grady's retention agreement further provides that if the Merger Agreement is terminated for any reason, Mr. Grady and Allright will negotiate in good faith for 60 days to enter into a new employment agreement. If at the end of such sixty day period no employment agreement has been entered into, Allright will pay Mr. Grady a lump sum cash severance payment of $450,000.

Certain members of Allright management, including certain Allright Executive Officers, are expected to enter into employment agreements at the Effective Time with the surviving corporation. The employment agreements will provide that upon consummation of the Merger, the employee will be entitled to receive a certain payment from the surviving corporation. In addition, on the second anniversary of the closing date of the Merger, the employee will be entitled to receive an additional lump sum cash payment. The employee shall forfeit any right to receive payments if terminated for cause or if the employee terminates his employment other than for good reason. If the employee's employment is terminated (a) by the employee for good reason, (b) by the employer other than for cause, or (c) by the employee's death, any amounts due to the employee under the employment agreement not yet paid shall be accelerated and become payable within seven days following the employee's termination. The Allright Executive Officers expected to enter into employment agreements and the payments expected to be made thereunder are: Mr. Dane ($300,000 at closing and $300,000 at second anniversary of closing) and Mr. Stone ($32,500 at closing and $32,500 at second anniversary of closing).

Certain members of Allright management, including certain Allright Executive Officers, are expected to enter into management continuity agreements at the Effective Time with the surviving corporation. If an employee enters into an employment agreement as discussed above, such employee will not also enter into a management continuity agreement. The management continuity agreements are expected to provide that the surviving corporation will pay to the employee a lump sum cash payment on the six month anniversary of the closing date. The employee shall forfeit any right to receive payments if terminated for cause or if the employee terminates his employment. If the employee's employment is terminated (a) by the employer other than for cause (including by reason of the employee's disability), or (b) by the employee's death, any amounts due to the employee under the management continuity agreement not yet paid shall be accelerated and become payable within seven days following the employee's termination. The Allright Executive Officers expected to enter into management continuity agreements and the payments expected to be made thereunder are: Mr. Grady ($444,000) and Mr. Chen ($40,000).

Employment/Severance Agreements. Allright has entered into an employment agreement with Mr. Shay. Mr. Shay's employment agreement expires on March 1, 2001 (subject to earlier termination in certain circumstances), with automatic one year renewal periods. Mr. Shay receives a base salary of $275,000 per year, plus a certain bonus based upon performance measures, and is entitled to participate in Allright's benefit plans. In addition, Mr. Shay was granted an option to purchase 2917 shares of Allright Common Stock which vests at a rate of 61 shares per month. On the date of grant, the option price exceeded the value of the Allright Common Stock. This option fully accelerates upon the occurrence of certain events, including the Merger, and partially accelerates upon certain other events, including Mr. Shay's termination other than for "Cause" (as defined in the employment agreement). Mr. Shay's employment agreement contains a provision restricting Mr. Shay's ability to compete with Allright for a period of 18 months following Mr. Shay's termination of employment with Allright. In addition, Mr. Shay's employment agreement provides Mr. Shay with the option, in lieu of $75,000 of annual base salary, to receive options to purchase 75 shares of Allright common stock, prorated monthly, at an exercise price of $1.00 per share, which are immediately exercisable.

Mr. Grady has also entered into an employment agreement with Allright. Mr. Grady's employment agreement had an original expiration date of September 3, 1998, but was automatically extended as provided therein. Mr. Grady receives a base salary of $210,000 per year, plus a certain bonus based upon performance measures, and is entitled to participate in Allright's benefit plans. In addition, Mr. Grady was granted an option to purchase 740 shares of Allright Common Stock. On the date of grant, the option price exceeded the value of the Allright Common Stock. Such options vest at a rate of 25% on each anniversary of the employment agreement, with such grant being fully vested at the end of Mr. Grady's fourth year of employment. In the event of a "Change of Control" (which would include the Merger), the vesting of such options accelerates to permit the immediate exercise of twice the number of shares which would otherwise have been exercisable at the commencement of the Change of Control. Mr. Grady's employment agreement contains a provision restricting Mr. Grady's ability to compete with Allright for a period of 18 months following Mr. Grady's termination of employment with Allright.

Messrs. Chen, Dane and Stone have each entered into a Non-Solicitation Agreement with Allright, which contains certain non-solicitation provisions and certain severance provisions. The severance provision provides, among other things, that if the employee is terminated by Allright without "Cause" (as defined in the agreement), the employer may choose to (i) pay the employee one year (six months in the case of Mr. Chen) of his salary and benefits then in effect and the employee shall remain subject to the non-solicitation provision contained in the agreement for such time, or (ii) release the employee from the non-solicitation provision contained in the agreement and not pay the employee any further compensation.

Mr. Bernard M. Meyer, the former Chief Executive Officer of Allright Corporation, entered into a letter agreement with Allright on December 15, 1997, pursuant to which Mr. Meyer was awarded stock options to purchase 100 shares of Allright Common Stock with an exercise price of $1,300 per share, and pursuant to which Mr. Meyer receives certain other benefits.

Employee Benefit Plans. Pursuant to the Merger Agreement, from and after the Effective Time, Central Parking has agreed to give all Allright employees full credit, for eligibility, vesting, benefit accrual and determination of the level of benefits, under any employee benefit plans or arrangements maintained by Central Parking to the same extent recognized by Allright prior to the closing date. In addition, Central Parking will waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Allright employees under any welfare plans that such employees are eligible to participate in after the closing date, subject to certain exceptions, and to provide each Allright employee with credit for any co-payments and deductibles paid prior to the closing date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the closing date. For a period of two years following the closing date, the coverage and benefits provided to the Allright employees pursuant to employee benefit plans or arrangements maintained by Central Parking will be no less favorable than those provided to similarly situated employees of Central Parking. Central Parking has also agreed to honor all bonus, severance, option and similar plans and arrangements of Allright. Pursuant to the Allright 1998 Employee Stock Option Plan (the "1998 Plan"), certain members of Allright management received incentive stock options to purchase Allright Common Stock. Any options issued under the 1998 Plan which are not vested prior to the closing date will accelerate to permit the immediate vesting and exercise upon the consummation of the Merger. The Allright Executive Officers who have received options under the 1998 Plan include: Mr. Dane (105 options), Mr. Chen (110 options) and Mr. Stone (105 options).

Director and Officer Indemnification. Pursuant to the Merger Agreement, Central Parking has assumed all arrangements providing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Allright, and shall cause such rights to continue in full force and effect, without amendment, for six years after the Effective Time. For six years after the Effective Time, Central Parking or the surviving corporation shall maintain in effect Allright's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by such directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate currently covered by such insurance, or in the alternative, Central Parking may purchase a "tail" on Allright's existing insurance policy for a term of no less than six years. See "The Merger Agreement -- Certain Covenants -- Indemnification, Exculpation and Insurance."

Registration Rights. Certain current holders of Central Parking Common Stock and certain holders of Central Parking Common Stock after the Merger will have registration rights with respect to their Central Parking Common Stock pursuant to the Registration Rights Agreement after consummation of the Merger. See "Registration Rights Agreement."

Affiliate Transactions. Certain members of the Allright Board are employed by AEW or its affiliates and certain members of the Allright Board are employed by Apollo or its affiliates. Allright has entered into certain transactions with certain affiliates of AEW and Apollo for the provision of parking services. In addition, Central Parking has entered into certain transactions in the ordinary course of business with Allright, Apollo and AEW for the provision of parking services. All such transactions were entered into on an arm's length basis.

Blackstone Transactions. Affiliates of Blackstone from time to time have participated or may in the future participate with AEW and/or Apollo and their respective affiliates in various investment and other business opportunities in the ordinary course of business. These various investment opportunities have been unrelated to Blackstone's representation of Central Parking and are immaterial to the Merger, Blackstone, Apollo and AEW.

                           COMPARATIVE PRICE RANGE OF
                        COMMON STOCK AND DIVIDEND POLICY

Central Parking's Common Stock is listed on the NYSE under the symbol "CPC." The following table sets forth, for the periods indicated, the high and low sales prices for the Central Parking Common Stock as reported by the NYSE. Such amounts reflect the three-for-two stock split in December 1997.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL 1997
First Quarter...............................................  $24.58   $21.08
Second Quarter..............................................   22.75    16.33
Third Quarter...............................................   23.25    15.92
Fourth Quarter..............................................   32.92    22.17
FISCAL 1998
First Quarter...............................................  $46.81   $31.42
Second Quarter..............................................   49.38    38.44
Third Quarter...............................................   48.44    40.31
Fourth Quarter..............................................   52.63    41.31
FISCAL 1999
First Quarter (through October 16, 1998)....................  $48.69   $34.56
                                                              ------   ------

On September 21, 1998, the last full trading day before the Merger was announced, the last reported sale price of the Central Parking Common Stock on
the NYSE was $46.125 per share. On December   , 1998, the last practicable day
before the printing of this Joint Proxy Statement/Prospectus, the last reported
sale price of the Central Parking Common Stock on the NYSE was $          per
share and there were approximately 7,000 holders of the Central Parking Common Stock, based on the number of record holders and the number of individual participants represented by security position listings.

Allright Common Stock is not traded on any exchange and there is no public market for the outstanding shares of Allright Common Stock. Allright has not paid any dividends on its capital stock during the last two fiscal years. See "Description of Allright -- No Established Trading Market; Dividends."

Since April 1997, Central Parking has distributed a quarterly cash dividend of $0.015 per share of Central Parking Common Stock. Central Parking had previously declared a dividend of $0.0125 per share of Central Parking Common Stock following the end of each quarter since its initial public offering in October 1995. The Central Parking Board currently intends to declare a cash dividend each quarter depending on Central Parking's profitability and capital necessary to finance operations and expansion. Central Parking reserves the right, however, to retain all or a substantial portion of its earnings to finance the operation and expansion of Central Parking's business. As a result, the future payment of dividends will depend upon, among other things, Central Parking's profitability, capital requirements, financial condition, growth, business opportunities, and other factors that the Central Parking Board may deem relevant, including restrictions in any then-existing credit agreement. Central Parking's credit facility contains certain restrictions on Central Parking's ability to pay dividends; however, Central Parking does not believe these restrictions limit its ability to pay currently anticipated cash dividends. In addition, Central Parking Finance Trust (the "Trust"), a Delaware statutory business trust, of which all of the common stock is owned by Central Parking, issued preferred securities (the "Trust Issued Preferred Securities") which prohibit the payment of dividends on Central Parking Common Stock if the quarterly distributions on the Trust Issued Preferred Securities are not made for any reason.

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are derived from the historical consolidated financial statements of Central Parking, the historical financial statements of the Purchase Acquisitions, and the historical consolidated financial statements of Allright. Central Parking's fiscal year ends on September 30. Allright's fiscal year ends on June 30.

The unaudited pro forma condensed combined financial statements give effect to Central Parking's acquisitions in its fiscal year 1997 of Civic Parking LLC ("Civic"), Square Industries, Inc ("Square") and Car Park Corporation ("Car Park"), and Central Parking's acquisitions in its fiscal year 1998 of Diplomat Parking Corporation ("Diplomat"), Kinney System Holding Corp. ("Kinney"), Central Parking System of Louisiana, Inc ("CPS-Louisiana") and Turner Parking Systems Inc ("Turner"). These Purchase Acquisitions were accounted for using the purchase method of accounting. The purchase method of accounting requires that all assets and liabilities of the acquired companies be adjusted to their respective estimated fair market values as of the dates of acquisition. The unaudited pro forma condensed combined financial statements also give effect to the Merger using the pooling of interests method of accounting. The pooling of interests method of accounting combines assets and liabilities at their historical bases and restates the results of operations as if Central Parking and Allright had been combined as of October 31, 1996, the date that Allright acquired Allright Corporation.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Central Parking and Allright as of June 30, 1998, and assumes the Merger occurred on such date. The unaudited pro forma condensed combined statement of earnings for the fiscal year ended September 30, 1997, combines the historical (a) consolidated results of operations of Central Parking for its fiscal year ended September 30, 1997, (b) results of operations of Civic for the three-month period ended December 31, 1996, (c) consolidated results of operations of Square for the period from October 1, 1996 through January 17, 1997, (d) results of operations of Car Park for the period from October 1, 1996 through May 29, 1997, (e) results of operations of Diplomat for the twelve-month period ended September 30, 1997, (f) consolidated results of operations of Kinney for its fiscal year ended December 31, 1997, (g) results of operations of CPS-Louisiana for the twelve-month period ended September 30, 1997, (h) results of operation of Turner for its fiscal year ended December 31, 1997, and (i) consolidated results of operation of Allright for the eight-month period from October 31, 1996 through June 30, 1997. The unaudited pro forma condensed combined statement of operations for the nine-month period ended September 30, 1998, combines the historical (a) consolidated results of operation of Central Parking for its three fiscal quarters ended June 30, 1998,
(b) consolidated results of operations of Kinney for the period from October 1, 1997 through February 11, 1998, (c) results of operations of CPS-Louisiana for the period from October 1, 1997 through March 30, 1998, (d) results of operation of Turner for the period from October 1, 1997 through March 31, 1998, and (e) consolidated results of operation of Allright for the nine-month period ended June 30, 1998. Certain reclassifications have been made to Allright's historical consolidated financial statements to conform to Central Parking's presentation.

The unaudited pro forma condensed combined statements of earnings were prepared assuming that the Purchase Acquisitions were consummated on October 1, 1996, and gives effect to the financing of the Purchase Acquisitions and certain estimated operational and financial combination benefits which are a direct result of the Square and Kinney acquisitions. The unaudited pro forma condensed combined statements of earnings do not include nonrecurring Merger-related charges. The unaudited pro forma condensed combined financial statements do not give effect to any cost savings which may be realized following the Merger. The assumptions and adjustments which are deemed appropriate by Central Parking management are described in the accompanying notes to unaudited pro forma condensed combined financial statements.

The unaudited pro forma financial statements are provided for informational purposes. They are not necessarily representative of what Central Parking's consolidated results of operations or financial position would have been had the Purchase Acquisitions and the Merger in fact occurred on the respective dates of the Purchase Acquisitions and the Merger, set forth in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, and are not intended to project Central Parking's consolidated results of operations or financial position for any future period or date. The information set forth below should be read in conjunction with the Central Parking's, Allright Corporation's, and Allright's Consolidated Financial Statements and Notes and the respective "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Central Parking and Allright, all of which are included elsewhere herein.

                          CENTRAL PARKING CORPORATION

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1998
     (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        CENTRAL
                                                                     HISTORICAL                         PARKING
                                                             --------------------------   EFFECTS OF   PRO FORMA
                                                             CENTRAL PARKING   ALLRIGHT     MERGER     COMBINED
                                                             ---------------   --------   ----------   ---------
ASSETS
Current assets:
  Cash and cash equivalents................................     $ 20,582       $ 19,655    $     --    $ 40,237
  Accounts receivable and current portion of notes
    receivable.............................................       25,985          6,034          --      32,019
  Prepaid expenses.........................................       13,014          4,528          --      17,542
  Income tax receivable....................................           --             --       2,920       2,920
  Deferred income taxes....................................        1,279             --          --       1,279
                                                                --------       --------    --------    --------
        Total current assets...............................       60,860         30,217       2,920      93,997
Investments, at amortized cost.............................        4,978             --          --       4,978
Notes receivable, less current portion.....................       31,039         21,414          --      52,453
Property, equipment, and leasehold improvements, net.......      127,839        264,330          --     392,169
Contract and lease rights, net.............................       11,165         44,699          --      55,864
Goodwill, net..............................................      239,879         32,293          --     272,172
Investment in partnerships and joint ventures..............       31,641          3,032          --      34,673
Other assets...............................................       19,512         12,284          --      31,796
                                                                --------       --------    --------    --------
                                                                $526,913       $408,269    $  2,920    $938,102
                                                                ========       ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease
    obligations............................................     $  1,191       $    656    $     --    $  1,847
  Management and other accounts payable....................       55,471         14,457          --      69,928
  Accrued expenses.........................................       23,502         23,814      23,800      71,116
  Income taxes payable.....................................          450             --          --         450
                                                                --------       --------    --------    --------
        Total current liabilities..........................       80,614         38,927      23,800     143,341
Long-term debt and capital lease obligations...............       64,359        222,615          --     286,974
Other long-term liabilities................................       15,802             --          --      15,802
Deferred compensation......................................        3,740          7,562          --      11,302
Deferred income taxes......................................        5,605         30,168      (3,500)     32,273
Minority interest..........................................           --         23,103          --      23,103
                                                                --------       --------    --------    --------
        Total liabilities..................................      170,120        322,375      20,300     512,795
Company-obligated mandatorily redeemable securities of
  subsidiary whose sole assets are convertible subordinated
  debentures of the Company................................      110,000             --          --     110,000
Shareholders' equity:
  Common stock, $.01 par value; 50,000,000 (historical) and
    100,000,000 (pro forma) shares authorized, 29,503,487
    (historically) and 37,103,487 (pro forma) issued and
    outstanding, respectively..............................          296              1          74         371
  Additional paid-in capital...............................      164,163         89,734         (74)    253,823
  Foreign currency translation adjustment..................          315           (509)         --        (194)
  Retained earnings........................................       82,538         (3,332)    (17,380)     61,826
  Deferred compensation on restricted stock................         (519)            --          --        (519)
                                                                --------       --------    --------    --------
        Total shareholders' equity.........................      246,793         85,894     (17,380)    315,307
                                                                --------       --------    --------    --------
                                                                $526,913       $408,269    $  2,920    $938,102
                                                                ========       ========    ========    ========

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             STATEMENT OF EARNINGS
                         YEAR ENDED SEPTEMBER 30, 1997
        (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        COMBINED         COMBINED                         ALLRIGHT
                                    CENTRAL PARKING     PURCHASE        PRO FORMA      CENTRAL PARKING   HISTORICAL
                                      HISTORICAL      ACQUISITIONS       PURCHASE         PRO FORMA      10/31/96-    EFFECT OF
                                        9/30/97       HISTORICAL(1)   ADJUSTMENTS(2)    CONSOLIDATED     6/30/97(3)   MERGER(4)
                                    ---------------   -------------   --------------   ---------------   ----------   ---------
Revenues:
 Parking and management
   contracts......................     $222,976         $185,651         $ (2,448)        $406,179        $118,483    $     --
Cost and expenses:
 Cost of parking and management
   contracts......................      171,697          152,834           (1,169)         323,362          90,670          --
 General and administrative.......       22,507           27,252          (11,671)          38,088          14,504          --
 Amortization of goodwill and
   noncompete agreements..........          920               --            8,413            9,333             735          --
 Acquisition costs................           --            2,864           (2,864)              --              --          --
                                       --------         --------         --------         --------        --------    --------
       Total costs and expenses...      195,124          182,950           (7,291)         370,783         105,909          --
                                       --------         --------         --------         --------        --------    --------
 Operating earnings (loss)........       27,852            2,701            4,843           35,396          12,574          --
Other income (expenses):
 Interest income..................        1,842            1,539             (493)           2,888             733          --
 Interest expense.................       (4,582)          (4,842)         (12,073)         (21,497)        (13,915)         --
 Net gains (losses) on sales of
   property and equipment.........        3,137             (779)              --            2,358             (19)         --
 Equity in partnership and joint
   venture earnings...............        4,163              851              457            5,471              75          --
 Other............................           --           (1,169)             612             (557)           (163)         --
                                       --------         --------         --------         --------        --------    --------
       Earnings (loss) from
         continuing operations
         before income taxes......       32,412           (1,699)          (6,654)          24,059            (715)         --
Income tax expense................       12,207            2,507           (2,487)          12,227           1,151          --
                                       --------         --------         --------         --------        --------    --------
 Earnings (loss) from continuing
   operations.....................     $ 20,205         $ (4,206)        $ (4,167)        $ 11,832        $ (1,866)   $     --
                                       ========         ========         ========         ========        ========    ========
Basic weighted average common
 shares outstanding...............       25,991                                             26,943
                                       ========                                           ========
Basic earnings from continuing
 operations per common share......     $   0.78                                           $   0.44
                                       ========                                           ========
Diluted weighted average common
 shares and potential diluted
 common shares....................       26,330                                             27,282
                                       ========                                           ========
Diluted earnings from continuing
 operations per common share......     $   0.77                                           $   0.43
                                       ========                                           ========


                                    CENTRAL PARKING
                                       PRO FORMA
                                    FULLY COMBINED
                                    ---------------
Revenues:
 Parking and management
   contracts......................     $524,662
Cost and expenses:
 Cost of parking and management
   contracts......................      414,032
 General and administrative.......       52,592
 Amortization of goodwill and
   noncompete agreements..........       10,068
 Acquisition costs................           --
                                       --------
       Total costs and expenses...      476,692
                                       --------
 Operating earnings (loss)........       47,970
Other income (expenses):
 Interest income..................        3,621
 Interest expense.................      (35,412)
 Net gains (losses) on sales of
   property and equipment.........        2,339
 Equity in partnership and joint
   venture earnings...............        5,546
 Other............................         (720)
                                       --------
       Earnings (loss) from
         continuing operations
         before income taxes......       23,344
Income tax expense................       13,378
                                       --------
 Earnings (loss) from continuing
   operations.....................     $  9,966
                                       ========
Basic weighted average common
 shares outstanding...............       31,982
                                       ========
Basic earnings from continuing
 operations per common share......     $   0.31
                                       ========
Diluted weighted average common
 shares and potential diluted
 common shares....................       32,321
                                       ========
Diluted earnings from continuing
 operations per common share......     $   0.31
                                       ========

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED STATEMENT OF EARNINGS
                    FOR THE NINE MONTHS ENDED JUNE 30, 1998
          (ALL AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      COMBINED         COMBINED
                                                      PURCHASE        PRO FORMA      CENTRAL PARKING
                                  CENTRAL PARKING   ACQUISITIONS       PURCHASE         PRO FORMA        ALLRIGHT      EFFECT OF
                                    HISTORICAL      HISTORICAL(1)   ADJUSTMENTS(2)    CONSOLIDATED     HISTORICAL(3)   MERGER(4)
                                  ---------------   -------------   --------------   ---------------   -------------   ---------
Revenues:
 Parking and management
   contracts....................     $274,599          $52,723              --          $327,322         $166,240       $    --
Costs and expenses:
 Cost of parking and management
   contracts....................      210,967           43,468              58           254,493          122,739            --
 General and administrative.....       24,319            5,891          (1,972)           28,238           23,165            --
 Amortization of goodwill and
   non-compete agreements.......        4,620               --           2,772             7,392              885            --
                                     --------          -------         -------          --------         --------       -------
       Total costs and
         expenses...............      239,906           49,359             858           290,123          146,789            --
                                     --------          -------         -------          --------         --------       -------
 Operating earnings.............       34,693            3,364            (858)           37,199           19,451            --
                                     --------          -------         -------          --------         --------       -------
Other income (expenses):
 Interest income................        1,894              526             (78)            2,342              964            --
 Interest expense...............       (6,243)          (1,526)         (3,811)          (11,580)         (17,366)           --
 Dividends on company-obligated
   mandatorily redeemable
   convertible securities of a
   subsidiary trust.............       (1,684)              --              --            (1,684)              --            --
 Net gains (losses) on sales of
   property and equipment.......           --               --              --                --             (669)           --
 Minority interest..............           --               --              --                --             (218)           --
 Equity in partnership and joint
   venture earnings.............        3,678              164             133             3,975              124            --
                                     --------          -------         -------          --------         --------       -------
       Earnings from continuing
         operations before
         income taxes...........       32,338            2,528          (4,614)           30,252            2,286            --
Income tax expense..............       12,420              838            (545)           12,713            2,218            --
                                     --------          -------         -------          --------         --------       -------
 Earnings from continuing
   operations...................     $ 19,918          $ 1,690         $(4,069)         $ 17,539         $     68       $    --
                                     ========          =======         =======          ========         ========       =======
Basic weighted average common
 shares outstanding.............       27,373                                             27,731
                                     ========                                           ========
Basic earnings from continuing
 operations per common share....     $   0.73                                           $   0.63
                                     ========                                           ========
Diluted weighted average common
 shares and dilutive potential
 common shares..................       27,838                                             28,196
                                     ========                                           ========
Diluted earnings from continuing
 operations per common share....     $   0.72                                           $   0.62
                                     ========                                           ========


                                  CENTRAL PARKING
                                     PRO FORMA
                                  FULLY COMBINED
                                  ---------------
Revenues:
 Parking and management
   contracts....................     $493,562
Costs and expenses:
 Cost of parking and management
   contracts....................      377,232
 General and administrative.....       51,403
 Amortization of goodwill and
   non-compete agreements.......        8,277
                                     --------
       Total costs and
         expenses...............      436,912
                                     --------
 Operating earnings.............       56,650
                                     --------
Other income (expenses):
 Interest income................        3,306
 Interest expense...............      (28,946)
 Dividends on company-obligated
   mandatorily redeemable
   convertible securities of a
   subsidiary trust.............       (1,684)
 Net gains (losses) on sales of
   property and equipment.......         (669)
 Minority interest..............         (218)
 Equity in partnership and joint
   venture earnings.............        4,099
                                     --------
       Earnings from continuing
         operations before
         income taxes...........       32,538
Income tax expense..............       14,931
                                     --------
 Earnings from continuing
   operations...................     $ 17,607
                                     ========
Basic weighted average common
 shares outstanding.............       35,331
                                     ========
Basic earnings from continuing
 operations per common share....     $   0.50
                                     ========
Diluted weighted average common
 shares and dilutive potential
 common shares..................       35,796
                                     ========
Diluted earnings from continuing
 operations per common share....     $   0.49
                                     ========

                          CENTRAL PARKING CORPORATION

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

PRO FORMA CONDENSED COMBINED BALANCE SHEET

The Merger has been accounted for as a pooling of interests. Under the Merger Agreement, Allright agrees to exchange all shares of outstanding Allright Common Stock in exchange for an estimated 7.6 million shares of Central Parking Common Stock. As a result of the Merger, the par value of stock exchanged for the net assets of Allright must be recorded in the combination.

The accompanying unaudited pro forma condensed combined balance sheet reflects certain nonrecurring charges directly attributable to the Merger. Central Parking's estimate of such expenses includes:

Transaction Costs.........................................  $14,000,000
Employment Contract and Severance Costs...................    9,800,000
                                                            -----------
          Total...........................................  $23,800,000
                                                            ===========

The severance and employment costs and $6.25 million of the transaction costs have been tax effected using an assumed federal and state combined rate of 40%.

The employment contract and severance costs include (i) $5.3 million payable by Allright at the consummation of the Merger in accordance with management retention agreements which Allright has entered into with certain members of management and which will be payable upon consummation of the Merger (the "Retention Agreements"), (ii) $2.0 million related to the initial payments to be made pursuant to the employment agreements which is expected to be entered into with certain members of Allright management and which will be effective upon consummation of the Merger (the "Employment Agreements"), and (iii) $2.5 million of severance payments to certain other Allright employees. In addition to these charges, Central Parking management expects to recognize as expense subsequent to the consummation of the Merger approximately $1.3 million related to management continuity agreements Central Parking expects to enter into with certain members of Allright management (the "Management Continuity Agreements") and $2.0 million related to the remaining payments pursuant to the Employment Agreements. The costs related to the Management Continuity Agreements and the second installments of the Employment Agreements will be recognized as expense over the related service periods of six months and twenty-four months, respectively, unless an employee is entitled to earlier payment under their contract. Additional merger-related charges may be recognized by Central Parking after the consummation of the Merger. Such items could relate to additional severance payments, the write-off of Allright deferred debt issuance costs should the related debt be refinanced by Central Parking, and other integration related expenses.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 1997

(1) The historical financial results of the Purchase Acquisitions presented in the unaudited pro forma condensed combined statement of earnings for the year ended September 30, 1997 are as follows (in thousands):

                                                                                                                           CPS OF
                                                          SQUARE       CIVIC       CARPARK      DIPLOMAT      KINNEY        LA.
                                                        HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                                                        10/1/96 -    10/1/96 -     10/1/96-     10/1/96-     1/1/97-      10/1/96-
                                                         1/17/97      12/31/96     5/29/97      9/30/97      12/31/97     9/30/97
                                                        ----------   ----------   ----------   ----------   ----------   ----------
Revenues:
 Parking and management contracts.....................   $ 22,298     $ 2,448       $1,552      $18,916      $134,946      $1,913
Cost and expenses:
 Cost of parking and management contracts.............     18,763       1,313        1,303       15,995       111,453       1,411
 General and administrative...........................      2,654         173           69        7,095        16,026         564
 Amortization of goodwill and noncompete agreements...         --          --           --           --            --
 Acquisition costs....................................      2,864          --           --           --            --
                                                         --------     -------       ------      -------      --------      ------
      Total costs and expenses........................     24,281       1,486        1,372       23,090       127,479       1,975
                                                         --------     -------       ------      -------      --------      ------
 Operating earnings (loss)............................     (1,983)        962          180       (4,174)        7,467         (62)
Other income (expenses):
 Interest income......................................         --           2           --           18         1,498          19
 Interest expense.....................................        203      (1,008)          --           --        (4,037)         --
 Dividends on mandatorily redeemable convertible
   securities of a subsidiary trust...................         --          --           --           --            --          --
 Net gains (losses) on sales of property and
   equipment..........................................         --          --           --           --          (779)         --
 Equity in partnership and joint venture earnings.....         --          --           --           --           836          15
 Other................................................       (964)         --                      (205)           --          --
                                                         --------     -------       ------      -------      --------      ------
      Earnings (loss) from continuing operations
        before income taxes...........................     (2,744)        (44)         180       (4,361)        4,985         (28)
 Income tax expense...................................         68          --           --          233         2,219         (13)
                                                         --------     -------       ------      -------      --------      ------
      Earnings (loss) from continuing operations......   $ (2,812)    $   (44)      $  180      $(4,594)     $  2,766      $  (15)
                                                         ========     =======       ======      =======      ========      ======


                                                          TURNER       COMBINED
                                                        HISTORICAL     PURCHASE
                                                         1/1/97-     ACQUISITIONS
                                                         12/31/97     HISTORICAL
                                                        ----------   ------------
Revenues:
 Parking and management contracts.....................    $3,578       $185,651
Cost and expenses:
 Cost of parking and management contracts.............     2,596        152,834
 General and administrative...........................       671         27,252
 Amortization of goodwill and noncompete agreements...        --             --
 Acquisition costs....................................        --          2,864
                                                          ------       --------
      Total costs and expenses........................     3,267        182,950
                                                          ------       --------
 Operating earnings (loss)............................       311          2,701
Other income (expenses):
 Interest income......................................         2          1,539
 Interest expense.....................................        --         (4,842)
 Dividends on mandatorily redeemable convertible
   securities of a subsidiary trust...................        --             --
 Net gains (losses) on sales of property and
   equipment..........................................        --           (779)
 Equity in partnership and joint venture earnings.....        --            851
 Other................................................        --         (1,169)
                                                          ------       --------
      Earnings (loss) from continuing operations
        before income taxes...........................       313         (1,699)
 Income tax expense...................................        --          2,507
                                                          ------       --------
      Earnings (loss) from continuing operations......    $  313       $ (4,206)
                                                          ======       ========

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(2) The combined pro forma adjustments related to the Purchase Acquisitions for the year ended September 30, 1997 are as follows (in thousands):

                                 SQUARE           CIVIC          CARPARK        DIPLOMAT         KINNEY        CPS OF LA.
                                PRO FORMA       PRO FORMA       PRO FORMA       PRO FORMA       PRO FORMA       PRO FORMA
                               ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS
                               -----------     -----------     -----------     -----------     -----------     -----------
Revenues:
 Parking and management
   contracts.................         --       $    (2,393)(H)        --              --               --             --
                                               $       (55)(I)
Costs and expenses:
 Cost of parking and
   management contracts......        (23)(A)        (1,195)(H)        --              --              167(N)          --
                                                       (85)(A)
                                                       (33)(I)
 General and
   administrative............        (97)(D)          (173)(H)        --          (4,969)(L)       (5,588)(E)         --
                                  (1,164)(E)                                                          320(P)
 Amortization of goodwill and
   noncompete agreements.....        342(B)             --           137(B)          816(K)         6,289(O)         469(V)
 Acquisition costs...........     (2,864)(C)            --            --              --               --             --
                                 -------       -----------      --------        --------        ---------       --------
      Total costs and
       expenses..............     (3,806)           (1,486)          137          (4,153)           1,188            469
                                 -------       -----------      --------        --------        ---------       --------
 Operating earnings (loss)...      3,806              (962)         (137)          4,153           (1,188)          (469)
Other income (expenses):
 Interest income.............         --              (283)(J)        --              --             (210)(Q)         --
 Interest expense............     (1,357)(F)           586(F)       (158)(F)      (1,355)(M)       (9,597)(S)         --
                                                                                                     (192)(R)
 Dividends on mandatorily
   redeemable convertible
   securities of a subsidiary
   trust.....................         --                --            --              --               --             --
 Net gains (losses) on sales
   of property and
   equipment.................         --                --            --              --               --             --
 Equity in partnership and
   joint venture earnings....         --               513(H)         --              --              (56)(T)         --
 Other.......................        612(D)             --            --              --               --             --
                                 -------       -----------      --------        --------        ---------       --------
      Earnings (loss) from
       continuing operations
       before income taxes...      3,061              (146)         (295)          2,798          (11,243)          (469)
 Income tax expense..........        180(G)            (72)(G)         8(G)         (515)(G)       (2,206)(U)         --
                                 -------       -----------      --------        --------        ---------       --------
      Earnings (loss) from
       continuing
       operations............    $ 2,881       $       (74)     $   (303)       $  3,313        $  (9,037)      $   (469)
                                 =======       ===========      ========        ========        =========       ========

                                                COMBINED
                                 TURNER         PRO FORMA
                                PRO FORMA       PURCHASE
                               ADJUSTMENTS     ADJUSTMENTS
                               -----------     -----------
Revenues:
 Parking and management
   contracts.................        --          $(2,448)
Costs and expenses:
 Cost of parking and
   management contracts......        --           (1,169)
 General and
   administrative............        --          (11,671)
 Amortization of goodwill and
   noncompete agreements.....       360(W)         8,413
 Acquisition costs...........        --           (2,864)
                                  -----          -------
      Total costs and
       expenses..............       360           (7,291)
                                  -----          -------
 Operating earnings (loss)...      (360)           4,843
Other income (expenses):
 Interest income.............        --             (493)
 Interest expense............        --          (12,073)
 Dividends on mandatorily
   redeemable convertible
   securities of a subsidiary
   trust.....................        --               --
 Net gains (losses) on sales
   of property and
   equipment.................        --               --
 Equity in partnership and
   joint venture earnings....        --              457
 Other.......................        --              612
                                  -----          -------
      Earnings (loss) from
       continuing operations
       before income taxes...      (360)          (6,654)
 Income tax expense..........       118(G)        (2,487)
                                  -----          -------
      Earnings (loss) from
       continuing
       operations............     $(478)         $(4,167)
                                  =====          =======

The adjustments reflected in the pro forma condensed combined statements of earnings are as follows for the year ended September 30, 1997.

        (A) To reflect the net change in depreciation resulting from the fair value adjustments and changes in estimated asset lives.

        (B) To record amortization of goodwill and noncompete agreements using 25 and 5 year lives, respectfully.

        (C) To eliminate the effect of acquisition costs reflected in Square's historical results of operations which were directly related to Square's sale to Central Parking.

        (D) To eliminate the effect of Square's (i) scheduled amortization of deferred expenses and financing costs, and (ii) write-off of $612,000 of deferred financing costs directly related to the acquisition.

        (E) To record the effect of estimated cost savings relating to general and administrative expenses, including excess personnel, to be eliminated in connection with the Square acquisition.

        (F) To reflect interest on acquisition-related borrowings. Interest is calculated at an average rate of 6.75%.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

        (G) To record estimated federal and state income taxes at a combined rate of 37.7% of estimated taxable income.

        (H) To reflect the elimination of 100% ownership of Civic as a result of the sale of a 50% interest to Equity Office Holdings-St. Louis Parking, LLC and to record a 50% joint venture interest as equity in partnership and joint venture earnings.

        (I) To eliminate the revenues and expenses related to a bus lot not acquired, but included in the historical financial statements of Civic for the period October 1 through December 31, 1996.

        (J) To reflect a decrease in income earned on cash investments used for purposes of the acquisition of Civic.

        (K) To record amortization of goodwill and noncompete agreements using 25 and 5 year lives, respectively.

        (L) To eliminate the effect of expense related to compensatory stock options granted to a Diplomat stockholder directly related to the acquisition of Diplomat by Central Parking.

        (M) To reflect interest on Diplomat acquisition-related borrowings. Interest is calculated at an average interest rate of 6.25%.

        (N) To reflect the net change in depreciation resulting from the fair value adjustments.

        (O) To reflect amortization of goodwill related to Kinney using a 30 year life.

        (P) To reflect expense associated with the five-year consulting contracts with the former shareholders of Kinney.

        (Q) To reflect amortization of the adjustment to fair value on note receivable due from New York City over remaining ten year term of the note.

        (R) To reflect amortization of the deferred financing fees over the five year term of the related acquisition debt. Amortization of deferred financing fees related to debt that was repaid at closing is removed.

        (S) To reflect interest expense on acquisition-related borrowings. Interest is calculated at a rate of 6.875%. Interest expense on debt repaid at closing is removed.

        (T) To eliminate the effect of losses from equity in partnership earnings for partnerships that were not transferred in the acquisition of Kinney and to record amortization over a 30 year period relating to the $3,826,000 purchase accounting write-up on the investment in unconsolidated subsidiary acquired.

        (U) To record estimated federal and state income taxes at Kinney's combined rate of 43.25% of estimated taxable income.

        (V) To reflect amortization of goodwill related to CPS-Louisiana using a 5 year life.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

        (W) To reflect amortization of goodwill related to Turner using a 10 year life.

(3) Allright historical results of operations includes results from October 31, 1996 (the date of acquisition of Allright Corporation by Allright) to June 30, 1997. See Selected Historical Financial Data for Allright Corporation (Predecessor Company) historical results prior to October 31, 1996.

(4) The effect of the Merger for purposes of the Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended September 30, 1997 excludes certain nonrecurring merger expenses directly attributable to the Merger. Central Parking has estimated that such expenses will include:

Transaction Costs.........................................  $14,000,000
Employment Contract and Severance Costs...................    9,800,000
                                                            -----------
          Total...........................................  $23,800,000
                                                            ===========

The employment contract and severance costs include (i) $5.3 million payable by Allright at the consummation of the Merger in accordance with the Retention Agreements, (ii) $2.0 million related to the initial payments to be made pursuant to the Employment Agreements, and (iii) $2.5 million of severance payments to certain other Allright employees. In addition to these charges, Central Parking management expects to recognize as expense subsequent to the consummation of the Merger approximately $1.3 million related to the Management Continuity Agreements and $2.0 million related to the remaining payments pursuant to the Employment Agreements. The costs related to the Management Continuity Agreements and the second installments of the Employment Agreements will be recognized as expense over the related service periods of six months and twenty-four months, respectively, unless an employee is entitled to earlier payment under their contract. Additional merger-related charges may be recognized by Central Parking after the consummation of the Merger. Such items could relate to additional severance payments, the write-off of Allright deferred debt issuance costs should the related debt be refinanced by Central Parking, and other integration related expenses.

The related impact on pro forma fully combined basic and diluted weighted average shares outstanding assumes 7.6 million shares are issued to shareholders of Allright in the Merger and gives effect to the Purchase Acquisitions. Given that the results of Allright are included only for the period from October 31, 1996 to June 30, 1997 (i.e., eight months of operations), the 7.6 million shares have been weighted only for the period for which Allright's historical operating results are included in the Central Parking fiscal year 1997 pro forma fully combined statements of earnings (approximately 66% of the year) for purposes of computing pro forma fully combined earnings from continuing operations per share amounts for fiscal year 1997.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS FOR THE NINE MONTHS ENDED JUNE 30, 1998

(1) The historical financial results of the Purchased Acquisitions presented in the unaudited pro forma condensed combined statements of earnings for the nine months ended June 30, 1998 are as follows (in thousands):

                                                    CPS OF                               COMBINED
                                KINNEY             LOUISIANA            TURNER           PURCHASE
                              HISTORICAL          HISTORICAL          HISTORICAL       ACQUISITIONS
                           10/1/97 - 2/11/98   10/1/97 - 3/30/98   10/1/97 - 3/31/98    HISTORICAL
                           -----------------   -----------------   -----------------   ------------
Revenues:
  Parking and management
    contracts............       $50,012              $801               $1,910           $52,723
Costs and expenses:
  Cost of parking and
    management
    contracts............        41,484               585                1,399            43,468
  General and
    administrative.......         5,150               303                  438             5,891
  Amortization of
    goodwill and
    noncompete
    agreements...........            --                --                   --                --
                                -------              ----               ------           -------
         Total costs and
           expenses......        46,634               888                1,837            49,359
                                -------              ----               ------           -------
  Operating earnings
    (loss)...............         3,378               (87)                  73             3,364
Other income (expenses):
  Interest income........           522                 3                    1               526
  Interest expense.......        (1,510)              (16)                  --            (1,526)
  Dividends on
    mandatorily
    redeemable
    convertible
    securities of a
    subsidiary trust.....            --                --                   --                --
  Net gains (losses) on
    sales of property and
    equipment............            --                --                   --                --
  Equity in partnership
    and joint venture
    earnings.............           129                35                   --               164
                                -------              ----               ------           -------
         Earnings (loss)
           from
           continuing
           operations
           before income
           taxes.........         2,519               (65)                  74             2,528
  Income tax expense.....           838                --                   --               838
                                -------              ----               ------           -------
         Earnings (loss)
           from
           continuing
           operations....       $ 1,681              $(65)              $   74           $ 1,690
                                =======              ====               ======           =======

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(2) The Combined Pro Forma adjustments for the nine months ended June 30, 1998 are as follows (in thousands):

                                             CPS OF                          COMBINED
                              KINNEY        LOUISIANA         TURNER         PRO FORMA
                             PRO FORMA      PRO FORMA       PRO FORMA        PURCHASE
                            ADJUSTMENTS    ADJUSTMENTS     ADJUSTMENTS      ADJUSTMENTS
                            -----------    -----------    --------------    -----------
Revenues:
  Parking and management
     contracts............    $    --         $  --           $  --           $    --
Cost and expenses:
  Cost of parking and
     management
     contracts............         58(A)         --              --                58
  General and
     administrative.......     (2,095)(C)        --              --            (1,972)
                                  123(D)
  Amortization of goodwill
     and noncompete
     agreements...........      2,358(B)        234(B)          180(B)          2,772
                              -------         -----           -----           -------
          Total costs and
             expenses.....        444           234             180               858
                              -------         -----           -----           -------
  Operating earnings
     (loss)...............       (444)         (234)           (180)             (858)
Other income (expenses):
  Interest income.........        (78)(E)        --              --               (78)
  Interest expense........        327(F)         --              --            (3,811)
                               (4,138)(G)
  Dividends on mandatorily
     redeemable
     convertible
     securities of a
     subsidiary trust.....         --            --              --                --
  Net gains (losses) on
     sales of property and
     equipment............                                                         --
  Equity in partnership
     and joint venture
     earnings.............        133(H)         --              --               133
                              -------         -----           -----           -------
          Earnings (loss)
             from
             continuing
             operations
             before income
             taxes........     (4,200)         (234)           (180)           (4,614)
                              -------         -----           -----           -------
  Income tax expense......       (545)(I)        --              --              (545)
                              -------         -----           -----           -------
  Earnings (loss) from
     continuing
     operations...........    $(3,655)        $(234)          $(180)          $(4,069)
                              =======         =====           =====           =======

The adjustments reflected in the pro forma condensed combined statements of earnings are as follows for the nine months ended June 30, 1998:

        (A) To reflect the net change in depreciation resulting from the fair value adjustments and changes in estimated asset lives.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

        (B) To record amortization of goodwill using a 30 year life for Kinney, a 5 year life for CPS-Louisiana and a 10 year life for Turner.

        (C) To record the effect of estimated cost savings relating to general and administrative expenses, including excess personnel, to be eliminated in connection with the Kinney acquisition.

        (D) To record the expense associated with the five-year consulting agreements entered into in connection with the former shareholders of Kinney.

        (E) To record amortization of adjustment to fair value of certain notes receivable.

        (F) To reflect the elimination of deferred financing fees and debt paid off in the transaction, net of amortization of financing fees on the additional borrowings to fund the acquisition.

        (G) To reflect interest expense on acquisition related borrowings. Interest is calculated at a rate of 6.875%. Interest expense on debt repaid at closing is removed.

        (H) To eliminate earnings on partnerships and joint ventures not acquired in the acquisition.

        (I) To record estimated federal and state income taxes at a combined rate of 43.25% of estimated taxable income.

The basic and diluted weighted average shares outstanding on a pro forma consolidated basis were also adjusted for the issuance of 882,422 shares in connection with the acquisition of Kinney, 16,842 shares issued in connection with the acquisition of the additional 50% of CPS-Louisiana, and 52,631 shares issued in connection with the acquisition of Turner as if such shares were outstanding for the nine months ended June 30, 1998.

(3) Allright historical results of operations for the nine months ended June 30, 1998 reflect the historical results of operations for Allright from October 1, 1997 through June 30, 1998.

(4) The effect of the proposed merger for purposes of the Unaudited Pro Forma Condensed Combined Statement of Earnings for the nine months ended June 30, 1998 excludes certain nonrecurring merger expenses directly attributable to the Merger. Central Parking has estimated that such expenses will include:

Transaction Costs.........................................  $14,000,000
Employment and Severance Costs............................    9,800,000
                                                            -----------
          Total...........................................  $23,800,000
                                                            ===========

The employment contract and severance costs include (i) $5.3 million payable by Allright at the consummation of the Merger in accordance with the Retention Agreements, (ii) $2.0 million related to the initial payments to be made pursuant to the Employment Agreements, and (iii) $2.5 million of severance payments to certain other Allright employees. In addition to these charges, Central Parking management expects to recognize as expense subsequent to the consummation of the Merger, approximately $1.3 million related to Management Continuity Agreements and $2.0 million related to the remaining payments

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

pursuant to the Employment Agreements. The costs related to the Management Continuity Agreements and the second installments of the Employment Agreements will be recognized as expense over the related service periods of six months and twenty-four months, respectively, unless an employee is entitled to earlier payment under their contracts. Additional merger-related charges may be recognized by Central Parking after the consummation of the Merger. Such items could relate to additional severance payments, the write-off of Allright deferred debt issuance costs should the related debt be refinanced by Central Parking, and other integration related expenses.

The related impact on pro forma fully combined weighted average shares and earnings from continuing operations per share gives effect to the Purchase Acquisitions and assumes 7.6 million shares are issued to shareholders of Allright in the Merger.

 CENTRAL PARKING'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following discussion of Central Parking's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which are included herein.

OVERVIEW

Central Parking operates parking facilities under three types of arrangements: leases, fee ownership and management contracts.

Parking revenues consist of Central Parking's revenues from leased and owned facilities. Cost of parking relates to both leased and owned facilities and includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses.

Parking revenues from leased facilities were $103.0 million and $166.6 million for fiscal 1996 and 1997, respectively. For the nine months ended June 30, 1997 and 1998, parking revenues from leased facilities were $117.2 million and $218.7 million, respectively. Leases generally provide for a contractually established payment to the facility owner which is either a fixed annual amount, a percentage of gross revenues, or a combination thereof. As a result, Central Parking's revenues and profits in its lease arrangements are dependent upon the performance of the facility. Leased facilities require a longer commitment and a larger capital investment by Central Parking than managed facilities but generally provide a longer-term source of revenue and a greater opportunity for revenue and earnings growth. Under its leases, Central Parking is typically responsible for all facets of the parking operations, except for structural, mechanical, electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with renewal options.

Parking revenues from owned facilities were $6.3 million and $14.3 million for fiscal 1996 and 1997, respectively. For the nine months ended June 30, 1997 and 1998, parking revenues from owned facilities were $9.7 million and $13.3 million, respectively. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities, but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. As the owner, all changes in facility revenue and expenses flow directly to Central Parking. Additionally, Central Parking has the potential to realize appreciation in the value of the underlying real estate if the property is sold. Central Parking assumes complete responsibility for all aspects of each owned property, including all structural, mechanical, and electrical maintenance, repairs and property taxes. Joint venture operations are accounted for under the equity method and are reflected through equity in partnership and joint venture earnings.

Management contract revenues were $34.0 million and $42.1 million for fiscal 1996 and 1997, respectively. For the nine months ended June 30, 1997 and 1998, management contract revenues were $30.4 million and $42.6 million, respectively. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of such management contracts includes insurance premiums and claims and other indirect overhead. Central Parking's responsibilities under a management contract include hiring, training, and staffing parking personnel and providing collections, accounting, recordkeeping, insurance, and facility marketing services. In general, Central Parking is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, for providing security or guard services, or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms.

Central Parking's renewal rates for each of the last five fiscal years were in excess of 91%. Central Parking's management contract clients have the option of obtaining insurance independently or purchasing insurance from Central Parking under the management contract. Because of its size and claims experience, Central Parking can purchase such insurance at discounts to comparable market rates and, management believes, at lower rates than Central Parking's clients can generally obtain on their own. Accordingly, Central Parking generates profits on the insurance provided under its management contracts. See "Description of Central Parking -- Litigation and Insurance."

A summary of the facilities operated by Central Parking as of June 30, 1998 is as follows:

                                                              PERCENT
                                                              OF TOTAL
                       MANAGED   LEASED    OWNED     TOTAL   FACILITIES   SPACES
                       -------   ------   --------   -----   ----------   -------
Total U.S. and Puerto
  Rico...............   1,161      949          67   2,177      90.5%     891,400
                        -----    -----    --------   -----      ----      -------
United Kingdom.......      78       80          --     158       6.6%      54,600
Mexico(1)............      35       26          --      61       2.5%      32,100
Germany(1)...........      --        4          --       4       0.2%       1,300
Canada...............       3        1          --       4       0.2%       8,900
Spain................      --        1          --       1        --          500
                        -----    -----    --------   -----      ----      -------
          Total
            foreign..     116      112          --     228       9.5%      97,400
                        -----    -----    --------   -----      ----      -------
          Total
         facilities..   1,277    1,061          67   2,405                988,800
                        =====    =====    ========   =====                =======

---------------

(1) Operated through 50% owned joint ventures.

The table below sets forth certain information regarding Central Parking's managed, leased and owned facilities in the periods indicated.

                                                                NINE MONTHS
                                  YEAR ENDED SEPTEMBER 30,     ENDED JUNE 30,
                                 ---------------------------   --------------
                                   1995     1996      1997          1998
                                 --------   -----   --------   --------------
MANAGED FACILITIES:(1)
  Beginning of period..........       626     715        770           877
  Acquired during period.......        --      --         36           303
  Added during period..........       120     114        164           171
  Deleted during
     period(2)(3)(4)...........       (31)    (59)       (93)          (74)
                                 --------   -----   --------      --------
  End of period................       715     770        877         1,277
                                 --------   -----   --------      --------
  Renewal rate(4)..............      95.0%   92.4%      91.1%         91.6%
LEASED FACILITIES:(1)
  Beginning of period..........       436     485        552           709
  Acquired during period.......        --      --         82           314
  Added during period(3).......        65      94         99            74
  Deleted during period(4).....       (16)    (27)       (24)          (36)
                                 --------   -----   --------      --------
  End of period................       485     552        709         1,061
                                 --------   -----   --------      --------
OWNED FACILITIES:(1)(5)
  Beginning of period..........        26      31         37            58
  Acquired during period(2)....        --      --         20             8
  Purchased during period......         5       6          5             1
  Sold during period...........        --      --         (4)           --
                                 --------   -----   --------      --------
  End of period................        31      37         58            67
                                 --------   -----   --------      --------
          Total facilities (end
             of period)........     1,231   1,359      1,644         2,405
                                 ========   =====   ========      ========
PERCENTAGE GROWTH IN NUMBER OF
  FACILITIES:
  Managed......................      14.2%    7.7%      13.9%         45.6%
  Leased.......................      11.2    13.8       28.4          49.6
  Owned........................      19.2    19.4       56.8          15.5
          Total facilities.....      13.1    10.4       21.0          46.3

---------------

(1) Includes 34 managed, 29 leased and 14 owned facilities operated under joint venture agreements.
(2) Fiscal 1996 and 1997 include four facilities that Central Parking previously managed and subsequently purchased.
(3) Includes Central Parking's lease in fiscal 1996 and 1997 of one facility and 11 facilities, respectively, that were previously managed.
(4) Excluded from the renewal rate calculation in the above table at September 30, 1997 are six managed on-street locations and two leased on-street locations which are reflected as current year deletions.
(5) Includes Central Parking's corporate headquarters in Nashville, Tennessee.

Net gains derived from sales of property and equipment were $1.2 million and $3.1 million for fiscal 1996 and 1997, respectively. For the nine months ended June 30, 1997 and 1998 net gains from sales of property and equipment were $8,000 and there were no gains for the nine months ended June 30, 1998.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, information derived from Central Parking's consolidated financial statements expressed (except as indicated) as a percentage of total revenues.

                                                                           NINE MONTHS
                                              YEAR ENDED SEPTEMBER 30,   ENDED JUNE 30,
                                              ------------------------   ---------------
                                               1995     1996     1997     1997     1998
                                              ------   ------   ------   ------   ------
Parking revenues............................   74.8%    76.2%    81.1%    80.7%    84.5%
Management contract revenues................   25.2     23.8     18.9     19.3     15.5
                                              -----    -----    -----    -----    -----
          Total revenues....................  100.0    100.0    100.0    100.0    100.0
Cost of parking as a percentage of parking
  revenues..................................   92.4     90.8     88.4     87.9     86.1
Cost of management contracts as a percentage
  of management contract revenues...........   30.4     28.7     28.0     30.1     26.6
General and administrative expenses.........   12.5     12.2     10.1     10.2      8.8
Amortization of goodwill and non-compete
  agreements................................     --       --      0.4      0.4      1.7
                                              -----    -----    -----    -----    -----
Operating earnings..........................   10.8     11.8     12.5     12.7     12.6
Interest income (expense), net..............    1.2      1.6     (1.3)    (1.1)    (1.6)
Dividends on company -- obligated
  mandatorily redeemable convertible
  securities of a wholly-owned subsidiary
  trust.....................................     --       --       --       --     (0.6)
Net gains on sales of property and
  equipment.................................     --      0.8      1.4       --       --
Other.......................................    0.3      0.5      1.9      1.9      1.4
                                              -----    -----    -----    -----    -----
Earnings before income taxes................   12.3     14.7     14.5     13.5     11.8
Income taxes................................    4.4      5.0      5.5      4.9      4.5
                                              -----    -----    -----    -----    -----
          Net earnings......................    7.9%     9.7%     9.0%     8.6%     7.3%
                                              =====    =====    =====    =====    =====

  Nine Months Ended June 30, 1998 Compared to Nine Months Ended June 30, 1997

Parking revenues for the nine months ending June 30, 1998 increased to $232.0 million from $127.0 million in the nine months ending June 30, 1997, an increase of $105.0 million, or 82.7%. Of the $105.0 million increase, $82.2 million, or 78.3% of the increase, resulted from the acquisition of Square, Car Park, Diplomat, Kinney, and Turner. The remaining increase of $22.8 million, or 21.7%, is a result of the net addition of 142 leased and owned locations over the same quarter in fiscal 1997 as well as a combination of rate increases and higher utilization of parking spaces at existing facilities. Revenues from foreign operations increased to $17.0 million from $13.4 million, an increase of $3.6 million or 26.5%. The increase in foreign revenues was a result of the addition of 53 leased locations as well as rate increases and higher utilization of parking spaces at existing facilities.

Management contract revenues for the nine months ending June 30, 1998 increased to $42.6 million from $30.4 million in the nine months ending June 30, 1997, an increase of $12.2 million or 40.2%. Of the $12.2 million increase, $5.4 million, or 44.4%, resulted from the addition of 343 management locations through the acquisitions of Square, Car Park, Diplomat, Kinney and Turner. The remaining increase of $6.8 million, or 55.6%, is attributed to the net addition of 142 management contracts and increased management fees on existing locations.

Cost of parking in the nine months ending June 30, 1998 increased to $199.6 million from $111.6 million in the nine months ending June 30, 1997, an increase of $88.0 million or 78.9%. Rent expense increased $55.7 million and payroll increased $17.0 million, principally as a result of new locations from acquisitions and increases in existing locations. Cost of parking as a percentage of parking revenues decreased to 86.1% in the nine months ending June 30, 1998 from 87.9% in the nine months ending June 30, 1997. This decrease of 180 basis points was attributable predominately to greater economies of scale resulting from synergies realized from recent acquisitions.

Cost of management contracts in the nine months ending June 30, 1998 increased to $11.3 million from $9.2 million in the comparable period in 1997, an increase of $2.1 million or 23.6%. The increase in cost reflects higher insurance claims and unemployment taxes associated with the increase in the number of managed facilities.

General and administrative expenses increased to $24.3 million for the nine months ending June 30, 1998 from $16.1 million in the nine months ending June 30, 1997, an increase of $8.2 million or 51.1%. The increase is primarily attributable to increased incentive compensation resulting from increased profits and start-up costs associated with the opening of new locations and joint ventures. General and administrative expenses as a percentage of revenues were 8.9% for the nine months ending June 30, 1998 compared to 10.2% for the nine months ending June 30, 1997. The decrease was attributable to spreading fixed expenses over a broader revenue base and the implementation of bonus limits on certain key executives.

Interest income increased to $1.9 million for the nine months ending June 30, 1998, from $1.2 million in the nine months ending June 30, 1997, an increase of $700 thousand or 57.1%. The increase in interest income is a result of higher investment balances outstanding during the nine month period.

Interest expense increased to $6.2 million for the nine months ending June 30, 1998 from $2.9 million in the nine months ending June 30, 1997. The increase in interest expense was attributable to the increase in indebtedness under Central Parking's revolving credit facility. The weighted average balance outstanding was $94.3 million during the nine months ended June 30, 1998 at a weighted average interest rate of 6.8%. For the fiscal period 1997, the weighted average balance outstanding was $97.8 million for the period during which Central Parking had debt outstanding, beginning December 31, 1996, at an average interest rate of 7.1%. Additionally, Central Parking recorded dividends on Central Parking-obligated mandatorily redeemable convertible securities of a subsidiary trust in the amount of $1.7 million during the nine months ended June 30, 1998.

Income taxes increased to $12.4 million for the nine months ending June 30, 1998 from $7.6 million in the nine months ending June 30, 1997, an increase of $4.8 million or 62.5%. The effective tax rate for the nine months ending June 30, 1998 was 38.4% compared to 36.0% for the same period in 1997. The increase in the effective tax rate is attributable to a combination of decreasing interest income on tax exempt investments in 1997, an increase in non-tax deductible goodwill amortization and an increase in effective state income tax rates.

  Year Ended September 30, 1997 Compared to Year Ended September 30, 1996

Parking revenues in fiscal 1997 increased to $180.9 million from $109.3 million in fiscal 1996, an increase of $71.6 million, or 65.5%. Of the $71.6 million increase, $41.0 million, or 57.3% of the increase, resulted from the addition of leased and owned locations of Square and Car Park. The remaining increase of $30.6 million, or 42.7%, is from a combination of the net addition of 76 locations, increased rates and higher utilization of parking spaces at existing facilities.

Management contract revenues in fiscal 1997 increased to $42.1 million from $34.0 million in fiscal 1996, an increase of $8.1 million, or 23.6%. Of the $8.1 million increase, $2.8 million, or 34.6% of the increase, resulted from the Square and Car Park acquisitions. The remaining increase of $5.3 million, or 65.4%, is attributable to the net addition of 71 locations and increased management fees on existing locations.

Revenues from foreign operations increased to $18.1 million in 1997 from $13.2 million in 1996. The increase of 37.4% in revenues from foreign operations resulted primarily from the net addition of 20 locations in the United Kingdom and increased revenues on existing locations.

Cost of parking in fiscal 1997 increased to $159.9 million from $99.2 million in fiscal 1996, an increase of $60.7 million, or 61.2%. Rent expense increased $31.9 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Of the remaining $28.8 million increase in cost of parking, payroll expense accounted for $12.5 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases on existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 88.4% in fiscal 1997 from 90.8% in fiscal 1996. This decrease of 240 basis points was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

Cost of management contracts in fiscal 1997 increased to $11.8 million from $9.8 million in the comparable period in 1996, an increase of $2.0 million, or 20.7%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 28.0% in fiscal 1997 from 28.7% in fiscal 1996. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The decrease in renewal rate for management contracts to 91.1% in 1997, from 92.4% in 1996, is primarily attributable to the loss of one large contract which included 9 management locations. This trend is not expected to continue.

General and administrative expenses in fiscal 1997 increased to $23.4 million from $17.4 million in fiscal 1996, an increase of $6.0 million, or 34.5%. This increase was primarily a result of an increase in payroll expense of $4.2 million, associated with the additional general and administrative expenses of acquired operations, as well as opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits.

Interest income in fiscal 1997 decreased to $1.8 million from $2.3 million in fiscal 1996. This decrease of $461,000 was primarily attributable to decreased cash and cash equivalents during the year. Interest expense totaled $4.6 million in 1997 compared to zero in 1996. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. The weighted average balance outstanding for the period during which Central Parking had debt outstanding, beginning December 31, 1996, was approximately $88.7 million at a weighted average interest rate of 7.1%.

Equity in partnership and joint venture earnings for fiscal 1997 increased to $4.2 million from $641,000 in fiscal 1996. The increase of $3.5 million resulted primarily from the acquisition of a 50% joint venture interest in Civic ($2.9 million) and increases in joint venture earnings of the Mexican joint venture ($514,000 in 1997 versus $152,000 in 1996).

Central Parking's effective income tax rate was 37.7% for fiscal 1997 compared to 34.3% for fiscal 1996. The rate increase was attributable to the increase in Central Parking's federal income tax rate, the comparative decrease in the amount of tax exempt income, the addition of nondeductible goodwill amortization and the increase in the effective state income tax rate.

QUARTERLY RESULTS

Central Parking experiences fluctuations in its quarterly revenues and profitability. These fluctuations are caused by a variety of factors, including the timing of gains on sales of owned properties; preopening costs; the effect of weather on travel and transportation patterns; and local and national economic conditions. The following table sets forth certain quarterly statement of earnings data for each of Central Parking's last eight fiscal quarters for which Central Parking has published information and the percentage of net revenues represented by the line items presented (except in the case of per share amounts). The quarterly statement of earnings data set forth below was derived from unaudited financial statements of Central Parking and includes all adjustments, consisting only of normal recurring adjustments, which Central Parking considers necessary for a fair presentation thereof.

                        FISCAL
                         1996                  FISCAL 1997                        FISCAL 1998
                        -------   -------------------------------------   ----------------------------
                        FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD
                        QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                        -------   -------   -------   -------   -------   -------   -------   --------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues........  $36,881   $41,423   $55,925   $60,030   $65,598   $71,189   $91,222   $112,188
Operating earnings....    4,332     5,129     7,109     7,706     7,908     8,804    12,034     13,855
Earnings before income
  taxes...............    5,139     6,000     6,993     8,242    11,177     9,099    10,316     12,923
Net earnings..........  $ 3,436   $ 3,899   $ 4,416   $ 5,275   $ 6,615   $ 5,642   $ 6,328   $  7,948
Basic earnings per
  common share........  $  0.13   $  0.15   $  0.17   $  0.20   $  0.25   $  0.22   $  0.24   $   0.27
Diluted earnings per
  common share........  $  0.13   $  0.15   $  0.17   $  0.20   $  0.25   $  0.21   $  0.23   $   0.27
As a percentage of
  total revenues:
  Operating
    earnings..........     11.7%     12.4%     12.7%     12.8%     12.1%     12.4%     13.2%      12.3%
  Earnings before
    income taxes......     13.9      14.5      12.5      13.7      17.0      12.8      11.3       11.5
  Net earnings........      9.3       9.4       7.9       8.8      10.1       7.9       6.9        7.1

The quarterly operating information for fiscal 1996 and 1997 were affected by the acquisition of Civic, Square, and Car Park, and net gains on sales of property and equipment of $3.1 million in the fourth quarter of fiscal 1997. The quarterly operating information for fiscal 1998 was affected by the acquisitions of Diplomat, Kinney, CPS-Louisiana, and Turner.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities for fiscal 1997 was $21.9 million, an increase of $2.4 million from the net cash of $19.5 million provided by operating activities during the same period in fiscal 1996. During the nine months ended June 30, 1997 and 1998, Central Parking generated cash flow from operating activities of $5.1 million and $37.5 million, respectively. The increase was primarily attributable to increased net earnings.

Net cash used in investing activities was $92.0 million for fiscal 1997. The acquisitions of Square and Car Park utilized cash of $50.0 million, net of cash acquired; investments in partnerships, primarily Civic, were $46.3 million; and property and equipment purchases represented $6.3 million. These investment activities were partially offset by the sale of a property for $9.3 million that was acquired in the Square transaction and the sale of a free-standing parking garage for approximately $13.2 million, of which $3.0 million of proceeds were cash. No gain or loss was recognized on the sale of the Square property and a gain of $3.1 million was recognized on the sale of the free-standing parking garage.

Net cash provided by financing activities for fiscal 1997 was $51.3 million. Net borrowing from Central Parking's revolving credit facility represented $70.8 million which was used to fund, in part, the acquisitions of Square, Civic and Car Park and to refinance $18.9 million of debt assumed in the acquisition of Square.

Depending on the timing and magnitude of Central Parking's future investments (either in the form of leased or purchased properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from operations and Central Parking's credit facility over the next twelve months. If Central Parking identifies investment opportunities requiring cash in excess of Central Parking's cash flows and the existing credit facility, Central Parking may seek additional sources of capital, including the sale or issuance of Central Parking Common Stock or convertible stock, subject to limitations set forth in the Registration Rights Agreement, or amending the credit facility to obtain additional indebtedness.

During the nine months ended June 30, 1998 and 1997, Central Parking generated cash flow from operating activities of $37.5 million and $5.1 million, respectively, an increase of $32.4 million. The increase is primarily attributable to increased net earnings of $6.3 million, increased goodwill and non-compete amortization of $4.1 million, increased depreciation of $1.4 million, and increased changes in net operating assets and liabilities of $19.3 million.

Central Parking utilized cash of $210.4 million, net of cash acquired, in the first nine months of fiscal 1998 for acquisitions compared to $50.6 million for the first nine months of fiscal 1997. The acquisitions were funded from credit facilities described herein.

Central Parking purchased properties during the nine months ended June 30, 1998, and 1997 in the amounts of $21.4 million and $6.2 million, respectively. During the first nine months of the 1997 fiscal year, Civic Parking, which consists of four parking garages totaling approximately 7,500 parking spaces, was acquired for $91.0 million. Of the $91.0 million, $46.0 million was held for resale to a joint venture partner and $45.0 million was recorded as an investment in joint ventures. The purchase was funded partially through available cash and the drawing under a revolving credit facility in the amount of $67.2 million. In April 1997, Central Parking consummated the sale of 50% of Civic to its joint venture partner for $46.0 million.

At June 30, 1998, Central Parking had available $140.3 million under the Credit Facility (as defined below).

On February 11, 1998, Central Parking established a credit facility providing for an aggregate availability of up to $300 million consisting of a five-year $200 million revolving credit facility, including a sublimit of $25 million for standby letters of credit, and a $100 million five-year term loan with scheduled repayments of $25 million per year, beginning in year two (the "Credit Facility"). The Credit Facility bears interest until June 30, 1998 at a rate of LIBOR plus 1.25%. On June 30, 1998, the interest rate on the Credit Facility and the commitment fee on the unused portion reverted to a grid pricing based upon the achievement of various financial ratios. The Credit Facility contains certain covenants including those that require Central Parking to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends payable. Central Parking used the Credit Facility to replace Central Parking's prior revolving credit facility and to finance the Kinney acquisition. At June 30, 1998, the amount outstanding under this Credit Facility was $53.5 million and the interest rate was 7.0%.

During the nine months ended June 30, 1998, Central Parking received net proceeds from an offering of 2,137,500 shares of Central Parking Common Stock of $89.3 million. Concurrent with the common stock offering, Central Parking received net proceeds from a private placement of company-obligated mandatorily redeemable convertible securities of $106.0 million, which was subsequently registered. Central Parking used the proceeds of these offerings to repay amounts outstanding under the Credit Facility, including such indebtedness arising from the Kinney acquisition, and ultimately to finance the Kinney and Turner acquisitions.

On September 2, 1998, Central Parking received a "best efforts" commitment which expires January 31, 1999, to establish a new credit facility providing for an aggregate of up to $400 million (the "New Credit Commitment") consisting of a five-year $200 million revolving credit facility including a sublimit of $25 million for standby letters of credit, and a $200 million five-year term loan with scheduled repayment consisting of $50 million per year, beginning in year two. The New Credit Commitment will bear interest at either prime rate plus 0.5% or LIBOR plus a margin of 1.00% and after three months revert to grid pricing at a margin of 0.25% to 1.25% based upon Central Parking achieving a number of financial ratios or ratings. The New Credit Commitment will contain certain covenants including those that require Central Parking to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. Central Parking intends to use the New Credit Commitment to replace Central Parking's Credit Facility and to refinance the existing debt of Allright.

  International Foreign Currency Exposure

Central Parking operates wholly owned subsidiaries in the United Kingdom, Malaysia, Canada and the Netherlands. Additionally, Central Parking operates through joint ventures in Germany and Mexico and subsequent to September 30, 1997 formed a joint venture to operate in Spain. Central Parking intends to invest in foreign leased or owned facilities, usually through joint ventures, and may become increasingly exposed to foreign currency fluctuations. Central Parking, in limited circumstances, has denominated contracts in U.S. dollars to limit currency exposure. Presently, Central Parking has limited exposure to a foreign currency risk and has no hedge programs. For the nine months ended June 30, 1998, revenues from United Kingdom operations represented 96.2% of total revenues generated by foreign operations, excluding earnings from joint ventures. Central Parking anticipates implementing a hedge program in the event such risk materially increases.

  Civic Loan

In March 1998, Civic obtained financing with a financial institution for $60 million. Central Parking received net proceeds of $30.3 million from this transaction which reduced Central Parking's carrying value of its investment in partnerships and joint ventures. The proceeds from the refinancing were used to pay down the Credit Facility.

IMPACT OF INFLATION AND CHANGING PRICES

The primary sources of revenues to Central Parking are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. Central Parking believes that inflation has had a limited impact on its overall operations for fiscal years ended September 30, 1996, 1997 and nine months ended June 30, 1997 and 1998.

NEW ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structure." This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. Management is evaluating the impact of reporting operating segment information on Central Parking's consolidated financial statements.

In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS Nos. 87, 88 and 106. This pronouncement is effective for fiscal years beginning after December 15, 1997. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supercedes SFAS Nos. 80, 105 and 119. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management does not anticipate that the pronouncement will significantly impact Central Parking's consolidated financial statements.

YEAR 2000

Central Parking has considered the impact of Year 2000 issues on its computer systems and applications and has developed remediation plans. These plans are part of Central Parking's ongoing business strategies to incorporate advanced technologies in its information systems, and were contemplated in advance of Year 2000 issues. The expenditures for system upgrades will be accounted for as regular capital expenditures, and will not have a significant impact on Central Parking's operations or liquidity. Central Parking has previously expensed or fully depreciated all system hardware and software that in management's estimation is not Year 2000 compliant.

Central Parking uses some fee calculation devices that compute parking fees and statistical data, and also automate the ingress and egress control mechanisms at certain parking facilities. Based on contacts with the vendors of such equipment, Central Parking expects them to make available reasonably priced upgrades to address Year 2000 compatibility issues. In the event a failure of such equipment were to occur due to processing incompatibilities in the Year 2000, manual override systems are in place at all locations. Given the minimal technological requirement to operate such facilities, management believes all material operations could adequately be performed manually. Such contingency plans are currently deployed in the events of power failures or other business interruptions at locations where these devices are located.

Central Parking is in the process of upgrading local and wide area information networks, computer hardware, software, and connection devices to comply with Year 2000 issues. The vendors of such computer equipment have warranted that their systems will appropriately process information beyond Year 2000. In addition, Central Parking has processed test data to independently verify the processing capabilities of such computer hardware and software with regard to Year 2000. Central Parking expects that the conversion of all system critical functions will be completed no later than the end of the first calendar quarter of 1999. Management expects this conversion timetable to provide adequate opportunity to fully test and address any unforeseen Year 2000 issues.

                              THE MERGER AGREEMENT

The following summary of the material provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Holders of Central Parking Common Stock and Allright Common Stock are urged to read the Merger Agreement carefully. Capitalized terms used in this section but not defined in this Joint Proxy Statement/Prospectus shall have the meanings attributed to them in the Merger Agreement.

THE MERGER

Pursuant to the Merger Agreement and on the terms and conditions set forth in the Merger Agreement, Central Parking Sub will be merged with and into Allright, with Allright continuing as the surviving corporation. Following the Merger, Allright will be an indirect, wholly owned subsidiary of Central Parking.

CLOSING; EFFECTIVE TIME

The closing of the Merger shall take place on the second business day following the satisfaction or waiver of the conditions to the Merger (the "Closing Date"), or at such other time as the parties may agree. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. See "-- Conditions to Consummation of the Merger."

CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS

The Certificate of Incorporation and Bylaws of Allright, as in effect at the Effective Time, shall continue as the Certificate of Incorporation and Bylaws of the surviving corporation, until thereafter amended as provided therein. The directors and officers of Central Parking Sub at the Effective Time shall be the directors and officers of the surviving corporation, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

CONVERSION OF SECURITIES; MERGER CONSIDERATION

At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Allright Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in treasury, as described below), shall be cancelled and converted into and represent the number of shares of Central Parking Common Stock equal to the Exchange Ratio. All capital stock held in the treasury of Allright or held by any of Allright's subsidiaries shall be cancelled and cease to exist and no payment shall be made in respect thereof. At the Effective Time, all rights of outstanding shares of Allright Common Stock shall cease to exist, other than the right to receive Central Parking Common Stock.

The Exchange Ratio equals (i) the Equity Purchase Price (as defined below), divided by (ii) $46.00, divided by (iii) the number of shares of Allright Common Stock outstanding as of the Effective Time plus the number of shares of Allright Common Stock issuable pursuant to outstanding Allright Options and outstanding and unexercised warrants granted by Allright to purchase shares of Allright Common Stock (each an "Allright Warrant") immediately prior to the Effective Time. The outstanding Allright Common Stock excludes any shares of

Allright Common Stock issued or issuable to a seller in exchange for assets in connection with an acquisition permitted under the Merger Agreement,

The "Equity Purchase Price" equals $564,390,050:

Plus:

(i)    the Acquisition Expenses (as defined below),
(ii)   the excess, if any, of $5 million over the Covered
       Transaction Expenses (as defined below),
(iii)  the Working Capital Adjustment (as defined below),
(iv) the aggregate exercise price of all outstanding and unexercised Allright Warrants or Allright Options which are not ISOs (as defined below) as of the Closing Date, and
(v)    any Divestiture Gain (as defined below),

Less:
(i) the principal amount of any long-term debt and capitalized lease obligations of Allright, excluding current portions, as of the Closing Date and assumed by Central Parking or Central Parking Sub pursuant to the Merger,
(ii) the excess, if any, of the Covered Transaction Expenses (as defined below) over $5 million,
(iii)  any EBITDA Adjustment (as defined below),
(iv)   any Divestiture Loss (as defined below),
(v) any net proceeds from the permitted sale, lease, transfer or disposition of any property or assets, and
(vi)   any Excess Severance (as defined below).

The calculation of the Equity Purchase Price will be set forth in a closing statement, that will be prepared by Allright based on its good faith estimates of the amounts indicated and provided to Central Parking for its review and approval (which shall not be unreasonably withheld), not less than five business days prior to the Closing Date. Allright shall use its best efforts to deliver to Central Parking as soon as possible (but no later than fifteen business days prior to the Closing Date), Allright's audited financial statements for the fiscal year ended June 30, 1998, Allright's Actual EBITDA (as defined below), the Acquired Facility EBITDA (as defined below) and the Non-Acquired EBITDA (as defined below).

The "Acquisition Expenses" means the aggregate amount paid by Allright through the Closing in respect of any and all acquisitions of parking facilities after April 30, 1998 and any and all capital expenditures incurred in connection with such acquisitions and leases entered into after April 30, 1998.

"Covered Transaction Expenses" include, without duplication, any and all out-of-pocket expenses of Allright, Apollo and AEW, incurred in connection with the Merger or the other transactions contemplated by the Merger Agreement, to the extent that such expenses have been paid or are accrued on the closing statement. AEW and Apollo will list all such expenses on the closing statement.

The "Working Capital Adjustment" equals: (i) the amount of working capital surplus or deficit of Allright and its consolidated subsidiaries as set forth on its most recent available balance sheet (which shall not be dated more than 50 calendar days prior to the Closing Date), reduced by the amount of any portion of any acquisitions not financed from additional debt or equity proceeds subsequent to such balance sheet date and which shall be determined in accordance with GAAP applied on a consistent basis with Allright's historical financial statements, plus (ii) $6 million. Any items reflected as Covered Transaction Expenses or as an adjustment pursuant to any other item above used to calculate the Equity Purchase Price shall be excluded in calculating the working capital deficit or surplus for the purposes of determining the Working Capital Adjustment. The Working Capital Adjustment may only be a negative number or zero.

"EBITDA Adjustment" equals (i) if Allright's EBITDA (as defined below) calculated from Allright's audited financial statements for the fiscal year ended June 30, 1998 ("Allright's Actual EBITDA"), minus the EBITDA attributable to those parking facilities acquired by Allright or any subsidiary after April 30, 1998, to the extent the EBITDA attributable to such parking facilities was included in Allright's Actual EBITDA (the "Acquired Facility EBITDA", and the difference between Allright's Actual EBITDA and the Acquired Facility EBITDA, the "Non-Acquired EBITDA"), is equal to or greater than $34.0 million, $0, and
(ii) if the Non-Acquired EBITDA is less than $34.0 million the difference between the $34.0 million and the Non-Acquired EBITDA (the "EBITDA Shortfall"), times 16.

For purposes of computing Allright's Actual EBITDA, the EBITDA shall be derived in accordance with GAAP consistently applied from Allright's audited financial statements for the fiscal year ended June 30, 1998 and shall not include the following expenses: the Covered Transaction Expenses and expenses incurred in connection with the Merger, payments made for the retention, employment and management continuity agreement bonuses and any other charges related to Allright Options or Allright Warrants used to compute the Exchange Ratio, or charges for asset impairments and expenses associated with other liabilities mutually agreed to by Allright and Central Parking. In addition, Allright's Actual EBITDA shall not include any gains or losses attributable to the sale of any assets, and any minority interest expense deducted to calculate EBITDA shall be reinstated when computing Allright's Actual EBITDA. The details used to calculate Allright's Actual EBITDA shall be included as part of the closing statement.

"Divestiture Gain" equals thirty-five percent multiplied by the difference between (i) the appraised value of such property or operations, as determined by an appraiser, and (ii) 16 times the EBITDA for such property or operations at such facility for such property's or facility's prior fiscal year. If such number is a negative number, such amount is a "Divestiture Loss."

"Excess Severance" equals the excess of the aggregate severance obligations of Allright or its subsidiaries (excluding any reasonable and customary severance obligations contained in provisions of any employment or severance agreement entered into in connection with any acquisition of a parking facility or parking-related entity after the date of the signing of the Merger Agreement) over $6.3 million.

NO FRACTIONAL SHARES

No fractional shares of Central Parking Common Stock shall be issued pursuant to the Merger Agreement. In lieu of any such fractional share of Central Parking Common Stock, Central Parking shall pay to each former Allright shareholder $46.00 times the fractional share of Central Parking Common Stock to which such holder would otherwise be entitled.

CERTAIN ADJUSTMENTS

If after the date of the Merger Agreement and on or prior to the Closing Date, Central Parking issues additional shares through any reclassification, recapitalization, split-up, combi-nation or exchange of shares, or any dividend payable in stock or other securities is declared with a record date within such period, or any similar event occurs, the number of shares to which an Allright shareholder is entitled to receive will be adjusted accordingly to provide the same economic effect as contemplated by the Merger Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend or similar event.

TREATMENT OF STOCK OPTIONS AND WARRANTS

At the Effective Time, each Allright Option which is outstanding and unexercised will cease to represent an Allright Option and will be converted automatically into an option to purchase shares of Central Parking Common Stock (each, a "Central Parking Option"). The number of shares of Central Parking Common Stock to be subject to the new Central Parking Option shall be equal to the product of the number of shares of Allright Common Stock subject to the original Allright Option and the Exchange Ratio, provided that any fractional shares of Central Parking Common Stock resulting from such multiplication shall be rounded down to the nearest share. The exercise price per share of Central Parking Common Stock under the new Central Parking Option shall be equal to the exercise price per share of Allright Common Stock under the original Allright Option divided by the Exchange Ratio, provided that the resulting exercise price shall be rounded up to the nearest cent. The duration and other terms of the Central Parking Options shall be the same as the Allright Options except that all references to Allright shall be deemed to be references to Central Parking. At the Effective Time, the Allright Options Plan shall be assumed by Central Parking and, following the Effective Time, Central Parking shall take all steps necessary to provide that shares of Central Parking Common Stock issuable upon the exercise of all outstanding Central Parking Options shall be covered by an effective registration statement as soon as practicable after the Effective Time.

If any Allright Options are intended to be "incentive stock options" (as defined in Section 422 of the Code)("ISOs"), the exercise price, the number of shares and the terms and conditions of exercise of the Central Parking Options issued in exchange therefor shall be determined in order to comply with Section 424(a) of the Code.

At the Effective Time, each outstanding and unexercised Allright Warrant shall cease to represent a right to acquire shares of Allright Common Stock and shall be converted automatically into a warrant to purchase shares of Central Parking Common Stock (each, a "Central Parking Warrant"). The number of shares of Central Parking Common Stock subject to the Central Parking Warrant shall equal the number of shares of Allright Common Stock subject to the original Allright Warrant times the Exchange Ratio, rounded down to the nearest share. The exercise price per share of Central Parking Common Stock under the new Central Parking Warrant shall be equal to the exercise price per share of Allright Common Stock under the original Allright Warrant divided by the Exchange Ratio, rounded up to the nearest cent.

REPRESENTATIONS AND WARRANTIES

The Merger Agreement contains certain customary mutual representations and warranties relating to, among other things, (i) due organization, good standing and requisite power and authority; (ii) enforceability; (iii) identity and structure of subsidiaries; (iv) non-contravention; (v) governmental consents;
(vi) capital structure; (vii) organization and qualification of subsidiaries;
(viii) financial statements and, for Central Parking, Commission filings; (ix) absence of undisclosed liabilities; (x) absence of certain changes or events;
(xi) litigation
matters; (xii) certain items regarding employee benefits and employee plans;
(xiii) properties and contracts; (xiv) certain tax matters; (xv) compliance matters; (xvi) environmental matters; (xvii) labor and employment matters; (xviii) insurance matters; (xix) accounting treatment of the Merger; and (xx) for Allright, intellectual property matters.

CERTAIN COVENANTS

Conduct of Business by Allright. Allright has covenanted and agreed that, except (i) in certain circumstances as previously disclosed in writing to Central Parking; (ii) with the consent of Central Parking; or (iii) as contemplated by the Merger Agreement,

        (a) Allright will operate in the ordinary course of business, consistent with past practice;

        (b) Allright will not change its Certificate of Incorporation or Bylaws or other constituent documents of Allright or any of its subsidiaries;

        (c) Allright will not, except in the ordinary course of business consistent with past practices, materially increase the compensation payable or to become payable to any officer, employee, consultant or agent or grant any bonus or retirement or similar benefit or arrangement;

        (d) subject to certain exceptions, Allright will not make a capital expenditure or commitment to make a capital expenditure in excess of $1.2 million in the aggregate per quarter;

        (e) Allright will not enter into or renew a lease which involves the payment of more than $500,000 annual rent (in the event that Central Parking refuses to consent to any proposed lease pursuant to this clause
     (e), Central Parking will not enter into any transaction concerning the subject matter of such proposed lease);

        (f) Allright will not acquire any business or acquire any equity interest in any person not an affiliate for more than $100,000 individually or $1.0 million in the aggregate with all other such acquisitions (in the event that Central Parking refuses to consent to any proposed transaction pursuant to this clause (f), Central Parking will not enter into a transaction concerning the subject matter of such proposed transaction);

        (g) except for borrowings under credit facilities or lines of credit existing on September 21, 1998 or incurred to finance permitted expenditures or acquisitions permitted pursuant to clauses (d), (e) or (f) above, Allright will not incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

        (h) to the extent reasonably practicable, Allright will maintain the business organization of Allright and its subsidiaries, the opportunity for Central Parking to retain the services of the present employees of Allright and the goodwill of the customers and others having business relations with Allright;

        (i) Allright will not take any action or fail to take any action that would, or would be reasonably likely to, result in any of Allright's representations and warranties set forth in the Merger Agreement not being true in all material respects;

        (j) Allright will use its reasonable best efforts to comply with all material legal requirements applicable to it and to the conduct of its business;

        (k) after consultation with Arthur Andersen LLP, Allright will not sell, lease, transfer or dispose of any properties not in the ordinary course of business and provided such sale does not, in the reasonable opinion of Arthur Andersen, jeopardize the Merger from being qualified as a pooling of interests transaction; and

        (l) Allright and its subsidiaries will not declare any dividend or make any distribution with respect to their capital stock or partnership interest which is not made to minority interest holders or partners pursuant to existing agreements, or which is not in the ordinary course of business.

In the event Central Parking does not provide a written refusal for Allright to enter into any transaction proposed above within five business days after receiving notification of such proposal (with data reasonably requested by Central Parking to evaluate such proposal), Central Parking shall be deemed to have consented to such proposed transaction, and Allright may enter into any such proposed transaction as if Central Parking had provided its written consent.

Conduct of Business by Central Parking. Central Parking has covenanted and agreed that, except (i) in certain circumstances as previously disclosed in writing to Allright; (ii) with the consent of Allright; or (iii) as contemplated by the Merger Agreement,

        (a) Central Parking will operate in the ordinary course of business consistent with past practice;

        (b) Central Parking will not change the Central Parking Charter or Bylaws or other constituent documents of Central Parking or any subsidiaries;

        (c) Central Parking will not spend more than $20 million individually or $75 million in the aggregate to purchase or otherwise acquire real estate or fixed or capital assets, except for any such asset acquired in connection with normal replacement and maintenance programs properly charged to current operations or pursuant to or as required by existing contractual obligations and except as to the renewal of presently existing leases which are scheduled to expire according to their respective terms;

        (d) Central Parking will not take any action to acquire any business or acquire any equity interest in any person not an affiliate for more than $20 million individually or $75 million in the aggregate with all other such acquisitions (in the event that Allright refuses to consent to any proposed transaction pursuant to this clause (d), Allright shall refrain from entering into a transaction concerning the subject matter of such proposed transaction);

        (e) except for borrowings under credit facilities or lines of credit existing on September 21, 1998 or incurred to finance expenditures or acquisitions permitted pursuant to clauses (c) or (d) above, or pursuant to the transactions contemplated by the Merger Agreement, Central Parking will not incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

        (f) Central Parking will not take any action or fail to take any action that would, or would be reasonably likely to, result in any of Central Parking's and Central Parking Sub's representations and warranties set forth in the Merger Agreement not being true in all material respects;

        (g) Central Parking will use its reasonable best efforts to comply with all material legal requirements applicable to it and to the conduct of its business;

        (h) after consultation with KPMG Peat Marwick LLP, Central Parking will not sell, lease transfer or dispose of any of its properties to the extent such sale may, in the reasonable opinion of KPMG Peat Marwick LLP, jeopardize the Merger from being qualified as a pooling of interests transaction; and

        (i) other than regular quarterly dividends distributed in the normal course of business, Central Parking will not declare, set aside or pay any dividends on (whether in cash, stock or other securities), make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock or the capital stock, partnership interests, membership interests or other equity, as the case may be, of its subsidiaries, or split, combine, issue, authorize for issuance, exchange or reclassify any of its capital stock or issue or authorize the issuance of any other securities, except for (x) issuances of Central Parking Common Stock to a seller or sellers for acquisitions permitted under clause (d) above, (y) upon the exercise of any stock options for Central Parking Common Stock that are, in each case, outstanding as of September 21, 1998 in accordance with their present terms or (z) the issuance of Central Parking Common Stock or Central Parking Options under any plans in the ordinary course of business.

In the event Allright does not provide a written refusal for Central Parking to enter into any transaction above within five business days after receiving notification of such proposal (with data reasonably requested by Allright to evaluate such proposal), Allright shall be deemed to have consented to such proposed transaction (other than transactions pursuant to clause (i) of the above paragraph, for which affirmative consent is necessary) and Central Parking may enter into any such proposed transaction as if Allright had provided written consent.

Special Meetings. Pursuant to the Merger Agreement, Central Parking has agreed to give notice of, convene and hold a meeting of its shareholders in accordance with the Tennessee Business Corporation Act ("TBCA") and the requirements of the NYSE for the purpose of obtaining Central Parking shareholders' approval of the Merger Agreement and the transactions contemplated thereby in accordance with the TBCA and the rules and regulations of the NYSE.

Allright has agreed to either (i) give notice of, convene and hold a meeting of its shareholders in accordance with the DGCL or (ii) obtain an action by written consent, executed by the requisite percentage of Allright shareholders and in accordance with the DGCL, for the purpose of obtaining Allright's shareholders approval in connection with the Merger in accordance with the DGCL.

Investigation; Non-Solicitation. Each of Central Parking and Allright have agreed to afford to one another's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours to its and its respective subsidiaries' properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and each has agreed to use its reasonable best efforts to cause its respective representatives to furnish promptly to one another such additional financial and operating data and other information as to its and its subsidiaries' respective businesses and properties as the other may from time to time reasonably request in writing; provided, however, that nothing requires either Central Parking or Allright or any of their respective subsidiaries to disclose any information to the other if such disclosure would cause competitive harm to such disclosing party (in such party's reasonable judgment) or its affiliates if the transactions contemplated by the Merger Agreement are not consummated, or would be in violation of applicable laws or regulations of any governmental entity; provided further, that notwithstanding the above, Allright has agreed to allow Central Parking and its representatives reasonable access to information concerning, and Allright has agreed to meet with Central Parking and its representatives in connection with, (i) any $50,000 Leases, which are scheduled to expire within six months of the Closing Date, (ii) any $50,000 Lease for which Allright has knowledge (based on reasonable information) that the respective landlord has asserted or has threatened to assert a breach of any consent or assignment provision contained in such lease as a result of the Merger, and (iii) the retention of key management personnel. A representative appointed by Allright shall be present at any meeting between Allright, Allright's subsidiaries or any of their respective employees, directors and officers, on the one hand, and Central Parking, any of Central Parking's subsidiaries or any of their respective employees, directors and officers, on the other hand. Unless otherwise required by law and until the Effective Time, the parties have agreed to hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreements between Central Parking and Allright, dated as of January 30, 1998 and May 19, 1998 (the "Confidentiality Agreements"). AEW and Apollo have agreed to reasonably cooperate, at Central Parking's request and expense, in connection with the retrieval of records or other documentation which AEW and Apollo have in their possession regarding Allright's ability to utilize any net operating loss carry-forwards.

Approvals and Consents; Cooperation; Notification. The parties have agreed to use their respective best efforts, and cooperate with each other, to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers required in order to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger. The parties have agreed to take all actions necessary to file as soon as practicable all notifications, filings and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including, without limitation, under the HSR Act, and to respond as promptly as practicable to any inquiries received from the FTC, the Antitrust Division of the Department of Justice or any other governmental entity for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental entity in connection therewith. The HSR Act filings were made by both Allright and Central Parking on October 8, 1998.

If any divestiture of property or operations at a particular parking facility is necessary in order to terminate the waiting period required by the HSR Act in connection with the Merger, Central Parking and Allright agree to retain a mutually agreeable real estate appraisal firm for the purpose of appraising those facilities or operations which must be divested. In connection therewith, the Equity Purchase Price as set forth above under "-- Conversion of Securities; Merger Consideration" shall be adjusted for any Divestiture Gain or Divestiture Loss. See "-- Conversion of Securities; Merger Consideration."

Central Parking Board of Directors. Promptly after the Effective Time, the Central Parking Board shall be expanded to eleven members. At such time, Apollo and AEW shall each be entitled, in its sole discretion, to designate one individual to the Central Parking Board, who shall serve in accordance with and for the time period specified by the Certificate of Incorporation and Bylaws of Central Parking. Apollo and AEW have indicated that their designees will be William S. Benjamin and Marc L. Davidson, respectively. If at any time Apollo or AEW, with their respective affiliates, individually own, directly or indirectly, less than $50 million worth of outstanding Central Parking Common Stock, Central Parking shall, at the next election of the Central Parking Board, have the right to decrease the number of appointees to the Central Parking Board with respect to such holder. For purposes of the foregoing, the value of the Central Parking Common Stock held by Apollo and AEW, together with their respective affiliates, shall be determined by multiplying the number of shares of Central Parking Common Stock then beneficially owned by such holders by the average of the closing sale prices per share of Central Parking Common Stock on the NYSE for the prior 20 trading days.

Public Announcements. Other than disclosures required by federal securities laws, the parties have agreed to consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger Agreement and the transactions contemplated thereby and will not make any such announcement if the other party thereto shall reasonably object.

Tax Treatment of Merger. It is the intent of the parties that the Merger be treated for federal income tax purposes as a tax-free reorganization pursuant to
Section 368(a) of the Code and that the Merger Agreement shall constitute a "Plan of Reorganization" for purposes of the Code, and the parties have agreed
(i) not to take any actions which would prevent the Merger from qualifying as such a reorganization, (ii) to report the transactions under the Merger Agreement consistent with such treatment and (iii) to take no positions that are contrary thereto unless otherwise required by law.

Expenses; Severance. All out-of-pocket transaction costs and expenses incurred by Central Parking or any of its subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated, shall be paid by Central Parking, and all Covered Transaction Expenses incurred by Allright, any subsidiary, AEW and Apollo in connection with the Merger Agreement and the transactions contemplated thereby, if the Merger is consummated, shall be paid by Allright. If the Merger is not consummated, Allright, its subsidiaries, AEW and Apollo shall be responsible for their own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, if the Merger is not consummated solely by reason of a material breach of this Agreement by Allright, Allright has agreed to pay any and all out-of-pocket transaction costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby of Central Parking and Central Parking Sub up to a maximum of $5 million. If the Merger is not consummated solely by reason of a material breach of the Merger Agreement by Central Parking, Central Parking has agreed to pay any and all out-of-pocket transaction costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby of Allright, any subsidiary, AEW and Apollo up to a maximum of $5 million. Notwithstanding anything to the contrary herein, if the Merger is not consummated as a result of the fact that either KPMG or Arthur Andersen failed to issue a letter concerning the pooling of interests qualification of the Merger, the party whose accountant was unable to deliver its pooling letter as required therein shall pay to the other party an amount of $2.5 million for expenses incurred in connection with the execution of the Merger Agreement; provided, neither party shall be liable for such expenses if it had not breached a representation, warranty or covenant therein. If the Merger is consummated, Central Parking shall be solely responsible for any obligation and payment to be made under any severance agreement, retention agreement, stay-on bonus, non-compete agreement, compensation plan or severance or retention provision of any employment, non-compete or retention agreement which is incurred as a result of the entering into of the Merger Agreement, including but not limited to payments required to be made immediately after the Effective Time pursuant to retention bonus agreements. Allright has agreed to use its reasonable best efforts to cause certain persons to enter into the retention bonus agreements and employment agreements and management continuity agreements with Allright. Central Parking has agreed to cause Allright to enter into such employment agreements and management continuity agreements at such time.

Employment Matters. Central Parking has agreed to honor Allright's existing employee benefit plans, to the same extent that Allright and its subsidiaries would be required to perform them in the event that the Merger was not consummated. Central Parking has agreed to honor, comply with and perform all of the respective terms and all obligations of Allright under any severance agreement, retention agreement or employment agreement previously disclosed to Central Parking. Central Parking has also agreed to provide severance to those employees of Allright who will be terminated after the Closing Date and who do not have severance agreements or severance provisions in any employment agreements in effect with Allright as of the Closing Date on terms not less favorable than it would provide to any of its similarly situated employees. Individuals who are employed by Allright immediately prior to the Closing Date shall remain employees of the surviving corporation immediately following the Closing Date (each such employee, an "Affected Employee"); provided, however, that nothing shall limit or otherwise restrict the ability of the surviving corporation to terminate, lay-off or reduce the work hours with respect to the employment of any Affected Employees following their initial continued employment following the Effective Time. Affected Employees will be given full credit, for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements maintained by Central Parking or the surviving corporation, for such Affected Employees' service with Allright to the same extent recognized by Allright immediately prior to the Closing Date, provided however that the Affected Employees' eligibility to participate in, and benefits under, such plans and arrangements shall otherwise be determined under the terms of such plans. Central Parking has agreed to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Closing Date and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date. For a period of two years immediately following the Closing Date, the coverage and benefits provided to Affected Employees pursuant to employee benefit plans or arrangements maintained by Central Parking or the surviving corporation shall be, in the aggregate, not less favorable than those provided to similarly situated employees of Central Parking and the surviving corporation.

Indemnification, Exculpation and Insurance. Central Parking and Central Parking Sub agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Allright as provided in its certificate of incorporation or bylaws and any indemnification agreements or arrangements of Allright, the existence of which does not cause a breach of the Merger Agreement shall be assumed by Central Parking, shall survive the Merger and shall continue in full force and effect, without amendment, for six years after the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Central Parking has agreed to cooperate in the defense of any such matter. In addition, from and after the Effective Time, directors or officers of Allright who become directors or officers of Central Parking or any subsidiary will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of Central Parking or such subsidiary.

For six years after the Effective Time, Central Parking or the surviving corporation has agreed to maintain in effect Allright's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by such directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate than those of such policy in effect on the date of the signing of the Merger Agreement; provided that Central Parking may substitute policies of Central Parking containing terms no less favorable to such directors or officers or, in the alternative, Central Parking may purchase a "tail" on Allright's existing insurance policy for a term of not less than six years.

NYSE Listing. Central Parking will use best efforts to cause the Central Parking Common Stock issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance as promptly as practicable, and in any event prior to the Closing Date.

Affiliates. Allright and Central Parking have agreed to use their reasonable best efforts to cause all persons who, at the time of the Central Parking Special Meeting, may be deemed to be affiliates of Allright as that term is used under Rule 145 under the Securities Act and who will become the beneficial owners of Central Parking Common Stock pursuant to the Merger, or affiliates of Allright or Central Parking for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board ("APB 16") and applicable Commission rules and regulations, to execute "affiliate letters" in customary form prior to the Effective Time. In addition, Central Parking has agreed to use its reasonable best efforts to publish on the earliest possible date after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of Commission Accounting Series Release No. 135.

Pooling of Interests. Each of Allright and Central Parking have agreed to use reasonable best efforts to cause the transactions contemplated by the Merger Agreement and the Registration Rights Agreement, including the Merger, to be accounted for as a pooling of interests under APB 16 and applicable Commission rules and regulations, and such accounting treatment to be accepted by Central Parking's accountants and by the Commission, and each of Allright and Central Parking agreed not to take any action that would cause such accounting treatment not to be obtained. Any breach by the Central Parking shareholders under the Transaction Support Agreements with respect to certain obligations shall be deemed a breach of the Merger Agreement by Central Parking.

Conveyance Taxes. Allright and Central Parking have agreed to cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by the Merger Agreement that are required or permitted to be filed on or before the Effective Time. Allright has agreed to pay any such taxes or fees imposed by any governmental entity, which become payable in connection with the transactions contemplated by the Merger Agreement, on behalf of the Allright shareholders and Central Parking shareholders.

Registration Rights Agreement. Central Parking has agreed to not amend the Registration Rights Agreement, or agree to give the Central Parking shareholders additional registration rights at any time that AEW or Apollo shall have registration rights under the Registration Rights Agreement, without the prior written consent of AEW and Apollo.

CONDITIONS TO CONSUMMATION OF THE MERGER

Mutual Conditions. The respective obligations of each party to effect the Merger are subject to the satisfaction or, where permissible, waiver of each of the following conditions:

        (a) the Central Parking shareholder approval shall have been obtained;

        (b) none of Allright, Central Parking or Central Parking Sub shall be subject to any order, decree, ruling or other action of a court of competent jurisdiction which restrains, delays or otherwise prohibits the transactions contemplated by this Agreement;

        (c) the registration statement on Form S-4 shall have become effective (reflecting pooling of interests accounting treatment) under the Securities Act prior to the mailing of this Joint Proxy Statement/Prospectus by Central Parking and no stop order or proceedings seeking a stop order shall have been entered or be pending by the Commission;

        (d) the shares of Central Parking Common Stock issuable to the Allright shareholders pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

        (e) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

Central Parking Conditions. The obligations of Central Parking and Central Parking Sub to effect the Merger shall be subject to the following conditions:

        (a) the representations and warranties of Allright set forth in the Merger Agreement shall be true and correct when made and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall be true and correct as of such date), and Allright shall have performed the obligations to be performed by it under the Merger Agreement prior to the Closing Date, except where the failure to be so true and correct, and all failures to perform and comply with such obligations, does not and will not have, in the aggregate, an Allright material adverse effect;

        (b) there shall not have occurred any Allright material adverse effect since the date of the Merger Agreement;

        (c) Central Parking shall have received an officer's certificate evidencing compliance with certain matters;

        (d) Central Parking shall have received an opinion from KPMG Peat Marwick LLP, tax advisor to Central Parking, in form and substance reasonably satisfactory to Central Parking, dated as of the Closing Date, substantially to the effect that, among other things, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a);

        (e) Central Parking shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Allright, in form and substance reasonably satisfactory to Central Parking and its counsel;

        (f) Allright shall have delivered to Central Parking Allright's audited financial statements prepared in accordance with GAAP for the fiscal year ended June 30, 1998;

        (g) Allright shall have provided to Central Parking a letter from Arthur Andersen LLP, stating their belief that Allright qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date, and KPMG Peat Marwick LLP shall have delivered a letter to Central Parking, stating their belief that there are no conditions which exist which would preclude Central Parking from accounting for the Merger as a pooling of interests pursuant to APB 16; and

        (h) AEW and Apollo shall have executed and delivered to Central Parking the Noncompetition Agreement.

Allright Conditions. The obligations of Allright to effect the Merger shall be subject to the following conditions:

        (a) the representations and warranties of Central Parking and Central Parking Sub set forth in the Merger Agreement shall be true and correct when made and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall be true and correct as of such date), and Central Parking and Central Parking Sub shall have performed the obligations to be performed by each under the Merger Agreement prior to the Closing Date, except where the failure to be so true and correct, and all failures to perform and comply with such obligations, does not and will not have, in the aggregate, a Central Parking material adverse effect;

        (b) there shall not have occurred any Central Parking material adverse effect since the date of the Merger Agreement;

        (c) Allright shall have received an officer's certificate evidencing compliance with certain matters;

        (d) Allright shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Allright, in form and substance reasonably satisfactory to Allright, dated as of the Closing Date, substantially to the effect that, among other things, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

        (e) Allright shall have received an opinion from Harwell, Howard, Hyne, Gabbert & Manner, P.C., counsel to Central Parking, in form and substance reasonably satisfactory to Allright and its counsel; and

        (f) Central Parking shall have provided to Allright a letter from KPMG Peat Marwick LLP, stating their belief that no condition exists which would preclude Central Parking from accounting for the Merger as a pooling of interests pursuant to APB 16, and Arthur Andersen LLP shall have delivered a letter to Allright, stating their belief that Allright qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date.

TERMINATION; NON-CONSUMMATION

The Merger Agreement may be terminated at any time prior to the Effective Time:
(a) by mutual agreement of all of the parties thereto; (b) by Allright or Central Parking upon notice given to the other in the event that the other shall, contrary to the terms of the Merger Agreement, fail or refuse to consummate the transactions contemplated thereby or to take any other action referred to therein necessary to consummate the transactions contemplated thereby, after affording such defaulting party a thirty-day period after notice in which to cure; (c) by Allright or Central Parking upon notice given to the other if the Closing shall not have taken place on or before January 19, 1999 (which will be extended to February 8, 1999 if the Registration Statement is not declared effective by January 19, 1999 solely because of Allright's failure to deliver its June 30, 1998 audited financial statements by September 30, 1998) or such later date as Allright and Central Parking shall have agreed; provided that the failure of the Closing to occur on or before such date is not the result of the breach of the covenants, agreements, representations or warranties hereunder of the party seeking such termination, and provided further that if the Closing has not taken place due solely to the fact that the waiting period under the HSR Act shall not have expired or been terminated, the period referred to above may be extended at the option of either Allright or Central Parking for an additional 60 days; or (d) by Allright or Central Parking upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final permanent order, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement.

EFFECT OF TERMINATION; NON-COMPETITION

In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become wholly void and of no further force and effect and, other than in the event of a termination for certain breaches of the Merger Agreement, there shall be no liability on the part of any of the parties hereto (with certain exceptions), or their respective officers or directors. In the event of the termination of the Merger Agreement arising from certain breaches of the Merger Agreement, the terminating party shall be indemnified by the other party for any or all damages, costs and expenses sustained or incurred as a result of such termination. The obligations of the parties to the Merger Agreement under certain sections of the Merger Agreement survive any termination. The terms of the Confidentiality Agree-ments shall survive according to the terms contained therein, notwithstanding the termination of the Merger Agreement.

Central Parking has agreed to not use any of the information obtained with respect to Allright or any landlord of a property leased or managed by Allright to compete, directly or indirectly, with Allright, whether with respect to customers, suppliers, employees or with regard to pricing, distribution or otherwise at any time after the date of the signing of the Merger Agreement until the Effective Time. In addition, for a period of time as set forth below, Central Parking has agreed to refrain from, directly and indirectly, making any offer or proposal, or seeking or soliciting the opportunity, or responding to any solicitation, or entering into any agreement to, operate, acquire, lease or manage any parking facility which Allright operated, owned, leased or managed, or is subject to a binding agreement (provided, in the case of a parking facility subject to a binding agreement, only if such binding agreement was disclosed to Central Parking) to do any of the foregoing, as of the date of the Merger Agreement or the date of termination of the Merger Agreement, or encouraging any owner, lessor, partner or customer with respect to such parking facility to terminate or otherwise adversely modify its business relationship with Allright in any matter whatsoever. In addition, for the time period set forth below, Central Parking has agreed to refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with Allright who was employed by Allright either on the date of the Merger Agreement or on the date of termination of the Merger Agreement. For the purposes above, in the event the Merger is not consummated because the condition concerning the bring-down by Allright of representations and warranties not being satisfied or the existence of a Allright material adverse effect, or upon a material breach of the Merger Agreement by Central Parking, the restrictions on Central Parking's ability to conduct the above activities shall be for a period of three years, and if the Merger is not consummated for any other reason, such restrictions shall be in effect for a period of eighteen months.

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

The representations, warranties and covenants of each of Allright, Central Parking and Central Parking Sub made in the Merger Agreement shall survive until the first anniversary of the Closing Date (the "Indemnity Period"), except for certain representations and warranties made in connection with Allright's financial statements and certain environmental matters, which shall not survive. Generally, the representations, warranties and covenants shall not survive any termination of the Merger Agreement. The parties intended to shorten the statute of limitations and agreed that no claims or causes of action may be brought against each of AEW, Apollo, Allright, Central Parking and Central Parking Sub or any of its directors, officers, employees, affiliates, controlling persons, agents or representatives based upon, directly or indirectly, any of the representations, warranties or agreements contained in the Merger Agreement after the Indemnity Period or, except as described in "-- Effect of Termination; Noncompetition," any termination of the Merger Agreement.

From and after the Closing Date, AEW and Apollo have severally agreed to indemnify and hold harmless, subject to the terms and conditions of the Merger Agreement, Central Parking, the surviving corporation and their respective directors, officers, employees, affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the "Central Parking Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, but excluding any such claims, losses or damages related to certain breaches of representations and warranties concerning Allright's financial statements and certain environmental matters) (collectively, "Central Parking Damages") asserted against or incurred by any Central Parking Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in the Merger Agreement, when made and as of the Closing Date as though such representation or warranty was made as of the Closing Date. Notwithstanding the foregoing, AEW and Apollo shall not be liable for any breaches of representations and warranties resulting in Central Parking Damages if Central Parking or its representatives had knowledge of such breaches (based on reasonable information) on the Closing Date. The obligations of AEW and Apollo to indemnify the Central Parking Indemnitees with respect to a breach of a representation, warranty or covenant contained in the Merger Agreement, excluding breaches of certain representations and warranties concerning Allright's financial statements and certain environmental matters, are subject to the following limitations: (a) no indemnification shall be made by AEW or Apollo unless the aggregate amount of Central Parking Damages exceeds $4 million, and then only for the amount by which the Central Parking Damages exceed $4 million, and each of Apollo and AEW shall be liable for 50% of all Central Parking Damages in excess of $4 million, in the aggregate, and not exceeding $34 million, in the aggregate; provided, however, that AEW or Apollo shall not be liable for the obligations of the other; and (b) AEW and Apollo shall be obligated to indemnify the Central Parking Indemnitees only for those claims giving rise to Central Parking Damages as to which the Central Parking Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Indemnity Period.

From and after the Closing Date, Central Parking has agreed to indemnify and hold harmless the shareholders of Allright as of the Closing Date (and, in the case where such shareholders are not natural persons, their respective directors, officers, employees, affiliates, controlling persons, agents and representatives) and their permitted successors and assigns (collectively, the "Allright Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "Allright Damages") asserted against or incurred by any Allright Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in the Merger Agreement, when made and as of the Closing Date as though such representation or warranty was made as of the Closing Date. Notwithstanding the foregoing, Central Parking shall not be liable for any breaches of representations and warranties resulting in Allright Damages if Allright had knowledge of such breaches (based on reasonable information) on the Closing Date. The obligations of Central Parking to indemnify the Allright Indemnitees with respect to a breach of a representation or warranty contained in the Merger Agreement are subject to the following limitations: (a) no indemnification shall be made by Central Parking unless the aggregate amount of Allright Damages exceeds $4 million, and then only for the amount by which the Allright Damages exceed $4 million and do not exceed $34 million, in the aggregate; and (b) Central Parking shall be obligated to indemnify the Allright Indemnitees only for those claims giving rise to Allright Damages as to which the Allright Indemnitees have given Central Parking written notice thereof prior to the end of the Indemnity Period.

From and after the Closing Date, AEW and Apollo have agreed to indemnify and hold harmless the Central Parking Indemnitees from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, but excluding the Central Parking Damages) (collectively, the "Environmental Damages" and, together with the Central Parking Damages, the "Damages") asserted against or incurred by any Central Parking Indemnitee solely with respect to those matters contained in the report of Law Engineering & Environmental Services, Inc., dated July 19, 1996 (the "Law Report"). The obligations of AEW and Apollo to indemnify for these environmental matters terminate upon the thirty month anniversary of the Closing Date (the "Environmental Indemnity Period"). The obligations of AEW and Apollo to indemnify the Central Parking Indemnitees pursuant to this paragraph are subject to the following limitations: (a) with respect to each individual property, each of Apollo and AEW shall be liable up to a maximum of 25% of all Environmental Damages (the remaining 50% shall be the sole liability and responsibility of Central Parking) described in the Law Report under the column entitled "nominal cost" for that property, and in no event shall either be liable for over $5 million, in the aggregate, for all properties, and in no event shall AEW or Apollo be liable for the obligations of the other or Central Parking hereunder; (b) AEW and Apollo shall be obligated to indemnify the Central Parking Indemnitees only for those claims giving rise to Environmental Damages as to which the Central Parking Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Environmental Indemnity Period; and (c) no indemnification shall be made by AEW or Apollo for environmental clean up costs incurred with respect to a particular property to the extent such clean up costs are not (i) required to be incurred by the Central Parking Indemnitees by a federal, state or local governmental or regulatory agency or (ii) incurred by the Central Parking Indemnities in connection with the sale or refinancing of such property to the extent required by the buyer or the lender thereto, as the case may be.

All obligations for indemnification incurred by each of the indemnifying party or parties, as the case may be, may be satisfied, by the payment of Central Parking Common Stock in lieu of cash, provided, however, that Central Parking shall satisfy any such obligation only through a payment of Central Parking Common Stock to the extent required in order to qualify the Merger as a pooling of interests transaction under APB 16. The value of a share of Central Parking Common Stock delivered in lieu of cash shall be equal to the closing sale price per share of Central Parking Common Stock on the NYSE on the Closing Date. In addition, the amount of Damages and Allright Damages shall be net of (i) any amounts recovered by the appropriate indemnitee under insurance policies, (ii) any balance sheet reserves to the extent accounted for on the balance sheet delivered in connection with the Working Capital Adjustment, and (iii) any amounts recovered by the appropriate indemnitee pursuant to third party indemnification agreements. The indemnitee must first seek recovery from such insurance carrier or third party prior to seeking indemnification from an indemnifying party. In addition, the indemnitee shall not adversely modify, reduce coverage or terminate any existing insurance policy or third party indemnification agreement prior to the expiration of the Indemnity Period or the Environmental Indemnity Period, as applicable.

Subject to the terms and conditions set forth herein, AEW, Apollo and Central Parking have agreed, with respect to an affiliated partnership (the "Partnership"), of which an Allright subsidiary is a partner, that if the other partners of the Partnership shall assert the right (the "Purchase Claim") to purchase the entire interest of the Allright subsidiary which is a partner (the "Allright Partner") in the Partnership, then Central Parking, AEW and Apollo shall jointly make determinations regarding the defense or other disposition of the Purchase

Claim, including the terms of any disposition of the Allright Partner pursuant to the Purchase Claim, and shall share in any Purchase Claim Costs (as defined below) as follows: (i) each of AEW and Apollo shall be liable for 25% of the first $4 million in Purchase Claim Costs up to a maximum obligation by each of $1 million, and (ii) Central Parking shall be liable for 50% of the first $4 million in Purchase Claim Costs and 100% of any Purchase Claim Costs beyond $4 million. "Purchase Claim Costs" includes the difference, if any, between approximately $2.3 million and the purchase price paid by such remaining partner for the entire interest of the Allright Partner, determined in accordance with the provisions of the Partnership Agreement of the Partnership plus any documented out-of-pocket costs of Central Parking, AEW and Apollo in responding to the Purchase Claim. Purchase Claim Costs shall not constitute Central Parking Damages for any purposes under the Merger Agreement.

MISCELLANEOUS

Amendment. The Merger Agreement and schedules may be amended by the parties, but only by an instrument or instruments in writing signed and delivered on behalf of each of the parties.

Extension; Waiver. At any time prior to the Closing Date, any party to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of any of the other parties, (b) waive any inaccuracy in the representations and warranties of any of the other parties contained in the Merger Agreement, any schedule or in any document delivered pursuant thereto, and (c) waive compliance with any of the agreements or conditions of any of the other parties. Any agreement by a party to any such extension or waiver shall be valid if in writing signed and delivered on behalf of such party.

                         REGISTRATION RIGHTS AGREEMENT

The following summary of the material provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as an Exhibit to the Form S-4 and is incorporated herein by reference. Holders of Central Parking Common Stock and Allright Common Stock are urged to read the Registration Rights Agreement carefully. Capitalized terms used in this section but not defined in this Joint Proxy Statement/Prospectus shall have the meanings attributed to them in the Registration Rights Agreement.

REGISTRABLE SECURITIES

The securities entitled to the benefits of the Registration Rights Agreement are, collectively, (i) the shares of Central Parking Common Stock issued to the holders of Allright Common Stock in connection with the Merger or pursuant to options or warrants to purchase Allright Common Stock, subject to certain adjustments described in the Registration Rights Agreement, and (ii) that number of shares of Central Parking Common Stock that, when ultimately disposed of by the Carell Holders in one or more transactions after the date of the Registration Rights Agreement, will yield gross proceeds to the Carell Holders of $250 million (excluding transfers by the Carell Holders required by the Transaction Support Agreement by and among Monroe J. Carell, Jr., Central Parking, Apollo, AEW (the "Exempted Transfers")) (the "Registrable Securities").

THE INITIAL UNDERWRITING

At any time after the date that Central Parking initially publishes financial results reflecting the first thirty days of combined operations of Central Parking and Allright after consummation of the Merger (the "Publication Date"), and before the date nine months following the Publication Date (the "Initial Underwriting Notice Period"), the Carell Holders, or holders of Allright Common Stock who receive Central Parking Common Stock in the Merger (the "Allright Holders" and, together with the Carell Holders, the "Holders") owning at least 80% of the Registrable Securities then owned by all the Allright Holders, shall have the right to demand by written notice (an "Initial Underwriting Notice") Central Parking to use its reasonable best efforts to register under the Securities Act up to the Initial Underwriting Amount (as defined below) for such Holder or Holders of Registrable Securities for resale by such Holder or Holders in an Underwritten Offering (the "Initial Underwriting"). All Holders not initially demanding the Initial Underwriting may still participate in the Initial Underwriting by complying with certain provisions contained in the Registration Rights Agreement. All rights to demand the Initial Underwriting shall expire immediately after an Initial Underwriting Notice is properly delivered to Central Parking, but shall be subject to certain reinstatement provisions contained in the Registration Rights Agreement.

The Registrable Securities to be sold in the Initial Underwriting (including pursuant to any underwriters' overallotment option) shall be allocated among the various Holders participating in the Initial Underwriting up to but not exceeding their respective Initial Underwriting Amounts in the following order of priority: (A) subject to pro rata reduction to the extent that any allocations are made pursuant to clause (C), each of Apollo and AEW shall be entitled to receive (1) 50% of the first $100 million in gross proceeds (or, if only one of them is participating, 100% of such gross proceeds), (2) 0% of the next $50 million in gross proceeds, (3) 33 1/3% of the next $150 million in gross proceeds (or, if only one of them is participating, 66 2/3% of such gross proceeds), and (4) 50% of the next $50 million in gross proceeds (or, if only one of them is participating, 100% of such gross proceeds); (B) the Carell Holders shall be entitled to receive (1) 0% of the first $100 million in gross proceeds, (2) 100% of the next $50 million in gross proceeds, (3) 33 1/3% of the next $150 million in gross proceeds, and (4) 0% of the next $50 million in gross proceeds; and (C) any Allright Holders other than Apollo or AEW shall be entitled to receive a percentage of the gross proceeds allocated to Apollo and AEW under the Registration Rights Agreement equal to the percentage represented by the number of Registrable Securities then held by such Allright Holder divided by the number of Registrable Securities then held by all Allright Holders participating in the Initial Underwriting. In the event that there shall be gross proceeds in excess of $350 million and Central Parking shall determine not to allocate such excess to shares of Central Parking Common Stock to be sold by Central Parking, the Holders shall be allocated additional Registrable Securities to be sold in proportion to their holding of all remaining Registrable Securities.

"Initial Underwriting Amount" means (i) in the case of either Apollo or AEW, $125 million (or such lesser amount, to the extent that other Allright Holders participate in an Underwritten Offering which closes before the Initial Liquidity Date (as defined below), or AEW and Apollo elect to distribute Registrable Securities to Cheslock Bakker before the Initial Liquidity Date),
(ii) in the case of the Carell Holders, $100 million, and (iii) in the case of any other Holders, the product of (x) the amount of Registrable Securities received by such Holder at the Closing multiplied by (y) a fraction, the numerator of which is the amount of Registrable Securities the Underwriters' representative of the Initial Underwriting believes, at the time the Initial Underwriting Notice is delivered to Central Parking must be sold to yield gross proceeds of $125 million to Apollo (or, in the event that the Initial Underwriting Notice is not delivered to Central Parking by the end of the Initial Underwriting Notice Period, the amount of Registrable Securities that would be need to be sold, based on the Market Value (as defined below) per share of Central Parking Common Stock on the day before the last day of the Initial Underwriting Notice Period, to yield gross proceeds of $125 million), and the denominator of which is the amount of Registrable Securities received by Apollo at the Closing.

"Initial Liquidity Date" means the earliest date on which each of Apollo, AEW and the Carell Holders shall have received gross proceeds from the sale of Registrable Securities following the date of the Registration Rights Agreement at least equal to their respecting Initial Underwriting Amounts.

"Market Value" means the average, rounded to the nearest cent ($0.01), of the closing price per share of Central Parking Common Stock on the NYSE for the twenty (20) consecutive trading days ending on the trading day immediately preceding the date in question.

SHELF REGISTRATION

Central Parking has agreed to use its reasonable best efforts to promptly process, file and cause to become effective a Registration Statement on Form S-3 (the "Shelf") to cover resales of Registrable Securities, the initial filing to be made not later than 30 days before the Shelf Registration Date (as defined below) in the event that the Initial Underwriting is consummated or 30 days after the Shelf Registration Date in the event that the Initial Underwriting Notice is not given or the Initial Underwriting is abandoned. Each Allright Holder which owns, on the date of the initial filing of the Shelf (the "Initial Filing Date"), Registrable Securities (each such Holder, an "Eligible Holder") shall have the right to resell such Registrable Securities under the Shelf until the date that such Eligible Holder sells all of such Registrable Securities, whether or not under the Shelf (such Holder's "Termination Date"). The Carell Holders shall have the right to resell that amount of Registrable Securities under the Shelf which has an aggregate Market Value, on the Initial Filing Date, of (a) $150 million, plus (b) the Initial Underwriting Amount of the Carell Holders, less (c) the gross proceeds received by the Carell Holders in all sales of Registrable Securities before the Initial Filing Date (excluding gross proceeds received in the Exempted Transfers). The Carell Holders shall lose their right to sell under the Shelf once they have sold, in one or more transactions occurring after the Initial Filing Date, whether under the Shelf or otherwise, at least that amount of shares of Central Parking Common Stock equal to the amount of Registrable Securities of the Carell Holders registered under the Shelf (the Carell Holders' "Termination Date"). Central Parking has agreed to use its reasonable best efforts to keep the Shelf continuously effective and usable for resale of Registrable Securities until all Eligible Holders lose their rights to resell Registrable Securities under the Shelf.

Central Parking has agreed to include within the method of distribution for the Shelf the possible distribution by the Allright Holders to their respective investors of the Registrable Securities held by them. An Allright Holder may distribute Registrable Securities to such investors before it receives gross proceeds from or sells Registrable Securities equal to at least the Initial Underwriting Amount, however, but may not transfer to its investors any registration rights granted under the Registration Rights Agreement when distributing Registrable Securities to such investors, unless Central Parking has failed to cause the Shelf to become effective within 45 days after the Shelf Registration Date.

In the event that an Allright Holder shall have received gross proceeds of at least its Initial Underwriting Amount, or sold that amount of Registrable Securities equal to at least its Initial Underwriting Amount, with respect to one or more sales of Registrable Securities, it shall be restricted from reselling Registrable Securities under the Shelf until the Carell Holders shall have received gross proceeds of at least $100 million in one or more sales of Registrable Securities, whether under the Shelf or otherwise, after the date of the Registration Rights Agreement. In the event that the Carell Holders shall have received gross proceeds of at least $100 million with respect to one or more sales of Registrable Securities, whether under the Shelf or otherwise, they shall be restricted from reselling Registrable Securities under the Shelf until each of Apollo and AEW shall have received gross proceeds of at least its Initial Underwriting Amount in one or more sales of Registrable Securities, whether under the Shelf or otherwise, after the Closing. The foregoing restrictions shall not, however, restrict the ability of any Holder to distribute Registrable Securities to its investors.

Central Parking has the right, at any time after the Allright Holders, collectively, own less than 7% of all the Registrable Securities received by the Allright Holders in the Merger, to terminate the Shelf and promptly process and file, and use its reasonable best efforts to cause to become effective, a Registration Statement on Form S-3 (the "Second Shelf") to cover resales of all Registrable Securities then registered for resale under the Shelf, as well as other shares of Central Parking Common Stock, and any other securities of Central Parking, that Central Parking desires to register for resale at such time. Central Parking has agreed that it will cause the Second Shelf to remain effective at least up to the date until which Central Parking would, under the terms of the Registration Rights Agreement, be required to maintain the effectiveness of the Shelf. Central Parking has further agreed that the Holders shall not have any restrictions on their ability to resell Registrable Securities under the Second Shelf which are greater than the restrictions on their ability to resell Registrable Securities under the Shelf.

"Shelf Registration Date" means (i) in the event that the Initial Underwriting is consummated, the date set forth in the underwriting agreement for the Initial Underwriting as the first day after the closing of the Initial Underwriting that Central Parking, Apollo, AEW and the Carell Holders will be allowed to effect open market sales of shares of Central Parking Common Stock without the consent of the Underwriters' representative, (ii) in the event that the Initial Underwriting Notice is not given prior to the date nine months following the Publication Date, such date or (iii) in the event that the Initial Underwriting Notice is given but the Initial Underwriting is abandoned with the concurrence of Apollo, AEW and the Carell Holders, the date of such abandonment.

THE EXTRA UNDERWRITING

In the event that, as of the date of the giving of the Extra Underwriting Notice referred to below, either Apollo or AEW shall have failed to receive gross proceeds of at least its Initial Underwriting Amount from selling Registrable Securities or the Carell Holders shall have failed to receive gross proceeds of at least $100 million from selling Registrable Securities, each of (A) AEW and/or Apollo, if AEW and/or Apollo shall have failed to receive such gross proceeds, together with all other Allright Holders who have failed to sell that amount of Registrable Securities equal to at least their respective Initial Underwriting Amounts, by agreement of Allright Holders owning at least 60% of the Registrable Securities then owned by all the Allright Holders, (B) and the Carell Holders, if they have failed to receive gross proceeds of at least their Initial Underwriting Amount, shall have the right, at any time commencing on the Shelf Registration Date and ending on the twelve month anniversary of the Shelf Registration Date (the "Extra Underwriting Notice Period"), to demand (a "Demand Right"), by written notice (an "Extra Underwriting Notice"), Central Parking to use its reasonable best efforts to register under the Securities Act up to the Initial Underwriting Amount of such Holder or Holders, less the amount of gross proceeds received by, or the amount of Registrable Securities sold by, such Holder or Holders in any sales of Registrable Securities after the Shelf Registration Date, for resale by such Holder or Holders in an Underwritten Offering (the "Extra Underwriting"). All other Holders who then shall have failed to receive gross proceeds of at least their respective Initial Underwriting Amounts, or to sell that amount of Registrable Securities equal to at least their respective Initial Underwriting Amounts, may participate in the Extra Underwriting by complying with certain provisions of the Registration Rights Agreement. All Demand Rights shall expire immediately after an Extra Underwriting Notice is properly delivered to Central Parking, but shall be subject to certain reinstatement provisions contained in the Registration Rights Agreement.

The Registrable Securities to be sold in the Extra Underwriting (including pursuant to any underwriters' overallotment option) shall be allocated among the various Holders participating in the Extra Underwriting up to but not exceeding their respective Initial Underwriting Amounts in the same order of priority as established for the Initial Underwriting (except that the Initial Underwriting Amount for each Holder shall be reduced to the extent such Holder sold Registrable Securities after the date of the Registration Rights Agreement and before the Extra Underwriting).

In the event that one or more Holders exercises its right to demand a Demand Right, then each Eligible Holder (including the Holder or Holders exercising such Demand Right and regardless of whether or not such Eligible Holder elects to participate in the Extra Underwriting related to such Company Notice) may not sell any Registrable Securities under the Shelf at any time after 30 days after receiving such Company Notice and before the Extra Underwriting End Date. The above restrictions shall not, however, restrict the ability of any Holder to distribute Registrable Securities to its investors.

INCIDENTAL REGISTRATION

If at any time after Central Parking proposes to register any Central Parking Common Stock under the Securities Act (other than in connection with any acquisition or business combination transaction and other than in connection with stock options and employee benefit plans and compensation) either in connection with a primary offering for cash for the account of Central Parking, a secondary offering or a combined primary and secondary offering, Central Parking shall provide all Holders with the opportunity to register for resale Registrable Securities held by such Holders.

UNDERWRITER LIMITATIONS

If, in connection with an underwritten offering other than the Initial Underwriting or the Extra Underwriting, the Underwriters' representative of the offering registered thereon shall inform Central Parking in writing that in its opinion there is a Maximum Number (as defined below) of shares of Central Parking Common Stock that may be successfully included therein; then (a) in the event such Registration Statement relates to an offering initiated by Central Parking of Central Parking Common Stock being offered for the account of Central Parking, Central Parking may include in such registration the number of shares it proposes to offer and, if such number is less than the Maximum Number, then the number of shares of Central Parking Common Stock requested to be included in such registration by any person other than Central Parking may be reduced, pro rata in proportion to the number of shares of Central Parking Common Stock owned by such persons requesting to participate in such offering, to the extent necessary to reduce the respective total number of shares of Central Parking Common Stock requested to be included in such offering to the Maximum Number, and (b) in the event such a Registration Statement is initiated by any person other than Central Parking or a Holder, such person shall have the right, in its sole discretion, to include in such registration the number of shares of Central Parking Common Stock it proposes to offer and, if such number is less than the Maximum Number, then the number of shares of Central Parking Common Stock requested to be included by any other person may be reduced pro rata in proportion to the number of shares of Central Parking Common Stock owned by such person, to the extent necessary to reduce the respective total number of shares of Common Stock requested to be included in such offering to the Maximum Number.

Notwithstanding the foregoing, in the event that Central Parking decides to conduct an underwritten offering other than the Initial Underwriting and the Extra Underwriting, and at such time any of Apollo, AEW or the Carell Holders shall have failed to receive gross proceeds from the sale of Registrable Securities since the date of the Registration Rights Agreement at least equal to at least their respective Initial Underwriting Amounts, and if the Underwriters' representative of such Underwritten Offering shall inform Central Parking in writing that in its opinion there is a Maximum Number of shares of Central Parking Common Stock that may be successfully included therein beyond the number of shares to be sold by Central Parking, then each of the above Holders who shall have so failed to receive such gross proceeds, and all other Holders who shall have failed to sell that amount of Registrable Securities equal to their respective Initial Underwriting Amounts, may include in such registration that number of Registrable Securities which, in the opinion of the

Underwriters' Representative, when sold would yield gross proceeds sufficient to bring each such Holder's gross proceeds from the sale of Registrable Securities after the date of the Registration Rights Agreement to such Holder's Initial Underwriting Amount, or would allow each such Holder to sell an amount of Registrable Securities which would bring each such Holder's amount of Registrable Securities sold to its Initial Underwriting Amount. To the extent that the Maximum Number is insufficient to accomplish the foregoing, the Registrable Securities to be sold in such Underwritten Offering (including pursuant to any underwriters' overallotment option) shall be allocated among the various Holders participating in such Underwritten Offering up to but not exceeding their respective Initial Underwriting Amounts in the same order of priority established for the Initial Underwriting.

Any reduction of the shares of Central Parking Common Stock requested by a Person to be included in any Registration Statement pursuant to the Registration Rights Agreement shall be limited to the extent such reduction would place Central Parking in breach of any of its contractual obligations existing as of the date of the Registration Rights Agreement.

"Maximum Number" when used in connection with an underwritten offering, shall mean the number of shares of Central Parking Common Stock that the Underwriters' representative has informed Central Parking may be included as part of such offering without materially and adversely affecting the success or pricing of such offering.

CENTRAL PARKING LIMITATIONS

Central Parking has agreed that, until the earlier to occur of the Extra Underwriting End Date (as defined below) and the Initial Liquidity Date, it will not (i) sell any shares of Central Parking Common Stock other than (A) pursuant to the Merger, (B) to the Carell Holders, to the extent the issuance of such shares of Central Parking Common Stock is required by the Merger Agreement, (C) pursuant to mergers, acquisitions and purchases involving Central Parking and/or its affiliates whereby Central Parking issues shares of Central Parking Common Stock which are not registered under the Securities Act and which either (1) have an aggregate value of more than $10 million (where the value of a share of Central Parking Common Stock issued pursuant to a given transaction is determined based on the closing price per share of Central Parking Common Stock on the trading day immediately preceding the date on which such transaction occurred), or (2) are not transferable by the holders thereof for at least two years from the respective dates of issuance, or (D) upon exercise of options or conversion of other securities outstanding as of the date of the Registration Rights Agreement, or options or other securities issued to employees, officers and directors after the date of the Registration Rights Agreement in the ordinary course of business consistent with past practice, with or without registration under the Securities Act, without first providing for the sale of Registrable Securities as contemplated by the Registration Rights Agreement,
(ii) permit any underwritten offering, not for the account of Central Parking, involving the sale of shares of Central Parking Common Stock other than the Initial Underwriting, the Extra Underwriting, the shelf registration statement filed by Central Parking on Form S-3 on June 1, 1998, as such registration statement may be amended from time to time, and any underwritten offering required by the Kinney Registration Rights (as defined below), (iii) grant to any Holder, or any person included within the Carell Holders, registration rights not provided for in the Registration Rights Agreement, or waive any conditions in the Registration Rights Agreement with respect to any Holder, or any Person included within the Carell Holders, without waiving such conditions with respect to all other Holders, (iv) otherwise facilitate a sale by any person with the Holders of shares of Central Parking

Common Stock, (v) grant registration rights to any person which would permit such person to participate in the Initial Underwriting, the Shelf or the Extra Underwriting, or to have such person's shares of Central Parking Common Stock registered for resale, prior to the Initial Liquidity Date, or (vi) grant to any person registration rights that contemplate Underwritten Offerings which preclude the exercise of the customary "piggyback" rights granted to certain Holders under the Registration Rights Agreement.

Furthermore, during the period of time beginning on the date of the Registration Rights Agreement and ending on the Shelf Registration Date, or, in the event that the Underwriters' representative of the Initial Underwriting provides Central Parking with its written consent to a plan by Central Parking to conduct an underwritten offering, or an offering of unregistered securities to a purchaser of purchasers for reoffering to select investors (collectively, "Offerings"), of Preferred Stock or Convertible Securities (as defined below) during the Lockout Period (as hereinafter defined) related to the Initial Underwriting, ending on the closing of the Initial Underwriting, Central Parking may not sell any shares of Preferred Stock or Convertible Securities, and during the period of time beginning on the day after the Shelf Registration Date and ending on the earlier to occur of the Extra Underwriting End Date and the Initial Liquidity Date, Central Parking may not sell shares of Preferred Stock and/or Convertible Securities if, after consummation of such sale, the aggregate market value of the Preferred Stock and/or Convertible Securities outstanding (as calculated on the day such transaction is completed) is greater than the lesser of (a) 20% of the aggregate market value of all outstanding equity securities, Preferred Stock and Convertible Securities of Central Parking, and the book value of all outstanding loan obligations and debt instruments of Central Parking (excluding any Convertible Securities) (as calculated on the day such transaction is completed), and (b) 50% of the market value (calculated as of the day such transaction is completed) of the outstanding shares of Central Parking Common Stock held by any shareholders of Central Parking other than the Carell Holders, directors and executive officers of Central Parking, and all other shareholders of Central Parking who then beneficially own at least 5% of the outstanding shares of Central Parking Common Stock. All Holders who shall have then failed to receive gross proceeds of at least their respective Initial Underwriting Amounts, or to sell that amount of Registrable Securities equal to at least their respective Initial Underwriting Amounts, may participate in such Offering by complying with certain provisions of the Registration Rights Agreement. In the event that one or more Holders elects to participate in an Offering, Central Parking has agreed to include the offering of Registrable Securities by such Holder or Holders in any "roadshow" marketing efforts conducted by Central Parking in connection with such Offering. In the event, and only in the event, that a Holder sells Registrable Securities in such an Offering, such Holder shall be subject to restrictions on its ability to sell shares of Central Parking Common Stock, to the extent that the Underwriters' Representative, or, in the event such an Offering is not conducted on a "firm commitment" underwritten basis, the substantial equivalent of an Underwriters' representative (the "Lead Purchaser"), asks participating sellers to refrain from selling shares of Central Parking Common Stock during a Lockout Period.

In the event that Holders participate in an Offering of Convertible Securities or Preferred Stock, then the Extra Underwriting Notice Period shall be deemed not to continue to run during that period of time beginning on the first date that a Holder or Holders notifies Central Parking of its or their desire to participate in such Offering, and ending on the date that the Underwriters' representative or the Lead Purchaser of such Offering selects as the first day that the participating sellers may sell shares of Central Parking Common Stock after the closing of such Offering, or, in the event that such Offering is not consummated, on the date such Offering is abandoned (an "Offering End Date"). Such extension of the Extra Underwriting Notice Period shall only be deemed to occur, however, in the event that an Offering End Date occurs before the Initial Liquidity Date. Participation in an Offering of Convertible Securities or Preferred Stock by one or more Holders shall not be deemed to be an exercise of a Demand Right or a right to demand the Initial Underwriting.

"Extra Underwriting End Date" means (i) in the event that the Extra Underwriting is consummated, the date set forth in the underwriting agreement for the Extra Underwriting as the first day after the closing of the Extra Underwriting that Central Parking, Apollo, AEW and the Carell Holders will be allowed to effect open market sales of shares of Central Parking Common Stock without the consent of the Underwriters' Representative, (ii) in the event that the Extra Underwriting Notice is not given prior to the date one year following the Shelf Registration Date, such date or (iii) in the event that the Extra Underwriting Notice is given but the Extra Underwriting is abandoned with the concurrence of Apollo, AEW and the Carell Holders, the date of such abandonment.

"Kinney Registration Rights" means the registration rights provided for in the registration rights agreement, dated February 12, 1998, by and among Central Parking, Lewis Katz and Saul Schwartz (the "Kinney Holders").

"Convertible Securities" means any securities of Central Parking or any affiliates thereof which are convertible into, or exchangeable for, shares of common stock or common stock equivalents (excluding options and warrants which are issued to employees, officers and directors in the ordinary course of business consistent with past practice), the terms of which satisfy the following conditions: (a) the per share price for converting such convertible securities into, or exchanging such convertible securities for, shares of Central Parking Common Stock must be at least 18% higher than the market price per share of Central Parking Common Stock on the day before the issuance of such convertible securities, (b) such convertible securities must not be convertible into shares of Central Parking Common Stock at any time before the three year anniversary of the issuance of such convertible securities, except with respect to earlier conversions related to extraordinary transactions in accordance with market practices, (c) such convertible securities must not, by their terms, place any restrictions on the ability of Central Parking to satisfy its obligations under the Registration Rights Agreement, or in any manner that will adversely impact the ability of any of the Holders to exercise the rights granted to them thereunder, and (d) the terms and provisions of such convertible securities must be consistent with customary market practices.

PRICING DETERMINATIONS

The Carell Holders and representatives of the Allright Holders electing to participate in the Initial Underwriting and/or the Extra Underwriting (such representatives to be selected by Allright Holders owning a majority of the Registrable Securities being offered by the Allright Holders for resale in such Underwritten Offering), shall mutually determine the offering price per share and underwriting discounts that shall apply in the Initial Underwriting and the Extra Underwriting, subject to the right of (i) any such Holder to withdraw its Registrable Securities from such Underwritten Offering should it be dissatisfied with the proposed offering price per share or underwriting discount, and (ii) any non-withdrawing Holders to include additional Registrable Securities in such Underwritten Offering to replace shares withdrawn by another Holder. In the event that Central Parking refuses to execute the underwriting agreement related to the Initial Underwriting or the Extra Underwriting, and subsequently the Initial Underwriting or the Extra Underwriting, as the case may be, is abandoned, then all rights to demand the Initial Underwriting or the Extra Underwriting, as the case may be, shall be restored, and the Initial Underwriting Notice Period or the Extra Underwriting Notice Period, as the case may be, shall be reinstated for that amount of days equal to the difference between (x) the amount of days comprising such period, less (y) the amount of days that lapsed in such period before the Initial Underwriting Notice or the Extra Underwriting Notice, as the case may be, was delivered to Central Parking.

KINNEY REGISTRATION RIGHTS

The registration rights granted under the Registration Rights Agreement are subordinate to the Kinney Registration Rights. In the event that the Kinney Holders exercise a "demand" Kinney Registration Right during the Extra Underwriting Notice Period and before the Extra Underwriting Notice is properly delivered to Central Parking, or during the Initial Underwriting Notice Period and before Central Parking receives a demand for the Initial Underwriting, then the Extra Underwriting Notice Period or the Initial Underwriting Notice Period, as the case may be, shall be deemed not to continue to run during that period of time beginning on the date a "demand" Kinney Registration Right is exercised and ending on the date that the Underwriters' Representative of the Underwritten Offering related to such exercise selects as the first day that Central Parking and the Kinney Holders may sell shares of Central Parking Common Stock after the closing of such Underwritten Offering, or, in the event that such Underwritten Offering is not consummated, on the date such Underwritten Offering is abandoned (a "Kinney Offering End Date"). Such extension of the Extra Underwriting Notice Period or the Initial Underwriting Notice Period shall only be deemed to occur, however, in the event that a Kinney Offering End Date occurs before the Initial Liquidity Date.

SALES OF REGISTRABLE SECURITIES

The Registration Rights Agreement provides that the following transfers of Registrable Securities shall not be deemed to be "sales" of Registrable
Securities: (i) the transfers of shares among persons comprising an individual Holder, (ii) certain pledges of shares, (iii) transfers of shares by Apollo and AEW to CBA, (iv) the Exempted Transfers, (v) donations of shares by the Holders which are made to certain charitable organizations, and (vi) any distribution of shares by an Allright Holder to its investors.

BLACKOUT PERIODS

Central Parking shall be entitled to elect that a Registration Statement not be usable, for a reasonable period of time, but not in excess of 30 days, with respect to a Registration Statement relating to the Initial Underwriting, or 90 days, with respect to a Registration Statement related to any other sale of Registrable Securities (a "Blackout Period"), if Central Parking determines in good faith that the registration and distribution of Registrable Securities (or the use of the Registration Statement or related Prospectus) would interfere with any pending material financing, acquisition, corporate reorganization or any other material corporate development involving Central Parking or any of its subsidiaries or would require premature disclosure thereof. The Registration Rights Agreement provides that the aggregate number of days included in all Blackout Periods, when taken together with any Lockout Periods and Suspension Periods (as defined below), during any consecutive 12 months after the Publication Date shall not exceed 180 days (or such longer period of time, to the extent that the Underwriters' Representative of the Initial Underwriting requests a Lockout Period for Central Parking and the Holders of longer than 90 days after the Initial Underwriting).

"Suspension Period" means a period of time in which Holders are not allowed to effect sales of Registrable Securities by delivering a Prospectus included in a Registration Statement which is required to be delivered by such Holder under the Securities Act in connection with such sales, because Central Parking has become aware that such Prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. Central Parking has agreed to use its reasonable best efforts to ensure that no Suspension Period exceeds 30 days.

SELECTION OF UNDERWRITERS

Subject to the right of Central Parking, the Carell Holders and representatives of the Allright Holders electing to participate in the Initial Underwriting and/or the Extra Underwriting, such representatives to be selected by Allright Holders owning a majority of the Registrable Securities being offered for resale by the Allright Holders in such underwritten offering, to jointly determine otherwise, (i) Bear Stearns & Co. Inc. shall be the lead-managing underwriter of the Initial Underwriting and the Extra Underwriting, shall manage the "book" related to such underwritten offerings, and shall be the Underwriters' representative of such underwritten offerings and (ii) NationsBanc Montgomery Securities LLC and J.C. Bradford & Co. shall each be a co-managing underwriter with respect to such underwritten offerings.

HOLDBACK AGREEMENT

If so requested by the Underwriters' representative in connection with an offering of shares of Central Parking Common Stock covered by a registration statement filed by Central Parking, the Holders participating in such underwritten offering, and all other Holders who are Affiliates of Central Parking at the time of such underwritten offering, shall agree not to effect any sale or distribution (excluding distributions to their respective investors) of the Registrable Securities other than pursuant to such underwritten offering, including a sale pursuant to Rule 144, without the prior written consent of the Underwriters' representative (which if given to any such Holder shall be deemed to be given to all such Holders), during the 7-day period prior to, and during the 90-day period beginning on, the date such registration statement or amendment to such registration statement is declared effective under the Securities Act by the Commission or, with respect to the Initial Underwriting, for a longer period of time if so requested by the underwriters' representative of the Initial Underwriting (any such period, a "Lockout Period"). The Holders shall not be subject to Lockout Periods for longer than 97 days (or such longer period of time, to the extent that the Underwriters' representative of the Initial Underwriting requests a Lockout Period for Central Parking and the Holders of longer than 90 days after the Initial Underwriting) during any 12-month period and shall not be subject to Lockout Periods, when taken together with any Blackout Periods and Suspension Periods, during any consecutive 12 months after the Publication Date in excess of 180 days (or such longer period of time, to the extent that the Underwriters' representative of the Initial Underwriting requests a Lockout Period for Central Parking and the Holders of longer than 90 days after the Initial Underwriting). A

Holder shall no longer be subject to such restrictions following such Holder's Termination Date.

If so requested by the underwriters' representative in connection with an underwritten offering of any Registrable Securities, Central Parking shall also agree not to effect any sale or distribution of shares of Central Parking Common Stock without the prior written consent of the Underwriters' representative (other than in connection with any acquisition or business combination transaction and other than in connection with stock options and employee benefit plans and compensation) during the 7-day period prior to, and during the 90-day period beginning on, the date the registration statement or amendment to a registration statement relating to such underwritten offering is declared effective under the Securities Act by the Commission or, with respect to the Initial Underwriting, for a longer period of time if so requested by the underwriters' representative of Initial Underwriting, and shall use its reasonable best efforts to obtain and enforce similar agreements from any other persons if requested by the Underwriters' representative.

REGISTRATION PROCEDURES

The Registration Rights Agreement requires Central Parking to comply with customary registration procedures when satisfying its obligations thereunder to facilitate the resale of Registrable Securities by the Holders.

REGISTRATION EXPENSES

With respect to the Initial Underwriting and the Extra Underwriting but not any other underwritten offering in which they may participate, the Holders participating as sellers shall, on a pro-rata basis based on the amount of Registrable Securities sold by each seller in such underwritten offering, pay all expenses incident to the performance of or compliance by Central Parking with its registration obligations under the Registration Rights Agreement (the "Registration Expenses") incurred in connection with the Registrable Securities sold by such Holders. Each such Holder will also be responsible for the payment of its own underwriting discounts, commissions and transfer taxes, if any, relating to the sale or disposition of such Registrable Securities and any of its own expenses, including the fees and expenses of any counsel retained by it.

INDEMNIFICATION; CONTRIBUTION

The Registration Rights Agreement contains indemnification and contribution obligations for both the Holders and Central Parking which are customary for transactions of a similar nature.

PLEDGES OF REGISTRABLE SECURITIES

The Registration Rights Agreement provides that none of its provisions shall be construed in any manner as to restrict the ability of any Holder to pledge all or any portion of the Registrable Securities owned by such Holder, including the registration rights related to such Registrable Securities granted thereunder, to any lender; provided, that, in the event that one or more pledgees succeed to all or a portion of the shares of Central Parking Common Stock, and the registration rights related to such shares, formerly owned by a Holder, such registration rights may only be exercised if the then holders of a majority of such shares agree to exercise such right. Accordingly, with respect to the exercise of any of the registration rights granted under the Registration Rights Agreement, the original Holder of Registrable Securities, and all pledgees of such Holder's Registrable Securities, shall be deemed to be, collectively, one Holder. No holder of any such shares of Central Parking Common Stock, however, whether a Holder or a pledgee, shall be under any obligation to sell, transfer or register any of the shares of Central Parking Common Stock it then owns in the event that a majority of such holders elects to exercise any registration right granted under the Registration Rights Agreement.

                            OTHER RELATED AGREEMENTS

The following summary of the material provisions of the Transaction Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Transaction Support Agreements, forms of which have been filed as Exhibits to the Form S-4 and are incorporated herein by reference. Holders of Central Parking Common Stock and Allright Common Stock are urged to read the form of these agreements carefully. Capitalized terms used under the heading
"-- Transaction Support Agreements" but not defined in this Joint Proxy Statement/Prospectus shall have the meanings attributed to them in the Transaction Support Agreements. In addition, the following summary of the expected material provisions of the Noncompetition Agreement does not purport to be complete.

TRANSACTION SUPPORT AGREEMENTS

Central Parking, Monroe J. Carell, Jr., personally and on behalf of the Monroe Carell, Jr. Foundation, the Monroe Carell, Jr. 1994 Grantor Retained Annuity Trust and the Monroe Carell, Jr. 1995 Grantor Retained Annuity Trust (such foundations and trusts, collectively, the "Trusts"), and the Carell Children's Trust c/o Equitable Trust Company (the "Carell Children's Trust") have entered into transaction support agreements with Allright, Apollo, and AEW, with respect to such Central Parking Common Stock, each dated September 21, 1998 (collectively, the "Central Parking Voting Support Agreements"). Pursuant to the Central Parking Voting Support Agreements, Monroe J. Carell, Jr. (personally and on behalf of the Trusts) and the Carell Children's Trust, which collectively own beneficially and of record 17,959,164 shares of Central Parking Common Stock, have each agreed, among other things, (i) to vote the Central Parking Common Stock in favor of approval of the Merger, the Merger Agreement, the issuance of shares of Central Parking Common Stock pursuant thereto, and with respect to any consent solicited with respect to the Merger, (ii) to appear, in person or by proxy, at all meetings of shareholders of Central Parking called with respect to the Merger, the Merger Agreement and the issuance of stock, and at any adjournment thereof, for the purpose of obtaining a quorum, (iii) not to vote the Central Parking Common Stock in a manner which would prevent or delay the consummation of the transactions contemplated by the Merger Agreement and (iv) to take certain other action, if required, in order for the Merger to qualify as a pooling of interests under APB 16. Central Parking has agreed to take any action required on its part to permit compliance with the obligations set forth in clause (iv) of this paragraph. The Central Parking Voting Support Agreements do not prohibit Monroe J. Carell, Jr. from acting in accordance with his fiduciary duties as an officer or director of Central Parking. Monroe J. Carell, Jr. has also agreed to request a special meeting of Central Parking's shareholders to vote on the Merger in the event that Central Parking or its board of directors does not call a shareholders' meeting for the purpose of approving the Merger.

Allright, Gregory P. Shay, the holder of 3,835.75 shares of Allright Common Stock (assuming exercise of all options expected to be vested upon closing), Timothy L. Grady, the holder of 370 shares of Allright Common Stock (assuming exercise of all options expected to be vested upon closing) and CBA Mortgage Partners, L.P. ("CBA"), the record and beneficial holder of 1,177 shares of Allright Common Stock (through $0.01 exercise price warrants, which are currently exercisable) have entered into transaction support agreements with Central Parking and Central Parking Sub with respect to such Allright Common Stock, each dated September 21, 1998 (collectively, the "Allright Voting Support Agreements").

The Allright Voting Support Agreements do not prohibit Mr. Shay from acting in accordance with his fiduciary duties as a director of Allright. See "Principal Shareholders of Allright."

Pursuant to the Allright Voting Support Agreements, Messrs. Shay and Grady and CBA have each agreed, among other things, (i) to vote the Allright Common Stock which they beneficially own in favor of approval of the Merger, the Merger Agreement and with respect to any consent solicited with respect to the Merger,
(ii) to appear, in person or by proxy, at all meetings of shareholders of Allright called with respect to the Merger, the Merger Agreement, and at any adjournment thereof, for the purpose of obtaining a quorum, and (iii) not to vote the Allright Common Stock in a manner which would prevent or delay the consummation of the transactions contemplated by the Merger Agreement.

NONCOMPETITION AGREEMENT

At the Effective Time, Central Parking, AEW, Apollo and certain other entities will enter into the Noncompetition Agreement, whereby Apollo, AEW and such other entities (collectively, the "Bound Parties") will agree that they will not, subject to certain exceptions, directly or indirectly, own a controlling interest in, manage, or control any business or person competing with Central Parking and/or its subsidiaries anywhere in the world. Subject to certain exceptions, these restrictions shall expire for a Bound Party six months after such Bound Party's designee no longer serves on Central Parking's Board (the "Restricted Period").

Subject to certain exceptions, the Bound Parties will agree to not use in connection with the business the names "Allright", "Edison", "National", "Central Parking" or "Central" or any derivation thereof. In addition, during the Restricted Period and 6 months thereafter (18 months in certain circumstances), the Bound Parties will agree to not, directly or indirectly, solicit any person who is, at the time of such solicitation, an employee of Central Parking for employment in the management or operation of any competing business, subject to customary exceptions.

                        CENTRAL PARKING SPECIAL MEETING

THE MEETING

The Central Parking Special Meeting will be held on January   , 1999, at
a.m. (Central Standard Time) at Central Parking's headquarters, 2401 21st Avenue South, Third Floor, Nashville, Tennessee.

PURPOSE OF THE MEETING

At the Central Parking Special Meeting the shareholders of Central Parking will be asked to vote on the following matters:

        1. The approval of the Merger Proposal;

        2. To amend the Central Parking Charter to increase the number of authorized shares of Central Parking Common Stock from 50 million to 100 million for the reasons set forth below; and

        3. Such other business as may properly come before the Central Parking Special Meeting or any adjournment or postponement thereof.

INCREASE IN THE AUTHORIZED SHARES OF COMMON STOCK

The Central Parking Board has unanimously approved and directed that the shareholders consider an amendment to Article VIII (1) of the Central Parking Charter. The amendment to Article VIII (1) would increase the number of authorized shares of Central Parking's Common Stock from 50 million to 100 million. If this proposal is approved by the shareholders at the Central Parking Special Meeting, the amendments to Article VIII (1) will become effective upon the filing of a Certificate with the Secretary of State of Tennessee, which filing is expected to take place shortly after the Central Parking Special Meeting. The Central Parking Board believes that the amendment is in the best interests of Central Parking and recommends that all of its shareholders vote to adopt the Charter Amendment Proposal. The approval of the Charter Amendment Proposal is not required for the approval of the Merger Proposal.

The rights of the holders of Central Parking Common Stock under the Central Parking Charter would remain unchanged. Article VIII (1) of the Central Parking Charter, as further amended by the proposed amendment, is set forth below:

                                      VIII

        1. The maximum number of shares which the Corporation shall have the authority to issue is one hundred million (100,000,000) shares of Common Stock, having a par value of $0.01 per share, which shares shall not be subject to any preemptive rights, and one million (1,000,000) shares of preferred stock having a par value of $0.01 per share.

As of October 16, 1998, there were 29,575,982 shares of Central Parking Common Stock issued and outstanding. In addition, 970,164 shares of Central Parking Common Stock remain reserved for issuance under Central Parking's Restricted Stock Plan and Central Parking's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel; 342,560 shares remain reserved for issuance under Central Parking's 1996 Employee Stock Purchase Plan; 89,500 shares remain reserved for issuance under Central Parking's 1995 Nonqualified

Stock Option Plan for Directors; and 361,560 shares are reserved for issuance under Central Parking's Deferred Stock Unit Plan. Accordingly, at October 16, 1998 and assuming the issuance of an estimated 7.6 million shares pursuant to the Merger, a balance of 11,163,491 authorized shares of Central Parking's Common Stock were available for future use.

The Central Parking Board considers the proposed increase in the number of authorized shares of Central Parking Common Stock desirable because it would give Central Parking the necessary flexibility to issue Central Parking Common Stock in connection with mergers and acquisitions, equity financings, stock dividends and splits, benefit plans, and for other general corporate purposes. These future issuances would be at the discretion of the Central Parking Board without the expense and delay incidental to obtaining shareholder approval, except as may be required by applicable law or by the rules of any stock exchange on which Central Parking's securities may then be listed. For example, the NYSE, on which the Central Parking Common Stock is listed, currently requires shareholder approval as a prerequisite to listing shares in several instances, including in connection with acquisitions where the present or potential issuance of shares could result in an increase in the number of shares of Central Parking Common Stock outstanding by 20% or more. Holders of Central Parking Common Stock have no preemptive rights to subscribe to any additional securities of any class that Central Parking may issue.

The authorized but unissued shares of Central Parking Common Stock could be used by incumbent management to make more difficult a change in control of Central Parking. Under certain circumstances such shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of Central Parking. For example, such shares could be privately placed with purchasers who might side with the Central Parking Board in opposing a hostile takeover bid.

The amendment could also have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Central Parking's Common Stock, to acquire control of Central Parking with a view to imposing a merger, sale of all or any part of Central Parking's assets or a similar transaction that may or may not be in the best interest of all of the shareholders, because the issuance of new shares could be used to dilute the stock ownership of a person or entity seeking to obtain control of Central Parking. The amendment to the Central Parking Charter is not being proposed in response to any effort known by management to acquire control of Central Parking. At the date of this Joint Proxy Statement/Prospectus, Central Parking has no plans, arrangements or understandings with respect to the issuance of the shares of Central Parking Common Stock to be authorized. However, Central Parking regularly considers equity offerings and acquisitions involving the issuance of Central Parking Common Stock.

VOTING

Shareholders of record as of December   , 1998 will be entitled to vote at the
Central Parking Special Meeting. At the close of business on that day, there
were outstanding        shares of Central Parking Common Stock, of which Central
Parking's officers, directors and principal shareholders owned an aggregate of
       of such shares (or approximately      % of the outstanding shares on
               , 1998) and have indicated that they intend to vote such shares in favor of the Merger. Each share of Central Parking Common Stock is entitled to one vote, which may be given in person or by proxy authorized in writing.

To vote by proxy, a Central Parking shareholder should complete, sign, date and return the enclosed proxy to the Secretary of Central Parking. The Central Parking Board urges you to complete the proxy card whether or not you plan to attend the Central Parking Special Meeting. If you attend the Central Parking Special Meeting in person, you may, if you wish, vote in person on all matters brought before the Central Parking Special Meeting even if you have previously delivered your proxy. Any Central Parking shareholder who has given a proxy may revoke it at any time prior to exercise by filing an instrument revoking it with the Secretary of Central Parking, by duly executing a proxy bearing a later date, or by attending the Central Parking Special Meeting and voting in person. The mere presence at the Central Parking Special Meeting of a Central Parking shareholder who has appointed a proxy will not revoke the appointment.

The affirmative vote of the majority of shares of Central Parking Common Stock entitled to be cast at the Central Parking Special Meeting is required to approve the Merger Proposal and the Charter Amendment Proposal. Holders of a majority of Central Parking Common Stock sufficient to approve the Merger Proposal have previously agreed that they will vote their shares at Central Parking Common Stock in favor of the Merger Proposal. Therefore, there will be a quorum at the Central Parking Special Meeting and sufficient votes cast for approval and adoption of the Merger Proposal to ensure its passage without the vote of any other Central Parking shareholder. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Proxies that reflect abstentions as to a particular proposal will be treated as voted for the purpose of determining whether the proposal is approved or rejected and will have the same effect as a vote against that proposal, while proxies that reflect broker non-votes will not be counted as votes cast for determining the outcome of the proposal.

                            ALLRIGHT SPECIAL MEETING

THE MEETING

The Allright Special Meeting will be held on January   , 1999, at      a.m.
(Central Standard Time) at Allright Corporation's headquarters, 1313 Main Street, Houston, Texas 77002.

PURPOSE OF THE MEETING

At the Allright Special Meeting, the shareholders of Allright will be asked to vote on the following matters:

        1. The adoption of the Merger Agreement; and

        2. Such other business as may properly come before the Allright Special Meeting or any adjournment or postponement thereof.

VOTING

Shareholders of record as of December   , 1998 will be entitled to vote at the
Allright Special Meeting. At the close of business on that day, there were
outstanding           shares of Allright Common Stock, each of which entitles
the registered holder thereof to one vote, which may be given in person or by proxy authorized in writing.

The affirmative vote of the majority of shares of Allright Common Stock outstanding at the Allright Special Meeting is required to adopt the Merger Agreement. A majority of holders of Allright Common Stock sufficient to adopt the Merger Agreement have previously agreed that they will vote their shares of Allright Common Stock in favor of the Merger Agreement. Abstentions will be counted for purposes of determining the presence or absence of a quorum. Proxies that reflect abstentions will be treated as voted for the purpose of determining whether the proposal is adopted or rejected and will have the same effect as a vote against that proposal.

To vote by proxy, a shareholder should complete, sign, date and return the enclosed proxy to the Secretary of Allright, c/o the Secretary of Allright Corporation. The Allright Board urges you to complete the proxy card whether or not you plan to attend the meeting. If you attend the meeting in person, you may, if you wish, vote in person on all matters brought before the meeting even if you have previously delivered your proxy. Any shareholder who has given a proxy may revoke it at any time prior to exercise by filing an instrument revoking it with the Secretary of Allright, c/o the Secretary of Allright Corporation, by duly executing a proxy bearing a later date, or by attending the meeting and voting in person. The mere presence at the meeting of a shareholder who has appointed a proxy will not revoke the appointment.

                         DESCRIPTION OF CENTRAL PARKING

GENERAL

Central Parking is a leading provider of parking services operating, as of September 30, 1998, 2,440 parking facilities containing approximately 1,023,000 spaces in 35 states, the District of Columbia, Canada, Chile, Puerto Rico, the United Kingdom, the Republic of Ireland, Spain, Germany, Mexico, and Malaysia. Central Parking has a business development office in Amsterdam.

Central Parking provides parking management services at multi-level parking facilities and surface lots. It also provides parking consulting, shuttle, valet, parking meter enforcement, and billing and collection services. Central Parking operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of September 30, 1998, Central Parking operated 1,302 parking facilities under management contracts and 1,071 parking facilities under leases, and owned, either independently or through joint ventures, 67 parking facilities.

INDUSTRY

The International Parking Institute estimates that there are 35,000 parking facilities in the United States, which generate approximately $26.0 billion of annual revenue, which is divided evenly between commercial and governmental operators. The commercial parking services business is very fragmented, consisting of a few national companies and approximately 1,000 small privately-held local and regional operators. Central Parking believes that it has the opportunity to consolidate portions of this fragmented, localized industry by using its competitive advantages with regard to scale, financial strength, technology, controls, and professionalism, all of which are becoming increasingly important in the parking services business. For the same reasons, Central Parking believes that it is well-positioned to be selected by municipal and other governmental entities to operate their parking facilities and provide parking-related services as such entities move toward outsourcing and privatization.

Expansion of the Number of Parking Facilities Resulting from New
Construction. During the 1980's, the high level of construction activity in the United States resulted in a significant increase in the number of parking facilities. Since that time, as construction activity has slowed, growth of certain parking service companies, including Central Parking, has been a result of take-aways from other parking companies. New construction and acquisition of additional facilities are essential to growth for parking service companies because of the limitations on growth in revenues of existing operations. Although some growth in revenues from existing operations is possible through redesign, increased operational efficiency, or increased facility use and prices, such growth is ultimately limited by the size of a facility and market conditions.

Management believes that most commercial real estate developers and property owners view services such as parking as potential profit centers rather than cost centers. These parties outsource parking operations to parking management companies in an effort to maximize profits and cash flow. Parking management companies can increase profits, benefitting both the owners and themselves by using managerial skills and experience, operating systems, and operating controls unique to the parking industry.

Privatization of government parking operations and facilities provides new opportunities for the parking industry. Industry estimates suggest that as much as 50% of the revenues generated by the United States parking industry is generated by facilities operated by municipalities and other governmental entities. Cities and municipal authorities are beginning to retain private firms to operate facilities and provide parking-related services in an effort to reduce operating budgets and increase efficiency. Privatization in the United Kingdom has already provided significant expansion opportunities for private parking companies. In the United States, several cities have awarded or are considering awarding on-street parking enforcement and parking meter service contracts to for-profit parking companies such as Central Parking. For example, Central Parking has recently been awarded contracts for collection of parking meter revenues in Miami Beach, Florida and parking meter enforcement in Charlotte, North Carolina and Richmond, Virginia.

GROWTH STRATEGY

Central Parking plans to continue to add facilities to its operations by focusing its marketing efforts on adding facilities at the local level, targeting real estate asset managers and developers with a national presence, pursuing strategic acquisitions of other parking service operators, and expanding its international operations. Set forth below are the key elements of Central Parking's growth strategy.

        Increase Market Presence. Central Parking continually seeks to establish and increase its operations in new and existing markets through take-aways of competitors' contracts, obtaining new management and lease contracts, joint venture arrangements, and purchases of parking facilities. Through emphasizing marketing at the local level and establishing relationships with large-scale national asset managers and developers, Central Parking expects to continue to expand its base of operations. Management believes that Central Parking's relative size, financial strength and systems, and automation capabilities give it a competitive advantage in winning new business and make it an attractive partner for joint venture and other opportunities. In addition, Central Parking believes that its unique performance-based compensation system, which is designed to reward managers for increasing the profitability of their respective areas of responsibility, has been a key contributor to Central Parking's growth.

        Pursue Strategic Acquisitions. Central Parking intends to continue to capitalize on the highly fragmented nature of the parking management industry by acquiring other independent operators. Many of Central Parking's competitors have limited access to capital or do not have the systems or economies of scale to compete effectively. Central Parking's acquisition strategy is to focus on opportunities that enable Central Parking to become a stronger, more efficient provider in selected markets, generate significant economies of scale and cost savings and increase cash flow. Cost savings typically result from the elimination of duplicative management functions as well as from efficiencies resulting from implementing Central Parking's systems and professional management techniques. Central Parking has a Senior Vice President dedicated exclusively to acquisitions and development. During calendar year 1997, Central Parking acquired Square (January 1997) in New York, Car Park (May
     1997) in San Francisco, and Diplomat (October 1997) in Washington, D.C. During calendar 1998, Central Parking acquired Kinney (February 1998); which operates 403 parking facilities primarily in New York, Boston, Philadelphia, and Washington, D.C., Turner (April 1998), which operates 34 parking facilities in Texas, Florida, California, Georgia and Washington, D.C.; and Sterling (July 1998), which operates parking facilities in Georgia, Florida, Virginia, California and Kentucky. In addition, Central Parking purchased the remaining

     50% interest in CPS-Louisiana (March 1998), which operates parking facilities in Louisiana.

        Expand International Operations. Management believes that there are significant international growth opportunities, particularly for well-capitalized companies that are interested in making significant investments in parking equipment and construction, either independently or with foreign partners. Central Parking typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities, both of which allow Central Parking to enter foreign markets with reduced operating and investment risk. Since 1991, Central Parking has established operations in the United Kingdom, Germany, Mexico, Malaysia, Canada and Spain. Central Parking believes there are significant expansion opportunities in these countries as well as other countries.

OPERATING STRATEGY

Central Parking's primary objective is to increase the revenues and profitability of its parking facilities through a variety of operating strategies including the following:

        Maintain Strict Cost Management and Cash Control. In order to provide competitively priced services, Central Parking must contain costs. Managers are trained to analyze staffing and cost control issues, and each facility is carefully tracked on a monthly basis to determine whether financial results are within budgeted ranges. Because of the substantial performance-based component of their compensation, managers are continuously motivated to contain the costs of their operations. Strict cash control is also critical to Central Parking and its clients. Central Parking's cash control procedures are based on a ticketing system supervised by high level managers and include on-site spot checks, multiple daily cash deposits, local audit functions, managerial oversight and review, and internal audit procedures. It is Central Parking policy that all tickets and gate counts are reconciled daily against cash collected. Management believes its cash control procedures are effective in minimizing the loss of revenues at parking facilities.

        Emphasize Sales and Marketing Efforts. Central Parking's management is actively involved in developing and maintaining business relationships and in exploring opportunities for growth. A cornerstone of Central Parking's culture is its incentive compensation system which rewards managers who are able to develop new business. Central Parking's marketing efforts are designed to expand its operations by developing and maintaining relationships with major real estate developers and asset managers, business and government leaders and other clients. Central Parking encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.

        Leverage Established Market Presence and Corporate
     Infrastructure. Central Parking has an established presence in multiple markets, representing platforms from which it can build. Because of the relatively fixed nature of corporate overhead and the resources that can be shared in specific markets, Central Parking has the opportunity to expand its profit margins as it grows its presence in established markets. Central Parking has consistently reduced general and administrative expenses as a percentage of total revenues. General and administrative expenses excluding goodwill amortization as a percentage of total revenues were 12.5%, 12.2%, and 10.1%, in fiscal 1995, 1996, and

     1997, respectively. For the nine months ended 1997 and 1998, general administrative expenses excluding goodwill amortization as a percentage of total revenues were 10.2% and 8.9%, respectively. Central Parking anticipates this trend to continue as general and administrative costs are spread over a larger revenue base.

        Empower Local Managers; Provide Corporate Support. Central Parking has achieved what management believes is a successful balance between centralized and decentralized management. Because its business is dependent, to some extent, on personal relationships, Central Parking provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands. In conjunction with this local operational authority, Central Parking provides, through its corporate office, services that typically are not readily available to independent operators such as management support, marketing and business expertise, training, and financial and information systems. Central Parking retains centralized control over those functions necessary to monitor service quality and cash control integrity and to maximize operational efficiency. Services performed at the corporate level include billing, quality improvement oversight, financial and accounting functions, policy and procedure development, systems design, and corporate acquisitions and development.

        Utilize Performance-Based Compensation. Central Parking's performance-based compensation system rewards managers at the general manager level and above for the profitability of their respective areas of responsibility. Each person participating in the incentive program generally receives a substantial portion of his or her compensation from this performance-based compensation system. Incentive compensation payments typically range from 20% to 80% of total compensation.

        Maintain Well-Defined Professional Management Organization. In order to ensure professionalism and consistency in Central Parking's operations, to provide a career path opportunity for its managers, and to achieve a balance between autonomy and accountability, Central Parking has established a highly structured management organization. Organized in six levels, Central Parking has a total of 400 managers and hires approximately 50 per year.

        Central Parking recruits primarily college graduates or people with previous parking services or hospitality industry experience, and requires that they complete a formal training program. Management believes that Central Parking's management training program is a significant factor in Central Parking's success. New managers in Central Parking's management trainee program are assigned to a particular facility where they are supervised as they manage one to five employees. The management trainee program lasts approximately one year and teaches a wide variety of skills, including organizational skills, basic management techniques, and basic accounting. Upon successful completion of the program, management trainees are promoted to facility manager in charge of a particular parking facility. As facility managers, they report up through a hierarchical structure of managers. As managers develop and gain experience, they have the opportunity to assume expanded responsibility, to be promoted to higher management levels and to increase the performance-based component of their compensation. This well-defined structure provides a career path that is an attractive opportunity for prospective new hires. In addition, the well-planned training and advancement program has enabled Central Parking to instill a high level of professionalism in its employees. A final important benefit of Central Parking's organizational structure is that it has allowed Central Parking to balance localized autonomy with accountability and centralized support and control.

        Automate Facilities. Central Parking's application of sophisticated technology to its operations represents a competitive advantage over smaller operators with more limited resources. Central Parking has implemented computerized card tracking and accounting systems in certain of its facilities and is experimenting with a variety of automated settlement systems. Central Parking expects that these technology initiatives will enhance revenue by increasing the efficiency and accuracy of payment collections, reduce labor costs, and minimize lost revenue at parking facilities.

        Enhance Management Information Systems. In the last five years, Central Parking has re-engineered and replaced its accounting and operations software. Central to this effort has been the development of industry-specific software models, such as the Parker Accounts Receivable System, a proprietary software system used to generate a range of reports related to receivables and to audit access control systems for Central Parking's parking facilities. Central Parking's distributed systems, which include payroll, revenue collection, and monthly line-item budgeting, allow local management access to data pertinent to their operations, while allowing corporate review of all data. Central Parking also provides accounting services through a division that maintains separate financial statements for large or complex facilities. Central Parking's management believes continued improvement in its management information system services will increase Central Parking's competitive advantage over smaller and less automated competitors.

        Strategically Expand Service Offerings. Central Parking provides services that are complementary to parking facility management, with a particular emphasis on consulting services. Other ancillary services include parking meter enforcement, on-street parking services, car pooling coordination, shuttle van operation, and transportation management. Recent new ancillary services include contracts for collection of parking meter revenues in Miami Beach, Florida and parking meter installation and enforcement in Charlotte, North Carolina. These ancillary services do not constitute a significant portion of Central Parking's revenues, but management believes that the provision of ancillary services can be important in obtaining new business and preparing Central Parking for future changes in the parking industry. For example, Central Parking's operations in the United Kingdom grew out of a single consulting arrangement.

        Focus on Retention of Patrons. In order for Central Parking to succeed, its parking patrons must have a positive experience at Central Parking facilities. Accordingly, Central Parking stresses the importance of having well lighted, clean facilities, and cordial employees. Each facility manager has primary responsibility for the environment at the facility, and is evaluated on his or her ability to retain parking patrons. Central Parking also monitors customer satisfaction through customer surveys and "mystery parker" programs.

        Maintain Disciplined Facility Site Selection Analysis. In existing markets, the facility site selection process begins with identification of a possible facility site and the analysis of projected revenues and costs at the site by general managers and regional managers. The managers then conduct an examination of a facility's potential demand based on traffic patterns and counts, area demographics, and potential competitors. Pro forma financial statements are then developed and a Central Parking representative will meet with the property owner to discuss the terms and structure of the agreement.

ACQUISITIONS

Central Parking's acquisition strategy focuses primarily on acquisitions that will enable Central Parking to become a more efficient and cost-effective provider in selected current markets. Central Parking believes it can recognize economies of scale by making acquisitions in markets where Central Parking already has a presence, which allows Central Parking to reduce the overhead cost of the acquired company by consolidating its management with that of Central Parking. In addition, Central Parking seeks acquisitions in attractive new markets. Management believes acquisitions are an effective means of entering new markets, thereby quickly obtaining both operating presence and management personnel. Central Parking also believes it can improve acquired operations by applying its sophisticated operating systems and professional management techniques. Central Parking's acquisitions over the last two years, all of which were accounted for under the purchase method of accounting, are as follows:

        Civic Parking LLC. On December 31, 1996, Central Parking purchased for cash Civic, which owns four parking garages in St. Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which had previously been operated by Central Parking under management agreements, have a total of 7,464 parking spaces. The purchase price was approximately $91.0 million which was financed through working capital and $67.2 million of borrowings under Central Parking's then-existing credit facility. Of the $91.0 million, $46.0 million was held for resale to a joint venture partner and $45.0 million was recorded as an investment in joint ventures. On April 16, 1997, Central Parking consummated the sale of 50% of Civic to its joint venture partner, an affiliate of Equity Capital Holdings, LLC, for $46.0 million in cash. Central Parking continues to operate these garages pursuant to a lease and operating agreement with Civic.

        Square Industries, Inc. On January 18, 1997, Central Parking completed a cash tender to acquire all of the outstanding shares of Square for $54.8 million, including transaction fees and other related expenses. In addition, Central Parking assumed $23.2 million of existing Square debt. The purchase price was financed through borrowings under Central Parking's then-existing credit facility. At the time of the acquisition, Square operated 116 parking facilities containing over 61,000 parking spaces, located primarily in the Northeastern United States.

        Car Park Corporation. On May 29, 1997, Central Parking acquired the assets and related leases of Car Park for $3.5 million; consisting of 18 parking facilities with approximately 2,600 parking spaces located in the San Francisco metropolitan region. The purchase price was financed through $1.7 million of borrowings under Central Parking's then-existing credit facility, and $1.8 million payable to the seller, which has been repaid in full.

        Diplomat Parking Corporation. On October 1, 1997, Central Parking acquired the stock and certain assets of Diplomat for approximately $21.7 million in cash and notes payable. The acquisition was financed through borrowings under Central Parking's then-existing credit facility. At the time of the acquisition, Diplomat operated 164 parking facilities containing over 37,000 parking spaces, located primarily in Washington D.C. and Baltimore, Maryland.

        Kinney System Holding Corp. On February 12, 1998, Central Parking acquired Kinney, a privately-held company headquartered in New York City. Kinney has been in the parking business for over 60 years. In addition to enhancing Central Parking's market position in New York City, Kinney increases Central Parking's presence in a number of other major metropolitan areas such as Boston, Philadelphia and Washington, D.C. and broadens its geographic coverage in the following nine states: Connecticut, Florida, Kentucky, Maryland, Massachusetts, New Hampshire, New York, Pennsylvania and Virginia. Kinney provides both self-parking and valet parking services, and provides parking related services such as facility design and development and consulting services.

        Kinney operated 403 parking facilities containing approximately 168,800 spaces, including approximately 76,700 in the New York City metropolitan area, 42,800 in Boston, 30,100 in Philadelphia and 10,300 in Washington, D.C. Kinney's facility mix is comprised of 225 leased sites, 170 managed sites and 8 owned sites. The parking facilities operated by Kinney include Yankee Stadium, the Waldorf-Astoria, Port Authority Bus Terminal, World Financial Center and the General Motors Building in New York City, The Ritz-Carlton -- Boston, Government Center in Boston, Spectrum-Philadelphia, and the Four Seasons Hotel of Washington, D.C.

        Consideration for the Kinney acquisition was approximately $208.8 million, including $171.8 million in cash and other consideration, and $37.0 million (882,422 shares) in Central Parking Common Stock. In connection with this transaction, Central Parking assumed $8.1 million in capital leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt. Central Parking financed the Kinney acquisition through borrowings under the Credit Facility, and ultimately from the issuance of Central Parking Common Stock and Central Parking obligations pursuant to the Trust Issued Preferred Securities.

        Central Parking System of Louisiana, Inc. Central Parking has historically owned 50% of CPS-Louisiana and on March 30, 1998 purchased the remaining 50% from Property Service Corporation for $2.4 million in Central Parking Common Stock (52,631 shares). CPS-Louisiana manages and operates leased parking facilities, manages and operates parking facilities owned or leased by other parties, and provides financial and other advisory services.

        Turner Parking Systems, Inc. On April 1, 1998, Central Parking purchased substantially all of the assets of Turner, a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800,000 (16,842 shares) in Central Parking Common Stock. Central Parking financed the cash portion of the Turner purchase with borrowings under the Credit Facility.

        Sterling Parking, Inc. On July 1, 1998, Central Parking purchased substantially all of the assets of Sterling Parking, Inc. ("Sterling"), a privately-held parking company headquartered in Atlanta, Georgia, for $4.48 million, including $2.24 million in cash and $2.24 million (54,358 shares) in Central Parking Common Stock. Central Parking financed the cash portion of the Sterling purchase with borrowings under the Credit Facility. Sterling operates 31 parking facilities in Georgia, Florida, Virginia, California, and Kentucky.

SALES AND MARKETING

Central Parking's sales and marketing efforts are designed to expand its operations by developing and maintaining relationships with major real estate developers and asset managers, business and government leaders, and other clients. Central Parking encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.

Local. At the local level, Central Parking's sales and marketing efforts are decentralized and directed towards identifying new expansion opportunities within a particular city or region. Managers are trained to develop the business contacts necessary to generate new opportunities and to monitor their local markets for take-away and outsourcing opportunities. Central Parking provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands, which is complemented by management support and marketing training through Central Parking's corporate offices. In addition, a manager's compensation is dependent, in part, upon his or her success in developing new business. By developing business contacts locally, Central Parking's managers often get the opportunity to bid on projects when asset managers and property owners are dissatisfied with current operations and also learn in advance of possible new projects.

National. At the national level, Central Parking's marketing efforts are undertaken primarily by upper-level management, which targets developers, governmental entities, the hospitality industry, mixed-use projects, and medical facilities. These efforts are directed at operations that generally have national name recognition, substantial demand for parking related services, and the potential for nationwide growth. For example, Central Parking's current clients include, among other national real estate companies and hotel chains, the Rouse Company, Faison Associates, Equity Office Properties, May Department Stores, Crescent Real Estate, Westin Hotels, and Hyatt Hotels. Management believes that providing high-quality, efficient services to such companies will lead to additional opportunities as those clients continue to expand their operations. Outsourcing by parking facility owners will continue to be a source for additional facilities, and management believes Central Parking's experience and reputation with large real estate asset managers give it a competitive advantage in this area.

INTERNATIONAL EXPANSION

Central Parking's international operations began in the early 1990's with the formation of an international division, which is now one of the fastest growing areas of Central Parking. Central Parking typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities. Consulting projects allow Central Parking to establish a presence and evaluate the prospects for growth of a given market without investing a significant amount of capital. Likewise, forming joint ventures with local partners allows Central Parking to enter new foreign markets with reduced operating and investment risks.

Operations in London began in 1991 with a single consulting agreement and since then have grown to 159 facilities in the United Kingdom including two terminals at Heathrow International Airport and parking meter enforcement and ticketing services for three local governments that have privatized these services. Central Parking began expansion into Mexico in July 1994 by forming a joint venture with Fondo Opcion, an established Mexican developer, and now operates 32 facilities in Mexico. Central Parking also operates 20 facilities in Puerto Rico, 4 facilities in Canada, one facility in Spain and has entered into a management contract in Kuala Lumpur, Malaysia related to the operation of a 5,400 space parking facility servicing one of the largest development projects in the world. Central Parking established a business development office in the Netherlands in 1995 to pursue expansion into other European countries. In 1996, Central Parking acquired a 50% equity interest in a joint venture which operates five facilities in Germany. In order to manage its international expansion, Central Parking has allocated responsibilities for international operations to an Executive Vice President.

PARKING FACILITY PROPERTIES

Central Parking's operations are currently organized into 12 regions, 11 in North America (10 in the United States, one in Mexico) and one which is comprised primarily of the United Kingdom and Continental Europe. Each region is supervised by a regional manager who reports directly to one of the Senior Vice Presidents. Regional managers oversee four to six general managers who each supervise Central Parking's operations in a particular city. The following table summarizes certain information regarding Central Parking's facilities as of September 30, 1998.

                                              NUMBER                                               PERCENTAGE
                                                OF                                       TOTAL      OF TOTAL
REGIONS                      CITIES         LOCATIONS    MANAGED    LEASED    OWNED     SPACES       SPACES
-------                      ------         ----------   --------   -------   ------   ---------   -----------
Atlanta..............  Atlanta,                 146          90         56      --        82,659        8.1%
                       Birmingham,
                       Charleston (SC),
                       Charlotte, Columbia
                       (SC), Jackson (MS),
                       Mobile
Denver...............  Denver/Colorado          160          92         58      10        72,291        7.1
                       Springs, Des
                       Moines, Kansas
                       City,
                       Minneapolis-St.
                       Paul, Oklahoma
                       City, St. Louis
International........  United Kingdom --        165          80         85      --        62,805        6.1
                       Birmingham, London,
                       Oxford, Newcastle
                       Germany -- Berlin,
                       Dresden, Frankfurt
                       Spain and Malaysia
Florida..............  Jacksonville,            222         125         97      --        89,946        8.8
                       Miami/Ft.
                       Lauderdale,
                       Orlando, Puerto
                       Rico, Tampa/St.
                       Petersburg
Los Angeles..........  Los Angeles, Orange       94          72         22      --        51,340        5.0
                       County (CA),
                       Phoenix
Mid-Atlantic.........  Baltimore, Norfolk,      352         201        142       9       142,798       14.0
                       Philadelphia,
                       Pittsburgh,
                       Richmond,
                       Washington (D.C.)
Mexico...............  Cuernavaca, Mexico        61          34         27      --        31,796        3.1
                       City
Mid Western..........  Charleston (WV),         120          79         40       1        72,914        7.1
                       Cincinnati,
                       Cleveland,
                       Columbus,
                       Indianapolis,
                       Milwaukee, Ottawa,
                       Toronto
Nashville............  Chattanooga,             263         112        129      22        56,141        5.5
                       Knoxville,
                       Lexington/
                       Frankfort,
                       Louisville,
                       Memphis, Nashville
                       (1)

                                              NUMBER                                               PERCENTAGE
                                                OF                                       TOTAL      OF TOTAL
REGIONS                      CITIES         LOCATIONS    MANAGED    LEASED    OWNED     SPACES       SPACES
-------                      ------         ----------   --------   -------   ------   ---------   -----------
New York.............  Hartford, Jersey         379         139        225      15       142,655       14.0
                       City,
                       New York,
                       Providence,
                       Stamford
San Francisco........  Oakland, Salt Lake        63          37         26      --        20,674        2.0
                       City, San
                       Francisco, Seattle
Texas................  Albuquerque,             279         180         89      10       134,402       13.1
                       Austin,
                       Corpus Christi,
                       Dallas, El Paso,
                       Houston, New
                       Orleans, San
                       Antonio, Tulsa
Other................  Boston, Chicago,         136          61         75      --        62,141        6.1
                       Nashua
                                              -----       -----      -----     ---     ---------      -----
        Total........                         2,440       1,302      1,071      67     1,022,562      100.0%
                                              =====       =====      =====     ===     =========      =====

---------------

(1) Includes Central Parking's corporate headquarters in owned facilities.

OPERATING ARRANGEMENTS

Central Parking operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of September 30, 1998, Central Parking operated 1,302 parking facilities through management contracts, leased 1,071 parking facilities, and owned 67 parking facilities, either independently or in joint ventures with third parties. The following table sets forth certain information regarding the number of managed, leased, or owned facilities as of the specified dates:

                                                           AT SEPTEMBER 30,
                                                         ---------------------
                                                         1996    1997    1998
                                                         -----   -----   -----
Managed Facilities.....................................    770     877   1,302
Leased Facilities......................................    552     709   1,071
Owned Facilities.......................................     37      58      67
                                                         -----   -----   -----
          Total........................................  1,359   1,644   2,440
                                                         =====   =====   =====

The general terms and benefits of these types of arrangements are described as follows:

        Management Contracts. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums and claims and other indirect overhead. Central Parking's responsibilities under a management contract as a facility manager include hiring, training, and staffing parking personnel, and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, Central Parking is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, or for providing security or guard services or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms. Although management contracts typically are for relatively short terms, Central Parking's renewal rates for each of the past five fiscal years were in excess of 91%. With respect to insurance, Central Parking's clients have the option of obtaining insurance on their own or having Central Parking provide insurance as part of the services provided under the management contract. Because of its size and claims experience, Central Parking can purchase such insurance at significant discounts to comparable market rates and, management believes, at lower rates than Central Parking's clients can generally obtain on their own. Accordingly, Central Parking generates profits on the insurance provided under its management contracts. See "-- Litigation and Insurance."

        Leases. Central Parking's rent under leases is generally either a fixed annual amount, a percentage of gross revenues, or a combination thereof. Leased facilities generally require a longer commitment and a larger capital investment by Central Parking than managed facilities but generally provide a more stable source of revenue and a greater opportunity for long-term revenue growth. The cost of parking includes rent, payroll and related benefits, depreciation, maintenance, insurance, and general operating expenses. Under its leases, Central Parking is typically responsible for all facets of the parking operations, including pricing, utilities, and ordinary and routine maintenance, but is generally not responsible for structural, mechanical, or electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with a renewal term, and provide for a contractually established payment to the facility owner regardless of the operating earnings of the parking facility.

        Fee Ownership. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. All changes in owned facility revenue flow directly to Central Parking, and Central Parking has the potential to realize benefits of appreciation in the value of the underlying real estate if the property is sold. The ownership of a parking facility brings Central Parking complete responsibility for all aspects of the property, including all structural, mechanical, or electrical maintenance or repairs.

        Joint Ventures. Central Parking seeks joint venture partners who are established local or regional developers pursuing financing alternatives for development projects. Joint ventures typically involve a development where the parking facility is a part of a larger multi-use project, allowing Central Parking's joint venture partners to benefit from a capital infusion to the project. Joint ventures offer the revenue growth potential of ownership with a partial reduction in capital requirements. Central Parking has interests in joint ventures that own or operate parking facilities located in Nashville, Denver, Tulsa, St. Louis, Mexico City, Berlin, Dresden, and Frankfort.

        MBE Partnerships. Central Parking is currently a party to eleven separate minority business enterprise partnerships. These are generally partnerships formed by Central Parking and a minority businessperson to manage a facility. Central Parking owns 60% to 70% of the partnership interests in each partnership and typically receives management fees before partnership distributions are made to the partners.

COMPETITION

The parking industry is fragmented and highly competitive, with few barriers to entry. Central Parking faces direct competition for additional facilities to manage, lease, or own and the facilities currently operated by Central Parking face competition for employees and customers. Central Parking competes with a variety of other companies to add new operations. Although there are relatively few large, national parking companies that compete with Central

Parking, developers, hotel companies, and national financial services companies have the potential to compete with parking companies. Municipalities and other governmental entities also operate parking facilities which compete with Central Parking. Central Parking also faces competition from local owner-operators of facilities who are potential clients for Central Parking's management services. Construction of new parking facilities near Central Parking's existing facilities could adversely affect Central Parking's business.

Management believes that it competes for clients based on rates charged for services; ability to generate revenues for clients; ability to anticipate and respond to industry changes; range of services; and ability to expand operations. Central Parking has a reputation as a leader in the industry and as a provider of high quality services. Central Parking is one of the largest companies in the parking industry and is not limited to a single geographic region. Central Parking also has the financial strength to make capital investments as an owner or joint venture partner that smaller or more leveraged companies do not have. Central Parking's size has also allowed it to centralize administrative functions that give the decentralized managerial operations cost-efficient support. Moreover, Central Parking has obtained broad experience in managing and operating a wide variety of facilities over the past 30 years. Additionally, Central Parking is able to attract and retain quality managers through its incentive compensation system that directly rewards successful sales and marketing efforts and places a premium on profitable growth.

LITIGATION AND INSURANCE

The ownership of property and provision of services to the public entails an inherent risk of liability. Although Central Parking is engaged in routine litigation incidental to its business, there is no legal proceeding to which Central Parking is a party which, in the opinion of management, will have a material adverse effect upon Central Parking's financial condition, results of operations or liquidity. Central Parking takes steps to attempt to disclaim its liability for personal injury and property damage claims by printing disclaimers on its ticket stubs and by placing warning signs in the facilities it owns or operates. Central Parking also carries liability insurance that management believes meets industry standards; however, there can be no assurance that any future legal proceedings (including any related judgments, settlements, or costs) will not have a material adverse effect on Central Parking's financial condition and results of operations.

Central Parking purchases comprehensive liability insurance covering parking facilities owned, leased, and managed by Central Parking. Such comprehensive liability insurance coverage is in the amount of $1.0 million per occurrence and $1.0 million in the aggregate per facility. In addition, Central Parking purchases group insurance with respect to all Central Parking employees, whether such persons are employed at owned, leased, or managed facilities. Because of the size of the operations covered, Central Parking purchases these policies at prices that, management believes, represent a discount to the prices that would be charged to parking facility owners on a stand-alone basis. Pursuant to its management contracts, Central Parking charges its customers for insurance at rates it believes approximate market rates based upon its review of the applicable market. In each case, Central Parking's clients have the option of purchasing their own policies, provided Central Parking is named as an additional insured; however, because Central Parking's fees for insurance are generally competitive with market rates, Central Parking's clients have historically chosen to pay Central Parking's insurance fees. A reduction in the number of clients that purchase insurance through Central Parking, however, could have a material adverse effect on the operating earnings of Central Parking. In addition, although Central Parking's cost of insurance has not fluctuated significantly in recent years, a material increase in insurance costs due to increased claims experienced by Central Parking could adversely affect the profit associated with insurance charges pursuant to management contracts and could have a material adverse effect on the operating earnings of Central Parking.

REGULATION

Central Parking's business is not substantially affected by federal governmental regulation, although parking facilities are sometimes directly regulated by both municipal and state authorities. The facilities in New York City are, for example, subject to certain governmental restrictions concerning numbers of cars, pricing, and certain prohibited practices. Central Parking is also affected by laws and regulations (such as zoning ordinances) that are common to any business that owns, leases or manages real estate and by regulations (such as labor and tax laws) that affect companies with a large number of employees. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit, including, for example, a Los Angeles, California law prohibiting employers from reimbursing employee parking expenses. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact Central Parking's business.

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the ownership or operation of parking facilities, Central Parking may be potentially liable for such costs. Although Central Parking is currently not aware of any material environmental claims pending or threatened against it or any of its owned or operated parking facilities, there can be no assurance that a material environmental claim will not be asserted against Central Parking or against its owned or operated parking facilities. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on Central Parking's financial condition or results of operations.

Various other governmental regulations affect Central Parking's operation of parking facilities, both directly and indirectly, including the Americans with Disabilities Act ("ADA"). Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons.

For example, the ADA requires parking facilities to include handicapped spaces, headroom for wheelchair vans, attendants' booths that accommodate wheelchairs, and elevators that are operable by disabled persons. Management believes that the parking facilities Central Parking owns and operates are in substantial compliance with these requirements.

                   PRINCIPAL SHAREHOLDERS OF CENTRAL PARKING

The table below sets forth certain information regarding the beneficial ownership of the Central Parking Common Stock, as of the date hereof, and as adjusted to reflect the Merger based on an assumed Exchange Ratio of 88.658 (see "The Merger -- General") of (i) each person known to Central Parking to beneficially own, or who is expected to beneficially own, more than 5% of the Central Parking Common Stock, (ii) each current director of Central Parking and each expected director of Central Parking after the Merger, (iii) Central Parking's Chief Executive Officer and the four other most highly compensated executive officers, and (iv) all directors and executive officers of Central Parking as a group. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares of Central Parking Common Stock shown as beneficially owned by them.

                                         SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                             OWNED PRIOR            OWNED AFTER
                                           TO THE MERGER(1)          THE MERGER
                                         --------------------   --------------------
                                           NUMBER     PERCENT     NUMBER     PERCENT
                                         ----------   -------   ----------   -------
Monroe J. Carell, Jr.(2)(3)............  10,820,393     36.6%   10,820,393    29.1%
The Carell Children's Trust(4).........   7,167,572     24.2     7,167,572    19.3
Monroe Carell, Jr. Foundation(5).......     149,999        *       149,999       *
Monroe Carell, Jr. 1994 Grantor
  Retained Annuity Trust(2)(6).........   1,720,877      5.8     1,720,877     4.6
AEW Partners, L.P.(7)..................           0        *     3,385,671     9.1
Apollo Real Estate Investment Fund II,
  L.P.(8)..............................           0        *     3,385,671     9.1
James H. Bond(9).......................     321,982      1.1       321,982       *
Emanuel J. Eads(10)....................      28,717        *        28,717       *
Jeff L. Wolfe(11)......................      26,954        *        26,954       *
Alan J. Kahn(12).......................      19,897        *        19,897       *
Cecil Conlee(13).......................      22,205        *        22,205       *
John W. Eakin(14)......................      25,993        *        25,993       *
Edward G. Nelson(15)...................      30,568        *        30,568       *
William C. O'Neil, Jr.(14).............      31,618        *        31,618       *
P.E. Sadler(16)........................      28,468        *        28,468       *
Lowell Harwood(17).....................      24,927        *        24,927       *
Lewis Katz(18).........................     672,822      2.3       672,822     1.8
William S. Benjamin(19)................           0        *             0       *
Marc L. Davidson(20)...................           0        *             0       *
All directors and executive officers as
  a group (19 persons) (21)............  12,127,966     40.6%   12,127,966    32.4%
                                         ==========             ==========

---------------

  *  Indicates less than 1%
 (1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of the date of this Joint Proxy Statement/Prospectus that such person or group has the right to acquire within 60 days after such date, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage for such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
 (2) Address: 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.
 (3) Includes 13,241 shares held in Central Parking's Deferred Unit Plan, which Plan contains a power of attorney pursuant to which Mr. Carell votes such shares, options to purchase 15,560 shares granted pursuant to the Key Personnel Plan, 1,850,899 shares held by two trusts with respect to which Mr. Carell is trustee and is entitled to an annuity and 149,999 shares held by the Monroe Carell, Jr. Foundation. See footnotes 5 and 6. Excludes 7,167,572 shares held by The Carell Children's Trust and 93,030 shares held by trusts benefitting Mr. Carell's grandchildren, with respect to which Mr. Carell disclaims beneficial ownership.
 (4) The Carell Children's Trust is a trust created by Mr. Carell in 1987 for the benefit of his children, the trustee of which is Equitable Trust Company, 800 Nashville City Center, 511 Union, Nashville, Tennessee 37219.
 (5) The Monroe Carell, Jr. Foundation is a charitable private foundation of which Mr. Carell is president and a director.
 (6) The Monroe Carell, Jr. 1995 Grantor Retained Annuity Trust and The Monroe Carell, Jr. 1994 Grantor Retained Annuity Trust are trusts created in 1995 and 1994 respectively, of which Mr. Carell is trustee and from which Mr. Carell is entitled to an annuity until September 1999 with the remainder passing to his children.
 (7) Address: 225 Franklin Street Boston, MA 02110. Shares owned by AEW may be deemed beneficially owned by, its general partner, AEW/L.P., and the general partner of AEW/L.P., AEW, Inc.
 (8) Address: 1301 Avenue of the Americas, New York, NY 10019. Shares owned by Apollo may be deemed beneficially owned by its general partner, Apollo Real Estate Advisors II, L.P. ("AREA II"), and the general partner of AREA II, Apollo Real Estate Capital Advisors II, Inc.
 (9) Includes 267,750 shares of restricted stock granted in connection with Mr. Bond's Performance Agreement, 2,250 shares held by his spouse, 1,125 shares held by the Emily Bond Trust of which Mrs. Bond is trustee, 733 shares held by his daughter and options to purchase 27,000 shares of Central Parking Common Stock.
(10) Includes options to purchase 20,249 shares of Central Parking Common Stock.
(11) Includes options to purchase 20,249 shares of Central Parking Common Stock, 2,250 shares held by Mr. Wolfe's spouse, and 1,125 shares held by the Patricia Wolfe Children's Trust of which Mr. Wolfe is trustee, and for which Mr. Wolfe disclaims beneficial ownership.
(12) Includes options to purchase 15,749 shares of Central Parking Common Stock.
(13) Includes 718 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 20,250 shares of Central Parking Common Stock.
(14) Includes 118 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 20,250 shares of Central Parking Common Stock.
(15) Includes 4,500 shares held by Mr. Nelson's spouse, of which Mr. Nelson disclaims beneficial ownership, 118 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 20,250 shares of Central Parking Common Stock.

(16) Includes 582 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan, options to purchase 20,250 shares of Central Parking Common Stock granted pursuant to the Director Stock Option Plan and 2,200 shares held by his spouse.
(17) Includes 1,177 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 11,250 shares of Central Parking Common Stock.
(18) Includes 667,779 owned by a partnership of which Mr. Katz is a general partner, options to purchase 5,000 shares of Central Parking Common Stock and 43 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan.
(19) Mr. Benjamin is expected to be Apollo's nominee to the Central Parking Board after the Merger. The indicated number of shares for Mr. Benjamin does not include shares to be acquired by Apollo in the Merger. Mr. Benjamin is a principal of Apollo Real Estate Advisors II, L.P., the general partner of Apollo, and disclaims beneficial ownership of all shares not directly held by him.
(20) Mr. Davidson is expected to be AEW's nominee to the Central Parking Board after the Merger. The indicated number of shares for Mr. Davidson does not include shares to be acquired by AEW in the Merger. Mr. Davidson disclaims beneficial ownership of all shares not directly held by him.
(21) Includes options to purchase 269,054 shares of Central Parking's Common Stock, 270,624 shares of restricted stock and 13,241 shares held in Central Parking's Deferred Unit Plan.

                            DESCRIPTION OF ALLRIGHT

BUSINESS -- GENERAL

Allright is a holding company, the sole material asset of which is 100% of the authorized, issued and outstanding shares of common stock, $0.10 par value, of Allright Corporation. Beginning operations in 1926, Allright Corporation is one of the world's largest and most experienced full-service parking management companies. As of September 30, 1998, Allright operated approximately 2,315 facilities containing approximately 550,000 parking spaces, including 72 facilities in Canada containing approximately 30,000 parking spaces. As of September 30, 1998, Allright operated facilities in over one hundred cities across the United States and Canada, including facilities in thirty-three states, the District of Columbia, and two Canadian provinces. Facilities operated by Allright include such premier facilities as The Sears Tower Garage in Chicago, Tabor Center Garage in Denver, Convention Center Garage in Cincinnati, the Boston Commons Garage in Boston, the Lincoln Center Garage in New York City and Rich Stadium in Buffalo.

OPERATIONS; STRUCTURE

Allright, in its name and through various subsidiaries and joint ventures, operates parking facilities under three different types of arrangements: fee ownership, leases, and management contracts. As of September 30, 1998, Allright, directly or indirectly, owned 195 facilities, leased 1,473 facilities, and operated 647 facilities through management contracts. The general terms of the management contracts and leases to which Allright and its subsidiaries are a party are similar to those to which Central Parking is a party as described under "Description of Central Parking -- Operating Arrangements; Management Contracts." Allright and its subsidiaries' management contract renewal rates for the years ended June 30, 1996, 1997 and 1998, were 89%, 92% and 89%, respectively.

The following table illustrates the number of facilities managed, leased, and owned, directly and indirectly, by Allright in both the United States and Canada as of September 30, 1998.

                                                                    PERCENT OF
                                                                      TOTAL
                                 MANAGED   LEASED   OWNED   TOTAL   FACILITIES   SPACES
                                 -------   ------   -----   -----   ----------   -------
United States..................    624     1,426     193    2,243       97       515,198
Canada.........................     23        47       2       72        3        29,909
                                   ---     -----     ---    -----      ---       -------
          Total................    647     1,473     195    2,315      100       545,107
                                   ===     =====     ===    =====      ===       =======

Allright's facilities are currently organized into 4 divisions, and these divisions are further subdivided into 16 regions. Thirteen of the regions are supervised by a regional manager who reports directly to a divisional manager. The following table summarizes certain information regarding Allright's facilities as of September 30, 1998:

                                                                                                         PERCENTAGE
                                                        NUMBER                                  TOTAL     OF TOTAL
DIVISION   REGION                CITIES              OF LOCATIONS   MANAGED   LEASED   OWNED   SPACES      SPACES
--------   ------                ------              ------------   -------   ------   -----   -------   ----------
1          A....    Birmingham, Chattanooga,              110          19        85       6     13,336       2.4%
                    Fort Myers, Gainesville,
                    Jacksonville, Knoxville,
                    Lynchburg, Mobile
1          B....    Atlanta, Charlotte, Miami,            122          19        83      20     19,969       3.7%
                    Savannah, Tampa, West
                    Palm Beach
1          C....    Cincinnati, Hebron, Dayton,           129          26        78      25     23,211       4.3%
                    Indianapolis, Newport
                    News, Roanoke, Roanoke
                    Airport, Winston-Salem
1          D....    Ann Arbor, Burlington,                116         107         9      --     70,396      12.9%
                    Detroit, Holyoke, Lincoln,
                    Manchester, Montpelier,
                    Northampton, Pittsfield,
                    Pontiac, Richmond,
                    Scranton, Wilkes-Barre
2          A....    Long Beach, Los Angeles,              131          24       103       4     21,251       3.9%
                    San Diego
2          B....    Oakland, Reno,                        119          33        85       1     16,825       3.1%
                    Sacramento, San Francisco
2          C....    Kansas City, Milwaukee,               166          34       116      16     34,014       6.2%
                    Milwaukee Airport,
                    Minneapolis, Omaha,
                    Seattle
3          A....    Baton Rouge, Little Rock,             301          56       222      23     32,932       6.0%
                    Louisville, Memphis,
                    Nashville, New Orleans,
                    Shreveport
3          B....    Austin, Beaumont, Dallas,             355          89       235      31     63,977      11.7%
                    El Paso, Fort Worth,
                    Houston, Lake Charles,
                    Peoria, Springfield
3          C....    Albuquerque, Corpus                   208          50       139      19     60,495      11.1%
                    Christi, Denver, Denver
                    Airport, Las Vegas,
                    Phoenix, Phoenix Airport,
                    San Antonio, St. Louis
3          D....    Tulsa, Houston Airport                  4          --         1       3      2,601       0.5%
4          A....    Binghamton, Buffalo,                  197          49       130      18     64,312      11.8%
                    Columbus, Poughkeepsie,
                    Poughkeepsie -- Transit,
                    Rochester, Rochester
                    Airport, Syracuse, Syracuse
                    Airport, Toledo
4          B....    Baltimore, Chicago, Jersey            171          28       121      22     31,709       5.8%
                    City, Newark, Philadelphia,
                    Washington D.C.
4          C....    Montreal, Ottawa, Toronto              72          23        47       2     29,909       5.5%
4          D....    Boston                                 11           1         5       5      2,302       0.4%
4          E....    Edison -- CT, Edison -- MD,           103          89        14      --     57,868      10.6%
                    Edison -- NJ, Edison -- NY,
                    Edison -- PA, Edison -- VA
                                                        -----         ---     -----     ---    -------     -----
    TOTAL                                               2,315         647     1,473     195    545,107       100%
                                                        =====         ===     =====     ===    =======     =====

STRATEGY & GROWTH

Management believes that Allright's size and experience are the cornerstones of its success in the parking services industry. Technological applications to the parking services industry and professional management strategies have contributed to Allright's success. Since 1926, Allright Corporation's exclusive business focus has been parking services. Over its seventy-two year history, the company has accumulated an extraordinarily broad base of operational expertise in virtually every segment of the parking industry. Allright's primary business strategy has been to aggressively grow the company through both synergistic acquisitions and the addition of new management contracts and leased facilities. Allright's primary operating strategy has been to increase profitability of its managed, leased, and fee owned facilities by focusing on core operations and emphasizing: decentralized management; strict revenue control; advanced management information technology; strategic marketing/sales programs; ancillary parking services; and continual employee training programs. While implementing both its operating and business strategies, Allright has always maintained a basic philosophy focused on providing the highest quality of parking and client service. As both an owner and operator, much of Allright's success stems from its clear understanding that parking is a local business. Every facility has its own uniqueness, and every client has its own needs and priorities.

In addition, the expertise and resources of Allright's controlling shareholders have played a large part in Allright's growth. AEW is an investment partnership managed by AEW Capital Management, L.P., a Boston-based full-service real estate advisor, which represents pension funds, university endowments, retirement programs, and other institutional investment groups. Apollo, a New York-based real estate investment advisor, represents a broad spectrum of institutional investors and has extensive experience with ownership and management of real estate operating companies.

As the chart below demonstrates, Allright has embarked on an aggressive growth strategy:

                                                          YEAR ENDED JUNE 30,
                                                         ---------------------
                                                         1996    1997    1998
                                                         -----   -----   -----
MANAGED FACILITIES:
  Beginning of year....................................    247     254     364
  Acquired during year.................................      0     102     213
  Added during year....................................     35      54      98
  Deleted during year..................................    (28)    (46)*   (40)
                                                         -----   -----   -----
  End of year..........................................    254     364     635
                                                         -----   -----   -----
  Renewal rate.........................................     89%     92%     89%
LEASED FACILITIES:
  Beginning of year....................................  1,307   1,273   1,315
  Acquired during year.................................      0      39      63
  Added during year....................................    112     161     269
  Deleted during year..................................   (146)   (158)   (153)
                                                         -----   -----   -----
  End of year..........................................  1,273   1,315   1,494
                                                         -----   -----   -----
Renewal Rate...........................................     89%     88%     88%
                                                         -----   -----   -----
OWNED FACILITIES:
  Beginning of year....................................    174     178     179
  Acquired during year.................................      0       0       3
  Purchased during year................................      5       7      19
  Sold during year.....................................      1       6       7
                                                         -----   -----   -----
  End of year..........................................    178     179     194
                                                         -----   -----   -----
          Total facilities (end of year)...............  1,705   1,858   2,323
                                                         =====   =====   =====
SUMMARY:
  Managed..............................................    254     364     635
  Leased...............................................  1,273   1,315   1,494
  Owned................................................    178     179     194
                                                         -----   -----   -----
          Total facilities.............................  1,705   1,858   2,323
                                                         =====   =====   =====

---------------

* 25 of the locations in Toronto were combined into 1 location for accounting purposes and, for purposes of this chart, are categorized as "deleted" during the year.

Allright has completed thirty-nine acquisitions since AEW and Apollo acquired control of Allright in October 1996 for a total purchase price of approximately $90 million. Allright's acquisitions have included both fee asset acquisitions as well as corporate acquisitions. Recent material corporate acquisitions and strategic ventures include the following:

Edison Parking Management, L.P. (the "Edison Partnership"). The Edison Partnership is a limited partnership formed in June 1997 to operate parking facilities throughout the Northeast United States under the "Edison ParkFast" name. The controlling persons of Allright's joint venture partner have been operating parking facilities in the Northeast under the "Edison ParkFast" name since 1955. As of September 30, 1998, the Edison Partnership operated approximately 103 locations in the greater metropolitan New York City area, Philadelphia, Baltimore, and northern New Jersey, including Lincoln Center, the Metropolitan Museum of Art, Columbia Presbyterian Hospital and various office buildings, apartment houses, hotels, retail centers, commuter terminals, and entertainment facilities.

National Garages, Inc. ("National"). In December 1997, Allright purchased National. National was founded in 1925 as a single city operation in Detroit, Michigan and has since grown to over two hundred managed locations, primarily in the Mid-Western United States. National provides services to various businesses, including municipal agencies, hospitals, airports, private developers, retail establishments, and banks. National has maintained its reputation as a pioneer in the parking industry through, among other things, its high-speed ramp designs, its Park-and-Shop concept and its patent on the ticket spitter/gate system.

Allied Parking ("Allied"). On October 1, 1998, Allright closed the acquisition of six long-term leasehold interests and the trademark name Allied Parking. This was the first of a staged acquisition that will result in Allright purchasing up to thirteen long-term leasehold interests. Allied is a New York City based parking operator whose markets cover commercial, hotel, and to a lesser extent residential properties. The concentration of the Allied locations is in midtown Manhattan with the exception of two locations downtown and two locations on the upper east side.

MBE PARTNERSHIPS

Allright is currently a party to several separate minority business enterprise partnerships formed by Allright or a subsidiary of Allright and a minority business person to manage various facilities. Allright typically owns, directly or indirectly, a controlling interest in each partnership and typically receives management fees before partnership distributions are made to the partners.

EMPLOYEES

As of September 30, 1998, Allright, directly and indirectly, employed approximately 5,140 individuals, including both full-time and part-time employees. Management believes that Allright's employee relations are good. Approximately 591 United States employees are represented by labor unions. Cities in which some of Allright's direct or indirect employees are represented by unions are Detroit, Philadelphia, New York City, Syracuse, Seattle, Birmingham, and Chicago. Allright has not experienced any work stoppages within the past five years.

NO ESTABLISHED TRADING MARKET; DIVIDENDS

Allright is a privately-held company and there is no established public trading market for any class of Allright's securities. As of September 30, 1998, there were approximately 60 holders of Allright Common Stock.

Allright has not historically paid dividends but has retained its earnings for future growth. Certain restrictions on paying dividends were also placed upon Allright pursuant to a credit agreement, which is expected to be satisfied in full on the Closing Date from the proceeds from Central Parking's Credit Facility or the proceeds from a new credit facility to be obtained by Central Parking (for which Central Parking has received a commitment letter), and at such time the restrictions set forth in Allright's credit agreement, including the restriction on dividends, will be eliminated.

INTERNATIONAL FOREIGN CURRENCY EXPOSURE

Allright operates subsidiaries in Canada. Currently, Allright has limited exposure to foreign currency risk and has no hedge programs.

YEAR 2000

Allright is currently replacing its computer systems and applications by incorporating advanced technology. Among other advances, the new computer systems will be Year 2000 compliant. The expenditures for system replacement will be accounted for as capital expenditures and will not have a significant impact on Allright's operations or liquidity.

LITIGATION

Allright is involved in routine litigation relating to various contract disputes, property damage and personal injury, none of which management of Allright considers to be material to the business or operations of Allright.

CERTAIN INDEMNIFICATION RIGHTS

Nedinco Delaware Incorporated, a Delaware corporation, and Hang Lung Development Company Ltd., a Hong Kong corporation, have agreed to indemnify Allright for certain costs and liabilities incurred in connection with or arising out of the operations of the Predecessor Company prior to October 31, 1996. As a result of the indemnification, expenses related to items covered by the indemnification are being paid directly by Nedinco Delaware Incorporated.

                ALLRIGHT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                    OVERVIEW

Allright is a holding company, the sole material asset of which is 100% of the authorized, issued and outstanding shares of common stock of Allright Corporation, which began operations in 1926. Allright Corporation is one of the world's largest and most experienced full-service parking management companies. As of June 30, 1998, Allright operated facilities in over one hundred cities across the United States and Canada, including facilities in thirty-three states, the District of Columbia, and two Canadian provinces. Allright operates parking facilities under three different types of arrangements -- management contracts, leases and fee ownership. As of June 30, 1998, Allright operated 635 parking facilities under management contracts, 1,494 parking facilities under leases, and owned either independently or through joint ventures, 194 parking facilities.

On October 31, 1996, Allright Acquisition Company, Inc., a Delaware corporation and wholly owned subsidiary of Allright, acquired all of the common stock (the "Acquisition") of Allright Corporation from Nedinco Delaware Incorporated ("Nedinco"), a Delaware corporation, for approximately $226,334,000, including acquisition-related expenses of approximately $3,267,000. The Acquisition was financed with proceeds from a capital contribution of $65,850,000 from Allright and the remainder was financed through a credit agreement (the "CSFB Credit Agreement") with CS First Boston Mortgage Capital Corp. ("CSFB"). The Acquisition was accounted for as a purchase, and the total purchase price was allocated to assets acquired and liabilities assumed based on their relative fair market values at the date of purchase and resulted in goodwill of approximately $33,596,000.

Amounts for fiscal 1997 reflect the pro forma results of operations of Allright and the Predecessor Company, presented as if the Acquisition had been effected July 1, 1996 (referred to herein as "fiscal pro forma 1997"). Unless otherwise noted in the discussion below, the actual and fiscal pro forma 1997 financial results are the same.

                                                     FISCAL YEAR ENDED JUNE 30,
                                                   ------------------------------
                                                     1996     1997(1)      1998
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Revenues:
  Parking services revenues......................  $167,709   $173,476   $206,448
  Management fee revenues........................     4,645      5,161     10,936
Costs and expenses:
  Cost of parking services.......................   138,604    139,642    169,811
  Depreciation and amortization..................     6,257      6,738      9,633
  General and administrative expenses............     9,271      9,047     11,919
  Issuance of stock to management................        --         --         --
  Amortization of goodwill.......................        --      1,125      1,177
                                                   --------   --------   --------
Income from parking operations...................    18,222     22,085     24,844
Interest expense.................................    (5,915)   (20,577)   (22,859)
Interest and investment income...................       729        973      1,308
Minority interest................................        --       (163)      (289)
Gain (loss) on sales of property.................     1,101         91       (710)
                                                   --------   --------   --------
Income (loss) before income taxes and
  extraordinary item.............................    14,137      2,409      2,294
Income taxes.....................................    (5,955)    (3,328)    (2,226)
                                                   --------   --------   --------
Income (loss) before Extraordinary item..........     8,182       (919)        68
Extraordinary item...............................        --     (1,534)        --
                                                   --------   --------   --------
Net income (loss)................................  $  8,182   $ (2,453)  $     68
                                                   ========   ========   ========

---------------

(1) Gives effect to the Acquisition as if it had been effected July 1, 1996. The foregoing unaudited pro forma amounts are based upon certain assumptions and estimates, including, but not limited to, (a) interest expense on debt incurred to finance the Acquisition, (b) depreciation expense related to the net increase in the values of garages, buildings and leaseholds, (c) amortization of goodwill over 30 years associated with the Acquisition and
    (d) the related tax effects of (a), (b) and (c). Additionally, the nonrecurring charge to the Predecessor Company for the $5,500,000 compensation charge related to the equity commitment made by Nedinco was excluded from the 1997 unaudited pro forma condensed results of operations. The unaudited pro forma information set forth above is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of July 1, 1996, or that may be achieved in the future.

                             RESULTS OF OPERATIONS

  Year ended June 30, 1998 compared to fiscal pro forma year ended June 30, 1997

Parking service revenues and management fee revenues in fiscal 1998 increased to $217.4 million from $178.6 million in fiscal pro forma 1997, an increase of $38.8 million. Of the $38.8 million increase, $10.0 million resulted from parking company acquisitions and individual lot acquisitions in fiscal 1998. A combination of the net addition of 174 leased and managed locations and parking rate increases on existing lots nationwide resulted in a $14.5 million increase in revenue. The remaining increase of $14.3 million was primarily attributable to a full 12 months of revenue, versus one month revenue in 1997, related to Allright's 50 percent controlling interest in the Edison Partnership formed on June 1, 1997, between Allright and Park Fast Parking Management L.P. ("Park Fast").

Cost of parking services in fiscal 1998 increased to $169.8 million from $139.6 million in fiscal pro forma 1997, an increase of $30.2 million. Rent expense increased $10.6 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Payroll expense increased by $6.3 million resulting from the additional personnel associated with acquisitions, new locations and increases on existing payroll. The remaining $13.3 million increase is primarily attributable to the Edison Partnership. Cost of parking services as a percentage of operating revenues, remained relatively consistent at 78.1% in fiscal 1998 compared to 78.2% in fiscal pro forma 1997.

Depreciation and amortization in fiscal 1998 increased to $9.6 million from $6.7 million in fiscal pro forma 1997, an increase of $2.9 million. Of this increase, $1.7 million is attributable to the amortization related to the Edison Partnership management contracts. The remaining increase resulted primarily from parking company acquisitions and lease acquisitions in fiscal 1998. The Acquisition resulted in a pro forma adjustment in 1996 of $0.1 million related to increased monthly leasehold amortization.

General and administrative expenses in fiscal 1998 increased to $11.9 million from $9.0 million in fiscal pro forma 1997, an increase of $2.9 million. This increase was primarily a result of an increase in payroll expense associated with the additional general and administrative expenses of acquired operations, as well as, opening of additional leased and owned locations and the costs associated with acquiring additional personnel in the corporate office.

Amortization of goodwill in fiscal 1998 increased to $1.2 million from $1.1 million in fiscal pro forma 1997, an increase of $0.1 million. The amortization of goodwill increase resulted primarily from parking company acquisitions in 1998. The Acquisition resulted in a pro forma adjustment of $0.4 million related to additional amortization of goodwill.

Interest expense increased in fiscal 1998 to $22.9 million from $20.6 million in fiscal pro forma 1997. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. Additional debt financing was obtained for the Acquisition resulting in a pro forma adjustment to interest expense of $4.9 million.

Interest income increased in fiscal 1998 to $1.3 million from $1.0 million in fiscal pro forma 1997. The increase in interest income was the result of additional short-term investments made during fiscal 1998.

Loss from extraordinary item in fiscal pro forma 1997 was $1.5 million compared to zero in 1998. The decrease is due to the extraordinary loss recognized in connection with the defeasance of industrial revenue bonds in fiscal pro forma 1997.

  Fiscal pro forma year ended June 30, 1997 compared to year ended June 30, 1996

Parking service revenues and management fee revenues in fiscal pro forma 1997 increased to $178.6 million from $172.4 million in fiscal 1996, an increase of $6.2 million. Of the $6.2 million increase, $3.5 million resulted from parking company acquisitions and individual lot acquisitions in fiscal pro forma 1997. The remaining increase was attributable to a combination of the net addition of 36 leased and managed locations and parking rate increases on existing lots nationwide.

Cost of parking services in fiscal pro forma 1997 increased to $139.6 million from $138.6 million in fiscal 1996, an increase of $1.0 million. Contract labor expense increased $0.7 million, principally as a result of labor costs related to the computer systems and contract labor related to the Edison Partnership. Payroll expense accounted for $0.9 million being attributable to a combination of acquisitions, new locations and increases on existing payroll. The remaining decrease of $0.6 million is primarily attributable to a decrease in rent due to a loss of a significant lease in the second quarter of fiscal 1996. Cost of parking services as a percentage of parking revenues decreased to 78.2% in fiscal pro forma 1997 from 80.4% in fiscal 1996. This decrease of 2.2% was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

Depreciation and amortization in fiscal pro forma 1997 increased to $6.7 million from $6.3 million in fiscal 1996, an increase of $0.4 million. This increase resulted primarily from increased capital expenditures including van purchases for off-airport locations and a corporate re-imaging program. In addition, the October 1996 Acquisition resulted in a pro forma adjustment in 1997 of $0.1 million related to increased monthly leasehold amortization and monthly depreciation.

General and administrative expenses in fiscal pro forma 1997 decreased to $9.0 million from $9.3 million in fiscal 1996, a decrease of $0.3 million. This decrease was primarily a result of the discontinuance of management fees paid to the predecessor shareholders.

Amortization of goodwill in fiscal pro forma 1997 increased to $1.1 million from a zero balance in fiscal 1996. The amortization of goodwill in 1997 is a direct result of the Acquisition.

Interest expense increased in fiscal pro forma 1997 to $20.6 million from $5.9 million in fiscal 1996. The increased interest expense was a result of borrowings to fund the Acquisition and additional asset purchases and acquisitions during the year. Additional debt financing was obtained for the Acquisition resulting in a pro forma adjustment to interest expense of $4.9 million.

Interest income increased in fiscal pro forma 1997 to $1.0 million from $0.7 million in fiscal 1996. The increase was a result of additional short-term investments made during fiscal pro forma 1997.

Gain on sales of property, equipment and leases in fiscal pro forma 1997 decreased to $0.1 million from $1.1 million in fiscal 1996. The decrease of $1.0 million was primarily a result of a decrease in the sales of lots in fiscal pro forma 1997.

Loss from extraordinary item in fiscal pro forma 1997 was $1.5 million compared to zero in 1996. The increase is due to the extraordinary loss recognized in connection with the defeasance of industrial revenue bonds in fiscal pro forma 1997.

ACQUISITIONS

On June 1, 1997, Allright acquired a 50 percent controlling interest in the Edison Partnership. The Edison Partnership's assets consist of management contracts contributed by Park Fast. The value of Park Fast's interest is reflected as minority interest in the balance sheet of Allright.

On December 1, 1997, Allright purchased National, based in Detroit, which operates 210 facilities located primarily in the Mid-West United States. The purchase price of approximately $3.7 million was paid in cash and financed through working capital and a draw of $2.2 million on Allright's Permitted Acquisition Loan (as defined below).

During the period from October 31, 1996 through June 30, 1997, Allright acquired four properties and four companies for an aggregate purchase price of $8.4 million. During fiscal year 1998, Allright acquired 19 properties and seven companies for aggregate purchase prices of $35 million and $5.4 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Allright's primary sources of working capital are cash flow from operations. Allright had negative working capital of $9.1 million and $10.4 million as of June 30, 1998 and 1997, respectively which reflects the incongruent timing of Allright's cash inflows and outflows. The principal use of cash flows is to finance the expansion of Allright's operations.

In October 1996, Allright obtained a revolving line of credit with a maximum borrowing capacity of $75 million, maturing October 31, 1999 (the "Permitted Acquisition Loan"). As of June 30, 1998, Allright had $43.7 million available under the Permitted Acquisition Loan, which bears interest at LIBOR plus 3.75 percent. On March 5, 1998, Allright secured a line of credit and letter of credit with Bank One Texas, National Association (the "Bank One Loan"), for a maximum of $5.1 million. As of June 30, 1998, letters of credit outstanding under the Bank One Loan were $1.7 million, leaving $3.4 million available.

The Acquisition. In October 1996, Allright entered into the CSFB Credit Agreement for the purpose of financing the purchase of the Predecessor Company. Allright secured $30 million under Tranche A, Sub-portion One, with an annual interest rate of one-month LIBOR plus 3.00% up to October 30, 1998, and LIBOR plus 3.25% thereafter, and an additional $125 million under Tranche A, Sub-portion Two, with an annual interest rate of LIBOR plus 3% up to October 31, 1998, and LIBOR plus 3.25% thereafter. Allright also secured an additional $30 million under Tranche 2 with an annual interest rate of 12.25% up to October 30, 1998 and 12.50% thereafter. All Tranches are set to mature on October 30, 1999. Upon consummation of the Merger, management believes that the existing debt will be refinanced by Central Parking. In the event the Merger is not consummated, management intends to either refinance the existing debt obligations with CSFB or obtain new financing when they expire on October 30, 1999. Management believes it will obtain this financing at similar or better terms. The Company used the proceeds from these Tranches to finance the purchase of the Predecessor Company, to pay off a majority of its existing notes and to defease all of its Industrial Development Revenue Bonds ("IRBs") in the amount of $17,892,093, of which Allright recorded an extraordinary loss of $1,534,000. While the IRBs have been defeased, at June 30, 1997 and 1998, $15,800,000 and $15,515,000,
respectively, of the IRBs remain outstanding in a defeasance trust.

Issuance of Common Stock. On October 31, 1996, Apollo and AEW each obtained 32,925 shares of the Company for a combined $65.8 million. Since that date, AEW and Apollo have each obtained an additional 5,263 shares for a total combined $15.8 million. From February 28, 1997 through June 30, 1998, an executive of Allright has purchased a total of 900 shares of Allright, for a combined $0.9 million. In addition 1,650 shares were issued to management for a combined $1.65 million, and 400 shares were issued to a financial advisory firm that assisted Allright during the Acquisition.

Leases. Allright leases parking properties pursuant to noncancellable operating leases that expire at various dates through 2073. In addition to regular rental, certain leases require payment of a percentage of gross receipts. The terms of certain lease agreements also provide for payment by the lessee of taxes, insurance and maintenance on the facilities. Certain long-term lease agreements also have various terms of renewal, escalation clauses and provisions under which Allright could share in any gains upon the sale of property during the lease term. Allright also uses rental income from subleases to offset current lease payments.

IMPACT OF INFLATION AND CHANGING PRICES

The primary sources of revenues to Allright are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. Allright believes that inflation has had a limited impact on its overall operations for fiscal years ended June 30, 1998 and 1997.

YEAR 2000

Allright has considered the impact of year 2000 issues on its computer systems and applications and has developed a remediation plan. The general ledger system is year 2000 compliant. Compliance activities are in process with respect to field office systems and facilities' systems. Equipment upgrades and revisions are expected to remedy field issues by the year 2000. Allright believes the impact of the year 2000 will not have a significant impact on its operations or liquidity.

ACCOUNTING PRONOUNCEMENTS

In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. Allright is required to adopt SFAS No. 130 in the first quarter of fiscal 1999. Reclassification of comparative financial statements provided for earlier periods will be required. Allright believes that the display of comprehensive income will only differ from the currently reported net income by the foreign currency translation currently reported in the consolidated statement of stockholders' equity.

RECENT DEVELOPMENTS

Allied Parking. On October 1, 1998, Allright purchased from Allied four leases relating to parking facilities in Manhattan, with maturities ranging from 2006 to 2029 for $14.2 million in cash. Allied agreed to lease to Allright two more lots for 19 years each in exchange for a prepaid lease payment of $4.9 million. Allright also purchased the right to use the "Allied Parking" name for $835,000 in cash.

Merger with Central Parking. On September 21, 1998, the Merger Agreement was signed pursuant to which Allright will merge with Central Parking Sub. The Merger, which is expected to be accounted for as a pooling of interests transaction, is based on an equity purchase price of $564 million, which is subject to adjustment for, and reduction related to, among other things, transaction costs, acquisitions and Allright indebtedness. For purposes of computing the Exchange Ratio, the Central Parking Common Stock will have a deemed price of $46.00 per share. The Merger remains subject to certain closing conditions, including the expiration of the waiting period under the HSR Act. The Merger is also subject to approval by the shareholders of both Central Parking and Allright at the Special Meetings. The Merger is anticipated to close in early 1999.

System Conversion. Allright is in the process of upgrading local and wide area information networks, computer hardware, software, and connection devices to comply with Year 2000 issues. The vendors of such computer equipment have warranted that their systems will appropriately process information beyond Year 2000. Allright expects that the conversion of all system critical functions will be completed no later than the end of the first calendar quarter of 1999. Management expects this conversion timetable to provide adequate opportunity to fully test and address any unforeseen Year 2000 issues. Management believes that the system is operating sufficiently to produce the necessary management reporting needed to operate Allright on a timely basis and that all reporting capabilities will be ready as necessary.

                       PRINCIPAL SHAREHOLDERS OF ALLRIGHT

The table below sets forth certain information regarding the beneficial ownership of Allright Common Stock, as of the date hereof, and as adjusted to reflect the Merger based on an assumed Exchange Ratio of 88.658 (see "The
Merger -- General") of (i) each person known to Allright to beneficially own more than 5% of the Allright Common Stock, (ii) each director of Allright, (iii) Allright Corporation's chief executive officer and four other most highly compensated executive officers, and (iv) all directors of Allright and executive officers of Allright Corporation as a group.

                                                                         ESTIMATED
                                                ALLRIGHT COMMON       CENTRAL PARKING
                                               STOCK BENEFICIALLY      COMMON STOCK
                                                 OWNED PRIOR TO         OWNED AFTER
                                                   MERGER(1)              MERGER
                                               ------------------   -------------------
                                               NUMBER    PERCENT     NUMBER     PERCENT
                                               -------   --------   ---------   -------
AEW Partners, L.P.(2)........................  38,188      48.1%    3,385,671     9.1
Apollo Real Estate Investment Fund II,
  L.P.(3)....................................  38,188      48.1     3,385,671     9.1
Marc L. Davidson(2)..........................       0         *             0       *
Thomas J. Nolan, Jr.(2)......................       0         *             0       *
Michael McGillis(2)..........................       0         *             0       *
William S. Benjamin(3).......................       0         *             0       *
Lee S. Neibart(3)............................       0         *             0       *
Stuart Koenig(3).............................       0         *             0       *
Gregory P. Shay(4)...........................  3,835.75     4.7       340,069       *
Timothy L. Grady(5)..........................     370         *        32,803       *
Peter D. Dane(6).............................     210         *        18,618       *
Monty Stone(7)...............................     210         *        18,618       *
Terry Chen(8)................................     220         *        19,504       *
All directors and executive officers as a
  group
  (11 persons)...............................  4,635.75     5.6%          N/A     N/A

---------------

 *  Indicates less than 1%
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of the date of this Joint Proxy Statement/Prospectus that such person or group has the right to acquire within 60 days after such date, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage for such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
(2) Address: c/o AEW Capital Management, L.P., 225 Franklin Street, Boston, MA 02110. Shares of Allright Common Stock owned by AEW may be deemed beneficially owned by its general partner, AEW/L.P., and by the general partner of AEW/L.P., AEW, Inc. The indicated number of shares of Allright Common Stock for Messrs. Davidson, Nolan and McGillis does not include shares held by AEW. Messrs. Davidson, Nolan and McGillis, directors of Allright, are employed by AEW or its affiliates, and disclaim beneficial ownership of all shares of Allright Common Stock not directly held by them.

    Mr. Davidson is expected to be AEW's nominee to the Central Parking Board after consummation of the Merger.
(3) Address: c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, NY 10019. Shares of Allright Common Stock owned by Apollo may be deemed beneficially owned by its general partner, Apollo Real Estate Advisors II, L.P. ("AREA II") and by AREA II's general partner, Apollo Real Estate Capital Advisors II, Inc. The indicated number of shares of Allright Common Stock for Messrs. Benjamin, Neibart and Koenig does not include shares held by Apollo. Messrs. Benjamin, Neibart and Koenig, directors of Allright, are principals of AREA II, the general partner of Apollo, and disclaim beneficial ownership of all shares not directly held by them. Mr. Benjamin is expected to be Apollo's nominee to the Central Parking Board after consummation of the Merger.
(4) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 1,220 shares which have vested and are immediately exercisable as of the date hereof, and options to purchase 1,697 shares which are expected to be vested and exercisable upon consummation of the Merger. Mr. Shay's employment agreement provides that he is entitled to options to purchase an additional 6.25 shares of Allright each month in lieu of salary otherwise due, which options will be immediately vested and exercisable.
(5) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 185 shares of Allright common stock which are currently vested and exercisable and options to purchase 185 shares of Allright common stock which are expected to be vested and exercisable upon consummation of the Merger.
(6) Address: c/o Allright Corporation, 59 Temple Place, Suite 402, Boston MA, 02111. Includes options to purchase 105 shares of Allright common stock exercisable within 60 days from the date hereof.
(7) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 105 shares of Allright common stock exercisable within 60 days from the date hereof.
(8) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 110 shares of Allright common stock exercisable within 60 days from the date hereof.

                       MANAGEMENT OF ALLRIGHT CORPORATION

EXECUTIVE OFFICERS

NAME                                  AGE    POSITION WITH ALLRIGHT CORPORATION
----                                  ---    ----------------------------------
Gregory P. Shay.....................  38    President, Chief Executive Officer
Timothy L. Grady....................  42    Executive Vice President, Chief
                                              Operating Officer
Terry Chen..........................  47    Chief Financial Officer
Peter D. Dane.......................  50    Executive Vice President,
                                            Division Manager, Northeast & Canada
Richard Dane........................  44    Division Manager, West
Monty Stone.........................  62    Division Manager, Southwest
Daniel Baldwin......................  48    Division Manager, Southeast
Daniel McKee........................  44    Regional Manager

Gregory P. Shay, was named President and CEO of Allright Corporation on March 1, 1997. Mr. Shay joined Allright Corporation from the real estate advisory firm of AEW Capital Management Corporation, where he was instrumental in AEW's acquisition of Allright in addition to other acquisitions totaling over $1.5 billion. Prior to joining AEW, Mr. Shay worked for Colony Capital Real Estate Advisors as Vice President -- Acquisitions; London & Leeds Development Corporation as Regional Vice President, Local Partner; and JMB Realty Corporation as Vice President, Acquisitions. Mr. Shay holds a BS in Mechanical Engineering and a BA in Economics from Brown University. Mr. Shay currently serves on Allright's Board of Directors.

Timothy L. Grady, Executive Vice President, oversees Allright Corporation's nationwide administrative operations. These operations include the departments of finance/accounting, human resources, marketing and information systems. Before joining Allright in September 1997, Mr. Grady served as Senior Vice President and Chief Financial Officer for Oshman's Sporting Goods, Inc. Prior to Oshman's, he spent six years at Solo Serve Corporation in several capacities including Senior Vice President and Chief Operating Officer and Vice President of Finance. Mr. Grady holds an MBA from the University of Texas and a BS in Accounting from Texas Lutheran College. He is also a CPA.

Terry Chen, joined Allright Corporation in 1991 as Chief Financial Officer. He is responsible for all activities related to financial analysis, financial reporting, financial administration, internal/external reporting and treasury. Before coming to Allright, he served as CFO at the Children's Hospital at Stanford (Stanford University) and prior to that he worked with the accounting firm of Ernst & Young in Los Angeles, CA. Mr. Chen received a BA at Whittier College in Los Angeles and an MBA from the University of California, Los Angeles. He is also a CPA.

Peter Dane, Executive Vice President and Division Manager, joined Allright Corporation in 1972, after graduating with honors from Harvard College. During his tenure, Mr. Dane has worked as President of Allright's Philadelphia subsidiary, President of the Philadelphia Airport, and as Regional Manager of New England, Canadian, Mid-Atlantic and upstate New York operations. In 1985 he was promoted to Division Manager of the Northwest

United States and of all Canadian operations. Currently, Mr. Dane's division oversees the states of Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio and Pennsylvania and the provinces of Ontario and Quebec. His responsibilities also include acquisition management.

Richard Dane, Division Manager, joined Allright Corporation in 1975 upon graduation from the University of Rhode Island. He was named Division Manager of West Coast Operations in 1989. He oversees the operations of numerous cities in California, Minnesota, Missouri, Nebraska, Washington, and Wisconsin.

Monty Stone, Division Manager, joined Allright in 1969 as Vice President of Houston operations, after having sold his parking business to Allright Corporation. He started his own parking business in 1964 and built his company to include over 50 locations in Houston and San Antonio. Since merging with Allright Corporation, he has lived in Houston serving as Division Manager of operations in the Southwestern United States.

Daniel Baldwin, Division Manager, began his career with Allright Corporation in 1972. He was named Vice President, Southeast Division in 1993. Mr. Baldwin is responsible for the states of Alabama, Florida, Georgia, Michigan, Pennsylvania, Tennessee and Virginia, which includes over 400 operations in approximately 30 cities.

Daniel McKee, Regional Manager, has been with Allright Corporation for 19 years. He oversees Allright Corporation's operations in Arizona, Missouri, Kansas, Colorado, New Mexico, and portions of Texas and Nevada. Mr. McKee sits on the Downtown Denver, Inc. Board of Directors, is a member of the DDI Management Council, and has also received mayoral appointments to serve on various advisory boards and tasks forces.

                       MANAGEMENT OF THE COMBINED COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the expected directors and executive officers of the combined company as of the date of this Joint Proxy Statement/ Prospectus. Although certain executive officers of Allright are expected to become executive officers of the combined company, such decisions have not been finalized.

NAME                                  AGE      POSITION WITH CENTRAL PARKING
----                                  ---      -----------------------------
Monroe J. Carell, Jr................  67    Chairman of the Board, Chief
                                            Executive Officer
James H. Bond.......................  56    President, Chief Operating Officer,
                                              Director
Stephen A. Tisdell..................  46    Chief Financial Officer
Emanuel J. Eads.....................  46    Executive Vice President
Jeff L. Wolfe.......................  38    Senior Vice President
Alan J. Kahn........................  37    Senior Vice President -- European
                                              Operations
Greg Susick.........................  38    Senior Vice President
William R. Porter...................  43    Senior Vice President
Benjamin F. Parrish, Jr.............  42    Senior Vice President and General
                                              Counsel
Ben Wolfley.........................  38    Vice President and Controller
John W. Eakin(1)(2).................  43    Director
Edward G. Nelson(1).................  66    Director
William C. O'Neil, Jr.(2)...........  63    Director
P.E. Sadler(1)......................  61    Director
Cecil Conlee(2).....................  61    Director
Lowell Harwood......................  68    Director
Lewis Katz..........................  56    Director
William S. Benjamin.................  34    Director
Marc L. Davidson....................  39    Director

---------------

(1) Member of Audit Committee
(2) Member of Compensation Committee

All directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Monroe J. Carell, Jr. has served as Chief Executive Officer and Chairman of the Board of Directors of Central Parking for over 18 years. Mr. Carell has also served as a trustee of Vanderbilt University in Nashville, Tennessee, since 1991 and is a member of the Board of Trust of the Urban Land Institute. Mr. Carell is also a member of the Board of Directors of Prison Realty Trust, a publicly held real estate investment trust, and Vanderbilt University Medical Center.

James H. Bond has been employed by Central Parking since 1971 in various positions including general manager and regional manager. He has served as President, Chief Operating Officer, and a member of the Board of Directors of Central Parking since October 1990.

Stephen A. Tisdell has served as Chief Financial Officer of Central Parking since February 1993. From May 1992 to February 1993 he was President and owner of Tisdell Consulting, an independent financial consulting company. Mr. Tisdell served as Executive Vice President, Treasurer, and Secretary of Maison Blanche, Inc., a retail clothing company from June 1991 until May 1992. From February 1987 until June 1991, he served as Group Vice President -- Finance and Chief Accounting Officer of Service Merchandise Corporation, a nationwide retail goods company.

Emanuel J. Eads has served as Executive Vice President since August 1998 and previously as a Senior Vice President of Central Parking since 1985. Mr. Eads has served in various other positions with Central Parking, including general manager and regional manager, since 1974.

Jeff L. Wolfe has served as a Senior Vice President of Central Parking since May 1994 and has served in various other positions with Central Parking, including general manager and regional manager, since 1988.

Alan J. Kahn has served as Senior Vice President -- European Operations since April 1996 and has served in various other positions with Central Parking, including general manager and regional manager, since 1988.

Greg Susick has served as Senior Vice President since 1996 and has served in various other positions with Central Parking, including general manager and regional manager, since 1989.

William R. Porter has served as Senior Vice President -- Acquisitions since November 1996. From 1991 to 1996, Mr. Porter served as Executive Vice President -- Marketing for Ace Parking, a parking management company.

Benjamin F. Parrish, Jr. has served as Senior Vice President and General Counsel since August 1998. From 1993 to 1998, Mr. Parrish served as Senior Vice President and General Counsel of Smith & Nephew, Inc., a medical products company.

Ben Wolfley has served as Vice President -- Controller since February   , 1998.
From 1993 to 1998, Mr. Wolfley served as Chief Financial Officer, Vice President -- Finance and Controller of Kyzen Corporation, a specialty chemical manufacturer. Mr. Wolfley served as Chief Financial Officer -- Controller of Cannon Industries, Inc., an industrial development and venture capital firm, from 1990 to 1993.

John W. Eakin has served as a director of Central Parking since August 1993. Mr. Eakin has been President of Eakin-Smith, Inc., a real estate development and management company, since September 1987. In April 1996, Mr. Eakin merged his company with Highwoods Properties, Inc., an office and industrial real estate investment trust. Mr. Eakin serves as a director of Highwoods Properties, Inc. and has served on the advisory board of First American Bank since 1994. Mr. Eakins is also a member of the Board of Directors of Prison Realty Trust.

Edward G. Nelson has served as a director of Central Parking since August 1993. Mr. Nelson formed Nelson Capital Corp., a merchant banking firm, in 1985, and has served as the President and Chairman of the Board of such firm since its organization. Mr. Nelson serves as a director of each of Advocat Inc., a long-term care facility owner and operator; ClinTrials Research Inc., a clinical research organization; and Berlitz International, Inc., a language services company. Mr. Nelson also serves as a trustee of Vanderbilt University.

William C. O'Neil, Jr. has served as a director of Central Parking since August 1993. Mr. O'Neil serves as a director of each of Advocat Inc., a long-term care facility owner and operator; ATRIX Laboratories, Inc., a drug delivery company; ClinTrials Research Inc., a clinical research organization Sigma Aldrich Corporation, a manufacturer of research chemicals; and American HealthCorp., Inc., a specialty healthcare service company.

Mr. O'Neil served as Chairman of the Board, President and Chief Executive Officer of ClinTrials Research Inc. from September 1989 to January 1998.

P.E. Sadler has served as a director of Central Parking since 1996. Mr. Sadler is the Chairman of the Board of ActaMed Corporation, a healthcare technology company that he founded in 1992. In 1979, Mr. Sadler founded MicroBilt Corporation and served as its Chairman and Chief Executive Officer. After MicroBilt was acquired by First Financial Management Corporation in 1989, Mr. Sadler remained as Chairman and Chief Executive Officer until 1991.

Cecil Conlee has served as a director of Central Parking since 1996. Mr. Conlee has served as Chairman of the Board and Chief Executive Officer of CGR Investors, a real estate investment and portfolio management services company, since 1989. Mr. Conlee serves on the Board of Directors of Oxford Industries, Inc., a clothing manufacturer, and Rodamco, N.V., a real estate investment company. Mr. Conlee also serves as a trustee of Cornerstone Properties, Inc., International Council of Shopping Centers and Vanderbilt University. Mr. Conlee is a member and past trustee of the Urban Land Institute, a director of Central Atlanta Progress, and The Southern Center for International Studies.

Lowell Harwood has served as a director of Central Parking since June 1997. Mr. Harwood served as Chairman of the Board and Chief Executive Officer of Square from 1968 until its acquisition by Central Parking in January 1997. Mr. Harwood is past President of the Metropolitan Parking Association of New York and a former Treasurer of the National Parking Association. Mr. Harwood also serves as a Trustee of Kean University and a member of the Foundation Board of Trustees of Christ Hospital.

Lewis Katz has been a director of Central Parking since May 1998. Mr. Katz served as the Chief Executive Officer of Kinney from November 1990 until Central Parking acquired Kinney in February 1998. Mr. Katz serves as a director of Orleans Homebuilders, Inc. (formerly FPA Corporation), a residential real estate development company.

William S. Benjamin is expected to become a director of Central Parking after consummation of the Merger and is a principal of Apollo Real Estate Advisors, L.P. which together with its affiliates, serves as general partner of the Apollo Real Estate Investment Funds, private real estate oriented investment entities. Mr. Benjamin's responsibilities include the acquisition and management of real estate-related investments throughout the United States and Western Europe. Prior to joining Apollo in 1995, he was Vice President in the Real Estate Investment Bank of Bankers Trust. Mr. Benjamin serves as a director of several private operating companies in the U.S. and the United Kingdom.

Marc L. Davidson is expected to become a director of Central Parking after consummation of the Merger and is a Portfolio Manager in AEW's Private Equity Investment Group, with responsibility for approximately $1 billion in client investments. As such, Mr. Davidson assists in evaluating and negotiating new investment opportunities and works with asset managers and real estate operators in executing each asset's business plan. Mr. Davidson joined AEW in 1995, bringing 15 years of experience in real estate consulting, property management and development. Prior to joining AEW, Mr. Davidson worked for five years at Coopers & Lybrand as a Senior Manager in the Real Estate and Reorganization Groups, where his areas of expertise included financial and feasibility analysis, systems and internal control development, deal structuring, investment analysis and evaluation. For the previous 10 years, he served as a Financial Officer at Winthrop Management, The Linpro Company and Charter Development. A Certified Public Accountant, Mr. Davidson is a graduate of Bentley College (B.S.).

                  DESCRIPTION OF CENTRAL PARKING CAPITAL STOCK

Central Parking's authorized capital stock currently consists of 50 million shares of Common Stock, par value $.01 per share, and 1 million shares of serial Preferred Stock, par value $.01 per share (the "Preferred Stock"). If the Charter Amendment Proposal is approved by the Central Parking shareholders, the authorized capital stock will be increased to 100 million shares of Central Parking Common Stock. As of October 16, 1998, there were (i) 29,575,892 shares of Central Parking Common Stock issued and outstanding, including 270,786 shares subject to further vesting pursuant to restricted stock agreements, (ii) 883,403 shares of Central Parking Common Stock reserved for issuance upon exercise of outstanding options, and (iii) no shares of Preferred Stock outstanding.

CENTRAL PARKING COMMON STOCK

Each holder of Central Parking Common Stock is entitled to one vote per share on all matters to be voted on by the shareholders. The Charter does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares have the power to elect all directors and to control the resolution of all issues put to a vote of the shareholders. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of the Central Parking Common Stock. All shares of the Central Parking Common Stock outstanding upon consummation of the Merger will be validly issued, fully paid, and nonassessable. The shares of Central Parking Common Stock have the following rights, subject, in each case, to the rights of the holders of any outstanding Preferred Stock: (i) to receive dividends, if any, as may be declared and paid from time to time by the Central Parking Board, in its discretion, from funds legally available therefore; and (ii) upon liquidation, dissolution, or winding up of Central Parking, to receive pro rata all assets remaining available for distribution.

PREFERRED STOCK

The Central Parking Board may authorize, without further action by Central Parking's shareholders, the issuance of up to 1 million shares of Preferred Stock in one or more series, and may fix by resolution, to the extent permitted by the TBCA, the terms and rights of each such series, including the voting powers, full or limited, if any, of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof. The issuance of Preferred Stock by action of the Central Parking Board could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock could also, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer, or other takeover attempt. Although the Central Parking Board is required to make a determination as to the best interests of the shareholders of Central Parking when issuing Preferred Stock, the Central Parking Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in the best interests of Central Parking or in which shareholders might receive a premium for their stock over the then prevailing market price.

CONVERTIBLE TRUST ISSUED PREFERRED SECURITIES

In March 1998, Central Parking created the Trust, which completed a private placement of 4.4 million shares at $25.00 per share of 5.25% convertible Trust Issued Preferred Securities pursuant to an exemption from registration under the Securities Act. The Trust Issued

Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust. Central Parking owns all of the common securities of the Trust. The Trust exists for the sole purpose of issuing the Trust Issued Preferred Securities and investing the proceeds thereof in an equivalent amount of 5.25% Convertible Subordinated Debentures ("Convertible Debentures") of Central Parking due 2028. The net proceeds to Central Parking from the Trust Issued Preferred Securities private placement were $106.0 million. Each Trust Issued Preferred Security is entitled to receive cumulative cash distributions at an annual rate of 5.25% (or $1.312 per share) and is convertible at the option of the holder thereof into shares of Central Parking Common Stock at a conversion rate of 0.4545 shares of Central Parking Common Stock for each Trust Issued Preferred Security (equivalent to $55.00 per share of Central Parking Common Stock), subject to adjustment in certain circumstances. The Trust Issued Preferred Securities do not have a stated maturity date but are subject to mandatory redemption upon the repayment of the Convertible Debentures at their stated maturity (April 1, 2028) or upon acceleration or earlier repayment of the Convertible Debentures.

Central Parking's consolidated balance sheets reflect the Trust Issued Preferred Securities of the Trust as company-obligated mandatorily redeemable convertible securities of subsidiary whose sole assets are the convertible subordinated debentures of Central Parking.

                   COMPARISON OF RIGHTS OF HOLDERS OF CENTRAL
                 PARKING COMMON STOCK AND ALLRIGHT COMMON STOCK

GENERAL

Central Parking is incorporated under the laws of the State of Tennessee, and the rights of Central Parking shareholders are governed by Tennessee law, including the TBCA, the Central Parking Charter, and Central Parking Bylaws. Allright is incorporated under the laws of the State of Delaware, and the rights of Allright shareholders are governed by Delaware law, including the DGCL, the Certificate of Incorporation of Allright (the "Allright Certificate") and the Allright Bylaws. At the Closing, Allright shareholders will become shareholders in Central Parking, and their rights as Central Parking shareholders will be governed by Tennessee law, and will also be governed by the Central Parking Charter and the Central Parking Bylaws, which differ from the Allright Certificate and the Allright Bylaws. Certain of these differences are summarized below.

The following summary is not intended to be an exhaustive examination or a detailed description of the differences between the rights of Central Parking and Allright shareholders and is qualified in its entirety by reference to Tennessee law, Delaware law, the Central Parking Charter, the Central Parking Bylaws, the Allright Certificate and the Allright Bylaws. Allright shareholders should carefully review the information contained in the Central Parking documents, all of which are on file with the Commission. Copies of the Central Parking Charter and Central Parking Bylaws are available without charge, upon request, from Central Parking. Copies of the Allright Certificate and the Allright Bylaws are available without charge, upon request, from Allright.

DIRECTORS

Size of the Board of Directors. The Central Parking Charter provides that the board of directors shall consist of at least three and no more than 15 directors, the exact number to be fixed by resolution adopted by a majority of the directors then in office. The size of the Central Parking board of directors may be increased beyond fifteen to reflect the rights of the holders of preferred stock, if any. The Central Parking Board currently consists of 9 members and will be expanded to 11 pursuant to certain Allright shareholders' right to designate two members of the board under the Merger Agreement. The Allright Certificate provides that the size of the board of directors shall be as set in the Allright Bylaws. The Allright Bylaws provide that the number of directors constituting the full board of directors shall be at least one and no more than 15, the exact number to be fixed by resolution of the board of directors. The Allright Board currently consists of 7 members.

Meetings of the Board of Directors. The Central Parking Bylaws require the board of directors hold a meeting to elect the officers of Central Parking immediately following the adjournment of an annual meeting of shareholders. Special meetings of the Central Parking Board may be called by the chairman, the president or any two directors. The Allright Bylaws provide that regular meetings of the board of directors may be held without notice or special meetings of the Allright Board may be called by the chairman, the president, or any director.

Removal of Directors. The Central Parking Charter and Central Parking Bylaws provide that one or more or the entire board of directors may be removed at any time for cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as one class). The

Central Parking Bylaws define cause with respect to the removal of directors as
(i) any fraudulent or dishonest act or activity by the director or (ii) behavior materially detrimental to the business of Central Parking. Pursuant to Delaware law, any director or the entire board of directors of Allright may be removed, with or without cause, by the affirmative vote of a majority of the shares entitled to be voted at an election of directors.

Filling Vacancies on the Board of Directors. Pursuant to the Central Parking Bylaws, newly created directorships resulting from an increase in the number of directors and vacancies occurring in any directorship for any reason, including removal of a director, may be filled by the vote of a majority of the directors remaining in office, even if less than a quorum exists, or by the majority vote of the holders of outstanding shares of stock entitled to vote. The Allright Bylaws provide that vacancies and newly created directorships on the Board of Directors may be filled by a majority of the remaining directors in office.

AMENDMENT OF CONSTITUENT DOCUMENTS

Charter and Certificate of Incorporation. The Central Parking Charter provides that it may be amended consistent with Tennessee law. Tennessee law provides that the board of directors may adopt certain specified amendments to a charter without shareholder approval, otherwise the right to amend a charter is reserved to the shareholders.

The Allright Certificate provides that it may be amended or repealed consistent with Delaware law. Delaware law generally provides that the right to amend a certificate of incorporation is reserved to the shareholders.

Bylaws. The Central Parking Charter and Central Parking Bylaws provide that the Central Parking Bylaws may be amended, added to or repealed either by (i) a majority vote of the shares represented at any duly constituted shareholders meeting or (ii) by a majority vote of the Central Parking Board. The Allright Bylaws specifically provide for amendment or repeal or adoption of new bylaws by the vote of a majority of the outstanding shares entitled to be voted or by a majority of the Allright Board.

SHAREHOLDERS

Shareholders Action by Written Consent. The TBCA and DGCL provide that, unless a corporation's certificate of incorporation or charter provides otherwise, any action that is required to be or may be taken at any annual or special meeting of the shareholders may be taken by a written consent in lieu of a meeting. The Allright Bylaws expressly permit Allright shareholders to act without a meeting pursuant to a written consent. The Central Parking Charter does not preclude shareholders from acting by a written consent in lieu of a meeting, provided that certain preferred stock holders may exercise any special voting rights given to them pursuant to the Central Parking Charter.

Notice of Shareholders Business. Pursuant to the Central Parking Bylaws, only such business shall come before an annual meeting of shareholders as shall have been properly brought before the meeting. A shareholder properly brings business before a meeting by providing the secretary of Central Parking with a written notice not less than 60 nor more than 90 days prior to the meeting date, unless Central Parking shall not have publicly announced the meeting at least 70 days prior to the meeting, in which case the shareholder must provide the written notice not later than the tenth day after the shareholders were notified of the meeting. The Allright Bylaws do not specify the procedure by which a shareholder may bring business before an annual meeting.

Special Meetings of Shareholders. The Central Parking Bylaws provide that a special meeting of the shareholders may be called only by the president or a majority of the board of directors. The Allright Bylaws provide that special meetings of the shareholders may be called by the chairman, the president, any vice president, the secretary, any assistant secretary or by any such officer at the written request of a majority of the Allright Board, or the holders of a majority of issued and outstanding stock entitled to vote at such meeting.

Proxies. The Central Parking Bylaws provide that no proxy shall be valid after the expiration of eleven months from the date of its execution, unless the proxy expressly provides otherwise, while the Allright Bylaws do not specify any such restrictions with respect to proxies.

INDEMNIFICATION AND ELIMINATION OF DIRECTORS' MONETARY LIABILITY FOR BREACH OF DUTY OF CARE

The constituent documents of Central Parking and Allright contain similar provisions limiting the personal liability of directors and providing for the indemnification and payment of expenses of directors and officers to the full extent of the law. See "Description of Central Parking Capital Stock."

ANTI-TAKEOVER MEASURES

Vote Required for Certain Business Combinations. Neither the Central Parking Charter nor the Allright Certificate contains any special voting or other provisions relating to business combinations. However, Tennessee law has certain legislation dealing with this subject. See "Description of Central Parking Capital Stock."

Prevention of Self-Dealing Transactions. Allright may participate in a transaction with its directors or officers if the material facts are disclosed or known to the Allright Board and a majority of the disinterested directors approve the transaction or the transaction is approved in good faith by a vote of the shareholders of Allright, or the transaction is fair at the time it is authorized, ratified or approved by the Allright Board, a committee of the Board, or the shareholders.

The Central Parking Charter contains no similar provisions.

                                 LEGAL MATTERS

The validity of the shares of Central Parking Common Stock offered hereby will be passed upon for Central Parking by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Allright, and KPMG Peat Marwick LLP, tax advisor to Central Parking, have delivered opinions concerning certain federal tax consequences of the Merger.

                                    EXPERTS

The consolidated financial statements of Central Parking Corporation and subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Allright Holdings, Inc. and Subsidiaries as of June 30, 1998 and 1997, and for the year ended June 30, 1998, and the period from October 31, 1996 to June 30, 1997, and of the Predecessor Company for the period from July 1, 1996 to October 30, 1996, included herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The consolidated statements of operations, cash flows and stockholder's equity of the Predecessor Company for the year ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included herein. Such consolidated financial statements are included herein in reliance upon such report giving upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

Central Parking files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Central Parking at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Central Parking's Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at "http://www.sec.gov."

Central Parking filed a Registration Statement on Form S-4 to register with the Commission the Central Parking Common Stock to be issued to holders of Allright Common Stock in the Merger. This Joint Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Central Parking in addition to being a joint proxy statement of Central Parking and Allright for their respective Special Meetings. As allowed by Commission rules, this Joint Proxy Statement/Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

The Commission allows Central Parking to "incorporate by reference" information into this Joint Proxy Statement/Prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this Joint Proxy Statement/Prospectus, except for any information superseded by information in (or incorporated by reference in) this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference the documents set forth below that have been previously filed with the Commission. These documents contain important information about Central Parking and its finances.

CENTRAL PARKING COMMISSION FILINGS (File No. 001-13950)

(1) Central Parking's Annual Report on Form 10-K for the fiscal year ended September 30, 1997;

(2) Central Parking's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997, March 31, 1998 and June 30, 1998;

(3) Central Parking's Current Report on Form 8-K dated December 31, 1996, as amended by the Current Reports on Form 8-K/A, dated January 16, 1997 and March 17, 1997, relating to the acquisition of Civic;

(4) Central Parking's Current Report on Form 8-K dated February 17, 1998, as amended by the Current Report on Form 8-K/A, dated March 15, 1998, relating to the acquisition of Kinney;

(5) Central Parking's Current Report on Form 8-K dated February 20, 1998 relating to the offering of Trust Issued Preferred Securities;

(6) Central Parking's Current Report on Form 8-K dated September 21, 1998 relating to the proposed Merger; and

(7) The description of Central Parking's Common Stock contained in Central Parking's Registration Statement on Form 8-A filed on September 15, 1995.

Central Parking is also incorporating by reference additional documents that it may file with the Commission between the date of this Joint Proxy
Statement/Prospectus and the date of the Central Parking and Allright Special Meetings.

Central Parking has supplied all information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to Central Parking, and Allright has supplied all such information relating to Allright.

If you are a Central Parking Shareholder or Allright Shareholder, you can obtain any of the documents incorporated by reference through either Central Parking or the Commission. Documents incorporated by reference are available from Central Parking without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Joint Proxy Statement/Prospectus. You may obtain documents incorporated by reference in this Joint Proxy Statement/Prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

     Central Parking Corporation
     2401 21st Avenue South
     Suite 200
     Nashville, Tennessee 37212
     Attention: Investor Relations

If you would like to request documents from Central Parking, please do so by
December   , 1998 to receive them before the Special Meetings.

You should rely only on the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus to vote on the approval and adoption of the Merger Agreement. Neither Central Parking nor Allright has authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated
December   , 1998. You should not assume that the information contained in the
Joint Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of this Joint Proxy Statement/Prospectus to shareholders nor the issuance of Central Parking Common Stock in the Merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Central Parking Independent Auditors' Report................   F-2
Central Parking Consolidated Balance Sheets as of September
  30, 1997 and 1998.........................................   F-3
Central Parking Consolidated Statements of Earnings for the
  three years ended September 30, 1997......................   F-4
Central Parking Consolidated Statements of Shareholders'
  Equity as of September 30, 1997...........................   F-5
Central Parking Consolidated Statements of Cash Flows for
  the three years ended September 30, 1997..................   F-6
Central Parking Notes to Consolidated Financial
  Statements................................................   F-7
Central Parking Condensed Consolidated Balance Sheets as of
  June 30, 1997 and 1998(unaudited).........................  F-28
Central Parking Condensed Consolidated Statements of
  Earnings for the three and nine months ended June 30, 1997 and 1998 (unaudited)......................................  F-29
Central Parking Condensed Consolidated Statements of Cash
  Flows for the Nine Months ended June 30, 1997 and 1998
  (unaudited)...............................................  F-30
Central Parking Notes to Condensed Consolidated Financial
  Statements (unaudited)....................................  F-31
Allright Reports of Independent Public Accountants..........  F-38
Allright Consolidated Balance Sheets as of June 30, 1997 and
  1998......................................................  F-40
Allright Consolidated Statements of Operations for the year
  ended June 30, 1996 (Predecessor), the period from July 1,
  1996 to October 30, 1996 (Predecessor), the period from
  October 31, 1996 to June 30, 1997 and the year ended June
  30, 1998 (Successor)......................................  F-41
Allright Consolidated Statements of Stockholders' Equity as
  of June 30, 1998..........................................  F-42
Allright Consolidated Statements of Cash Flows for the year
  ended June 30, 1996 (Predecessor), the period from July 1,
  1996 to October 30, 1996 (Predecessor), the period from
  October 31, 1996 to June 30, 1997 and the year ended June
  30, 1998 (Successor)......................................  F-43
Allright Notes to Consolidated Financial Statements.........  F-44

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
CENTRAL PARKING CORPORATION AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Central Parking Corporation and Subsidiaries as of September 30, 1996 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Parking Corporation and Subsidiaries as of September 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.

                                              KPMG PEAT MARWICK LLP

Nashville, Tennessee
November 21, 1997

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                1996          1997
                                                              ---------     ---------
                                                              (AMOUNTS IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 28,605      $  9,979
  Management accounts receivable............................     8,982        11,004
  Accounts and current portion of notes receivable -- other
     (including amounts due from related parties of $459 in
     1996 and $544 in 1997) (Notes 3 and 7).................     3,016         6,158
  Prepaid expenses..........................................     4,549         9,394
  Deferred income taxes (Note 11)...........................       270           911
  Refundable income taxes...................................        --         2,154
                                                              --------      --------
          Total current assets..............................    45,422        39,600
Investments, at amortized cost (fair value
  $4,631 in 1996 and $4,962 in 1997) (Note 4)...............     4,483         4,754
Notes receivable, less current portion (including amounts
  due from related parties of $7,120 in 1996 and $5,264 in
  1997) (Notes 3 and 7).....................................     8,248        16,537
Property, equipment, and leasehold
  improvements, net (Note 5)................................    38,188        79,057
Contract rights, net (Note 6)...............................     5,815         5,021
Goodwill, net (Notes 2 and 6)...............................        --        31,863
Investment in partnerships and joint ventures (Note 7)......     2,939        50,195
Other assets................................................     2,117         6,987
                                                              --------      --------
                                                              $107,212      $234,014
                                                              ========      ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt (Note 8)................  $     --      $    206
  Accounts payable..........................................    11,275        25,097
  Accrued payroll and related costs.........................     5,059         8,256
  Accrued expenses..........................................       900         4,020
  Management accounts payable...............................     7,788        10,381
  Income taxes payable (Note 11)............................       693           871
                                                              --------      --------
          Total current liabilities.........................    25,715        48,831
Long-term debt (Notes 8 and 17).............................        --        73,252
Other liabilities...........................................        --         5,161
Deferred compensation (Note 12).............................     3,095         3,048
Deferred income taxes (Note 11).............................     1,609         6,871
                                                              --------      --------
          Total liabilities.................................    30,419       137,163
Shareholders' equity (Notes 9, 12 and 17):
Common stock, $0.01 par value; 50,000,000 shares authorized,
  26,215,632 and 26,303,592 shares issued and outstanding in
  1996 and 1997, respectively...............................       262           263
  Additional paid-in capital................................    31,660        32,843
  Foreign currency translation adjustment...................        59           193
  Retained earnings.........................................    45,449        64,122
  Deferred compensation on restricted stock.................      (637)         (570)
                                                              --------      --------
          Total shareholders' equity........................    76,793        96,851
                                                              --------      --------
Commitments and contingencies (Notes 2, 7, 8, 10, 12, 14 &
  17).......................................................
                                                              $107,212      $234,014
                                                              ========      ========

          See accompanying notes to consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                       YEAR ENDED SEPTEMBER 30,
                                                    ------------------------------
                                                      1995       1996       1997
                                                    --------   --------   --------
                                                        (AMOUNTS IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
Revenues:
  Parking.........................................  $ 94,383   $109,272   $180,886
  Management contract.............................    31,772     34,044     42,090
                                                    --------   --------   --------
          Total revenues..........................   126,155    143,316    222,976
Costs and expenses:
  Cost of parking.................................    87,192     99,196    159,904
  Cost of management contracts....................     9,650      9,769     11,793
  General and administrative......................    15,711     17,419     23,427
                                                    --------   --------   --------
          Total costs and expenses................   112,553    126,384    195,124
                                                    --------   --------   --------
          Operating earnings......................    13,602     16,932     27,852
Other income (expenses):
  Interest income.................................     1,462      2,303      1,842
  Interest expense................................        --         --     (4,582)
  Net gains on sales of property and equipment....        81      1,192      3,137
  Equity in partnership and joint venture earnings
     (Note 7).....................................       362        641      4,163
                                                    --------   --------   --------
  Earnings before income taxes....................    15,507     21,068     32,412
Income tax expense (Note 11):
  Current.........................................     5,977      6,647     11,842
  Deferred........................................      (414)       585        365
                                                    --------   --------   --------
          Total income taxes......................     5,563      7,232     12,207
                                                    --------   --------   --------
          Net earnings............................  $  9,944   $ 13,836   $ 20,205
                                                    ========   ========   ========
Weighted average shares
          (Notes 9 and 12)........................    23,058     26,237     26,387
                                                    --------   --------   --------
Net earnings per share
          (Notes 9 and 12)........................  $   0.43   $   0.53   $   0.77
                                                    ========   ========   ========

          See accompanying notes to consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                          DEFERRED
                                                                                        COMPENSATION
                                                  ADDITIONAL     FOREIGN                     ON
                           NUMBER OF    COMMON     PAID-IN      CURRENCY                 RESTRICTED
                            SHARES      STOCK      CAPITAL     TRANSLATION   RETAINED      STOCK
                           (NOTE 9)    (NOTE 9)    (NOTE 9)    ADJUSTMENT    EARNINGS    (NOTE 12)      TOTAL
                           ---------   --------   ----------   -----------   --------   ------------   -------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at September 30,
  1994...................   23,058       $231      $ 8,069        $ 46       $23,515       $  --       $31,861
  Net earnings...........       --         --           --          --         9,944          --         9,944
  Preferred stock
    dividends............       --         --           --          --          (450)         --          (450)
  Foreign currency
    translation
    adjustment...........       --         --           --           5            --          --             5
                            ------       ----      -------        ----       -------       -----       -------
Balance at September 30,
  1995...................   23,058        231        8,069          51        33,009          --        41,360
                            ------       ----      -------        ----       -------       -----       -------
  Net earnings...........       --         --           --          --        13,836          --        13,836
  Issuance of common
    stock net of offering
    costs................    2,798         28       19,986          --            --          --        20,014
  Issuance under
    restricted stock
    plan.................      272          3        2,582          --            --        (705)        1,880
  Common stock
    dividends -- $.05 per
    share................       --         --           --          --        (1,396)         --        (1,396)
  Exercise of stock
    options and related
    tax benefits.........       88         --        1,023          --            --          --         1,023
  Amortization of
    deferred
    compensation.........       --         --           --          --            --          68            68
  Foreign currency
    translation
    adjustment...........       --         --           --           8            --          --             8
                            ------       ----      -------        ----       -------       -----       -------
Balance at September 30,
  1996...................   26,216        262       31,660          59        45,449        (637)       76,793
                            ------       ----      -------        ----       -------       -----       -------
  Net earnings...........       --         --           --          --        20,205          --        20,205
  Issuance under
    restricted stock
    plan.................       --         --           46          --            --          --            46
  Common stock dividends
    $.06 per share.......       --         --           --          --        (1,532)         --        (1,532)
  Exercise of stock
    options and related
    tax benefits.........       88          1        1,137          --            --          --         1,138
  Amortization of
    deferred
    compensation.........       --         --           --          --            --          67            67
  Foreign currency
    translation
    adjustment...........       --         --           --         134            --          --           134
                            ------       ----      -------        ----       -------       -----       -------
Balance at September 30,
  1997...................   26,304       $263      $32,843        $193       $64,122       $(570)      $96,851
                            ======       ====      =======        ====       =======       =====       =======

          See accompanying notes to consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1995       1996       1997
                                                              --------   --------   --------
                                                                  (AMOUNTS IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $  9,944   $ 13,836   $ 20,205
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation............................................     2,120      2,500      4,049
    Amortization of contract rights.........................       762        852        839
    Amortization of deferred compensation cost..............        --         68         67
    Amortization of goodwill and non-compete agreements.....        --         --        920
    Equity in partnership and joint venture earnings........      (362)      (641)    (4,163)
    Distributions from partnerships and joint ventures......       367      1,023      2,920
    Net gains on sales of property and equipment............       (81)    (1,192)    (3,137)
    Deferred income taxes...................................      (414)       585        365
    Changes in operating assets and liabilities, excluding
      effects of acquisitions:
    (Increase) decrease in management accounts receivable...      (594)    (2,211)    (2,117)
    (Increase) decrease in notes and accounts
      receivable -- other...................................    (1,757)     2,733      1,061
    (Increase) decrease in prepaid expenses.................       (79)      (749)    (3,266)
    (Increase) decrease in refundable income taxes..........        --         --       (533)
    (Increase) decrease in other assets.....................      (901)       674     (1,511)
    Increase (decrease) in accounts payable, accrued
      expenses, other liabilities and deferred
      compensation..........................................     1,925        730      6,093
    Increase (decrease) in management accounts payable......       865      2,156        (68)
    Increase (decrease) in income taxes payable.............        74       (872)       178
                                                              --------   --------   --------
        Net cash provided by operating activities...........    11,869     19,492     21,902
                                                              --------   --------   --------
Cash flows from investing activities:
  Proceeds from sales of property and equipment.............        95      1,467     12,529
  Investments in notes receivable, net......................    (4,000)    (3,883)    (1,682)
  Purchase of assets held for resale........................        --         --    (45,962)
  Proceeds from sale of assets..............................        --         --     45,962
  Purchase of property, equipment, and leasehold
    improvements............................................    (5,375)   (16,684)    (6,261)
  Purchase of contract rights...............................        (9)      (300)       (45)
  Investments in partnerships, joint ventures and
    unconsolidated subsidiaries.............................    (2,545)    (1,467)   (46,319)
  Acquisitions of companies, net of cash acquired...........        --         --    (49,963)
  Proceeds from maturities of investments...................        --        151        330
  Purchase of investments...................................    (1,125)      (388)      (601)
  Proceeds from sale of partnership.........................       125         --         --
                                                              --------   --------   --------
        Net cash used by investing activities...............   (12,834)   (21,104)   (92,012)
                                                              --------   --------   --------
Cash flows from financing activities:
  Dividends paid............................................      (848)    (1,046)    (1,488)
  Net borrowings under revolving credit agreement...........        --         --     70,750
  Principal repayments on notes payable.....................        --         --    (19,096)
  Proceeds from issuance of common stock and exercise of
    stock options, net......................................        --     21,037      1,184
                                                              --------   --------   --------
        Net cash provided (used) by financing activities....      (848)    19,991     51,350
Foreign currency translation................................         5          8        134
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........    (1,808)    18,387    (18,626)
Cash and cash equivalents at beginning of period............    12,026     10,218     28,605
                                                              --------   --------   --------
Cash and cash equivalents at end of period..................  $ 10,218   $ 28,605   $  9,979
                                                              ========   ========   ========
Non-cash transactions:
Exchange of properties, net of cash (Note 13)...............  $     --   $  2,644   $     --
Note receivable on property sale (Note 3)...................  $     --   $     --   $ 10,225
Issuance of restricted stock (Note 12)......................  $     --   $  1,880   $     --
Effects of acquisition:
Estimated fair value of assets acquired.....................                        $ 72,950
Purchase price in excess of the net assets acquired
  (goodwill)................................................                          32,713
Estimated fair value of liabilities assumed.................                         (49,144)
                                                                                    --------
  Cash paid.................................................                          56,519
  Less cash acquired........................................                          (6,556)
                                                                                    --------
        Net cash paid for acquisitions......................                        $ 49,963
                                                                                    ========

          See accompanying notes to consolidated financial statements.

                          CENTRAL PARKING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

  (a) Organization

Central Parking Corporation is a United States company chartered in the State of Tennessee. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Central Parking System, Inc. and its 193 wholly-owned U.S. subsidiaries ("CPS"); Central Parking System of the United Kingdom, Ltd. and its wholly-owned subsidiary ("CPS-UK"); and Central Parking System Realty, Inc. and its five wholly-owned subsidiaries ("Realty"). All significant intercompany transactions have been eliminated.

The Company provides parking consulting services and manages parking facilities throughout the world, principally in the United States and United Kingdom. The primary operations of the Company are conducted through CPS and CPS-UK. These companies manage and operate owned or leased parking facilities, manage and operate parking facilities owned or leased by third parties and provide financial and other advisory services to clients.

The primary focus of Realty is to provide financing support to the affiliates. Realty is engaged in the ownership and development of parking related real estate, which is managed by one of the affiliated companies. Realty's real estate activities are conducted through purchase, joint venture (either corporate or partnership), or lending of capital. Realty also leases real estate to affiliated parking companies.

  (b) Revenues

Parking revenues include the parking revenues from leased and owned locations. Management contract revenues represent revenues (both fixed fees and additional payments based upon parking revenues) from facilities managed for other parties, and miscellaneous management fees for accounting, insurance and other ancillary services such as consulting and transportation management services. Parking and management contract revenues are recognized when earned.

Total managed, leased and owned parking revenues, representing gross revenues processed by the Company, including the revenues of facilities managed by the Company for other parties, was $412,525,000, $457,176,000, and $583,131,000 for
the years ended September 30, 1995, 1996, and 1997, respectively.

Management accounts payable reflected on the accompanying consolidated balance sheets is reflected net of cash of $4,892,000 and $5,348,000 at September 30, 1996 and 1997, respectively. Such cash balances belong to the owners of the various managed facilities, but they are held by the Company and are used to pay expenses of the managed facilities and ultimately to settle the balance due to the owners of the managed facilities.

                          CENTRAL PARKING CORPORATION

  (c) Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments with original maturities of three months or less.

  (d) Investments

The Company accounts for investments in certain securities under Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires investments in equity securities that have a readily determinable fair value and investments in debt securities to be classified into one of three categories, as follows: (i) held-to-maturity debt securities, (ii) trading securities, and (iii) securities available-for-sale. Classification of a debt security as held-to-maturity is based on the Company's positive intent and ability to hold such security to maturity. Such securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts, unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of such security is written down to fair value and the amount of the writedown is reflected in earnings. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading account securities, which are valued at fair value with the unrealized gains and losses included in earnings. Securities classified as available-for-sale are reported at fair value with the unrealized gains and losses excluded from earnings and reported, net of tax, in shareholders' equity. At September 30, 1996 and 1997, all of the Company's investment securities were classified as held-to-maturity.

  (e) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are recorded at cost. Depreciation is provided principally on a straight-line basis over a period of five to ten years for furniture, fixtures, and equipment, over the remaining lives of the corresponding leases for leasehold improvements, and over thirty years for buildings. Accelerated depreciation is used for income tax purposes.

  (f) Investment in Partnerships and Joint Ventures

Investment in general, limited partnerships and joint ventures are accounted for using the equity method of accounting. The Company has a number of joint ventures, owned directly or indirectly by the Company, to operate and develop parking garages through either corporate joint ventures, general partnerships, limited liability companies, or limited partnerships. The financial results of the Company's joint ventures are accounted for under the equity method and are included in equity in partnership and joint venture earnings in the accompanying consolidated statements of earnings.

  (g) Contract Rights

Contract rights consist of capitalized payments made to third-party parking service companies pursuant to agreements which provide the Company the opportunity to manage or lease facilities owned, leased or previously managed by such companies. Contract rights are

                          CENTRAL PARKING CORPORATION
allocated among respective locations and are amortized on a straight-line basis over the terms of related agreements which range from five to ten years.

  (h) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 25 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  (i) Lease Transactions and Related Balances

The Company accounts for operating lease obligations on a straight-line basis. Contingent or percentage payments are recognized when operations indicate such amounts will be payable. Lease obligations paid in advance are included in prepaid expenses. The difference between actual lease payments and straight-line lease expenses over the lease term is included in accrued expense or other liabilities, as appropriate.

  (j) Impairment of Long-Lived Assets

The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on October 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (k) Income Taxes

The Company files a consolidated federal income tax return. The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                          CENTRAL PARKING CORPORATION

Jobs tax credits are accounted for by the flow-through method, which recognizes the credits as reductions of income tax expense in the year utilized.

The Company does not provide for federal income taxes on the accumulated earnings considered permanently reinvested in foreign subsidiaries.

  (l) Preopening Expenses and Computer Software Development Costs

The direct and incremental costs of hiring and training personnel associated with the opening of new parking facilities and the internal development costs associated with computer software are expensed as incurred.

  (m) Per Share and Share Data

Per share data has been computed on the basis of the weighted average number of shares outstanding, including common stock equivalents, which consist of stock options. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options using the treasury stock method. Fully diluted earnings per share is not presented since it approximates earnings per common share. All share and earnings per share data included herein have been adjusted for a recapitalization of shares in October 1995, the three-for-two stock split completed in March 1996 and the three-for-two stock split as approved by the Company's Board of Directors in November 1997 (see Note 9).

  (n) Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries and equity method joint ventures are measured using local currency as the functional currency. Translation adjustments arising from the differences in exchange rates from period to period are included in the currency translation adjustment in shareholders' equity.

  (o) Fair Value of Financial Instruments

The Company discloses the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate the value. Fair value disclosures exclude certain financial instruments such as trade receivables and payables when carrying values approximate the fair value. Fair value disclosures are not required for employee benefit obligations, lease contracts, and all non-financial instruments such as land, buildings and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of September 30, 1997. Book value approximates fair value for substantially all of the Company's assets and liabilities which fall under the fair value disclosure requirements.

  (p) Use of Estimates

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                          CENTRAL PARKING CORPORATION

(2) ACQUISITIONS

  (a) Civic Parking, LLC

On December 31, 1996 the Company purchased for cash Civic Parking, LLC ("Civic Parking"), a limited liability company, which owns four parking garages in St.
Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages had previously been operated by the Company under management agreements. The $91.0 million purchase price was financed through working capital and a draw of $67.2 million on the Company's Revolving Credit Facility (see Note 8). The transaction was accounted for using the purchase method. The estimated fair value of the garages at the date of the acquisition approximated the purchase price and, accordingly, management has allocated the purchase price to the land and buildings acquired.

On April 16, 1997, the Company sold 50% of the membership units of Civic Parking to an affiliate of Equity Capital Holdings, LLC for $46.0 million in cash. In the initial allocation of the purchase price, the Company assigned $45.8 million to the membership units that were sold; consisting of an estimated sale price of $46.0 million and estimated net cash inflows for the holding period of $638 thousand offset by interest on incremental debt during the holding period of $801 thousand. The difference between the sales price of $46.0 million and the amount initially assigned to the membership units that were sold of $45.8 million, was recorded as an adjustment to the purchase price of the units retained by the Company. Accordingly, no gain or loss was recognized. The membership units retained by the Company have been accounted for in the accompanying consolidated financial statements under the equity method and are included in the Company's consolidated financial statements from December 31, 1996.

The Company will continue to operate these garages pursuant to a lease and operating agreement with Civic Parking, LLC.

  (b) Square Industries, Inc.

On January 18, 1997, the Company completed a cash tender to acquire all of the outstanding shares of Square Industries, Inc. ("Square") for $54.8 million, including transaction fees and other related expenses. In addition, the Company assumed $23.2 million of existing Square debt. The purchase price was financed through a draw on the Company's Revolving Credit Facility (see Note 8). As of September 30, 1997, the Company has refinanced $18.9 million of the debt assumed from Square through a draw on the Revolving Credit Facility.

Square operated parking facilities primarily in the northeast. The Square acquisition was accounted for using the purchase method and, accordingly, the results of operations of Square have been included in the Company's consolidated financial statements from January 18, 1997. The purchase price has been allocated to Square's assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $29.3 million is being amortized on a straight-line basis over 25 years.

                          CENTRAL PARKING CORPORATION

  (c) Car Park Corporation

On May 29, 1997, the Company acquired certain assets and leases of Car Park Corporation ("Car Park") for $3.5 million; consisting of parking facilities in the San Francisco metropolitan area. The purchase price was financed through a draw of approximately $1.7 million on the Company's Revolving Credit Facility, and $1.8 million payable to the sellers in equal monthly installments over a four year term, subject to early payoff at seller's request (at a discounted rate). The acquisition was accounted for as a purchase and, accordingly, the results of operations of Car Park have been included in the Company's consolidated financial statements from the date of acquisition.

The following unaudited pro forma condensed results of operations give effect to the acquisitions of Square, Civic Parking and Car Park as if such transactions had occurred at the beginning of each period presented (in thousands except for earnings per share):

                                                   TWELVE MONTHS ENDED
                                                      SEPTEMBER 30,
                                                   --------------------
                                                     1996        1997
                                                   --------    --------
Total revenues.................................    $212,145    $246,825
Earnings before income taxes...................      24,292      33,463
Net earnings...................................      15,477      20,317
Earnings per share.............................    $   0.59    $   0.77
Weighted average common shares & common share
  equivalents..................................      26,237      26,387

The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to, the recognition of estimated cost savings related to general and administrative expenses to be eliminated prospectively in connection with the Square acquisition, interest expense on debt incurred to finance the acquisitions and amortization of goodwill over 25 years. The unaudited proforma amounts do not necessarily represent results which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

(3) NOTES AND ACCOUNTS RECEIVABLE

Included in notes receivable are the Series B Bonds purchased in April 1994 relating to the Commerce Street Joint Venture (see Note 7(b)) in the amounts of $1,553,000 and $760,000 at September 30, 1996 and 1997, respectively. The Bonds require monthly interest and principal payments at the index rate (prime) plus 250 basis points (11% at September 30, 1997) through 2011. The minimum interest rate is 9.5% and the maximum interest rate is 12%. The Bonds are secured by a mortgage on the project which is subordinate to the industrial development bonds described in Note 7(b). The remainder of the Series B Bonds are owned by the other joint venture partner.

Included in notes receivable at September 30, 1996 and 1997, are loans totaling $2.5 million and $2.4 million, respectively, from a joint venture in Denver, Colorado (see Note 7(c)). The interest rates range from 9.5% to 10% and repayments are based on an amortization schedule for one portion and sales tax and property tax revenues for the second portion.

                          CENTRAL PARKING CORPORATION

Also included in notes receivable at September 30, 1996 and 1997 are loans totaling $2.9 million and $2.2 million, respectively, to a foreign affiliate, of which the Company holds a 50% equity interest. These loans bear interest between 10% and 15% and require principal payments over various terms through 2001.

In October 1995, the Company loaned $500,000, in the form of a term note, to a joint venture of which the Company holds a 10% equity interest. This note requires monthly principal and interest payments at 10% through the year 2000 and is secured by leasehold interests of the joint venture. The outstanding balance at September 30, 1996 and 1997, respectively, was $426,000 and $337,000.

The Company sold a parking garage in July 1997. As part of the sale, the Company received $3 million in cash and a note for $10.2 million secured by a mortgage. The note is a balloon note, with principal due in full on or before July 7, 2000. The note requires quarterly interest payments at 8.25%. The Company recognized a gain of $3.1 million on this sale, which is included in net gains on sales of property and equipment in the accompanying consolidated statements of earnings.

The remainder of notes receivable consist of miscellaneous amounts ranging from $142,000 to $488,000 at September 30, 1996, and $78,000 to $434,000 at September
30, 1997 and earn interest at rates ranging from 9.75% to 10.5%.

(4) INVESTMENTS

Investment securities consist of debt obligations of states and political subdivisions and are classified by the Company as held-to-maturity securities pursuant to SFAS No. 115.

The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values for such securities are presented as follows (in thousands):

                                                              SEPTEMBER 30,
                                                             ---------------
                                                              1996     1997
                                                             ------   ------
Amortized cost.............................................  $4,483   $4,754
Unrealized gains...........................................     174      213
Unrealized losses..........................................      26        5
                                                             ------   ------
Fair value.................................................  $4,631   $4,962
                                                             ======   ======

The amortized cost and approximate fair value of debt securities at September 30, 1997 by average estimated maturity are shown below (in thousands):

                                                 SECURITIES HELD-TO-MATURITY
                                              ---------------------------------
                                              AMORTIZED COST      FAIR VALUE
                                              --------------   ----------------
Due in one year or less.....................      $  690            $  653
Due after one year through five years.......       1,444             1,581
Due after five years through ten years......       1,890             1,958
Due after ten years.........................         730               770
                                                  ------            ------
          Total securities..................      $4,754            $4,962
                                                  ======            ======

There were no sales of investment securities during the years ended September 30, 1995, 1996 or 1997.

                          CENTRAL PARKING CORPORATION

(5) PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

A summary of property, equipment, and leasehold improvements and related accumulated depreciation and amortization is as follows (in thousands):

                                                            SEPTEMBER 30,
                                                       -----------------------
                                                           1996         1997
                                                       -------------   -------
Leasehold improvements...............................     $ 2,076      $10,537
Buildings............................................      14,026       13,573
Garage and other operating equipment.................       5,397       10,805
Furniture and fixtures...............................       2,473        3,519
Aircraft.............................................       3,956        3,955
                                                          -------      -------
                                                           27,928       42,389
                                                          -------      -------
Less accumulated depreciation and amortization.......       8,278       15,722
                                                          -------      -------
                                                           19,650       26,667
Land.................................................      18,538       52,390
                                                          -------      -------
Property, equipment and leasehold improvements,
  net................................................     $38,188      $79,057
                                                          =======      =======

(6) INTANGIBLE ASSETS

  (a) Contract Rights

The Company and its subsidiaries manage certain parking facilities which are owned, leased or managed by an unrelated parking services company. Pursuant to these arrangements, the Company made an initial payment and guarantees additional annual payments through the term of the respective agreement. Such additional payments are included in the future minimum payments discussed (Note
10). Such additional payments may increase in the event parking revenues exceed certain thresholds over the term of the agreement. In the event of a location termination, the guaranteed additional annual payments referred to above are to be reduced on a predetermined basis.

Contract rights and accumulated amortization are as follows (in thousands):

                                                              SEPTEMBER 30,
                                                             ---------------
                                                              1996     1997
                                                             ------   ------
Contract rights............................................  $8,981   $9,026
Less accumulated amortization..............................   3,166    4,005
                                                             ------   ------
Contract rights, net.......................................  $5,815   $5,021
                                                             ======   ======

  (b) Goodwill

Goodwill at September 30, 1997 resulted from:

Purchase price of Square and Car Park.......................  $58,295
Less fair value of net assets acquired......................   25,582
Excess of purchase price over net assets acquired
  (goodwill)................................................   32,713
Less accumulated amortization...............................      850
                                                              -------
Goodwill, net...............................................  $31,863
                                                              =======

                          CENTRAL PARKING CORPORATION

  (c) Other

Included in other assets are unamortized balances related to non-competition agreements of $413,000 at September 30, 1997.

(7) INVESTMENTS IN PARTNERSHIPS AND JOINT VENTURES

The following tables reflect the financial position and results of operations for the partnerships and joint ventures as of September 30, 1996 and 1997, and for the three years ended September 30, 1997 (in thousands). Except for the Company's investment in Civic Parking LLC, summary financial information of the partnerships and joint ventures has not been presented since such information is not material to the Company's Consolidated Financial Statements.

                             INVESTMENT AND
                               ACCUMULATED
                                LOSSES IN         INVESTMENT IN
                              PARTNERSHIPS           LIMITED        EQUITY IN PARTNERSHIPS &
                           AND JOINT VENTURES     PARTNERSHIPS       JOINT VENTURE EARNINGS
                           -------------------   ---------------   --------------------------
                             1996       1997      1996     1997     1995     1996      1997
                           --------   --------   ------   ------   ------   ------   --------
Civic Parking, LLC.......  $    --    $45,421    $   --   $   --    $ --     $ --     $2,877
Commerce Street Joint
  Venture................   (1,017)      (868)       --       --     305      400        504
LoDo Parking Garage,
  LLC....................    1,308      1,270        --       --      96       77        126
Larimer Square Parking
  Associates.............      951      1,014        --       --      12       22         59
Arizona Stadium Parking
  Garage, LLC............       --      1,500        --       --      --       --         --
Other Partnerships.......      463        618     1,234    1,240     (51)     142        597
                           -------    -------    ------   ------    ----     ----     ------
                           $ 1,705    $48,955    $1,234   $1,240    $362     $641     $4,163
                           =======    =======    ======   ======    ====     ====     ======

                                                     JOINT VENTURE        OTHER
                                                   NON-RECOURSE DEBT     ASSETS
                                                   -----------------   -----------
                                                    1996      1997     1996   1997
                                                   -------   -------   ----   ----
Civic Parking LLC................................  $    --   $    --   $ --   $ --
Commerce Street Joint Venture....................    7,848     7,606     --     --
LoDo Parking Garage, LLC.........................       --        --     --     --
Larimer Square Parking Associates................    3,647     3,554     --     --
Arizona Stadium Parking Garage, LLC..............       --     1,800     --     --
Other Partnerships...............................       --     4,524    221    536
                                                   -------   -------   ----   ----
                                                   $11,495   $17,484   $221   $536
                                                   =======   =======   ====   ====

  (a) Civic Parking, LLC

As explained in Note 2(a), the Company acquired its 50% joint venture ownership in Civic Parking, in the current year. The results of operations include 50% of Civic Parking's net earnings from January 1, 1997 to September 30, 1997. The four parking garages are located in

                          CENTRAL PARKING CORPORATION

St. Louis, Missouri and contain retail spaces. Unaudited summary information for Civic Parking is as follows:

                                                        SEPTEMBER 30, 1997
                                                        ------------------
Financial position:
  Land, property and equipment, net...................       $90,925
  Cash................................................         1,669
  Other assets........................................           175
  Liabilities.........................................          (768)
                                                             -------
          Net assets..................................       $92,001
                                                             =======

                                                           PERIOD FROM
                                                         JANUARY 1, 1997
                                                                TO
                                                        SEPTEMBER 30, 1997
                                                        ------------------
Results of operations:
  Revenue.............................................        $7,668
  Cost of operations..................................         2,458
                                                              ------
          Net earnings................................        $5,210
                                                              ======
Cash flow distributed to partners.....................        $3,680
                                                              ======

  (b) Commerce Street Joint Venture

Realty has a 50% interest in a joint venture that owns a parking complex in Nashville, Tennessee. The complex consists of the original parking garage and retail space (the "Original Facility") and an addition to the parking garage (the "Addition") constructed several years after the completion of the Original Facility.

The joint venture financed the Original Facility with industrial development bonds in the original principal amount of $8,600,000 (the "Series A Bonds") issued by The Industrial Development Board of the Metropolitan Government of Nashville and Davidson County (the "Metro IDB"). The Metro IDB holds title to the Original Facility, which it leases to the joint venture under a lease expiring in 2016. The lease of the Original Facility obligates the venture to make lease payments corresponding to principal and interest payable on Series A Bonds and provides the venture with an option to purchase the Original Facility at any time by paying the amount due under the Series A Bonds and making a nominal purchase payment to the Metro IDB. The joint venture refinanced the Series A Bonds in 1994 to achieve more favorable interest rates terms. The outstanding principal amount of Series A Bonds is reflected in the above table at September 30, 1996 and 1997. In addition, the Company held $1,553,000 and $760,000 of Series B Bonds relating to Commerce Street Joint Venture at September 30, 1996 and 1997, respectively (see Note 3).

  (c) Larimer Square Parking Associates

In October 1994, the Company acquired a 50% interest in a joint venture to construct a parking complex in Denver, Colorado. The complex, which was completed in February 1996, was constructed and financed by the joint venture partners. The Company invested $991,000 in the joint venture and loaned the joint venture $1,100,000 in the form of a construction

                          CENTRAL PARKING CORPORATION
note, bearing interest at 9.5%, which was converted to a term note in August 1996, following completion of the project. An additional $1,430,000 was loaned by the Company which will be repaid through sales tax and property tax revenues by the Denver Urban Renewal Authority at an interest rate of 10%. The Company manages the parking facility for the venture.

  (d) LoDo Parking Garage, LLC

The Company acquired in March 1995 a 50% interest in a joint venture parking complex in Denver, Colorado. The complex is a seven-story parking facility. The Company invested $1,375,000 in the joint venture and manages this parking facility for the joint venture.

  (e) Arizona Stadium Parking Garage, LLC

During the year ended September 30, 1997, construction began on the Arizona Stadium parking garage. The Company invested $1.5 million in this joint venture.

  (f) Central Parking System Deutschland, GmbH

The Company acquired in April 1996 a 50% interest in a joint venture that manages and leases various parking structures in Germany. The Company invested $210,000 in this joint venture.

  (g) Realty Parking Properties II

Included in investment in limited partnerships is Realty Parking Properties II, a limited partnership organized to acquire real estate properties. The Company has a 3% limited partnership interest in this partnership of which its total investment is $990,000. The Company earns a dividend based on cash flows of acquired properties. The annualized percentage cash return averaged approximately 4.5% during 1996 and 5.0% during 1997. Such investment is accounted for using the cost method.

(8) LONG TERM DEBT

Long term debt includes the Revolving Credit Facility, which is unsecured, expires January 31, 2000, provides that the Lenders may extend the term until January 31, 2001, upon the request of the Company. Advances under the Revolving Credit Facility bear interest at one of two rates, at the Company's option, either (i) the bank base rate or (ii) the LIBOR plus a margin ranging from .25% to 1.25%, depending on the occurrence of certain dates or events and achievement of certain financial ratios. In accordance with the loan agreement, the Company permanently reduced the Revolving Credit Facility from $150 million to $120 million as of April 16, 1997. The Revolving Credit Facility contains certain covenants which require the Company and its subsidiaries to maintain certain financial ratios and restrict further indebtedness. As of September 30, 1997 the Company had $70.8 million outstanding, and $48.0 million available for borrowing, under the Revolving Credit Facility. The average interest rate for the period during which the Company had debt outstanding, beginning December 31, 1996, was 7.1% and the interest rate at the end of the year was 6.7%. Commitment fees for the unused portion of the Revolving Credit Facility approximate 0.25% of the unused balance. The commitment fees are included in interest expense in the

                          CENTRAL PARKING CORPORATION
accompanying consolidated statements of earnings. The Company anticipates that the borrowings under the Revolving Credit Facility will be refinanced from the proceeds of the Acquisition Credit Facility described in Note 17(c), or a subsequent debt or equity offering.

In April 1996, the Company established a committed unsecured line of credit totaling $20,000,000. Such line provides liquidity, if necessary, for the Company and subsidiaries at LIBOR rates plus 1.125%. The agreement contains covenants for certain financial tests, including minimum interest coverage, net worth and maximum borrowings. The Company did not use such line during 1996. This line of credit was terminated in conjunction with the Revolving Credit Facility.

Prior to April 1996, the Company had various revolving credit agreements which were terminated. The Company did not use such lines in 1994, 1995, or 1996.

In addition to the Revolving Credit Facility, the Company also has several notes payable outstanding, totaling $2.7 million, which are secured by related real estate and equipment and bear interest at rates ranging from 6.46% to 11.0%. These balances mature from dates in 1998 to 2006. The Company has $4.7 million of outstanding letters of credit. Of these letters of credit, $1.3 million reduces availability under the Revolving Credit Facility.

(9) SHAREHOLDERS' EQUITY

  (a) Recapitalization

On October 16, 1994, 5,532 shares of Class B Preferred stock of the Company were converted into 176,441 shares of nonvoting common stock. On March 16, 1995, the remaining 417 shares of Class B Preferred stock were converted into 13,282 shares of nonvoting common stock. No Class B Preferred stock was outstanding at September 30, 1996 or 1995.

As of September 29, 1995, the Board of Directors and shareholders of the Company approved a plan of recapitalization which was effective immediately prior to the effectiveness of the Company's initial public offering of common stock on October 10, 1995 (see Note 9(b)). Under the plan of recapitalization, the Company authorized the issue of 1,000,000 shares of Preferred stock and 30,000,000 shares of common stock. At the February 28,1997 Annual Meeting, shareholders approved an increase in the authorized common stock to 50,000,000 shares. The Class A Preferred, nonvoting common and voting common shares issued and outstanding as of the effective date of the plan of recapitalization, were canceled and exchanged for common stock (split adjusted) as follows:

                                                   NUMBER OF   NUMBER OF
                                                   CANCELED      SHARES
CLASS                                               SHARES       ISSUED
-----                                              ---------   ----------
A-1 Preferred....................................      3,100       65,200
A-2 Preferred....................................      5,200      125,775
A-3 Preferred....................................      5,000      121,764
A-4 Preferred....................................      2,650       62,316
Nonvoting Common.................................  1,040,223   11,449,463
Voting Common....................................    850,500   11,233,482
                                                   ---------   ----------
                                                   1,906,673   23,058,000
                                                   =========   ==========

                          CENTRAL PARKING CORPORATION

For purposes of calculating the exchange ratio for recapitalization, the Company utilized $10.00 (adjusted for the stock splits) as the price per share of the Company's common stock. Weighted average common shares and net earnings per common share for all years presented have been adjusted to reflect the recapitalization and subsequent stock splits.

The Company declared dividends of $398,000 and $450,000 in 1994 and 1995, respectively, on the Preferred stock that was outstanding prior to the recapitalization.

  (b) Initial Public Offering

On October 10, 1995, the Company completed an initial public offering of common stock in which 2,796,750 shares were sold by the Company for net proceeds of $20.0 million.

  (c) Stock Splits

On November 21, 1997 the Company's Board of Directors approved a three-for-two stock split to be effected on December 12, 1997. On March 19, 1996 the Company effected a three-for-two stock split. All share and per share amounts have been adjusted to reflect both stock splits.

(10) OPERATING LEASE COMMITMENTS

The Company and its subsidiaries conduct a portion of their operations on leased premises under operating leases expiring at various dates through 2045. Lease agreements provide for minimum payments and contingent payments based upon a percentage of revenue or a combination of both. Certain locations additionally require the Company and its subsidiaries to pay real estate taxes and other occupancy expenses.

Future minimum rental commitments under operating leases are as follows (in thousands):

YEAR ENDED SEPTEMBER 30,
------------------------
1998...............................................  $ 66,054
1999...............................................    57,427
2000...............................................    45,188
2001...............................................    40,548
2002...............................................    34,720
Thereafter.........................................   171,854
                                                     --------
          Total future operating lease
             commitments...........................  $415,791
                                                     ========

Included in the future minimum rental commitments under operating leases are aggregate payments of $83,917,000 resulting from commitments incurred under the agreement described in Note 6(a).

                          CENTRAL PARKING CORPORATION

Rental expense for all operating leases is as follows (in thousands):

                                                YEAR ENDED SEPTEMBER 30,
                                               ---------------------------
                                                1995      1996      1997
                                               -------   -------   -------
Rentals:
  Minimum....................................  $30,022   $38,882   $66,177
  Contingent.................................   21,009    19,330    23,952
                                               -------   -------   -------
          Total rentals......................  $51,031   $58,212   $90,129
                                               =======   =======   =======

(11) INCOME TAXES

Income tax expense consists of the following (in thousands):

                                                 YEAR ENDED SEPTEMBER 30,
                                                 -------------------------
                                                  1995     1996     1997
                                                 ------   ------   -------
Current:
  Federal......................................  $4,951   $5,585   $ 9,940
     Targeted jobs credit, net of federal tax
       benefit.................................    (216)      --       (98)
                                                 ------   ------   -------
Net federal current tax expense................   4,735    5,585     9,842
  State........................................     655      639     1,312
  Non-U.S......................................     587      423       688
                                                 ------   ------   -------
                                                  5,977    6,647    11,842
Deferred:
  Federal......................................    (363)     585       378
  State........................................      --       --        --
  Non-U.S......................................     (51)      --       (13)
                                                 ------   ------   -------
                                                   (414)     585       365
                                                 ------   ------   -------
          Total income tax expense from
             earnings..........................  $5,563   $7,232   $12,207
                                                 ======   ======   =======

Total income taxes are allocated as follows (in thousands):

                                                 YEAR ENDED SEPTEMBER 30,
                                                 -------------------------
                                                  1995     1996     1997
                                                 ------   ------   -------
Income tax expense from earnings...............  $5,563   $7,232   $12,207
Currently deductible amounts included in
  goodwill for financial statement purposes....      --       --    (1,423)
Shareholders' equity, tax benefit derived from
  non-statutory stock options exercised........      --     (310)     (213)
                                                 ------   ------   -------
          Total income taxes...................  $5,563   $6,922   $10,571
                                                 ======   ======   =======

Provision has not been made for U.S. or additional foreign taxes on approximately $2,110,000, $2,863,000, and $2,878,000 at September 30, 1995,
1996, and 1997, respectively, of undistributed earnings of a foreign subsidiary, as those earnings are intended to be permanently reinvested.

                          CENTRAL PARKING CORPORATION

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to earnings before income taxes is summarized as follows (in thousands):

                                         YEAR ENDED SEPTEMBER 30,
                              ----------------------------------------------
                                  1995            1996             1997
                              -------------   -------------   --------------
                                $       %       $       %        $       %
                              ------   ----   ------   ----   -------   ----
U.S. Federal statutory rate
  on earnings before income
  taxes.....................  $5,272   34.0%  $7,164   34.0%  $11,344   35.0%
State and city income taxes,
  net of federal income tax
  benefit...................     432    2.8      422    2.0       853    2.6
Targeted jobs credits, net
  of federal tax benefit....    (216)  (1.4)      --     --       (98)  (0.3)
Tax-exempt interest
  income....................    (145)  (0.9)    (312)  (1.5)      (88)  (0.3)
Nondeductible goodwill
  amortization..............      --     --       --     --       282    0.9
Other.......................     220    1.4      (42)  (0.2)      (86)  (0.2)
                              ------   ----   ------   ----   -------   ----
Income tax expense..........  $5,563   35.9%  $7,232   34.3%  $12,207   37.7%
                              ======   ====   ======   ====   =======   ====

Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                        SEPTEMBER 30,
                                                      ------------------
                                                       1996       1997
                                                      -------   --------
Deferred tax assets:
  Deferred compensation expense.....................  $ 1,515   $  1,620
  Prepaid expenses..................................       --        197
  Contribution carry forwards.......................       --      3,080
  Net operating losses..............................       --      1,151
  Deferred and capitalized expenses.................       --        380
  Accrued expenses and reserves.....................      205        439
  Other.............................................      131        172
                                                      -------   --------
          Total gross deferred tax assets...........    1,851      7,039
                                                      -------   --------
Deferred tax liabilities:
  Deferred tax gain on sales of properties..........   (2,583)    (1,230)
  Deferred installment gain on sale of property.....       --     (2,062)
  Timing differences in recognition of partnership
     earnings.......................................     (243)      (482)
  Property, plant and equipment, due to differences
     in depreciation................................     (322)    (8,324)
  Other.............................................      (42)       (11)
                                                      -------   --------
          Total gross deferred tax liabilities......   (3,190)   (12,109)
                                                      -------   --------

Valuation allowance on net operating losses.........       --       (890)
                                                      -------   --------
Net deferred tax liabilities........................  $(1,339)  $ (5,960)
                                                      =======   ========

                          CENTRAL PARKING CORPORATION

Net operating losses and contribution carry forwards expire between 2002 and 2012. Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize current deferred tax assets after giving consideration to the valuation allowance. The valuation allowance has been provided for loss and contribution carry forwards for which recoverability is not deemed to be more likely than not.

(12) EMPLOYEE BENEFIT PROGRAMS

  (a) Stock Plans

All share amounts and prices have been adjusted to reflect the effects of the stock splits discussed in Note 9(c).

In August 1995, the Board of Directors and shareholders approved a stock plan for key personnel, which included a stock option plan and a restricted stock plan. Under this plan incentive stock options, as well as nonqualified options and other stock-based awards, may be granted to officers, employees and directors. A total of 1,417,500 common shares have been reserved for issuance under these two plans combined. Options representing 425,375 shares, net of cancellations, had been granted under this plan at September 30, 1997. Options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. At September 30, 1997, 273,816 shares had been issued through the restricted stock plan. Expense related to the vesting of restricted stock is recognized by the Company over the vesting period. Shares in the amount of 267,750 granted under the restricted stock plan were issued pursuant to the deferred compensation agreement modification discussed in Note 12(d).

In August 1995, the Board of Directors and shareholders also approved a stock plan for directors. This plan provides for the grant, upon each director's initial election, of options to purchase 11,250 shares to each non-employee director. In addition, each non-employee director who has served for a minimum of six months on the last day of each fiscal year will receive additional options to purchase 4,500 shares on that date. A total of 225,000 shares have been reserved for issuance under the plan. Options to purchase 112,500 shares had been granted at fair market value on the date of grant under this plan at September 30, 1997.

The following table summarizes the transactions pursuant to the Company's stock option plans for the last two fiscal years:

                                              NUMBER        OPTION PRICE
                                             OF SHARES       PER SHARE
                                             ---------      ------------
Outstanding at September 30, 1995..........        --     $   -- to $   --
  Granted..................................   449,250     $ 8.00 to $21.67
  Exercised................................    89,175          $ 8.00
  Canceled.................................    40,650          $ 8.00
                                              -------     ----------------
Outstanding at September 30, 1996..........   319,425     $ 8.00 to $21.67
                                              -------     ----------------
  Granted..................................   281,975     $21.25 to $30.50
  Exercised................................    45,525          $ 8.00
  Canceled.................................    18,000          $21.25
                                              -------     ----------------
Outstanding at September 30, 1997..........   537,875     $ 8.00 to $30.50
                                              -------     ----------------

                          CENTRAL PARKING CORPORATION

The Company accounts for these plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, no compensation cost has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, "Accounting for Stock-Based-Compensation", the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

Net Earnings..................  As reported for fiscal year ended
                                September 30, 1997                   $20,205
                                Pro formas as adjusted under SFAS
                                123                                  $19,238
                                As reported for fiscal year ended
                                September 30, 1996                   $13,836
                                Pro forma as adjusted under SFAS
                                123                                  $12,840
Earnings per Common Share.....  As reported for fiscal year ended
                                September 30, 1997                   $   .77
                                Pro forma as adjusted under SFAS
                                123                                  $   .72
                                As reported for fiscal year ended
                                September 30, 1996                   $   .53
                                Pro forma, as adjusted under SFAS
                                123                                  $   .49

The estimated weighted average fair value of the options granted were $3.60 for 1996 option grants and $11.90 for 1997 option grants using the Black-Scholes option pricing model with the following assumptions: dividend yield based on historic dividend rates at the date of grant, volatility of 35%, risk free interest based on the treasury bill rate of 10 year instruments at the date of grant, and an expected life of ten years for all grants.

The Company also has an Employee Stock Purchase Plan which began April 1, 1996, under which 450,000 shares of common stock have been reserved for issuance. The Plan allows participants to contribute up to 10% of their normal pay (as defined in the Plan) to a custodial account for purchase of the Company's common stock. Participants may enroll or make changes to their enrollment annually, and they may withdraw from the Plan at any time by giving the Company written notice. Employees purchase stock annually following the end of the Plan year at a price per share equal to the lesser of 85% of the closing market price of the common stock on the first or the last trading day of the Plan year. At September 30, 1997, 40,349 shares had been issued under this plan.

  (b) Profit Sharing Plan

The Company has a profit-sharing plan for domestic employees to which employer contributions are at the discretion of the Board of Directors. Voluntary after-tax contributions not in excess of 10% of compensation may be made by non-highly compensated employees.

Eligible employees, 20 years or older, may become a participant in the Plan after one year of continuous service, if the employee was employed prior to reaching age 65. An employee's

                          CENTRAL PARKING CORPORATION
interest in the Plan vests after two years at the rate of 20% each year, so that the employee is fully vested at the end of seven continuous years of service.

Employer expense associated with this plan was $886,000, $971,000, and $1,136,000 in years 1995, 1996 and 1997, respectively.

  (c) Incentive Compensation Agreements

The Company has incentive compensation agreements with certain key employees. Participating employees receive an annual bonus based on profitability of the operations for which they are responsible. Incentive compensation expense is accrued during the year based upon management's estimate of amounts earned under the related agreements. Incentive compensation under all such agreements was approximately $4,560,000, $4,371,000, and $5,160,000 in years 1995, 1996 and
1997, respectively. In 1996, the cap on this bonus compensation for certain key executives was decreased.

  (d) Deferred Compensation Agreements

The Company has a deferred compensation agreement with the President and Chief Operating Officer of the Company in which the officer is entitled to receive upon retirement, payments in an aggregate amount equal to 5% of the increase in the Company's cumulative after tax profits since September 30, 1983. Upon the closing of the Company's initial public offering, the Company and the officer modified the existing agreement by issuing to the officer 267,750 shares of restricted common stock under the Company's restricted stock plan. Further, the officer may be entitled to receive additional shares of restricted common stock until his normal retirement or, if earlier, the date of termination of his employment, in an amount determined by a formula based upon the Company's performance over such period. If the officer voluntarily terminates his employment with the Company before his normal retirement, or if the Company terminates his employment for cause, all shares of stock received and to be received under the restricted stock plan are to be forfeited. The market value of the restricted stock at the date of issuance was $670,000 greater than the Company's deferred compensation liability. Accordingly, the Company recorded deferred compensation expense in its shareholders' equity, which is being amortized ratably over the remaining expected term of the officer's employment. If it is determined that additional shares are to be issued under the agreement, the Company will recognize compensation expense, spread ratably over the remaining expected term of the officer's employment, equivalent to the market value of such shares, subject to future market fluctuations prior to the issuance of such shares.

The Company has a deferred compensation agreement that entitles the Chairman and Chief Executive Officer to annual payments of $500,000 for a period of ten years following his termination, for any reason other than death, in exchange for a covenant not to compete. Thereafter, the officer is entitled to annual payments of $300,000 until his death and, in the event his wife survives him, she is entitled to annual payments of $300,000 until her death. The Company recognizes annual compensation expense pursuant to this agreement equivalent to the increase in the actuarially determined future obligation under the agreement.

                          CENTRAL PARKING CORPORATION

Compensation expense associated with these agreements was approximately $782,000, $412,000, and $88,000 in fiscal years 1995, 1996 and 1997, respectively.

  (e) Deferred Unit Plan

On December 19, 1996, the Board of Directors approved the adoption of the Company's Deferred Stock Unit Plan (the "Deferred Stock Unit Plan" or the "Plan"). Under the plan, certain key employees will have the opportunity to defer the receipt of certain portions of their cash compensation, instead receiving shares of Common Stock following certain periods of deferral. Approximately nine key employees will be eligible to participate in the plan. The plan is administered by a committee, appointed by the board of directors of the Company consisting of at least two non-employee "outside" directors of the Company.

The Company reserved 375,000 shares of Common Stock for issuance under the 1996 Deferred Stock Unit Plan. Participants may defer up to 50% of their salary. As of September 30, 1997 no compensation has been deferred under this plan.

  (f) Severance Agreement

The Company entered into a severance agreement with the President and Chief Operating Officer providing for a severance payment to him in cash or stock, at the Company's election, in an amount currently equal to three weeks of his total compensation for each year of employment with the Company, upon the termination of his employment with the Company for any reason other than fraud or malfeasance.

(13) RELATED PARTIES

In October 1995, the Company exchanged two Nashville, Tennessee properties for two Tulsa, Oklahoma, properties owned by the majority shareholders through a Tennessee limited liability company ("the LLC") of which the Company's chairman is chief manager and owner of fifty percent of the membership interests. The two Nashville properties are surface lots located in downtown Nashville with an appraised value of $2,840,000. The Tulsa properties are two surface parking lots that the LLC purchased from an unrelated third party immediately prior to the exchange for approximately $2.6 million. In the transaction, the Company exchanged the Nashville properties at their appraised value and received the two Tulsa properties and approximately $200,000 in cash from the LLC. The Company leased the Nashville properties from the LLC for $290,000 per year for a 10 year term and pays percentage rent. Total rent expense, including percentage rent, was $290,000 and $354,000 in 1996 and 1997, respectively. In addition, the Company will receive 25% of the gain in the event of a sale of these properties during the term of the lease. During 1997, the Company approved an increase in the percentage rent clause which was approved by a majority of the Company's disinterested directors. Management believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated persons.

                          CENTRAL PARKING CORPORATION

(14) CONTINGENCIES

The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to those proceedings and claims will not materially affect the financial position, operations, or liquidity of the Company. The Company maintains liability insurance coverage for individual claims in excess of $50,000, subject to annual aggregate limits.

Certain contractual obligations are collateralized by irrevocable letters of credit. At September 30, 1997, total letters of credit amounted to $3,630,000.

(15) SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments made for interest and income taxes were as follows (in thousands):

                                                         YEAR ENDED SEPTEMBER 30,
                                                         -------------------------
                                                          1995     1996     1997
                                                         ------   ------   -------
Interest...............................................  $   --   $   --   $ 4,368
Income taxes...........................................   5,877    7,209    10,899

(16) BUSINESS SEGMENTS

The Company's business activities consist of domestic and foreign operations. A summary of information about the Company's operations by segments is as follows (in thousands):

                                               YEAR ENDED SEPTEMBER 30,
                                            ------------------------------
                                              1995       1996       1997
                                            --------   --------   --------
Total revenues:
  Domestic................................  $110,007   $130,141   $204,868
  Foreign.................................    16,148     13,175     18,108
                                            --------   --------   --------
  Consolidated............................  $126,155   $143,316   $222,976
                                            ========   ========   ========
Operating earnings:
  Domestic................................  $ 12,111   $ 15,873   $ 25,967
  Foreign.................................     1,491      1,059      1,885
                                            --------   --------   --------
  Consolidated............................  $ 13,602   $ 16,932   $ 27,852
                                            ========   ========   ========
Earnings before income taxes:
  Domestic................................  $ 13,953   $ 19,748   $ 30,065
  Foreign.................................     1,554      1,320      2,347
                                            --------   --------   --------
  Consolidated............................  $ 15,507   $ 21,068   $ 32,412
                                            ========   ========   ========

                          CENTRAL PARKING CORPORATION

                                                         YEAR ENDED
                                                        SEPTEMBER 30,
                                                     -------------------
                                                       1996       1997
                                                     --------   --------
Identifiable assets:
  Domestic.........................................  $102,132   $227,471
  Foreign..........................................     5,080      6,543
                                                     --------   --------
Consolidated.......................................  $107,212   $234,014
                                                     ========   ========

(17) SUBSEQUENT EVENTS

  (a) Diplomat Acquisition

On October 1, 1997 the Company purchased Diplomat Parking Corporation for $21.7 million which has parking facilities primarily located in Washington D.C. and Baltimore, MD. The purchase was financed through the Company's Revolving Credit Facility (see Note 8). The transaction will be accounted using the purchase method.

  (b) Kinney Acquisition

On November 7, 1997 the Company announced it had signed a definitive purchase agreement to acquire Kinney System Holding Corporation for approximately $188 million, consisting of cash and $37.0 million of the Company's common stock, plus assumption of approximately $18.6 million of debt. The purchase price is subject to adjustment for certain events. Management intends to initially finance the purchase price through the new Acquisition Credit Facility, which will replace the present Revolving Credit Facility (see Note 17(c)). The transaction will be accounted using the purchase method.

  (c) Acquisition Credit Facility Commitment

On October 20, 1997 Company obtained a commitment for an aggregate $300 million facility consisting of a five year $200 million Revolving Credit Facility which will include a sublimit of $25 million for standby letters of credit and a $100 million five year term loan with scheduled repayment of $25 million per year, beginning in year two, at an interest rate during the first six months at LIBOR plus 125 basis points. At the end of an initial six month period, the interest rate on the facility and the commitment fee will revert to a grid pricing based upon the Company achieving a number of certain financial ratios. The facility commitment contains certain covenants which require the Company to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. The Acquisition Credit Facility will replace the Revolving Credit Facility (see Note 8) upon closing of the Kinney System acquisition.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         UNAUDITED                   UNAUDITED
                                                         JUNE 30,    SEPTEMBER 30,   JUNE 30,
                                                           1998          1997          1997
                                                         ---------   -------------   ---------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
                                            ASSETS
Current assets:
  Cash and cash equivalents............................  $ 20,582      $  9,979      $    476
  Management accounts receivable.......................    17,061        11,004         9,753
  Accounts and current portion of notes
    receivable -- other................................     8,924         6,158         7,630
  Prepaid expenses.....................................    13,014         9,394         7,257
  Deferred income taxes................................     1,279           911           416
  Refundable income taxes..............................        --         2,154            --
                                                         --------      --------      --------
         Total current assets..........................    60,860        39,600        25,532
Investments, at amortized cost.........................     4,978         4,754         4,676
Notes receivable, less current portion.................    31,039        16,537         8,511
Property, equipment, and leasehold improvements, net...   127,839        79,057        90,586
Contract and lease rights, net.........................    11,165         5,021         5,234
Goodwill, net..........................................   239,879        31,863        31,493
Investment in partnerships and joint ventures..........    31,641        50,195        48,910
Other assets...........................................    19,512         6,987         6,917
                                                         --------      --------      --------
                                                         $526,913      $234,014      $221,859
                                                         ========      ========      ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease
    obligations........................................  $  1,191      $    206      $    218
  Accounts payable.....................................    39,049        25,097        17,017
  Accrued payroll and related costs....................    13,177         8,256         7,260
  Accrued expenses.....................................    10,325         4,020         2,324
  Management accounts payable..........................    16,422        10,381         8,703
  Income taxes payable.................................       450           871           154
                                                         --------      --------      --------
         Total current liabilities.....................    80,614        48,831        35,676
Long-term debt and capital lease obligations...........    64,359        73,252        82,178
Other liabilities......................................    15,802         5,161         5,022
Deferred compensation..................................     3,740         3,048         3,102
Deferred income taxes..................................     5,605         6,871         5,440
                                                         --------      --------      --------
         Total liabilities.............................   170,120       137,163       131,418
Company-obligated mandatorily redeemable convertible
  securities of subsidiary whose sole assets are
  convertible subordinated debentures of the Company...   110,000            --            --
Shareholders' equity:
  Common stock, $.01 par value; 50,000,000 shares
    authorized, 29,503,487, 26,303,592 and 26,295,700
    issued and outstanding, respectively...............       296           263           263
  Additional paid-in capital...........................   164,163        32,843        32,559
  Foreign currency translation adjustment..............       315           193           305
  Retained earnings....................................    82,538        64,122        57,901
  Deferred compensation on restricted stock............      (519)         (570)         (587)
                                                         --------      --------      --------
         Total shareholders' equity....................   246,793        96,851        90,441
                                                         --------      --------      --------
                                                         $526,913      $234,014      $221,859
                                                         ========      ========      ========

     See accompanying notes to condensed consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                      THREE MONTHS ENDED     NINE MONTHS ENDED
                                           JUNE 30,               JUNE 30,
                                      ------------------    --------------------
                                       1998       1997        1998        1997
                                      -------    -------    --------    --------
                                                     (UNAUDITED)
                                            (DOLLAR AMOUNTS IN THOUSANDS,
                                                EXCEPT PER SHARE DATA)
Revenues:
  Parking.........................    $96,454    $49,194    $231,988    $126,981
  Management contract.............     15,734     10,836      42,611      30,397
                                      -------    -------    --------    --------
          Total revenues..........    112,188     60,030     274,599     157,378
Costs and expenses:
  Cost of parking.................     81,817     43,123     199,639     111,605
  Cost of management contracts....      4,217      3,471      11,328       9,163
  General and administrative......      9,733      5,398      24,319      16,098
  Goodwill and non-compete
     amortization.................      2,566        332       4,620         568
                                      -------    -------    --------    --------
          Total costs and
             expenses.............     98,333     52,324     239,906     137,434
                                      -------    -------    --------    --------
          Operating earnings......     13,855      7,706      34,693      19,944
Other income (expenses):
  Interest income.................        785        341       1,894       1,206
  Interest expense................     (1,487)    (1,617)     (6,243)     (2,937)
  Dividends on company-obligated
     mandatorily redeemable
     convertible securities of a
     subsidiary trust.............     (1,478)        --      (1,684)         --
  Net gains on sales of property
     and equipment................        (17)         3          --           8
  Equity in partnership and joint
     venture earnings.............      1,265      1,809       3,678       3,014
                                      -------    -------    --------    --------
          Other income (expenses),
             net..................       (932)       536      (2,355)      1,291
                                      -------    -------    --------    --------
          Earnings before income
             taxes................     12,923      8,242      32,338      21,235
          Income taxes............      4,975      2,967      12,420       7,645
                                      -------    -------    --------    --------
          Net earnings............    $ 7,948    $ 5,275    $ 19,918    $ 13,590
                                      =======    =======    ========    ========
Basic weighted average common
  shares outstanding..............     29,228     25,987      27,373      25,988
                                      =======    =======    ========    ========
Basic earnings per common share...    $  0.27    $  0.20    $   0.73    $   0.52
                                      =======    =======    ========    ========
Diluted weighted average common
  shares and dilutive potential
  common shares...................     29,694     26,301      27,838      26,303
                                      =======    =======    ========    ========
Diluted earnings per common
  share...........................    $  0.27    $  0.20    $   0.72    $   0.52
                                      =======    =======    ========    ========

     See accompanying notes to condensed consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1998        1997
                                                              ---------   --------
                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net earnings..............................................  $  19,918   $ 13,590
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation............................................      4,373      2,935
    Amortization of contract rights.........................        712        626
    Amortization of deferred compensation cost..............         51         50
    Amortization of goodwill and non-compete agreements.....      4,620        568
    Equity in partnership and joint venture (earnings)......     (3,678)    (3,014)
    Distributions from partnerships and joint ventures......      2,315         --
    Net gains on sales of property and equipment............         --         (8)
    Deferred income taxes...................................        620      1,159
    Changes in operating assets and liabilities, excluding
     effects of acquisitions:
      (Increase) decrease in management accounts
       receivable...........................................     (2,206)      (840)
      (Increase) decrease in notes and accounts
       receivable -- other..................................      3,545     (2,255)
      (Increase) decrease in prepaid expenses...............     (2,098)      (884)
      (Increase) decrease in refundable income taxes........      2,154         --
      (Increase) decrease in other assets...................       (423)    (1,092)
      Increase (decrease) in accounts payable, accrued
       expenses other liabilities and deferred
       compensation.........................................     (1,315)    (3,298)
      Increase (decrease) in management accounts payable....      5,023     (1,746)
      Increase (decrease) in income taxes payable...........      3,884       (658)
                                                              ---------   --------
        Net cash provided by operating activities...........     37,495      5,133
                                                              ---------   --------
Cash flows from investing activities:
Proceeds from sales of property and equipment...............        121      9,609
Investments in notes receivable.............................       (350)    (1,682)
Purchase of assets held for resale..........................         --    (45,962)
Proceeds from sale of assets................................         --     45,962
Purchase of property, equipment, and leasehold
  improvements..............................................    (21,409)    (6,205)
Purchase of contract rights.................................         --        (45)
Investment in and partnerships and joint ventures...........         (2)   (43,412)
Acquisitions of companies net of cash acquired..............   (210,444)   (50,601)
Purchase of investments.....................................       (224)      (193)
                                                              ---------   --------
        Net cash used by investing activities...............   (232,308)   (92,529)
                                                              ---------   --------
Cash flows from financing activities:
Dividends paid..............................................     (1,429)    (1,094)
Net borrowings (repayments) under revolving credit
  agreement.................................................    (17,250)    78,260
Proceeds from issuance of company-obligated mandatorily
  redeemable securities.....................................    106,000         --
Proceeds from issuance of notes payable.....................    100,000         --
Principal repayments on notes payable.......................   (103,456)   (19,045)
Distribution from partnerships and joint ventures...........     30,286         --
Proceeds from issuance of common stock and exercise of stock
  options, net..............................................     91,143        900
                                                              ---------   --------
        Net cash provided by financing activities...........    205,294     59,021
                                                              ---------   --------
Foreign currency translation................................        122        246
                                                              ---------   --------
        Net increase (decrease) in cash and cash
        equivalents.........................................     10,603    (28,129)
Cash and cash equivalents at beginning of period............      9,979     28,605
                                                              ---------   --------
Cash and cash equivalents at end of period..................  $  20,582   $    476
                                                              =========   ========
Non-cash transactions:
  Issuance of stock in acquisitions.........................  $  40,185   $     --
                                                              =========   ========
Effects of acquisitions:
  Fair value of assets acquired.............................  $  93,481   $ 71,388
  Purchase price in excess of the net assets acquired.......    212,440     32,015
  Liabilities assumed in acquisitions.......................    (47,079)   (46,137)
  Stock issued in acquisitions..............................    (40,185)        --
                                                              ---------   --------
  Cash paid.................................................    218,657     57,266
  Less cash acquired........................................     (8,213)    (6,665)
                                                              ---------   --------
        Net cash paid for acquisition.......................  $ 210,444   $ 50,601
                                                              =========   ========

     See accompanying notes to condensed consolidated financial statements.

                          CENTRAL PARKING CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All significant intercompany transactions have been eliminated in consolidation. Operating results for the three and nine months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 1998. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended September 30, 1997 (included in the Company's Annual Report on Form 10-K). Certain items have been restated to conform to current year presentation.

STOCK SPLIT

On November 21, 1997, the Board of Directors approved a three-for-two stock split payable to shareholders of record as of December 5, 1997. The stock split was distributed on December 12, 1997, resulting in the net issuance of 8,771,363 new shares. All shares and per share amounts in this report have been adjusted to reflect the stock split.

EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for all periods presented have been calculated and presented in accordance with SFAS No. 128.

                          CENTRAL PARKING CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

The following tables set forth the computation of basic and diluted earnings per share:

                                      NINE MONTHS ENDED                 NINE MONTHS ENDED
                                        JUNE 30, 1998                     JUNE 30, 1997
                               -------------------------------   -------------------------------
                                INCOME     COMMON      PER-       INCOME     COMMON
                               AVAILABLE   SHARES      SHARE     AVAILABLE   SHARES    PER-SHARE
                               ($000'S)    (000'S)    AMOUNT     ($000'S)    (000'S)    AMOUNT
                               ---------   -------   ---------   ---------   -------   ---------
Basic earnings per share.....   $19,918    27,373     $ 0.73      $13,590    25,988      $0.52
Effect of dilutive stock and
  options:
  Stock option plan..........                 247      (0.01)                   110
  Restricted stock plan......                 151                               145
  Deferred stock unit plan...                  12                                --
  Employee stock purchase
     plan....................                  55                                60
Diluted earnings per share...   $19,918    27,838     $ 0.72      $13,590    26,303      $0.52

                                   THREE MONTHS ENDED                THREE MONTHS ENDED
                                      JUNE 30, 1998                     JUNE 30, 1997
                             -------------------------------   -------------------------------
                              INCOME     COMMON                 INCOME     COMMON
                             AVAILABLE   SHARES    PER-SHARE   AVAILABLE   SHARES    PER-SHARE
                             ($000'S)    (000'S)    AMOUNT     ($000'S)    (000'S)    AMOUNT
                             ---------   -------   ---------   ---------   -------   ---------
Basic earnings per share...   $7,948     29,228      $0.27      $5,275     25,987      $0.20
Effect of dilutive stock
  and options:
  Stock option plan........                 256                                99
  Restricted stock plan....                 152                               143
  Deferred stock unit
     plan..................                  12                                --
  Employee stock purchase
     plan..................                  46                                72
Diluted earnings per
  share....................   $7,948     29,694      $0.27      $5,275     26,301      $0.20

Weighted average common shares used for the computation of basic earnings per share excludes certain common shares issued pursuant to the Company's restricted stock plan because under the related deferred compensation agreement the officer forfeits such shares if he voluntarily terminates his employment with the Company. The effect of the conversion of the company-obligated mandatorily redeemable securities of the subsidiary trust has not been included in the diluted earnings per share calculation since such securities are anti-dilutive. At June 30, 1998, such securities were convertible into 2,000,000 shares of common stock.

ACQUISITIONS

  Turner Parking

On April 1, 1998, the Company purchased substantially all of the assets of Turner Parking Systems, Inc, ("Turner") a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800 thousand (16,842 shares) in common stock of the Company. The Company financed the cash portion of the Turner

                          CENTRAL PARKING CORPORATION
purchase with borrowings under the New Credit Facility described below. The transaction was accounted for using the purchase method and, accordingly, the results of operations of Turner have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to Turner's assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over fair value of the net assets acquired of $3.7 million is being amortized on a straight-line basis over 10 years. Turner operates 34 parking facilities in Texas, Florida, California, Georgia and Washington D.C.

  Central Parking System of Louisiana, Inc.

The Company has historically owned 50% of Central Parking System of Louisiana, Inc. ("CPS of LA") and on March 30, 1998 purchased the remaining 50% from Property Service Corporation for $2.4 million in common stock (52,631 shares). CPS of LA manages and operates leased parking facilities, manages and operates parking facilities owned or leased by other parties, and provides financial and other advisory services. The Company's facilities are located in Louisiana. The transaction was accounted for using the purchase method and, accordingly, the purchase price has been allocated to CPS of LA's assets and liabilities based on their estimated fair market values at the date of acquisition. Since the date of acquisition, the results of operations have been included in the Company's consolidated financial statements. Prior to the acquisition, results of operations have been accounted for on the Company's books under the equity method as an investment. The excess of the purchase price over fair value of the net assets acquired of $2.3 million is being amortized on a straight-line basis over 5 years.

  Kinney System Holding, Corp.

On February 12, 1998, the Company purchased Kinney System Holding Corp. ("Kinney"), a privately-held parking company headquartered in New York City, for $208.8 million, including $171.8 million in cash and other consideration, and $37.0 million (882,422 shares) in common stock of the Company. Kinney operated 403 parking facilities at the date of acquisition, including facilities in New York, Boston, Philadelphia, and Washington D.C. In connection with this transaction, the Company assumed $8.1 million in capitalized leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt. The purchase price is subject to adjustment based on the outcome of an independent evaluation of Kinney's February 12, 1998 balance sheet. The Company financed the Kinney acquisition with borrowings under the New Credit Facility described below. The transaction was accounted for using the purchase method and, accordingly, the results of operations of Kinney have been included in the Company's consolidated financial statements from the date of acquisition. The preliminary purchase price has been allocated to Kinney's assets and liabilities based on their estimated fair market values at the date of acquisition. The excess of the preliminary purchase price over fair value of the net assets acquired of $186.3 million is being amortized on a straight-line basis over 30 years. Purchase price adjustments for Kinney have not been finalized.

                          CENTRAL PARKING CORPORATION

  Diplomat Parking Corporation

On October 1, 1997, the Company purchased Diplomat Parking Corporation ("Diplomat") for $21.7 million, which was financed through a $12.3 million draw on a revolving credit facility and an $8.2 million note to the sellers, that was subsequently paid, at an interest rate of 5%. The note payment was financed through a draw on the revolving credit facility. Diplomat operates 164 parking facilities, located primarily in Washington, D.C. and Baltimore, Maryland. The transaction was accounted for using the purchase method and, accordingly, the results of operations of Diplomat have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to Diplomat's assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over fair value of the net assets acquired of $20.1 million is being amortized on a straight-line basis over 25 years.

  Civic Parking, L.L.C.

On December 31, 1996, the Company purchased for cash, Civic Parking L.L.C. ("Civic Parking"), a limited liability company, which owns four parking garages in St. Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which had previously been operated by the Company under management agreements, have a total of 7,464 parking spaces. The purchase price was approximately $91.0 million, which was financed through working capital and a draw of $67.2 million on the Company's revolving credit facility. The transaction was accounted for under the purchase method. The estimated fair value of the garages at the date of the acquisition was equal to the purchase price and, accordingly, management has allocated the purchase price to the land and buildings acquired.

On April 16, 1997, the Company sold 50% of the membership units of Civic Parking to an affiliate of Equity Capital Holdings, L.L.C. for $46.0 million in cash. In the allocation of the purchase price, the Company assigned $45.8 million to the membership units that were sold; consisting of an estimated sale price of $46.0 million and estimated net cash inflows for the holding period of $638 thousand offset by interest on incremental debt during the holding period of $801 thousand. The membership units retained by the Company have been accounted for in the accompanying financial statements under the equity method.

On March 17, 1998, Civic Parking obtained financing with a financial institution for $60 million. The Company received net proceeds of $30.3 million from this transaction which reduced the Company's investment in partnerships and joint ventures. The proceeds from the refinancing were used to pay down the New Credit Facility mentioned below. The Company will continue to operate these garages pursuant to a lease and operating agreement with Civic Parking.

                          CENTRAL PARKING CORPORATION

PRO FORMA INFORMATION

The following unaudited consolidated pro forma condensed results of operations, give effect to the acquisition of Kinney, CPS of LA, and Turner as if such transactions had occurred at October 1, 1997, as follows (in thousands except for earnings per share):

                                                          NINE MONTHS ENDED
                                                            JUNE 30, 1998
                                                          -----------------
Total revenues..........................................      $325,412
Earnings before income tax..............................        30,347
Net earnings............................................        17,995
Basic earnings per common share.........................      $   0.65
Diluted earnings per common share.......................      $   0.64

The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to, the recognition of estimated cost savings related to general and administrative expenses to be eliminated prospectively in connection with the Kinney acquisition, interest expense on debt incurred to finance the acquisition and amortization of goodwill over 30 years for Kinney, 5 years for Louisiana, and 10 years for Turner. The unaudited proforma amounts do not necessarily represent the results, which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

LONG TERM DEBT

On February 11, 1998, the Company established a new credit facility (the "New Credit Facility") providing for an aggregate availability of up to $300 million, consisting of a five-year $200 million revolving credit facility, including a sub-limit of $25 million for standby letters of credit, and a $100 million term loan. The New Credit Facility bears interest until June 30, 1998 at a rate of LIBOR plus 1.25%. On June 30, 1998 the interest rate on the New Credit Facility and the commitment fee on the unused portion reverted to a grid pricing based upon the achievement of various financial ratios. The New Credit Facility contains certain covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness, and limit the amount of dividends payable. On March 18, 1998, the Company completed offerings of equity and convertible trust issued preferred securities, from which the Company obtained $195.3 million in net proceeds. The Company repaid and terminated the $100 million term loan with proceeds from these offerings. The remaining $95.3 million in proceeds was applied to reduce the outstanding balance under the $200 million revolving credit facility. The amount outstanding under the Company's New Credit Facility as of June 30, 1998 is $53.5 million, at an interest rate of 7.0%. The Company used borrowings under the New Credit Facility to replace the Company's prior revolving credit facility and to finance the Kinney and Turner acquisitions.

The prior credit facility, which was unsecured, was scheduled to expire January 31, 2000. Credit available under the prior facility amounted to $120 million. The amount outstanding under the Company's prior credit facility was $70.8 million, which is reflected as long term debt on the accompanying condensed consolidated balance sheet as of September 30, 1997.

                          CENTRAL PARKING CORPORATION

Such debt had a 7.1% weighted average interest rate for the period from December 31, 1996 to September 30, 1997, during which the Company had debt outstanding. At June 30, 1997, the Company had $78.3 million outstanding under its credit facilities at an interest rate of 7.1%. The weighted average balance outstanding was $227.4 million during the nine months ended June 30, 1997 with a weighted average interest rate of 7.2%.

CONVERTIBLE TRUST ISSUED PREFERRED SECURITIES AND EQUITY OFFERINGS

On March 18, 1998, the Company completed an offering of 2,137,500 shares of common stock. The Company received net proceeds from the offering of $89.3 million. Concurrent with the common stock offering, the Company created Central Parking Finance Trust ("Trust") which completed a private placement of 4,400,000 shares at $25.00 per share of 5.25% convertible trust issued preferred securities ("Preferred Securities") pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Preferred Securities represent preferred undivided beneficial interests in the assets of Central Parking Finance Trust, a statutory business trust formed under the laws of the State of Delaware. The Company owns all of the common securities of the Trust. The Trust exists for the sole purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount of 5.25% Convertible Subordinated Debentures ("Convertible Debentures") of the Company due 2028. The net proceeds to the Company from the Preferred Securities private placement were $106.0 million. Each Preferred Security is entitled to receive cumulative cash distributions at an annual rate of 5.25% (or $1.312 per share) and will be convertible at the option of the holder thereof into shares of Company common stock at a conversion rate of 0.4545 shares of Company common stock for each Preferred Security (equivalent to $55.00 per share of Company common stock), subject to adjustment in certain circumstances. The Preferred Securities do not have a stated maturity date but are subject to mandatory redemption upon the repayment of the Convertible Debentures at their stated maturity (April 1, 2028) or upon acceleration or earlier repayment of the Convertible Debentures. The proceeds of the equity and preferred security offerings were used to repay indebtedness.

The Company's consolidated balance sheets reflect the Preferred Securities of the Trust as company-obligated mandatorily redeemable convertible securities of subsidiary whose sole assets are convertible subordinated debentures of the Company.

YEAR 2000

The Company has considered the impact of year 2000 issues on its computer systems and applications and has developed a remediation plan. These plans are part of the Company's ongoing business strategies to incorporate advanced technologies in its information systems. The expenditures for system upgrades will be accounted for as capital expenditures, and will not have a significant impact on the Company's operations or liquidity.

SUBSEQUENT EVENTS

On July 1, 1998, the Company purchased substantially all of the assets of Sterling Parking, Inc, ("Sterling") a privately-held parking company headquartered in Dallas, Texas, for $4.48

                          CENTRAL PARKING CORPORATION
million, including $2.24 million in cash and $2.24 million (54,358 shares) in common stock of the Company. The Company financed the cash portion of the Sterling purchase with borrowings under the New Credit Facility described above. Sterling operates 31 parking facilities in Georgia, Florida, Virginia, California, and Kentucky.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Allright Holdings, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Allright Holdings, Inc. (a Delaware corporation) and Subsidiaries (Allright or the Company) as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows of the Company for the year ended June 30, 1998, and the period from October 31, 1996, through June 30, 1997, and of the Predecessor Company (as defined in Note 1) for the period from July 1, 1996, through October 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allright as of June 30, 1998 and 1997, and the consolidated results of operations, changes in stockholders' equity and cash flows of the Company for the year ended June 30, 1998, and the period from October 31, 1996, through June 30, 1997, and of the Predecessor Company for the period from July 1, 1996, through October 30, 1996, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, the Predecessor Company was acquired by Allright Acquisition, Inc., in a purchase transaction effective as of October 31, 1996. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor Company based on their estimated fair values at October 31, 1996. Accordingly, the financial statements of the Company are not comparable to those of the Predecessor Company.

ARTHUR ANDERSEN LLP

Houston, Texas
October 9, 1998

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Allright Corporation

We have audited the accompanying consolidated statements of income, stockholder's equity, and cash flows of Allright Corporation for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Allright Corporation's operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                              ERNST & YOUNG LLP

Houston, Texas
August 17, 1996

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

             CONSOLIDATED BALANCE SHEETS -- JUNE 30, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                1997       1998
                                                              --------   --------
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  7,329   $ 19,655
  Receivables...............................................     6,093      6,034
  Prepaid expenses..........................................     5,015      4,528
                                                              --------   --------
         Total current assets...............................    18,437     30,217
PROPERTY AND EQUIPMENT, at cost:
  Land......................................................   194,170    209,017
  Garages and buildings.....................................    22,050     36,068
  Equipment and leasehold improvements......................    14,472     28,687
                                                              --------   --------
         Total property and equipment.......................   230,692    273,772
  Less-Accumulated depreciation and amortization............     3,589      9,442
                                                              --------   --------
         Net property and equipment.........................   227,103    264,330
LEASEHOLDS AND MANAGEMENT FEE CONTRACTS, at cost, less
  accumulated amortization..................................    46,866     44,699
OTHER ASSETS:
  Investments in parking affiliates.........................     2,698      3,032
  Other real estate investments.............................     2,390      2,380
  Deferred debt issuance costs, net.........................     6,022      3,441
  Long-term portion of notes receivable.....................    21,646     21,414
  Other.....................................................     5,952      6,463
                                                              --------   --------
         Total other assets.................................    38,708     36,730
GOODWILL, net...............................................    32,685     32,293
                                                              --------   --------
         Total assets.......................................  $363,799   $408,269
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accrued liabilities and payables-
  Rents.....................................................  $ 10,726   $ 15,621
  Property taxes............................................     1,889      3,252
  Insurance.................................................     2,471      1,907
  Payroll and related and profit sharing....................     4,470      6,557
  Interest..................................................     1,514      1,680
  Other.....................................................     7,762      9,254
                                                              --------   --------
         Total accrued liabilities and payables.............    28,832     38,271
  Current maturities of long-term obligations...............        99        656
                                                              --------   --------
         Total current liabilities..........................    28,931     38,927
LONG-TERM OBLIGATIONS, less current maturities..............   200,473    222,615
DEFERRED FEDERAL INCOME TAXES...............................    30,047     30,168
DEFERRED COMPENSATION LIABILITY.............................     7,771      7,562
MINORITY INTEREST...........................................    21,163     23,103
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 500,000 shares authorized,
    73,921 shares and 79,325 shares issued and outstanding
    in 1997 and 1998, respectively..........................         1          1
  Capital in excess of par value............................    78,949     89,734
  Retained deficit..........................................    (3,400)    (3,332)
  Equity adjustment for foreign currency translation........      (136)      (509)
                                                              --------   --------
         Total stockholders' equity.........................    75,414     85,894
                                                              --------   --------
         Total liabilities and stockholders' equity.........  $363,799   $408,269
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                PREDECESSOR COMPANY               ALLRIGHT HOLDINGS, INC.
                          --------------------------------   ---------------------------------
                                           FOR THE PERIOD     FOR THE PERIOD
                                                FROM               FROM
                          FOR THE YEAR     JULY 1, 1996,     OCTOBER 31, 1996,   FOR THE YEAR
                              ENDED           THROUGH             THROUGH            ENDED
                          JUNE 30, 1996   OCTOBER 30, 1996     JUNE 30, 1997     JUNE 30, 1998
                          -------------   ----------------   -----------------   -------------
Revenues:
  Parking services
    revenues............    $167,709          $58,595            $114,881          $206,448
  Management fee
    revenues............       4,645            1,484               3,677            10,936
                             -------           ------             -------           -------
  Total revenues........     172,354           60,079             118,558           217,384
Costs and Expenses:
  Cost of parking
    services............     138,604           45,268              94,374           169,811
  Depreciation and
    amortization........       6,257            2,019               4,593             9,633
  General and
    administrative
    expenses............       9,271            2,840               6,207            11,919
  Issuance of stock to
    management..........          --            5,500                  --                --
  Amortization of
    goodwill............          --               --                 735             1,177
                             -------           ------             -------           -------
  Total costs and
    expenses............     154,132           55,627             105,909           192,540
                             -------           ------             -------           -------
Income from parking
Operations..............      18,222            4,452              12,649            24,844
                             -------           ------             -------           -------
Other income (expense):
  Interest expense......      (5,915)          (1,786)            (13,915)          (22,859)
  Interest and
    investment income...         729              240                 733             1,308
  Minority interest.....          --               --                (163)             (289)
  Gain (loss) on sales
    of property,
    equipment and
    leases..............       1,101              110                 (19)             (710)
                             -------           ------             -------           -------
  Total other income
    (expense)...........      (4,085)          (1,436)            (13,364)          (22,550)
                             -------           ------             -------           -------
Income (loss) before
  income taxes and
  extraordinary item....      14,137            3,016                (715)            2,294
                             -------           ------             -------           -------
Income taxes:
  Current...............      (5,980)          (2,960)               (834)           (2,105)
  Deferred..............          25            1,774                (317)             (121)
                             -------           ------             -------           -------
  Total income taxes....      (5,955)          (1,186)             (1,151)           (2,226)
                             -------           ------             -------           -------
Income (loss) before
  extraordinary item....       8,182            1,830              (1,866)               68
Extraordinary item, loss
  on defeasance of
  industrial revenue
  bonds.................          --               --              (1,534)               --
                             -------           ------             -------           -------
Net income (loss).......     $ 8,182           $1,830             $(3,400)          $    68
                             =======           ======             =======           =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 EQUITY
                                                                               ADJUSTMENT
                                     COMMON STOCK     CAPITAL IN   RETAINED    FOR FOREIGN
                                    ---------------   EXCESS OF    EARNINGS     CURRENCY
                                    SHARES   AMOUNT   PAR VALUE    (DEFICIT)   TRANSLATION
                                    ------   ------   ----------   ---------   -----------
Predecessor company:
Balance, June 30, 1995............   1,000    $--      $ 58,240    $ 33,652       $(424)
  Net income......................      --     --            --       8,182          --
  Current federal tax provision
     contributed to capital.......      --     --         4,366          --          --
  Translation adjustment..........      --     --            --          --           9
                                    ------    ---      --------    --------       -----
Balance, June 30, 1996............   1,000     --        62,606      41,834        (415)
  Capital contribution............      --     --        36,245          --          --
  Net income......................      --     --            --       1,830          --
  Current federal tax provision
     contributed to capital.......      --     --         2,658          --          --
  Issuance of stock to
     management...................      --     --         5,500          --          --
  Translation adjustment..........      --     --            --          --          46
                                    ------    ---      --------    --------       -----
Balance, October 30, 1996.........   1,000    $--      $107,009    $ 43,664       $(369)
                                    ======    ===      ========    ========       =====
Allright Holdings, Inc.:
Balance, October 31, 1996.........  67,900    $ 1      $ 72,928    $     --       $  --
  Issuance of common stock........   6,021     --         6,021          --          --
  Net loss........................      --     --            --      (3,400)         --
  Translation adjustment..........      --     --            --          --        (136)
                                    ------    ---      --------    --------       -----
Balance, June 30, 1997............  73,921      1        78,949      (3,400)       (136)
  Issuance of common stock........   5,404     --        10,785          --          --
  Net income......................      --     --            --          68          --
  Translation adjustment..........      --     --            --          --        (373)
                                    ------    ---      --------    --------       -----
Balance, June 30, 1998............  79,325    $ 1      $ 89,734    $ (3,332)      $(509)
                                    ======    ===      ========    ========       =====

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                         PREDECESSOR COMPANY              ALLRIGHT HOLDINGS, INC
                                                    ------------------------------   --------------------------------
                                                                    FOR THE PERIOD    FOR THE PERIOD
                                                                         FROM              FROM
                                                                    JULY 1, 1996,      OCTOBER 31,
                                                    FOR THE YEAR       THROUGH            1996,         FOR THE YEAR
                                                        ENDED        OCTOBER 30,         THROUGH            ENDED
                                                    JUNE 30, 1996        1996         JUNE 30, 1997     JUNE 30, 1998
                                                    -------------   --------------   ----------------   -------------
Cash flows from operating activities:
  Net income (loss)...............................     $ 8,182         $ 1,830          $  (3,400)        $     68
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities --
    Extraordinary item............................          --              --              1,534               --
    Depreciation and amortization.................       6,257           2,019              4,593            9,633
    Goodwill amortization.........................          --              --                735            1,177
    Debt issuance cost amortization...............          --              --              1,720            2,581
    Deferred tax provision (benefit)..............         214          (1,774)              (366)             121
    Current federal tax provision contributed to
      capital.....................................       4,366           2,658                 --               --
    Undistributed earnings from investments in
      parking affiliates, real estate and other
      investments.................................         (39)            (59)               (48)            (150)
    (Gain) loss on sales of property and
      equipment...................................      (1,101)           (110)                19              710
    Minority interest in consolidated entity......          --              --                163            1,940
    Change in operating assets and liabilities --
    (Increase) decrease in receivables............          50          (2,215)            (3,200)             293
    (Increase) decrease in prepaid expenses.......      (1,154)           (649)              (938)             721
    Increase in accrued liabilities and
      payables....................................       2,320           1,080              7,109            7,828
    Other.........................................          52            (107)                67              780
                                                       -------         -------          ---------         --------
  Net cash provided by operating activities.......      19,147           2,673              7,988           25,702
                                                       -------         -------          ---------         --------
Cash flows from investing activities:
  Proceeds from sales of property and equipment...     $ 2,274         $   184          $   2,641         $  6,379
  Proceeds received from investments in parking
    affiliates and real estate....................          58              49                 43               58
  Advances to investments in parking affiliates
    and real estate...............................         (10)           (664)                (5)             (12)
  Purchase of land................................      (4,233)             --             (4,104)         (21,194)
  Purchase of garages and equipment...............      (5,235)         (1,436)            (4,269)         (25,435)
  Purchase of leaseholds and management fee
    contracts.....................................        (351)            (33)            (3,805)          (1,569)
  Acquisitions of companies, net of cash
    acquired......................................          --              --           (221,754)          (2,842)
  (Increase) decrease in long-term notes
    receivable....................................          --              --            (16,987)             232
  Other...........................................      (1,478)            565               (320)            (359)
                                                       -------         -------          ---------         --------
  Net cash used in investing activities...........      (8,975)         (1,335)          (248,560)         (44,742)
                                                       -------         -------          ---------         --------
Cash flows from financing activities:
  Net bank note borrowings (payments).............       5,298         (11,149)                --               --
  Payments of long-term obligations...............     (11,896)        (32,805)            (2,679)          (4,856)
  Proceeds from issuance of long-term
    obligations...................................         528              --            168,211           25,437
  Proceeds from issuance of common stock..........          --              --              6,021           10,785
  Capital contribution............................          --          41,745             67,428               --
                                                       -------         -------          ---------         --------
  Net cash (used in) provided by financing
    activities....................................      (6,070)         (2,209)           238,981           31,366
                                                       -------         -------          ---------         --------
Net increase (decrease) in cash and cash
  equivalents.....................................       4,102            (871)            (1,591)          12,326
Cash and cash equivalents, beginning of period....       3,652           7,754              8,920            7,329
                                                       -------         -------          ---------         --------
Cash and cash equivalents, end of period..........     $ 7,754         $ 6,883          $   7,329         $ 19,655
                                                       =======         =======          =========         ========
Noncash transactions:
  Purchase of property and equipment in exchange
    for liabilities...............................          --              --                 --         $  1,314

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACQUISITIONS

Effective October 31, 1996, Allright Acquisition Company, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Allright Holdings, Inc. (Allright or the Company), a newly formed Delaware corporation, acquired all of the common stock (the Acquisition) of Allright Corporation and its wholly owned subsidiaries (the Predecessor Company), a Delaware corporation, from Nedinco Delaware Incorporated (Nedinco), a Delaware corporation, for approximately $226,334,000, including acquisition-related expenses of approximately $3,267,000. The Acquisition was financed with proceeds from a capital contribution of $65,850,000 from Holdings and a credit facility with CS First Boston Mortgage Capital Corp. (CSFB). The Acquisition was accounted for as a purchase, and the total purchase price was allocated to assets acquired and liabilities assumed based on their relative fair market values at the date of purchase and resulted in goodwill of approximately $33,596,000.

The $36,245,000 capital contribution recorded in the accompanying Predecessor Company's statement of stockholder's equity reflects the amount necessary to retire certain debt obligations of the Predecessor Company, prior to the Acquisition, as required by the agreement for the Acquisition. This amount was deducted from the sales proceeds remitted to Nedinco.

During the period from July 1, 1996, to October 30, 1996, Nedinco committed to grant management equity in the Predecessor Company equal to $5,500,000. The Predecessor Company recorded a noncash compensation expense reflecting the fair value of this commitment. The issuance of this equity is being effected through the use of Allright stock instruments. In order to effect the grant, $1,650,000 was issued on the date of the acquisition, with the remaining $3,850,000 to be issued as directed by and subject to limitations established by the Company's Board of Directors. The value of the equity commitment was included as additional acquisition cost on Allright's financial statements.

The following unaudited pro forma condensed results of operations give effect to the acquisition of the Predecessor Company as if such transaction had occurred at the beginning of each period presented (in thousands):

                                                     FOR THE YEAR ENDED
                                                           JUNE 30
                                                     -------------------
                                                       1996       1997
                                                     --------   --------
                                                         (UNAUDITED)
Total revenues.....................................  $172,354   $178,637
Loss before extraordinary item.....................    (2,168)      (919)
Net loss...........................................    (2,168)    (2,453)

The foregoing unaudited pro forma amounts are based upon certain assumptions and estimates, including, but not limited to, (a) interest expense on debt incurred to finance the acquisition, (b) depreciation expense related to the net increase in the values of garages, buildings and leaseholds, (c) amortization of goodwill over 30 years associated with the acquisition and (d) the related tax effects of
(a), (b) and (c). Additionally, the nonrecurring charge to the Predecessor Company for the $5,500,000 compensation charge related to the

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES equity commitment made by Nedinco was excluded from the 1997 unaudited pro forma condensed results of operations. The unaudited pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction taken place at the beginning of each period presented or of future results of operations.

During the period July 1, 1996, through October 30, 1996, there were no significant acquisitions made by Allright other than the purchase of the Predecessor Company described above. During the period October 31, 1996, through June 30, 1997, the Company acquired four properties and four companies for a purchase price of $3,041,000 and $5,369,000, respectively. The purchase price of these acquisitions approximated fair market value of the properties. One of these acquisitions provides for potential contingent consideration of a maximum amount of $1,600,000 to be paid if certain operating thresholds are met over the next eight years. During fiscal year 1998, the Company acquired 19 properties and seven companies for an aggregate purchase consideration of $35,023,000 and $5,401,000, respectively. These acquisitions resulted in goodwill of $2,213,000. Five of these acquisitions provide for potential contingent consideration of a maximum amount of $1,648,000 to be paid if certain operating thresholds are met over the next five years.

On June 1, 1997, the Company acquired a 50 percent controlling interest in Edison Parking Management L.P (Edison). Edison's assets consist of management contracts contributed by Park Fast Parking Management, L.P. (Park Fast), a third party. These management contracts were recorded at their fair market value and are being amortized straight-line over their expected lives, which average 12 years. The value of Park Fast's interest is reflected as minority interest in the accompanying balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

  Operations and Basis of Presentation

Allright operates, maintains and manages automobile parking facilities and invests in real estate utilized in parking operations.

The financial statements include the results of operations and cash flows of the Predecessor Company for the year ended June 30, 1996, the period from July 1, 1996, through October 30, 1996, and the results of operations and cash flows of Allright from October 31, 1996, through June 30, 1997, and for the year ended June 30, 1998.

  Principles of Consolidation

The accompanying financial statements include the accounts of Allright, its subsidiaries and controlled partnerships. Investments in affiliates and other real estate investments that are not majority owned or controlled are accounted for using the equity method. All significant intercompany accounts have been eliminated.

  Cash and Cash Equivalents

Allright considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

  Property and Equipment

Property and equipment are stated at cost, as adjusted to fair value on the effective date of the Acquisition, October 31, 1996. Allright used the direct capitalization method to determine the fair value of properties that generate parking income. Generally, a market capitalization rate was applied to the annual stabilized historical income from the property to determine its fair value. For properties which are operated as parking lots, a substantial portion of the purchase price was allocated to land since the value of improvements was nominal. For properties improved with a garage, the fair value was allocated between the land and the garage based upon the estimated replacement cost of the structure. Garages and equipment are depreciated using the straight-line method. In July 1997, based on the results of operating experience and the Company's maintenance programs, the Company extended the useful lives of certain garages and buildings effective July 1, 1997. Such change in estimate resulted in an approximate $589,000 reduction in depreciation expense for the year ended June 30, 1998. The balances and estimated useful lives for property and equipment are as follow (in thousands):

                                 JUNE 30, 1997   JUNE 30, 1998    USEFUL LIVES
                                 -------------   -------------   --------------
Land...........................    $194,170        $209,017      Nondepreciable
Garages and buildings..........      22,050          36,068         35-40 years
Equipment and leasehold
  improvements.................      14,472          28,687          1-15 years
                                   --------        --------
                                    230,692         273,772
Less- Accumulated depreciation
  and amortization.............      (3,589)         (9,442)
                                   --------        --------
                                   $227,103        $264,330
                                   ========        ========

  Leaseholds and Management Contracts

Long-term leases (leaseholds) and management contracts allow Allright to operate parking facilities without acquiring a fee interest in the property. The leaseholds and management contracts were valued using the discounted cash flow method. Leaseholds and management contracts are amortized principally over the remaining contractual term or an estimated term considering anticipated terminations and renewal periods.

  Carrying Amount of Long-Lived Assets

Allright has allocated the purchase price of the Predecessor Company to long-lived assets based upon their fair values as of the purchase date. Such values were determined based upon management's current intent to continue operating such properties as parking facilities. In future periods, management could change its intended use for certain properties, including deciding to sell certain properties, or other events could occur that may indicate the carrying amount of an asset may not be recoverable from continued operation of such property as a parking facility. An impairment loss would be recognized in the period such events occur, and such loss would be measured by the difference between the carrying costs of the asset and the current fair value based on its intended use. During the year ended June 30, 1998,

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

Allright recorded an impairment loss of approximately $1,075,000 for properties of which management changed the intended use from hold and operate to sell. These properties were sold in fiscal year 1998. Management will continue to monitor circumstances which may indicate that an impairment loss has occurred and will record any such loss in the proper period.

  Income Taxes

The Predecessor Company and Allright have both accounted for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 whereby deferred income taxes are provided at the balance sheet date for temporary differences between the tax bases of assets and liabilities and their respective carrying amounts for financial statement purposes. These deferred taxes are measured by applying current tax law and rates. The Predecessor Company filed a consolidated U.S. federal income tax return with its parent, Nedinco, for the year ended June 30, 1996, and the period ended October 30, 1996. For the period commencing October 31, 1996, and for subsequent periods, Allright has filed and will continue filing a consolidated U.S. federal income tax return. For state tax purposes, Allright and its subsidiaries will file either on a stand-alone or combined basis depending on individual state requirement. While a current federal income tax provision has been reflected in the Predecessor Company's consolidated statement of operations for the period from July 1, 1995, through October 30, 1996, pursuant to the terms of SFAS No. 109, federal taxes payable by the Predecessor Company were not required to be remitted to Nedinco unless a consolidated tax liability existed. Accordingly, the amount of such income taxes for the period from July 1, 1995, through October 30, 1996, has been reflected as a capital contribution by Nedinco to the Predecessor Company.

  Foreign Currency Translation

The financial statements of Allright's Canadian subsidiaries have been translated into U.S. dollar equivalents in accordance with SFAS No. 52. All balance sheet accounts have been translated using exchange rates at the end of the period, and income statement items have been translated using the average exchange rate for the period. The translation adjustment is included in stockholder's equity.

  Extraordinary Loss

On October 31, 1996, Allright recorded an extraordinary loss of $1,534,000 for costs incurred with respect to the defeasance of debt obligations. The tax benefit resulting from the extraordinary loss increased the Company's net operating loss carryforward (NOL); however, the deferred tax attributable to this NOL has been fully reduced by a valuation allowance. See Note 9 for further discussion.

  Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired and is amortized on a straight-line basis over 30 years. Amortization expense for the period from October 31, 1996, through June 30, 1997, and the year ended June 30, 1998, totaled approximately

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

$735,000 and $1,177,000, respectively. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  Debt Issuance Costs

The Company has deferred certain expenses totaling approximately $7,742,000 incurred in connection with the issuance of the CSFB debt. These debt issuance costs are being amortized over three years, the term of the debt. The amortization of such deferred costs for the period from October 31, 1996, through June 30, 1997, and the year ended June 30, 1998, totaled approximately $1,720,000 and $2,581,000, respectively and is reflected in interest expense in the accompanying consolidated statement of operations.

  Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, long-term obligations and notes receivable. The Company believes that the carrying amounts of these instruments approximate their fair value as of June 30, 1997 and 1998.

  Newly Issued Accounting Standards

In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. SFAS No. 123 requires either recognition of compensation expense in the financial statements for those companies that adopt the fair value-based accounting method or expanded disclosure of pro forma net income information for those companies that retain the accounting method set forth in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The Company follows the accounting method set forth in APB Opinion No. 25 and provides the expanded disclosure requirements required by SFAS No. 123.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. The Company is required to adopt SFAS No. 130 in the first quarter of fiscal 1999. Reclassification of comparative financial statements provided for earlier periods will be required. The Company believes that the display of comprehensive income will only differ from the currently reported net income by the foreign currency translation currently reported in the consolidated statement of stockholders' equity.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. OTHER ACCRUED LIABILITIES AND PAYABLES

The components of "Other accrued liabilities and payables" at June 30, 1997 and 1998, were as follows (in thousands):

                                                          1997     1998
                                                         ------   ------
Accounts payable.......................................  $1,541   $2,196
Sales tax payable......................................   2,349    3,066
Rent deposits..........................................     740      687
Accrued expenses -- general............................     963      905
Deferred income........................................     812    1,173
Other..................................................   1,357    1,227
                                                         ------   ------
                                                         $7,762   $9,254
                                                         ======   ======

4. LONG-TERM OBLIGATIONS

Long-term obligations at June 30, 1997 and 1998, consisted of the following (in thousands):

                                                                1997       1998
                                                              --------   --------
CSFB -- Senior Debt Tranche A Subportion One................  $ 29,712   $ 29,712
CSFB -- Senior Debt Tranche A Subportion Two................   125,242    125,242
CSFB -- Senior Debt Tranche B...............................    30,000     30,000
CSFB -- Permitted Acquisition Loan..........................    12,503     31,260
Installment mortgage notes..................................       503      2,636
Secured notes...............................................        --      1,406
Unsecured notes.............................................     1,385      1,843
Touro Capital Lease Obligation..............................     1,226      1,172
                                                              --------   --------
          Total.............................................   200,571    223,271
Less- Current maturities of long-term obligations...........       (99)      (656)
                                                              --------   --------
Long-term obligations.......................................  $200,472   $222,615
                                                              ========   ========

In October 1996, Allright entered into a credit agreement with CSFB for the purpose of financing the purchase of the Predecessor Company. Additionally, in October 1996, Allright defeased all of its Industrial Development Revenue Bonds
(IRBs) in the amount of $17,892,093 and recorded an extraordinary loss of $1,534,000. At June 30, 1997 and 1998, $15,800,000 and $15,515,000,
respectively, of the IRBs remain outstanding in a trust secured by U.S. Treasury bills which were used to defease these instruments.

The principal balances of CSFB Tranche A Subportion One and Subportion Two notes mature on October 30, 1999. Subportion One interest is payable monthly and accrues at the London Interbank Offered Rate (LIBOR) plus 3 percent until October 31, 1998, and LIBOR plus 3.25 percent thereafter. Subportion Two interest is payable monthly and accrues

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES at 8.85 percent until October 31, 1997, LIBOR plus 3 percent until October 30, 1998, and LIBOR plus 3.25 percent thereafter.

The principal balance of CSFB Tranche B note matures on October 30, 1999. Interest is payable monthly and accrues at 12.25 percent until October 30, 1998, and 12.50 percent thereafter.

The Company obtained a revolving line of credit (Permitted Acquisition Loan) with a maximum borrowing capacity of $75,000,000, maturing October 30, 1999. At June 30, 1997 and 1998, borrowing capacity available under the Permitted Acquisition Loan was approximately $62,497,000 and $43,740,000, respectively. The Permitted Acquisition Loan provides for interest per annum equal to LIBOR plus 3.75 percent on outstanding borrowings.

On March 5, 1998, the Company obtained a revolving line of credit and letter of credit agreement (Bank One Loan) with a maximum borrowing capacity of $5,100,000, maturing October 1, 1999. At June 30, 1998, borrowing capacity available under the Bank One Loan was $3,813,000. The Bank One Loan provides for interest per annum equal, at the Company option, to either the Prime Rate of interest or LIBOR plus 2.75 percent on outstanding borrowings.

The CSFB term loans and Permitted Acquisition Loan are secured by substantially all of Allright's assets. The Bank One Loan is collateralized by a piece of the Company's property.

The aggregate maturities on long-term obligations during the five years subsequent to June 30, 1998, are as follows:

For the fiscal year ending June 30-
     1999............................................  $    656
     2000............................................   219,089
     2001............................................       775
     2002............................................       310
     2003............................................       326
     Thereafter......................................     2,115
                                                       --------
                                                       $223,271
                                                       ========

Management intends to either refinance the existing debt obligations with CSFB or obtain new financing when they expire on October 30, 1999. Management believes it will obtain this financing at similar or better terms.

Cash paid for the year ended June 30, 1996, from July 1, 1996 through October 30, 1996, from October 31, 1996 through June 30, 1997, and for the year ended June 30, 1998, for interest was approximately $ 5,648,000, $1,778,000, $10,469,000 and $20,487,000, respectively.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

5. LEASES

Total rental expense under operating leases for parking properties and rental income from subleases are reflected in cost of parking services and consist of the following (in thousands):

                                                               ALLRIGHT HOLDINGS, INC
                             PREDECESSOR COMPANY          --------------------------------
                       --------------------------------    FOR THE PERIOD
                                        FOR THE PERIOD          FROM
                                             FROM           OCTOBER 31,
                       FOR THE YEAR     JULY 1, 1996,          1996,         FOR THE YEAR
                           ENDED           THROUGH            THROUGH            ENDED
                       JUNE 30, 1996   OCTOBER 30, 1996    JUNE 30, 1997     JUNE 30, 1998
                       -------------   ----------------   ----------------   -------------
Fixed rentals........    $ 63,022          $20,547            $41,992           $73,659
Variable rentals.....      18,917            6,528             12,179            20,897
                         --------          -------            -------           -------
          Total
            rentals..      81,939           27,075             54,171            94,556
Less- Sublease
  income.............      (2,775)          (1,520)            (2,287)           (3,532)
                         --------          -------            -------           -------
Net rental expense...    $ 79,164          $25,555            $51,884           $91,024
                         ========          =======            =======           =======

Aggregate minimum rental commitments for parking properties under noncancelable fixed rental leases, reduced by estimated rentals to be received from existing subleases at June 30, 1998, consisted of the following (in thousands):

                                                      OPERATING LEASES
                                               ------------------------------
                                               MINIMUM                 NET
                                     CAPITAL    FIXED     SUBLEASE   MINIMUM
                                      LEASE    RENTALS     INCOME    RENTALS
                                     -------   --------   --------   --------
For fiscal years-
  1999.............................  $  753    $ 58,870    $  874    $ 57,996
  2000.............................     753      44,731       728      44,003
  2001.............................     867      30,840       528      30,312
  2002.............................     295      18,228       333      17,895
  2003.............................     266      12,121       209      11,912
  Thereafter.......................   1,209      57,981     2,358      55,623
                                     ------    --------    ------    --------
          Total minimum lease
             payments..............   4,143    $222,771    $5,030    $217,741
                                               ========    ======    ========
Less- Amount representing
  interest.........................   1,565
                                     ------
Present value of net minimum lease
  payments.........................  $2,578
                                     ======

Payments under management fee contracts and variable rentals under leases requiring payment of a percentage of gross receipts are not included in the preceding table. The terms of certain lease agreements also provide for payment by the lessee of taxes, insurance and maintenance on the facilities. Certain long-term lease agreements also have various terms of renewal, escalation clauses and provisions under which Allright could share in any gains upon the sale of property during the lease term.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

6. EMPLOYEE BENEFIT PROGRAMS

  Profit-Sharing Plan

A trusteed noncontributory profit-sharing plan covers substantially all employees of the Predecessor Company and Allright at June 30, 1997 and 1998. Contributions under the plan are based upon 5 percent of consolidated pretax income from parking operations, as adjusted as specified in the plan, and approximated $902,000 for the year ended June 30, 1996, $405,000 for the period from July 1, 1996, through October 30, 1996, $680,000 for the period from October 31, 1996, through June 30, 1997, and $1,398,000 for the year ended June 30, 1998.

  Deferred Compensation

Agreements with certain present and former key executives provide for aggregate annual payments ranging from $20,000 to $144,000 per year for periods ranging from 10 years to life, beginning when the executive retires or upon death or disability. Under certain conditions, the amount of deferred benefits can be reduced. Life insurance contracts with a face value of approximately $9,288,000 have been purchased to fund, as necessary, the benefits under these agreements. The cash surrender value of the life insurance contracts is approximately $900,000 and $1,135,000 at June 30, 1997 and 1998, respectively, and is included in other noncurrent assets. The plan is a nonqualified plan and is not subject to ERISA funding requirements.

Net pension costs for the period from October 31, 1996, through June 30, 1997, and the year ended June 30, 1998, included the following components (in thousands):

                                                           1997    1998
                                                           -----   ----
Service cost, benefits earned during the year............  $  74   $ 39
Interest cost on projected benefit obligation............    337    506
Actual gain on plan assets...............................     --     --
Net amortization and deferral............................    (95)   (51)
                                                           -----   ----
          Net pension costs..............................  $ 316   $494
                                                           =====   ====

The funded status of the plans at June 30, 1998, was as follows (in thousands):

Actuarial present value of benefit obligations --
  Vested benefit obligation.................................  $7,562
  Nonvested benefit obligation..............................      --
                                                              ------
          Accumulated benefit obligation....................   7,562
Effect of projected future compensation levels..............      --
                                                              ------
          Projected benefit obligation......................   7,562
Plan assets at fair value...................................      --
                                                              ------
Projected benefit obligation in excess of plan assets.......   7,562
Unrecognized cumulative net (loss) gain.....................      --
Prior service cost unrecognized in pension cost.............      --
Unrecognized net implementation asset (obligation)..........      --
                                                              ------
          Accrued pension cost..............................  $7,562
                                                              ======

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 7 percent, for the period from October 31, 1996, through June 30, 1997 and the year ended June 30, 1998.

  Stock Plans

As discussed in Note 1, Nedinco committed to grant the management of the Predecessor Company an effective interest equal to $5,500,000. The Predecessor Company recorded a noncash compensation expense reflecting the fair value of this commitment. In order to effect the grant, the Company issued $1,650,000 on October 31, 1996. The remaining $3,850,000 was to be issued as directed by and subject to limitations established by the Company's board of directors.

Effective January 1, 1998, the Company's Allright 1998 Employee Stock Option Plan (the 1998 Incentive Plan) authorized 3,850 shares of common stock to be available for awards. The 1998 Incentive Plan is intended, in part, as a vehicle by which the Company's board of directors could fulfill the commitment made by Nedinco to management of the Predecessor Company. Effective May 20, 1998, 1,605 incentive stock options (ISOs) were issued to management of the Company to purchase 1,605 shares of the Company's common stock at the price of $1,700 per share. Under the terms of the award, at the time of exercise, a special cash bonus shall be paid equal to the number of shares of common stock for which the ISO has been exercised times $1,700 per share. This combination of ISOs and special cash bonus was designed to effect a portion of the remaining stock commitment made to management by Nedinco. One-third of the ISOs vested on May 20, 1998. The remaining ISOs vest as follows: one-third on January 1, 1999, and one-third on January 1, 2000. The ISOs expire January 1, 2008.

In February 1997, stock options to purchase 2,917 common stock shares were granted to an executive of the Company at an option price per share above market on the date of grant. Vesting commenced on March 1, 1997, with such options vesting at the rate of 61 shares per month.

In July 1997, stock options to purchase 740 common stock shares were granted to an executive of the Company at an option price per share above market on the date of grant. The options vest 25 percent on July 25, 1998, 1999, 2000 and 2001.

Based on the terms in the respective agreements, the vesting of all options outstanding at June 30, 1998, shall accelerate at various rates upon a change in control.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

Stock option transactions under the plans were as follows:

                                                        NUMBER
                                                          OF       OPTION PRICE
                                                        SHARES      PER SHARE
                                                        ------   ----------------
Outstanding at June 30, 1996..........................     --                  --
  Granted.............................................     --                  --
  Exercised...........................................     --                  --
  Canceled............................................     --                  --
                                                        -----    ----------------
Outstanding at October 30, 1996.......................     --                  --
                                                        -----    ----------------
  Granted.............................................  2,917    $          1,100
  Exercised...........................................     --                  --
  Canceled............................................     --                  --
Outstanding at June 30, 1997..........................  2,917    $          1,100
  Granted.............................................  2,345    $1,300 to $2,900
  Exercised...........................................     --                  --
  Canceled............................................     --                  --
                                                        -----    ----------------
Outstanding at June 30, 1998..........................  5,262    $1,100 to $2,900
                                                        =====    ================

The Fair Value of the 2,917 and 740 stock options was estimated as of the date of the grant using the minimum value method as described in SFAS No. 123. The following weighted average assumptions were used for the 2,917 and 740 options granted: Risk Free Interest Rate of 6.48% and 6.04%, respectively, and an expected life of 4 years and 4 years, respectively. The resulting Fair Values of the 2,917 and 740 options grants were $151 and $0, respectively.

The Company accounted for the 2917 and 740 options under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost was recognized. If compensation cost for these options had been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been reduced (increased) to the following pro forma amounts (in thousands):

Net income (loss) --
  As reported for period ended June 30, 1997................  $(3,400)
  Pro forma as adjusted under SFAS No. 123..................   (3,450)
Net income (loss) --
  As reported for fiscal year ended June 30, 1998...........       68
  Pro forma as adjusted under SFAS No. 123..................      (59)

The 1605 options issued in 1998 under the 1998 Incentive Plan were not included in the above pro forma calculations as the Predecessor Company recorded a non-cash compensation charge for the $5,500,000 equity commitment made by Nedinco to management of the Predecessor Company.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

7. STOCK WARRANTS

In October 1996, Allright engaged the financial advisory firm CBA Mortgage Partners, L.P. (CBA), to assist the Company in the acquisition of the Predecessor Company. In return for services rendered, the Company issued CBA 1,177 warrants to purchase common stock of the Company at an exercise price of $.01 per share. The fair market value of the warrants on the date of grant, estimated at $1,177,000, was recorded as additional purchase consideration.

8. COMMITMENTS AND CONTINGENCIES

Indemnification of Liabilities by Nedinco and Hang Lung Development Company Ltd.

Nedinco and Hang Lung Development Company Ltd., a Hong Kong corporation, have agreed to indemnify Allright for certain costs and liabilities incurred in connection with or arising out of the operations of the Predecessor Company prior to October 31, 1996. As a result of the indemnification, expenses related to items covered by the indemnification are being paid directly by Nedinco.

  Letters of Credit

At June 30, 1998, the Company had letters of credit outstanding totalling $1,638,000.

  Litigation

The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion, after taking into consideration evaluations by counsel for Company, that the outcome of all known and potential claims and litigation will not have a material adverse effect on the Company's business or consolidated financial position or result of operations.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

9. INCOME TAXES

Income tax expense (benefit) for the periods presented below consisted of the following (in thousands):

                                    PREDECESSOR COMPANY             ALLRIGHT
                                 -------------------------   ----------------------
                                   YEAR                      OCTOBER 31,     YEAR
                                  ENDED     JULY 1, 1996,     1996, TO      ENDED
                                 JUNE 30,   TO OCTOBER 30,    JUNE 30,     JUNE 30,
                                   1996          1996           1997         1998
                                 --------   --------------   -----------   --------
Current--
  Federal......................   $4,701       $ 2,706         $   --       $  477
  State........................    1,104           149            628        1,567
  Non-U.S......................      175           105            206           61
                                  ------       -------         ------       ------
          Total current........    5,980         2,960            834        2,105
                                  ------       -------         ------       ------
Deferred--
  Federal......................      (28)       (1,766)           240          207
  State........................       (6)           (3)            95          (83)
  Non-U.S......................        9            (5)           (18)          (3)
                                  ------       -------         ------       ------
          Total deferred.......      (25)       (1,774)           317          121
                                  ------       -------         ------       ------
          Total income tax
             expense...........   $5,955       $ 1,186         $1,151       $2,226
                                  ======       =======         ======       ======

The effective rate, as computed on income (loss) before extraordinary items and income taxes, differs from the statutory U.S. income tax rate for the periods presented below due to the following (in thousands):

                               PREDECESSOR COMPANY                         ALLRIGHT
                       -----------------------------------   -------------------------------------
                          YEAR ENDED      JULY 1, 1996, TO   OCTOBER 31, 1996,       YEAR ENDED
                        JUNE 30, 1996     OCTOBER 30, 1996    TO JUNE 30, 1997     JUNE 30, 1998
                       ----------------   ----------------   ------------------   ----------------
                       AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT    PERCENT    AMOUNT   PERCENT
                       ------   -------   ------   -------   -------   --------   ------   -------
U.S. federal
  statutory rate on
  income (loss)
  before
  extraordinary items
  and income taxes...  $4,807    34.0%    $1,026    34.0%    $ (290)      34.0%   $  778    34.0%
State and city income
  taxes, net of
  federal income tax
  benefit............     724     5.1        168     5.4          5       (0.1)      159     6.9
Nondeductible
  goodwill
  amortization.......      --      --         --      --        235      (27.6)      427    18.7
Nondeductible
  expenses...........     114     1.0         13      --         94      (10.9)       70     3.1
Valuation allowance..      --      --         --      --      1,107     (130.1)      792    34.6
Other................     310     2.0        (21)   (0.1)        --         --        --      --
                       ------   -----     ------   -----     ------     ------    ------   -----
Income tax expense...  $5,955    42.1%    $1,186    39.3%    $1,151     (134.7)%  $2,226    97.3%
                       ======   =====     ======   =====     ======     ======    ======   =====

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

Sources of deferred tax assets and liabilities are as follows (in thousands):

                                                           JUNE 30
                                                     -------------------
                                                       1997       1998
                                                     --------   --------
Deferred tax assets-
  Deferred compensation expense....................  $  4,361   $  4,276
  State taxes......................................     1,447        971
  Straight-line rent increases.....................       874        775
  Net operating losses.............................    16,955     17,143
  Other............................................       144        879
                                                     --------   --------
          Total gross deferred tax assets..........    23,781     24,044
                                                     --------   --------
Deferred tax liabilities-
  Book/tax difference in land values...............   (32,694)   (33,220)
  Property, plant and equipment, due to differences
     in depreciation...............................    (3,914)    (3,434)
Other..............................................      (435)      (416)
                                                     --------   --------
          Total gross deferred tax liabilities.....   (37,043)   (37,070)
Less- Valuation allowance..........................   (16,785)   (17,142)
                                                     --------   --------
          Net deferred tax liabilities.............  $(30,047)  $(30,168)
                                                     ========   ========

Net operating losses will expire if not utilized beginning in 2004. The utilization of these net operating losses will be significantly limited by various provisions of the Tax Code. Valuation allowance has been provided for net operating losses for which recoverability is not deemed to be more likely than not.

The amount of cash paid for federal alternative minimum, state and foreign income taxes during the year ended June 30, 1996, the period from July 1, 1996, to October 30, 1996, the period from October 31, 1996, to June 30, 1997, and the year ended June 30, 1998, was approximately $2,153,000, $684,000 and $1,332,000 and $2,072,000, respectively.

10. NOTES RECEIVABLE

Included in notes receivable at June 30, 1997 and 1998, is a mortgage note of $2,485,000 from a partnership which is secured by a parking garage and rental assignments. The note bears interest at a rate of 7.7 percent which is payable monthly. The loan matures in August 2010.

In June 1997, the Company loaned its partner in Edison $16,500,000 in connection with the Company's acquisition of its interest in Edison. The note is secured by a partnership interest in Edison, bears interest at a rate of 10 percent and is payable in full in July 2004.

The remainder of notes receivable consist of notes ranging from $153,000 to $1,071,000 at June 30, 1997, and notes ranging from $17,000 to $1,071,000 at
June 30, 1998. The notes bear interest at rates ranging from 8 percent to 12 percent at June 30, 1998.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

11. SUBSEQUENT EVENTS

  Prepaid Insurance

On July 1, 1998, the Company renewed its primary insurance coverages with its existing carrier under a three year rate guaranteed program. The Company financed the purchase of these insurance coverages by paying $550,000 in cash and financing the remaining $10,500,000 over 30 months at an annual percentage rate of 6.20 percent. Monthly payments of $376,000, which include interest and principal, begin August 1, 1998.

  Allied Parking Acquisition

On October 1, 1998, the Company purchased four leases from Allied Parking of New York (Allied Parking) relating to parking facilities in Manhattan with maturities ranging from 2006 to 2029 for $14,230,000 cash. In addition, Allied Parking agreed to lease the Company two more lots for 19 years each in exchange for a prepaid lease payment of $4,900,000. The Company also purchased the right to use the "Allied Parking" name for $835,000 in cash.

  Merger With Central

On September 21, 1998, a merger agreement was signed in which the Company will merge with a wholly owned subsidiary of Central Parking Corporation. The merger, which is expected to be accounted for as a pooling of interests transaction is based on an equity purchase price of $564 million, which is subject to adjustment for and reduction related to, among other things, transaction costs, acquisitions and Allright indebtedness. For purposes of computing the exchange ratio, the Central Parking Corporation common stock will have a deemed price of $46.00 per share. The merger remains subject to certain closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Act. The transaction is also subject to approval by the shareholders of both Central Parking Corporation and the Company at separate meetings to be scheduled. The transaction is anticipated to close in early 1999.

  System Conversion

Allright is in the process of upgrading local and wide area information networks, computer hardware, software, and connection devices to comply with Year 2000 issues. The vendors of such computer equipment have warranted that their systems will appropriately process information beyond Year 2000. Allright expects that the conversion of all system critical functions will be completed no later than the end of the first calendar quarter of 1999. Management expects this conversion timetable to provide adequate opportunity to fully test and address any unforeseen Year 2000 issues. Management believes that the system is operating sufficiently to produce the necessary management reporting needed to operate the Company on a timely basis and that all reporting capabilities will be ready as necessary.

                                                                         ANNEX A
                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                          CENTRAL PARKING CORPORATION,

                            CENTRAL MERGER SUB, INC.

                                      AND

                            ALLRIGHT HOLDINGS, INC.

                         DATED AS OF SEPTEMBER 21, 1998

                          AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 21, 1998 (this "Agreement"), among Central Parking Corporation ("Central"), a Tennessee corporation, Central Merger Sub, Inc. ("Central Sub"), a Delaware corporation and wholly owned subsidiary of Central, Allright Holdings, Inc. ("Holdings"), a Delaware corporation and the sole shareholder of Allright Corporation ("Allright"), a Delaware corporation, Apollo Real Estate Investment Fund II, L.P. ("Apollo"), a Delaware limited partnership and AEW Partners, L.P. ("AEW"), a Delaware limited partnership.

                                    RECITALS

WHEREAS, the respective Boards of Directors of Central, Central Sub and Holdings have each approved the Merger (as defined below) of Central Sub and Holdings pursuant to the terms of this Agreement;

WHEREAS, the majority stockholders of Central, Monroe J. Carrell, Jr. and The Carell Children's Trust (collectively, the "Central Stockholders"), have each entered into a transaction support agreement with Holdings, Apollo and AEW, dated as of the date hereof (collectively, the "Transaction Support Agreements"), with respect to the Merger wherein the Central Stockholders have committed to vote the shares of Central capital stock beneficially owned by the Central Stockholders in connection with the Merger and the other transactions contemplated by this Agreement, and Apollo and AEW, as the majority stockholders of Holdings, have committed to vote the shares of Holdings capital stock beneficially owned by them in favor of the Merger and the other transactions contemplated by this Agreement, and certain other stockholders and warrantholders of Holdings have each entered into a transaction support agreement with respect to the Merger wherein such stockholders and warrantholders have committed to vote the shares of Holdings capital stock beneficially owned by them in favor of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, Central, certain stockholders of Central, Apollo and AEW have entered into a Registration Rights Agreement, dated as of the date hereof (the "Registration Rights Agreement"), pursuant to which Central has agreed to provide certain registration rights for the benefit of such stockholders of Central, Apollo and AEW;

WHEREAS, Central, Central Sub and Holdings desire to make certain representations, warranties, covenants and agreements in connection with such merger as set forth in this Agreement; and

WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code;

Now, therefore, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

Section 1.1 The Merger. At the Effective Time (as defined in Section 1.2) and in accordance with the terms of this Agreement and applicable law, Central Sub shall be merged (the "Merger") with and into Holdings and its separate legal existence shall cease to exist, and Holdings will be the surviving corporation (some times referred to herein as the "Surviving Corporation") and shall continue its corporate existence as "Allright Holdings, Inc." under the laws of the State of Delaware. The Merger shall have the effects provided for in Section 251 of the Delaware General Corporation Law (the "DGCL").

Section 1.2 Effective Time. The merger (the "Merger") shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or at such later time specified as the effective time in the Certificate of Merger), which Certificate of Merger shall be so filed at the time of the Closing (as defined in Section 1.3). The date and time when the Merger becomes effective are herein referred to as the "Effective Time".

Section 1.3 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to the provisions of Article VII herein, the closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location to be agreed to by Central and Holdings, on the second business day following the satisfaction or waiver of the conditions set forth in Article VI, or at such other time and date as the parties may mutually agree. The date and time of such Closing are herein referred to as the "Closing Date". At the Closing, each of the parties hereto shall take, or cause to be taken, all such actions and deliver, or cause to be delivered, all such documents, instruments, certificates and other items as may be required under this Agreement or otherwise, in order to perform or fulfill all covenants, conditions and agreements on its part to be performed at or prior to the Effective Time.

Section 1.4 Certificate of Incorporation. The Certificate of Incorporation of Holdings, as in effect at the Effective Time, shall continue in effect as the Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided therein.

Section 1.5 By-Laws. The By-Laws of Holdings, as in effect at the Effective Time, shall be the By-Laws of the Surviving Corporation, until thereafter amended as provided therein.

Section 1.6 Directors and Officers. The officers and directors of Central Sub at the Effective Time shall be the officers and directors of the Surviving Corporation, each to hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

        (a) each share of common stock of Central Sub, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist and shall be converted into one share of common stock of the Surviving Corporation, $0.01 par value per share. Such newly issued shares shall thereafter constitute all of the issued and outstanding shares of the Surviving Corporation;

        (b) each share of common stock of Holdings, $0.01 par value per share (the "Holdings Common Stock"), issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled in accordance with
     Section 2.1(c), shall be cancelled and cease to exist and shall be converted into and represent the number of common shares of Central, $0.01 par value per share (the "Central Common Stock"), equal to the Exchange Ratio (as defined in Section 2.6);

        (c) all share capital held in the treasury of Holdings or held by any of Holdings' subsidiaries shall be cancelled and cease to exist and no payment shall be made in respect thereof; and

        (d) at the Effective Time, all rights in respect of outstanding shares of Holdings Common Stock shall cease to exist, other than the right to receive Central Common Stock as described above.

Section 2.2 Closing of Holdings Transfer Books. At the Effective Time, the stock transfer books of Holdings shall be closed and no transfer of Holdings Common Stock shall thereafter be made.

Section 2.3 No Fractional Shares. No fractional shares of Central Common Stock shall be issued pursuant hereto. In lieu of any such fractional share of Central Common Stock, Central shall pay to each former shareholder of Holdings who otherwise would be entitled to receive a fractional share of Central Common Stock an amount in cash determined by multiplying (i) $46.00 by (ii) the fractional interest in a share of Central Common Stock to which such holder would otherwise be entitled.

Section 2.4 Certain Adjustments. If after the date hereof and on or prior to the Closing Date the outstanding shares of Central Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, or any similar event shall occur, the amount of shares to which a holder of Holdings Common Stock shall be entitled to receive shall be adjusted accordingly to provide to such holder the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend or similar event.

Section 2.5 Stock Options; Warrants. (a) At the Effective Time, each option granted by Holdings to purchase shares of Holdings Common Stock (each, a "Holdings Option") which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Holdings Common Stock and shall be converted automatically into an option to purchase shares of Central Common Stock (each, a "Central Option") in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Allright 1998 Employee Stock Option Plan (the "Holdings Option Plan"), if applicable to such Holdings Options), and the agreements evidencing grants thereunder, including, but not limited to, the accelerated vesting of such options which shall occur in connection with and by virtue of the consummation of the Merger as and to the extent required by the Holdings Option Plan and such agreements:

        (i) the number of shares of Central Common Stock to be subject to the new Central Option shall be equal to the product of the number of shares of Holdings Common Stock subject to the original Holdings Option and the Exchange Ratio, provided that any fractional shares of Central Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

        (ii) the exercise price per share of Central Common Stock under the new Central Option shall be equal to the exercise price per share of Holdings Common Stock under the original Holdings Option divided by the Exchange Ratio, provided that the resulting exercise price shall be rounded up to the nearest cent.

(b) In the case of any Holdings Options which are intended to be "incentive stock options" (as defined in Section 422 of the Code)("ISOs"), the exercise price of, the number of shares purchasable pursuant to, and the terms and conditions of exercise of, the Central Options issued in exchange therefor shall be determined in order to comply with Section 424(a) of the Code.

(c) The duration and other terms of Central Options shall be the same as the Holdings Options except that all references to Holdings shall be deemed to be references to Central.

(d) As of the Effective Time, the Holdings Options Plan shall be assumed by Central and, following the Effective Time, Central shall take all steps necessary to provide that shares of Central Common Stock issuable upon the exercise of all outstanding Central Options shall be covered by an effective registration statement on Form S-8 (or other appropriate form) as soon as practicable after the Effective Time.

(e) At the Effective Time, each warrant granted by Holdings to purchase shares of Holdings Common Stock (each, a "Holdings Warrant") which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Holdings Common Stock and shall be converted automatically into a warrant to purchase shares of Central Common Stock (each, a "Central Warrant") in an amount equal to the product of the number of shares of Holdings Common Stock subject to the original Holdings Warrant and the Exchange Ratio, provided that any fractional shares of Central Common Stock resulting from such multiplication shall be rounded down to the nearest share. The exercise price per share of Central Common Stock under the new Central Warrant shall be equal to the exercise price per share of Holdings Common Stock under the original Holdings Warrant divided by the Exchange Ratio, provided that the resulting exercise price shall be rounded up to the nearest cent.

Section 2.6 Calculation of Exchange Ratio.  (a) The "Exchange Ratio" shall be
(i) the Equity Purchase Price (as defined in Section 2.6(b)), divided by (ii) $46.00, divided by (iii) the number of shares of Holdings Common Stock outstanding as of the Effective Time (excluding any shares of Holdings Common Stock issued or issuable to the seller in exchange for assets in any acquisition permitted under Sections 5.1(d) and 5.1(e)), plus the number of shares of Holdings Common Stock issuable pursuant to outstanding Holdings Options and Holdings Warrants immediately prior to the Effective Time.

(b) The "Equity Purchase Price" shall be calculated as follows and shall be set forth in a closing statement (the "Closing Statement"), an example of which is set forth on Schedule 2.6(b), that will be prepared by Holdings based on its good faith estimates of the amounts indicated and provided to Central for its review and approval (which shall not be unreasonably withheld), not less than five business days prior to the Closing Date: (i) $564,390,050, plus (ii) the Acquisition Expenses (as defined in Section 2.6(c)), plus (iii) the excess, if any, of $5,000,000 over the Covered Transaction Expenses (as defined in Section 2.6(d)), plus (iv) the Working Capital Adjustment (as defined in Section 2.6(e)), plus (v) the aggregate exercise price of all outstanding and unexercised Holdings Warrants or Holdings Options which are not ISOs as of the Closing Date, less (vi) the principal amount of any long-term indebtedness for borrowed money and capitalized lease obligations of Allright and its consolidated subsidiaries as of the Closing Date and assumed by Central or Central Sub pursuant to the Merger, but not including the current portion of either long-term indebtedness or capitalized lease obligations, less (vii) the excess, if any, of the Covered Transaction Expenses over $5,000,000, less (viii) any adjustment required pursuant to paragraph (f) below, plus (ix) any Divesture Gain (as defined herein), less (x) any Divesture Loss (as defined herein), less
(xi) any proceeds arising from the sale, lease, transfer or disposition of any property or assets set forth on Schedule 5.1(j), after deduction of all expenses incurred relating to any such transaction, less (xii) any Excess Severance (as defined in Section 3.12(a)). Holdings shall use its best efforts to deliver to Central as soon as possible (but no later than fifteen business days prior to the Closing Date), Allright's and Holdings' audited financial statements for the fiscal year ended June 30, 1998, Allright's Actual EBITDA (as defined below), the Acquired Facility EBITDA (as defined below) and the Non-Acquired EBITDA (as defined below).

(c) The "Acquisition Expenses" shall be the aggregate amount of cash consideration and transaction expenses paid by Holdings, Allright or any Subsidiary (as defined below) through the Closing in respect of any and all acquisitions of parking facilities after April 30, 1998 and any and all capital expenditures incurred in connection with such acquisitions and leases entered into after April 30, 1998, all as set forth on Schedule 2.6(c) (as such Schedule may be supplemented or revised prior to the Closing Date).

(d) "Covered Transaction Expenses" include, without duplication, any and all out-of-pocket expenses of Holdings, Allright, the Subsidiaries, Apollo and AEW, incurred in connection with the Merger or the other transactions contemplated by this Agreement, to the extent that such expenses have been paid or are accrued on the Closing Statement. AEW and Apollo shall list all such expenses on the Closing Statement.

(e) The "Working Capital Adjustment" shall be calculated as follows: (i) the amount of working capital surplus or deficit (such deficit, if any, to be expressed as a negative number) of Allright and its consolidated subsidiaries as set forth on its most recent available balance sheet (which shall not be dated more than 50 calendar days prior to the Closing Date), reduced by the amount of any portion of any acquisitions not financed from additional debt or equity proceeds subsequent to such balance sheet date and which shall be determined in accordance with Schedule 2.6(e) and otherwise in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis with Allright's historical financial statements, plus (ii) $6,000,000. Any items reflected as Covered Transaction

Expenses or as an adjustment pursuant to any other clause of paragraph (b) above used to calculate the Equity Purchase Price shall be excluded in calculating the working capital deficit or surplus for the purposes of determining the Working Capital Adjustment. The Working Capital Adjustment may only be a negative number or zero.

(f) Notwithstanding anything to the contrary above, the Equity Purchase Price shall be adjusted as follows:

        (i) if Allright's EBITDA (as defined below) calculated from Allright's audited financial statements for the fiscal year ended June 30, 1998 ("Allright's Actual EBITDA"), minus the EBITDA attributable to those parking facilities acquired by Holdings, Allright or any Subsidiary after April 30, 1998, to the extent the EBITDA attributable to such parking facilities was included in Allright's Actual EBITDA (the "Acquired Facility EBITDA", and the difference between Allright's Actual EBITDA and the Acquired Facility EBITDA, the "Non-Acquired EBITDA"), is equal to or greater than $34.0 million, the Equity Purchase Price shall be computed as set forth above and no further adjustment shall be made under this paragraph (f); and

        (ii) if the Non-Acquired EBITDA is less than $34.0 million (the difference between the $34.0 million and the Non-Acquired EBITDA, the "EBITDA Shortfall"), then the Equity Purchase Price shall be reduced by the EBITDA Shortfall, multiplied by 16.

"EBITDA" shall mean, for any particular entity, the earnings before interest, taxes, depreciation and amortization attributable to that entity. For purposes of computing Allright's Actual EBITDA above, the EBITDA shall be derived in accordance with GAAP consistently applied from Allright's audited financial statements for the fiscal year ended June 30, 1998 and shall not include the following expenses: the Covered Transaction Expenses and expenses incurred in connection with the Merger, payments made in respect of retention, employment and management continuity agreement bonuses listed on Schedules 5.9(a), 5.9(b) and 5.9(c) and any other charges related to Holdings Options or Holdings Warrants used to compute the Exchange Ratio pursuant to Section 2.6(a)(iii), charges for asset impairments and expenses associated with other liabilities mutually agreed to by Holdings and Central. In addition, Allright's Actual EBITDA shall not include any gains or losses attributable to the sale of any assets, and any minority interest expense deducted to calculate EBITDA shall be reinstated when computing Allright's Actual EBITDA. The calculation used to derive Allright's Actual EBITDA shall be included as part of the Closing Statement.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Holdings and Allright represent and warrant to Central and Central Sub as follows:

Section 3.1 Organization. Holdings is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 3.2 Authority; Enforceability. Holdings has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on its part hereby. The execution and delivery by Holdings of this Agreement and the consummation by Holdings of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Holdings. No other corporate proceedings on the part of Holdings are necessary to authorize the execution and delivery of this Agreement and the consummation by Holdings of the transactions contemplated hereby or the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Holdings and is a valid and binding agreement of Holdings, enforceable against Holdings in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles. AEW and Apollo, as the majority stockholders of Holdings, have taken, or will prior to the Closing take, all action required to be taken on their respective parts in order for Holdings to have duly authorized, executed and delivered this Agreement and to consummate the transactions contemplated hereby.

Section 3.3 Subsidiaries. Holdings does not have any subsidiaries other than Allright. Except as provided in Schedule 3.3, Allright does not have any equity interest, directly or indirectly, in any other entity (such subsidiaries in Schedule 3.3, the "Subsidiaries").

Section 3.4 Non-Contravention. Except as set forth on Schedule 3.4, the execution and delivery by Holdings, AEW and Apollo of this Agreement and by AEW and Apollo of the Registration Rights Agreement, the Noncompetition Agreement and the Transaction Support Agreements do not, and the consummation by each of the transactions contemplated hereby and thereby and the performance by each of the obligations which it is obligated to perform hereunder and thereunder will not, (a) violate any provision of the Certificate of Incorporation or By-Laws of Holdings, Allright or any Subsidiary, (b) except as a result of failing to obtain any third party consents, violate, or result in the violation of, any provision of, or result in the termination of or the acceleration of, or entitle any party to accelerate any obligation or indebtedness under, or result in the imposition of any lien upon or the creation of a security interest in any of the Holdings Common Stock or upon the assets of Holdings, Allright or any Subsidiary, pursuant to, any mortgage, lien, lease, franchise, license, permit, agreement or other instrument to which Holdings, Allright or any Subsidiary is a party, or by which Holdings, Allright or any Subsidiary is bound, and that is likely to, in any such event, in the aggregate, have a material adverse effect on the financial condition of Holdings, Allright and the Subsidiaries taken as a whole (a "Holdings Material Adverse Effect"), or (c) subject to the approvals required as set forth in Section 3.5, violate or conflict with any other restriction of any kind or character to which Holdings, Allright or any Subsidiary or to which AEW or Apollo is subject which would prevent or significantly restrict or delay the consummation of the transactions contemplated hereby.

Section 3.5 Consents. Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and as set forth in
Schedule 3.5, no consent, authorization, order or approval of, or filing or registration with, any governmental commission, board or other regulatory body (collectively, "Consents") which has not been obtained or made is required (a) for or in connection with the execution and delivery of this Agreement by Holdings and the consummation by Holdings of the transactions contemplated hereby and the performance by Holdings of its obligations hereunder, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Holdings Material Adverse Effect, or (b) for the ongoing operations of Allright and the Subsidiaries as currently conducted, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Holdings Material Adverse Effect.

Section 3.6 Capital Stock. (a) The entire authorized capital stock of Holdings consists of 500,000 shares of common stock, $0.01 par value, 79,564 of which are issued and outstanding as of the date hereof and all such shares are validly issued, fully paid and nonassessable, and 500,000 shares of preferred stock, with a par value of $0.01 per share, none of which are issued and outstanding. Except as set forth on Schedule 3.6(a), there are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of Holdings capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of Holdings capital stock.

(b) The entire authorized capital stock of Allright consists of 1,000 shares of common stock, $0.01 par value, all of which are issued and outstanding as of the date hereof, and all such shares are validly issued, fully paid and nonassessable. Other than as set forth on Schedule 3.6(b), Holdings owns all such issued and outstanding shares free and clear of any options, liens, claims, charges or other encumbrances. There are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of Allright capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of Allright capital stock.

(c) All of the issued and outstanding shares of capital stock or securities of the Subsidiaries (the "Subsidiaries Shares") are validly issued, fully paid and nonassessable. Allright owns, directly or indirectly, the percentage of such Subsidiary Shares set forth on Schedule 3.6(c), in each case free and clear of any options, liens, claims, charges or other encumbrances, except as set forth on Schedule 3.6(c). There are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of any Subsidiary capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of any Subsidiary capital stock.

Section 3.7 Organization and Qualification of Allright and the
Subsidiaries. Except as set forth on Schedule 3.7, each of Allright and the Subsidiaries is duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its organization and each has full corporate or partnership, as the case may be, power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, except where such failure would not, in the aggregate, have a Holdings Material Adverse Effect. Each of Allright and the Subsidiaries is qualified and in good standing in every jurisdiction where the failure to so qualify or be in good standing would have, in the aggregate, a Holdings Material Adverse Effect.

Section 3.8 Financial Statements. Schedule 3.8 contains a true and correct copy of (a) the audited consolidated balance sheet of Allright as of June 30, 1997,
(b) the audited related statement of income and cash flows for the three-years then ended, (c) the unaudited consolidated balance sheet of Allright as of June 30, 1998, (d) the unaudited and consolidated statements of income and retained earnings and unaudited statements of cash flows of Allright for the fiscal year ended June 30, 1998, (e) the unaudited balance sheet of Holdings (parent company only) as of June 30, 1998 and (f) the unaudited statements of income and retained earnings of Holdings (parent company only) for the fiscal year ended June 30, 1998 (collectively, the "Financial Statements"). The Financial Statements (including the notes thereto) present fairly in all material respects the financial position and results of operations of Allright and the Subsidiaries as of the date and for the periods specified therein set forth, and have been prepared in accordance with GAAP consistently applied, except for any ordinary year-end adjustments and footnote disclosures with respect to any interim financial statement. The sole remedy for any breach of this Section 3.8 shall be an adjustment to the Equity Purchase Price as set forth in Section 2.6(f), except if such breach arises from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of such Financial Statements.

Section 3.9 Undisclosed Liabilities. Except as set forth on Schedule 3.9, Holdings, Allright and the Subsidiaries have no liabilities or obligations, secured or unsecured (whether absolute, accrued, contingent or otherwise and whether due or to become due), which are not fully reflected in the Financial Statements, except (a) those incurred in the ordinary course of business since June 30, 1998, (b) those that may have arisen as a result of the execution and delivery of this Agreement by Holdings or (c) those that would not have, in the aggregate, a Holdings Material Adverse Effect.

Section 3.10 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the Financial Statements, Holdings, Allright and the Subsidiaries have conducted their respective businesses in the ordinary course.

Section 3.11 Legal Proceedings. Except as set forth in Schedule 3.11, there are no governmental proceedings seeking over $50,000 or private litigation proceedings against Holdings, Allright or any Subsidiary pending or, to the knowledge of Holdings, threatened which, if determined adversely to Holdings, Allright or any Subsidiary, is likely to have, in the aggregate, a Holdings Material Adverse Effect, nor are there any judgments, decrees or orders against or enjoining Holdings, Allright or any Subsidiary in respect of, or the effect of which is to prohibit, restrict, or affect, any business practice or the acquisition of any property or the conduct of business in any area which will have, in the aggregate, a Holdings Material Adverse Effect.

Section 3.12 Employee Benefits. (a) Schedule 3.12(a) sets forth a true and complete list as of the date hereof of each material bonus, retention bonus, deferred compensation, incentive compensation, severance, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by Holdings, Allright or the Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with Holdings, Allright or the Subsidiaries would be deemed a "single employer" within the meaning of section 4001(a)(15) of ERISA, for the benefit of any employee or former employee of Allright or an ERISA Affiliate, whether written or unwritten (the "Plans"). For purposes of the adjustment to the Equity Purchase Price set forth in Section 2.6(b), "Excess Severance" shall mean the amount by which the aggregate severance obligations of Holdings, Allright or the Subsidiaries set forth on Schedule 3.12(a) as updated or supplemented on the Closing Date (excluding any reasonable and customary severance obligations contained in provisions of any employment or severance agreement entered into in connection with any acquisition of a parking facility or parking-related entity after the date hereof) shall exceed $6.3 million.

(b) Holdings, Allright and the Subsidiaries have previously made available to Central or its representatives copies of (i) each of the Plans or summaries thereof, including all amendments thereto to date; (ii) the two most recent actuarial statements, if any, prepared for each

Plan; (iii) the two most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA in connection with each Plan or related trust; (iv) the most recent determination letter received from the IRS, if any, for each Plan and related trust which is intended to satisfy the requirements of
Section 401(a) of the Code; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Plan; and (vi) all material communications to any employee or employees relating to each Plan.

(c) Except as set forth on Schedule 3.12(c) hereto, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured) with respect to current or former employees of Holdings, Allright, any Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service (other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as defined in section 3(2) of ERISA, or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary)).

(d) Each of the Plans is in material compliance with the terms thereof and with the requirements of any and all laws, orders, decrees, rules and regulations applicable to such plan, including, but not limited to, ERISA and the Code. Except as set forth on Schedule 3.12 (d), no Plan is subject to Title IV of ERISA. There are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

(e) Except as set forth on Schedule 3.12(e), no Plan is a "multiemployer pension plan" (as defined in section 3(37) of ERISA). With respect to any Plan that is a "multiemployer pension plan" (as defined in section 3(37) of ERISA) covering employees of Holdings, Allright, the Subsidiaries or any ERISA Affiliate, (i) none of Holdings, Allright, any Subsidiary or any ERISA Affiliate has, since January 1, 1992, made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in sections 4203 and 4205 of ERISA, (ii) no event has occurred that presents a material risk of a partial withdrawal, (iii) none of Holdings, Allright, any Subsidiary or any ERISA Affiliate has any contingent liability under section 4204 of ERISA and no circumstances exist that present a material risk that any such plan will go into reorganization, and (iv) the aggregate withdrawal liability of Holdings, Allright, the Subsidiaries and the ERISA Affiliates, computed as if a complete withdrawal by Holdings, Allright, the Subsidiaries and the ERISA Affiliates had occurred under each such Plan on the date hereof, would not exceed $25,000.

(f) Each Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified, and, to the knowledge of Holdings, Allright and the Subsidiaries, no event has occurred since the date of such determination that would adversely affect such determination.

(g) The consummation of the Merger will not cause Holdings, Allright or any Subsidiary to be responsible for any long-term gain incentive bonus to be paid to any regional or division manager in connection with the sale of owned property.

Section 3.13 Properties, Contracts and Other Data. (a) Allright and its Subsidiaries own and have good, marketable and insurable title to the real property owned of record or beneficially by Allright or such Subsidiary, as the case may be (the "Owned Properties"), free and clear of all mortgages, liens (except for ad valorem real estate taxes not yet delinquent or the validity of which are being contested in good faith, imperfections and liens that do not materially detract from the value of or interfere with the present use of such property), claims, pledges, security interests and other monetary encumbrances, and free of all restrictions, easements, reservations, covenants and other non-monetary encumbrances, except for the matters set forth in the title policies related to the Owned Properties referenced on Schedule 3.13(a)(1) and as set forth on
Schedule 3.13(b)(1). Except as set forth on Schedule 3.13(a)(2), as of the date hereof, neither Allright nor any Subsidiary has received any written notice of condemnation or suspension of its right to use with respect to any of the Owned Properties, none of the Owned Properties is subject to condemnation proceedings and there is not now pending or threatened, any governmental or regulatory action or action by a private party adverse to the uses contemplated for the Owned Properties by Allright and its Subsidiaries.

(b) Except as set forth on Schedule 3.13(b)(1), as of the date hereof there are no (i) mortgages, indentures, loan agreements or other borrowing agreements to which Holdings, Allright or any Subsidiary is a party as obligor, or to which it or any of their respective owned assets or properties is subject, which relate to indebtedness of Holdings, Allright or any Subsidiary for borrowed money or to mortgaging, pledging or otherwise placing a lien on any of their respective assets; or (ii) guarantees or indemnification agreements given or entered into by Holdings, Allright or any Subsidiary with respect to indebtedness for borrowed money or in support of obligations the principal obligor in respect of which is not Holdings, Allright or any Subsidiary. Except as set forth on
Schedule 3.13(b)(2), neither Allright's chief executive officer, chief financial officer, chief operating officer, general counsel nor divisional managers have knowledge (based on reasonable information) that any party to any contract involving the payment by or to Holdings, Allright or any Subsidiary of more than $100,000 per annum that such party intends or has threatened to cancel, terminate or amend such contract.

Section 3.14 Certain Tax Matters.  (a) Except as set forth in Schedule 3.14:

        (i) giving effect to all extensions obtained, each of Holdings, Allright and the Subsidiaries has timely filed (or there has been timely filed on its behalf) all Tax Returns (as defined below) required to be filed by it, and all such Tax Returns are complete in all material respects, has paid (or there has been paid on its behalf) all Taxes shown thereon to be due, other than such Taxes as are being contested in good faith, and has established reserves in accordance with generally accepted accounting principles for the payment of all Taxes for periods subsequent to the periods covered by such Tax Returns;

        (ii) no material deficiency, assessment or other formal claim for any material Taxes has been asserted by a Tax authority against Holdings, Allright or any of the Subsidiaries that has not been fully paid, accrued or finally settled;

        (iii) none of Holdings, Allright or any of the Subsidiaries has been notified that any Tax Returns are currently the subject of any audit or other administrative proceeding or court proceeding ("Audit") by any Tax authority;

        (iv) no extension, waiver or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of Holdings, Allright or any of the Subsidiaries and is currently in effect; and

        (v) the income Tax Returns of Holdings, Allright and the Subsidiaries for the taxable periods ending on or before June 30, 1992 have been examined by the appropriate Tax authority (or the applicable statute of limitations for the assessment of Taxes for such periods has expired) and a list of Audits commenced and not yet completed with respect to Holdings, Allright and the Subsidiaries is set forth on Schedule 3.14.

(b) For purposes of this Agreement, (i) "Taxes" (including, with correlative meaning, the term "Tax") shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign govern mental authority, including, but not limited to, income, gross receipts, commercial rent and occupancy, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto and (ii) "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

(c) To the knowledge of Holdings, the Indemnification Agreement, dated as of October 31, 1996, by and among Nedinco Delaware Incorporated, Hang Lung Development Company Ltd., Allright Holdings LLC and Allright, and the Letter of Credit, made by HSBC Trade Services on October 29, 1996 related thereto, are each valid and binding agreements, enforceable against each party thereto in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles.

Section 3.15 Compliance with Laws. Except as set forth in Schedule 3.15, to their knowledge, each of Holdings, Allright and the Subsidiaries;

        (a) is in substantial compliance with all laws, regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business;

        (b) has received no notification or communication from any agency or department of any federal, state, local or foreign government or any regulatory authority or the staff thereof (i) asserting that Holdings, Allright or any Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such governmental authority or regulatory authority enforces, or (ii) threatening to revoke any license, franchise, permit, or governmental authorization; and

        (c) is not a party to any written order, decree, agreement or memorandum of understanding with, or a commitment letter or similar submission to, or a recipient of any extraordinary supervisory letter from, any federal, state or local governmental agency or authority which restricts in any material respect the conduct of business of Holdings, Allright and the Subsidiaries; nor has Holdings, Allright or any Subsidiary been advised by any such regulatory authority that such authority is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

Section 3.16 Environmental Laws. Except as set forth on Schedule 3.16, and to Holdings' knowledge:

        (a) the facilities and properties owned, leased or operated by Allright or any Subsidiary (the "Properties") and all operations at the Properties are in material compliance with all applicable federal, state, local and foreign laws and regulations relating to protection of the environment ("Environmental Laws");

        (b) neither of Allright nor any Subsidiary has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the properties or the business operated by Allright or any Subsidiary (the "Business"), nor does Holdings have knowledge of facts that could lead to such notice;

        (c) no judicial proceeding or governmental or administrative action is pending or threatened, under any Environmental Law to which Allright or any Subsidiary is or is likely to be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders under any Environmental Law with respect to the Properties or the Business;

        (d) no Phase II Environmental Site Assessments have been prepared with respect to real property owned of record or beneficially by Holdings, Allright or any Subsidiary as the date hereof; and

        (e) access to all Phase I Environmental Site Assessments, and any other environmental reports or studies, prepared as of the date hereof, with respect to real property owned of record or beneficially by Holdings, Allright or any Subsidiary, has been provided to representatives of Central. Those properties for which no Phase I Environmental Assessments have been prepared are set forth on Schedule 3.16.

Holdings' sole representations with respect to environmental matters are set forth in this Section 3.16. To the extent representations in other sections of this Agreement could also apply to environmental matters including, but not limited to, matters related to, arising under or concerning Environmental Laws, such representations shall be construed to exclude all environmental matters and to apply to matters other than environmental matters.

Section 3.17 Affiliate Transactions. Except as set forth in Schedule 3.17 and for the payment by Holdings of transaction expenses of Apollo and AEW as contemplated by Section 5.9, there is no transaction and no transaction is now proposed, to which Holdings, Allright or any Subsidiary is or is to be a party in which any current stockholder, director or officer or other affiliate of Holdings, Allright or any Subsidiary has a direct or indirect interest.

Section 3.18 Labor and Employment Matters. (a) Except as set forth in Schedule 3.18, there is no collective bargaining agreement, other labor agreement or employment contract to which Holdings, Allright or any Subsidiary is a party or by which it is bound and, in the case of employment contracts, involving employees at the city manager level or higher.

(b) Except as set forth in Schedule 3.18; (i) no labor union or organization has been certified or recognized as a representative of any employees of Holdings, Allright or any Subsidiary, (ii) to the knowledge of Holdings, there are no current or threatened organizational activities or demands for recognition by a labor organization seeking to represent employees of Holdings, Allright or any Subsidiary, labor strikes, material arbitrations or material labor grievances or difficulties and (iii) to the knowledge of Holdings no such activities have occurred during the past 12 months.

Section 3.19 Insurance. All properties and operations of Holdings, Allright and the Subsidiaries are insured for its respective benefit, in such amounts and against such risks customarily insured against by persons operating similar properties or conducting similar operations under valid and enforceable policies issued by insurers of recognized responsibility. Holdings does not have knowledge of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any policy.

Section 3.20 Certain Contracts. Except as set forth on Schedule 3.20, there is no contract to which Holdings, Allright or any Subsidiary is a party which contains any (i) non-competition or non-solicitation provision, (ii) any earn-out or lock-out provision, or (iii) any rights to share proceeds, rights to repurchase, contingent payment or similar provision, other than those customary revenue sharing arrangements relating to ongoing business operations contained in ordinary course of business lease and management agreement participation provisions.

Section 3.21 Accounting Matters. Holdings believes, after discussions with Arthur Andersen, that Holdings qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of Accounting Principles Board Opinion No. 16 ("APB 16") and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date.

Section 3.22 No Implied Representation. Notwithstanding anything contained in this Article or any other provision of this Agreement, it is the explicit intent of each party hereto that none of Holdings, Allright, any Subsidiary, Apollo, AEW or any of their respective affiliates, directors or officers is making any representation or warranty whatsoever, express or implied, other than those representations and warranties of Holdings in this Agreement, and in the case of AEW and Apollo, with respect to the last sentence of Section 3.2. It is understood that any estimates, projections or other predictions contained or referred to in any Exhibit or Schedule hereto or which otherwise have been or are provided to Central or its representatives or affiliates are not and shall not be deemed to be representations or warranties of Holdings, Allright, any Subsidiary, Apollo or AEW or any of their respective affiliates. Central and Central Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other predictions, that they are familiar with such uncertainties, that they are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other predictions so furnished to them, and that they shall have no claim against anyone with respect thereto.

Section 3.23 Intellectual Property. Schedule 3.23 sets forth a true and complete list of all licenses and other rights to use without payment of all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses held by Holdings, Allright or any Subsidiary; and none of Holdings, Allright or any Subsidiary has received any notice of conflict with respect thereto that asserts the right of others.

Section 3.24 Certain Information. Holdings has delivered to Central or its representatives, prior to the date hereof, true and complete copies (other than with respect to names of entities or landlords or locations, which information has been deleted from such copies) of any and all assignment provisions contained in any leases for parking facilities with direct lot operating profits of over $50,000 for the 1998 fiscal year (the "$50,000 Leases").

                                   ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF CENTRAL AND CENTRAL SUB

Central and Central Sub represent and warrant to Holdings as follows:

Section 4.1 Organization. Central and Central Sub are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective incorporation and have all requisite power and authority to own, lease and operate their properties and to carry on their respective business as now being conducted.

Section 4.2 Authority; Enforceability. (a) Central and Central Sub have the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on their respective parts hereby, and Central has the corporate power and authority to execute and deliver the Registration Rights Agreement and to consummate the transactions contemplated thereby. The execution and delivery by Central and Central Sub of this Agreement and by Central of the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on their respective parts, subject, in the case of the issuance of Central Common Stock pursuant to the Merger, to the approval by Central's shareholders (the "Central Shareholder Approval") of such issuance required by the shareholder approval policy of the New York Stock Exchange (the "NYSE"). No other corporate proceedings on the part of Central or Central Sub other than the Central Shareholder Approval are necessary to authorize the execution and delivery of this Agreement or the Registration Rights Agreement and the consummation by each of the transactions contemplated hereby and by Central of the transactions contemplated thereby or the performance of their obligations hereunder or by Central thereunder. This Agreement has been duly executed and delivered by Central and Central Sub and is a valid and binding agreement of Central and Central Sub, as the case may be, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles. The Registration Rights Agreement has been duly executed and delivered by Central and is a valid and binding agreement of Central, enforceable against Central in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles.

(b) The Transaction Support Agreements have each been duly executed and delivered by the Central Stockholders and are valid and binding agreements of the Central Stockholders, enforceable against each of the Central Stockholders in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles. Compliance by the Central Stockholders with the Transaction Support Agreements will ensure that the Central Shareholder Approval is obtained without the need for approval by any other stock holder of Central.

Section 4.3 Subsidiaries. Central does not have any subsidiaries other than those set forth in Schedule 4.3 (such subsidiaries in Schedule 4.3, "Central Subsidiaries").

Section 4.4 Non-Contravention. Except as set forth in Schedule 4.4, the execution and delivery by Central and Central Sub of this Agreement, by Central of the Registration Rights Agreement and by the Central Stockholders of the Transaction Support Agreements do not, and the consummation by each of the transactions contemplated hereby and thereby, as the case may be, and the performance by each of the obligations which they are obligated to perform hereunder and thereunder, as the case may be, will not (a) violate any provision of the Certificate of Incorporation or By-Laws of Central or any Central Subsidiary, (b) except as a result of failing to obtain any third party consents, violate, or result in the violation of, any provision of, or result in the termination of or the acceleration of, or entitle any party to accelerate any obligation or indebtedness under, or result in the imposition of any lien upon or the creation of a security interest in any of the Central Common Stock or upon the assets of Central or any Central Subsidiary, pursuant to, any mortgage, lien, lease, franchise, license, permit, agreement or other instrument to which Central or any Central Subsidiary is a party, or by which Central or any Central Subsidiary is bound, and that is likely to, in any such event, in the aggregate, have a material adverse effect on the financial condition of Central and the Central Subsidiaries taken as a whole (a "Central Material Adverse Effect"), or (c) subject to the approvals required as set forth in Section 4.5, violate or conflict with any other restriction of any kind or character to which Central, any Central Subsidiary or the Central Stockholders are subject which would prevent or significantly restrict or delay the consummation of the transactions contemplated hereby.

Section 4.5 Consents.  Except for filings under the HSR Act, and as set forth in
Schedule 4.5, no Consent which has not been obtained or made is required (a) for or in connection with the execution and delivery of this Agreement by Central and Central Sub and the consummation by Central and Central Sub of the transactions contemplated hereby and the performance by Central and Central Sub of their obligations hereunder, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Central Material Adverse Effect, or (b) for the ongoing operations of Central and the Central Subsidiaries as currently conducted, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Central Material Adverse Effect.

Section 4.6 Capital Stock. (a) The entire authorized capital stock of Central consists of 50,000,000 shares of Central Common Stock, 29,564,067 of which are issued and outstanding as of September 17, 1998, and all such shares are validly issued, fully paid and nonassessable, and 1,000,000 shares of preferred stock, $0.01 par value per share, none of which are issued and outstanding. Shareholders of Holdings will own, upon their issuance pursuant to Article II, validly issued, fully paid and nonassessable shares of Central Common Stock, and all such shares will be free and clear of any options, liens, claims, charges or other encumbrances, subject to rights outlined in the Registration Rights Agreement. Except as set forth on Schedule 4.6(a), there are no outstanding obligations, warrants, options or other rights to subscribe for or pur chase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of Central capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of Central capital stock.

(b) All of the issued and outstanding shares of capital stock or securities of the Central Subsidiaries (the "Central Subsidiaries Shares") are validly issued, fully paid and nonassessable. Central owns, directly or indirectly, the percent age of such Central Subsidiaries Shares set forth on Schedule 4.3, in each case free and clear of any options, liens, claims, charges or other encumbrances. Except as set forth on Schedule 4.6(b), there are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of any Central Subsidiary capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of any Central Subsidiary capital stock.

Section 4.7 Organization and Qualification of the Central Subsidiaries. Except as set forth on Schedule 4.7, each of the Central Subsidiaries is duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its organization and each has full corporate or partnership, as the case may be, power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, except where such failure would not, in the aggregate, have a Central Material Adverse Effect. Each of Central and the Central Subsidiaries is qualified and in good standing in every jurisdiction where the failure to so qualify or be in good standing would have, in the aggregate, a Central Material Adverse Effect.

Section 4.8 SEC Reports. Since October 10, 1995, Central has filed with the Securities and Exchange Commission (the "SEC") all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with the SEC (the "Central SEC Documents"). As of their respective dates, the Central SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Central SEC Documents, and none of the Central SEC Documents when filed (as amended and restated and as supplemented by subsequently filed Central SEC Documents) contained any untrue statement of fact or omitted to state a fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than those, in the aggregate, which would not have a Central Material Adverse Effect. The financial statements of Central included in the Central SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Central and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments), except when such failure, in the aggregate, would not have a Central Material Adverse Effect. True, correct and complete copies of Central's most recent Form 10-K, Form 10-Q and Proxy Statement are set forth on
Schedule 4.8.

Section 4.9 Undisclosed Liabilities. Except as set forth on Schedule 4.9, Central and the Central Subsidiaries have no liabilities or obligations, secured or unsecured (whether absolute, accrued, contingent or otherwise and whether due or to become due), which are not fully reflected in the financial statements contained in the Central SEC Documents, except (a) those incurred in the ordinary course of business since June 30, 1998, (b) those that may have arisen as a result of the execution and delivery of this Agreement by Central and Central Sub, or (c) those that would not have, in the aggregate, a Central Material Adverse Effect.

Section 4.10 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since June 30, 1998, Central and the Central Subsidiaries have conducted their respective businesses in the ordinary course.

Section 4.11 Legal Proceedings. Except as set forth in Schedule 4.11, there are no governmental proceedings seeking over $50,000 or private litigation proceedings against Central or any Central Subsidiary pending or, to the knowledge of Central or any Central Subsidiary, threatened which, if determined adversely to Central or any Central Subsidiary, is likely to have, in the aggregate, a Central Material Adverse Effect, nor are there any judgments, decrees or orders against or enjoining Central or any Central Subsidiary in respect of, or the effect of which is to prohibit, restrict, or affect, any business practice or the acquisition of any property or the conduct of business in any area which will have, in the aggregate, a Central Material Adverse Effect.

Section 4.12 Employee Benefits. (a) Schedule 4.12(a) sets forth a true and complete list as of the date hereof of each material bonus, retention bonus, deferred compensation, incentive compensation, severance, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by Central or the Central Subsidiaries or by any trade or business, whether or not incorporated (a "Central ERISA Affiliate"), that together with Central or the Central Subsidiaries would be deemed a "single employer" within the meaning of section 4001(a)(15) of ERISA, for the benefit of any employee or former employee of Central or a Central ERISA Affiliate, whether written or unwritten (the "Central Plans").

(b) Central and the Central Subsidiaries have previously delivered to Allright or its representatives copies of (i) each of the Central Plans or summaries thereof, including all amendments thereto to date; (ii) the two most recent actuarial statements, if any, prepared for each Central Plan; (iii) the two most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA in connection with each Central Plan or related trust; (iv) the most recent determination letter received from the IRS, if any, for each Central Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Central Plan; and (vi) all material communications to any employee or employees relating to each Central Plan.

(c) Except as set forth on Schedule 4.12(c) hereto, no Central Plan provides benefits, including without limitation death or medical benefits (whether or not insured) with respect to current or former employees of Central, any Central Subsidiary or any Central ERISA Affiliate beyond their retirement or other termination of service (other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as defined in section 3(2) of ERISA, or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary)).

(d) Each of the Central Plans is in material compliance with the terms thereof and with the requirements of any and all laws, orders, decrees, rules and regulations applicable to such plan, including, but not limited to, ERISA and the Code. Except as provided in Schedule 4.12(d), no Central Plan is subject to Title IV of ERISA. There are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Central Plans or any trusts related thereto.

(e) Except as set forth on Schedule 4.12(e) hereto, no Central Plan is a "multiemployer pension plan" (as defined in section 3(37) of ERISA). With respect to any Central Plan that is a "multiemployer pension plan" (as defined in section 3(37) of ERISA) covering employees of Central, the Central Subsidiaries or any Central ERISA Affiliate, (i) neither Central, any Central Subsidiary nor any Central ERISA Affiliate has, since January 1, 1992 made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in sections 4203 and 4205 of ERISA, (ii) no event has occurred that presents a material risk of a partial withdrawal, (iii) neither Central, any Central Subsidiary nor any Central ERISA Affiliate has any contingent liability under section 4204 of ERISA and no circumstances exist that present a material risk that any such plan will go into reorganization, and (iv) the aggregate withdrawal liability of Central, the Central Subsidiaries and the Central ERISA Affiliates, computed as if a complete withdrawal by Central, the Central Subsidiaries and the Central ERISA Affiliates had occurred under each such Central Plan on the date hereof, would not exceed $25,000.

(f) Except as set forth on Schedule 4.12(f), each Central Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified, and, to the knowledge of Central and the Central Subsidiaries, no event has occurred since the date of such determination that would adversely affect such determination.

(g) No liability under Title IV or Section 302 of ERISA has been incurred by Central, the Central Subsidiaries or any Central ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to Central, the Central Subsidiaries or any Central ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC") (which premiums have been paid when due). Insofar as the representation made in this Section 4.12(h) applies to sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Central, the Central Subsidiaries or any Central ERISA Affiliate made, or was required to make, contributions during the five (5)-year period ending on the last day of the most recent plan year which ended prior to the Closing Date.

(h) Except as set forth on Schedule 4.12(h), the PBGC has not instituted proceedings to terminate any Central Plan which is subject to Title IV of ERISA (each, a "Central Title IV Plan") and no condition exists that presents a risk that such proceedings will be instituted.

(i) With respect to each Central Title IV Plan, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(j) No Central Title IV Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Central Title IV Plan ended prior to the Closing Date. All contributions required to be made with respect to any Central Plan on or prior to the Closing Date have been timely made or are reflected on Central's most current audited balance sheet.

Section 4.13 Properties, Contracts and Other Data. (a) Central and the Central Subsidiaries own and have good, marketable and insurable title to the real property owned of record or beneficially by Central or such Central Subsidiary, as the case may be (the "Central Owned Properties"), free and clear of all mortgages, liens (except for ad valorem real estate taxes not yet delinquent or the validity of which are being contested in good faith, imperfections and liens that do not materially detract from the value of or interfere with the present use of such property), claims, pledges, security interests and other monetary encumbrances, and free of all restrictions, easements, reservations, covenants and other non-monetary encumbrances, except for the matters set forth in the title policies related to the Central Owned Properties on Schedule 4.13(a)(1) and as set forth on Schedule 4.13(b)(1). Except as set forth on Schedule 4.13(a)(2), as of the date hereof, neither Central nor any Central Subsidiary has received any written notice of condemnation or suspension of its right to use with respect to any of the Central Owned Properties, none of the Central Owned Properties is subject to condemnation proceedings and there is not now pending or threatened, any governmental or regulatory action or action by a private party adverse to the uses contemplated for the Central Owned Properties by Central and the Central Subsidiaries.

(b) Except as set forth on Schedule 4.13(b)(1), as of the date hereof there are no (i) mortgages, indentures, loan agreements or other borrowing agreements to which Central or any Central Subsidiary is a party as obligor, or to which it or any of their respective owned assets or properties is subject, which relate to indebtedness of Central or any Central Subsidiary for borrowed money or to mortgaging, pledging or otherwise placing a lien on any of their respective assets; (ii) guarantees or indemnification agreements given or entered into by Central or any Central Subsidiary with respect to indebtedness for borrowed money or in support of obligations the principal obligor in respect of which is not Central or any Central Subsidiary; or (iii) obligations of Holdings, Allright or any Subsidiary outstanding as of the Closing Date and assumed by Central or any Central Subsidiary pursuant to the Merger that require refinancing or which Central or any Central Subsidiary will be unable to refinance. Except as set forth on Schedule 4.13(b)(2), neither Central's chief executive officer, chief operating officer, chief financial officer, general counsel nor senior vice presidents have knowledge (based on reasonable information) that any party to any contract involving the payment by or to Central or any Central Subsidiary of more than $100,000 per annum that such party intends or has threatened to cancel, terminate or amend such contract.

Section 4.14 Certain Tax Matters.  (a) Except as set forth in Schedule 4.14:

        (i) giving effect to all extensions obtained, each of Central and the Central Subsidiaries has timely filed (or there has been timely filed on its behalf) all Tax Returns required to be filed by it, and all such Tax Returns are complete in all material respects, has paid (or there has been paid on its behalf) all Taxes shown thereon to be due, other than such Taxes as are being contested in good faith and has established reserves in accordance with generally accepted accounting principles for the payment of all Taxes for periods subsequent to the periods covered by such Tax Returns;

        (ii) no material deficiency, assessment or other formal claim for any material Taxes has been asserted by a Tax authority against Central or any of the Central Subsidiaries that has not been fully paid, accrued or finally settled;

        (iii) neither Central nor any of the Central Subsidiaries has been notified that any Tax Returns are currently the subject of any Audit by any Tax authority;

        (iv) no extension, waiver or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of Central or any of the Central Subsidiaries and is currently in effect; and

        (v) the income Tax Returns of Central and the Central Subsidiaries for the taxable periods ending on or before June 30, 1992 have been examined by the appropriate Tax authority (or the applicable statute of limitations for the assessment of Taxes for such periods has expired) and a list of all Audits commenced and not yet completed with respect to Central and the Central Subsidiaries is set forth on Schedule 4.14.

Section 4.15 Compliance with Laws. Except as set forth in Schedule 4.15, to their knowledge, each of Central and the Central Subsidiaries;

        (a) is in substantial compliance with all laws, regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business;

        (b) has received no notification or communication from any agency or department of any federal, state, local or foreign government or any regulatory authority or the staff thereof (i) asserting that Central or any Central Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such governmental authority or regulatory authority enforces, or (ii) threatening to revoke any license, franchise, permit, or governmental authorization; and

        (c) is not a party to any written order, decree, agreement or memorandum of understanding with, or a commitment letter or similar submission to, or a recipient of any extraordinary supervisory letter from, any federal, state or local governmental agency or authority which restricts in any material respect the conduct of business of Central and the Central Subsidiaries; nor has Central or any Central Subsidiary been advised by any such regulatory authority that such authority is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

Section 4.16 Environmental Laws. Except as set forth in Schedule 4.16 and to Central's knowledge:

        (a) the facilities and properties owned, leased or operated by Central or any Central Subsidiary (the "Central Properties") and all operations at the Central Properties are in material compliance with all applicable Environmental Laws;

        (b) neither of Central nor any Central Subsidiary has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the properties or the business operated by Central or any Central Subsidiary (the "Central Business"), nor does Central have knowledge of facts that could lead to any such notice;

        (c) no judicial proceeding or governmental or administrative action is pending or threatened, under any Environmental Law to which Central or any Central Subsidiary is or is likely to be named as a party with respect to the Central Properties or the Central Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders under any Environmental Law with respect to the Central Properties or the Central Business;

        (d) no Phase II Environmental Site Assessments have been prepared with respect to real property owned of record or beneficially by Central or any Central Subsidiary as of the date hereof; and

        (e) access to all Phase I and Phase II Environmental Site Assessments, and any other environmental reports or studies, prepared as of the date hereof with respect to real property owned of record or beneficially by Central or any Central subsidiary has been provided to representatives of Holdings.

Central's and Central Sub's sole representations with respect to environmental matters are set forth in this Section 4.16. To the extent representations in other sections of this Agreement could also apply to environmental matters including, but not limited to, matters related to, arising under or concerning Environmental Laws, such representations shall be construed to exclude all environmental matters and to apply to matters other than environmental matters.

Section 4.17 Affiliate Transactions. Except as set forth in Schedule 4.17, there is no transaction and no transaction is now proposed, to which Central or any Central Subsidiary is or is to be a party in which any current shareholder, director or officer or other affiliate of Central or any Central Subsidiary has a direct or indirect interest.

Section 4.18 Labor and Employment Matters. (a) Except as set forth in Schedule 4.18, there is no collective bargaining agreement, other labor agreement or employment contract to which Central or any Central Subsidiary is a party or by which it is bound and, in the case of employment contracts, involving employees at the city manager level or higher.

(b) Except as set forth in Schedule 4.18; (i) no labor union or organization has been certified or recognized as a representative of any employees of Central or any Central Subsidiary, (ii) to the knowledge of Central, there are no current or threatened organizational activities or demands for recognition by a labor organization seeking to represent employees of Central or any Central Subsidiary, labor strikes, material arbitrations or material labor grievances or difficulties and (iii) to the knowledge of Central no such activities have occurred during the past 12 months.

Section 4.19 Insurance. All properties and operations of Central and the Central Subsidiaries are insured for its respective benefit, in such amounts and against such risks customarily insured against by persons operating similar properties or conducting similar operations under valid and enforceable policies issued by insurers of recognized responsibility. Central does not have knowledge of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any policy.

Section 4.20 Certain Contracts. Except as set forth on Schedule 4.20, there is no contract to which Central or any Central Subsidiary is a party which contains any (i) non-competition or non-solicitation provision, (ii) any earn-out or lock-out provision, or (iii) any rights to share proceeds, rights to repurchase, contingent payment or similar provision other than those customary revenue sharing arrangements relating to ongoing business operations contained in ordinary course of business lease and management agreement participation provisions.

Section 4.21 Accounting Matters. Central believes, after discussions with KPMG Peat Marwick LLP, that Central qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of Accounting Principles Board Opinion No. 16 ("APB 16") and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date.

Section 4.22 No Implied Representation. Notwithstanding anything contained in this Article or any other provision of this Agreement, it is the explicit intent of each party hereto that none of the Central Stockholders, Central nor any Central Subsidiary, or any of their respective affiliates, directors or officers is making any representation or warranty whatsoever, express or implied, other than those representations and warranties of the Central Stockholders, Central and Central Sub in this Agreement, the Registration Rights Agreement or the Transaction Support Agreements. It is understood that any estimates, projections or other predictions contained or referred to in any Exhibit or Schedule hereto or which otherwise have been provided to Holdings or its representatives or affiliates are not and shall not be deemed to be representations or warranties of Central, any Central Stockholder or any Central Subsidiary or any of their respective affiliates. Holdings acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other predictions, that it is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other predictions so furnished to it, and that it shall have no claim against anyone with respect thereto.

                                   ARTICLE V

                                   COVENANTS

Section 5.1 Conduct of Business by Allright. During the period from the date hereof to the Closing Date, without the prior written consent of Central or except as contemplated by this Agreement, Holdings agrees to cause:

        (a) the business of Allright and the Subsidiaries to be operated in the ordinary course of business consistent with past practice;

        (b) no change to be made in the corporate charter or by-laws or other constituent documents of Holdings, Allright or any Subsidiaries;

        (c) except as set forth in Schedule 5.1(c) or otherwise in the ordinary course of business consistent with past practices, (i) no material increase in the compensation payable or to become payable by Holdings, Allright or any Subsidiary to any officer, employee, consultant or agent to be made (provided, that any increase in compensation payable to any officers of Allright shall be set forth on Schedule 5.1(c), notwithstanding that such increases were made in the ordinary course of business), and (ii) no bonus or retirement or similar benefit or arrangement to be made or agreed to by Holdings, Allright or any Subsidiary;

        (d) except as set forth in Schedule 5.1(d), (i) no capital expenditure or commitment to make a capital expenditure which involves the payment of consideration having a value in excess of $1,200,000 in the aggregate per quarter (without duplication with clause (ii) of this paragraph or Section 5.1(e)) (excluding payments made for key money or fixed or capital assets in connection with the entering into or renewal of any parking facility lease), and (ii) no lease to be entered into or renewed which involves the payment of consideration having a value in excess of $500,000 annual rent per year (without duplication with clause (i) of this paragraph or Section 5.1(e)). For purposes of this paragraph, "annual rent per year" as to a given lease shall equal (a) the average annual rent computed in accordance with GAAP on a straight line basis with respect to any leased facility plus
     (b)(x) the amount of payments made for key money, fixed or capital assets in connection with the entering into or renewal of such lease, divided by
     (y) the amount of base years with respect to such lease. In the event that Central refuses to consent to any proposed lease pursuant to this Section 5.1(d), Central and any Central Subsidiary shall refrain from entering into any transaction concerning the subject matter of such proposed lease;

        (e) except as set forth in Schedule 5.1(e), no action to be taken to by it, Allright or any Subsidiary to acquire any business (whether by merger, consolidation, purchase of assets or otherwise) or acquire any equity interest in any person not an affiliate (whether through a purchase of stock, establishment of a joint venture or otherwise) which involves the payment of consideration having a value in excess of $100,000 individually or $1,000,000 in the aggregate (without duplication with Section 5.1(d)) with all other such acquisitions. In the event that Central refuses to consent to any proposed transaction pursuant to this
     Section 5.1(e), Central and any Central Subsidiary shall refrain from entering into a transaction concerning the subject matter of such proposed transaction;

        (f) except for borrowings under credit facilities or lines of credit existing on the date hereof or incurred to finance expenditures or acquisitions permitted pursuant to Section 5.1(d) or 5.1(e), it, Allright or any Subsidiaries not to incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

        (g) to the extent reasonably practicable, (i) the business organization of Allright and the Subsidiaries to remain intact and to keep available to Central the opportunity to retain the services of the present employees of Allright and the Subsidiaries and (ii) the goodwill of the customers of Allright and the Subsidiaries and others having business relations with Allright and the Subsidiaries to be preserved;

        (h) no action to be taken or failed to be taken that would, or would be reasonably likely to, result in any of Holdings' representations and warranties set forth in this Agreement not being true in all material respects;

        (i) Allright and the Subsidiaries to use their reasonable best efforts to comply with all material legal requirements applicable to them and to the conduct of their respective businesses;

        (j) except as set forth in Schedule 5.1(j) and after consultation with Arthur Andersen, Holdings, Allright and the Subsidiaries not to sell, lease transfer or dispose of any of their properties not in the ordinary course of business and provided such sale does not, in the reasonable opinion of Arthur Andersen, jeopardize the Merger from being qualified as a pooling-of-interests transaction for accounting purposes;

        (k) except as set forth on Schedule 5.1(k), (i) Holdings not to declare any dividend or make any distribution with respect to its capital stock, and (ii) Allright and the Subsidiaries not to declare any dividend or make any distribution with respect to their capital stock or partnership interests, as the case may be, which is not made to minority interest holders or partners pursuant to existing agreements, or which is not in the ordinary course of business; and

        (l) in the event Central does not provide a written refusal for Allright or any Subsidiary to enter into any proposed above transaction within five business days after receiving notification of such proposal (with data reasonably requested by Central to evaluate such proposal) from Allright, Holdings or any Subsidiary, Central shall be deemed to have consented to such proposed transaction, and Allright, Holdings or such Subsidiary may enter into any such proposed transaction as if Central had provided its written consent.

Section 5.2 Conduct of Business by Central. During the period from the date hereof to the Closing Date, without the prior written consent of Holdings or except as contemplated by this Agreement, Central agrees to cause:

        (a) the business of Central and the Central Subsidiaries to be operated in the ordinary course of business consistent with past practice;

        (b) no change to be made in the corporate charter or by-laws or other constituent documents of Central or any Central Subsidiaries;

        (c) except as set forth in Schedule 5.2(c), no expenditure which involves the payment of consideration having a value in excess of $20,000,000 individually or $75,000,000 in the aggregate (without duplication with Section 5.2(d)) in respect of the purchase or other acquisition of real estate or fixed or capital assets to be made, except for any such asset acquired in connection with normal replacement and maintenance programs properly charged to current operations or pursuant to or as required by existing contractual obligations and except as to the renewal of presently existing leases which are scheduled to expire according to their respective terms;

        (d) except as set forth in Schedule 5.2(d), no action to be taken to by it or any Central Subsidiaries to acquire any business (whether by merger, consolidation, purchase of assets or otherwise) or acquire any equity interest in any person not an affiliate (whether through a purchase of stock, establishment of a joint venture or otherwise) which, involves the payment of consideration having a value in excess of $20,000,000 individually or $75,000,000 in the aggregate (without duplication with Section 5.2(c)) with all other such acquisitions. In the event that Holdings refuses to consent to any proposed transaction pursuant to this
     Section 5.1(d), Holdings, Allright and any Subsidiary shall refrain from entering into a transaction concerning the subject matter of such proposed transaction;

        (e) except for borrowings under credit facilities or lines of credit existing on the date hereof or incurred to finance an expenditures or acquisitions permitted pursuant to Section 5.2(d) or 5.2(e), or pursuant to the transactions contemplated by this Agreement, it, or any Central Subsidiary not to incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

        (f) no action to be taken or failed to be taken that would, or would be reasonably likely to, result in any of Central's and Central Sub's representations and warranties set forth in this Agreement not being true in all material respects;

        (g) Central and the Central Subsidiaries to use their reasonable best efforts to comply with all material legal requirements applicable to them and to the conduct of their respective businesses;

        (h) except as set forth in Schedule 5.2(h) and after consultation with KPMG Peat Marwick LLP, Central and the Central Subsidiaries not to sell, lease transfer or dispose of any of their properties to the extent such sale may, in the reasonable opinion of KPMG Peat Marwick LLP, jeopardize the Merger from being qualified as a pooling-of-interests transaction for accounting purposes;

        (i) other than regular quarterly dividends distributed in the normal course of business, Central not to (i) declare, set aside or pay any dividends on (whether in cash, stock or other securities), make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock or the capital stock, partnership interests, membership interests or other equity, as the case may be, of the Central Subsidiaries, or (ii) split, combine, issue, authorize for issuance, exchange or reclassify any of its capital stock or issue or authorize the issuance of any other securities, except for issuances of Central Common Stock to a seller or sellers for acquisitions permitted under Section 5.2(d), upon the exercise of any stock options for Central Common Stock that are, in each case, outstanding as of the date hereof in accordance with their present terms or the issuance of Central Common Stock or Central Options under any Plans in the ordinary course of business; and

        (j) in the event Holdings does not provide a written refusal for Central or any Central Subsidiary to enter into any transaction above within five business days after receiving notification of such proposal (with data reasonably requested by Holdings to evaluate such proposal) from Central or any Central Subsidiary, Holdings shall be deemed to have consented to such proposed transaction (other than transactions pursuant to paragraph (i), for which affirmative consent is necessary) and Central or such Central Subsidiary may enter into any such proposed transaction as if Holdings had provided written consent.

Section 5.3 Preparation of the Form S-4 and the Proxy Statement; Stockholders Meetings. (a) As soon as practicable following the date of this Agreement, Central shall prepare and file with the SEC a proxy statement/prospectus relating to the meeting of Central's shareholders to be held in connection with obtaining the Central Shareholder Approval (as the same may be amended or supplemented from time to time, the "Proxy Statement") and Central shall prepare and file with the SEC a registration statement on Form S-4 in connection with the issuance of Central Common Stock pursuant to the Merger (as the same may be amended or supplemented from time to time, the "Form S-4"), in which the Proxy Statement will be included as a prospectus. Central shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Central will use its reasonable best efforts to cause the Proxy Statement to be mailed to the holders of Central Common Stock as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Central shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of the Central Common Stock in the Merger, and Holdings shall furnish all information concerning Holdings and the holders of Holdings Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Central without providing Holdings and counsel to Holdings with the opportunity to review and comment thereon. Central will advise Holdings, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Central Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Central or Holdings, or any of their respective affiliates, officers or directors, should be discovered by Central or Holdings which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Central.

(b) Central shall, as promptly as reasonably practicable after the date hereof give notice of, convene and hold a meeting of its stockholders (the "Central Stockholders Meeting") in accordance with the Tennessee Business Corporation Act (the "Tennessee Act") and the requirements of the NYSE for the purpose of obtaining Central's stockholder approval in accordance with the Tennessee Act and the rules and regulations of the NYSE and shall, through its Board of Directors, recommend to its shareholders that they provide the Central Shareholder Approval.

(c) As an integral part of their obligations under the Registration Rights Agreement, Central will use its reasonable best efforts to comply with the provisions of Rule 144(c) under the Securities Act in order that affiliates of Holdings may resell the Central Common Stock they receive pursuant to the Merger pursuant to Rule 145(d) under the Securities Act, and agrees that the Form S-4 will include such information as may be requested by Holdings to permit resales of such Central Common Stock by persons who may be deemed to be underwriters of Central Common Stock pursuant to Rule 145 under the Securities Act.

(d) Holdings shall, as promptly as practicable after the mailing of the Proxy Statement by Central, either (i) give notice of, convene and hold a meeting of its stockholders in accordance with the Delaware General Corporation Law (the "Delaware Act") or (ii) obtain an action by written consent, executed by the requisite percentage of Holdings stockholders and in accordance with the Delaware Act, for the purpose of obtaining Holdings' stockholders approval in connection with the Merger in accordance with the Delaware Act.

Section 5.4 Investigation; Non-Solicitation. Each of Central and Holdings shall afford to one another's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time or the date of termination of this Agreement, to its and its respective subsidiaries' properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and shall use its reasonable best efforts to cause its respective representatives to furnish promptly to one another such additional financial and operating data and other information as to its and its subsidiaries' respective businesses and properties as the other or its duly authorized representatives may from time to time reasonably request in writing; provided, however, that nothing herein shall require either Central or Holdings or any of their respective subsidiaries to disclose any information to the other if such disclosure would cause competitive harm to such disclosing party (in such party's reasonable judgment) or its affiliates if the transactions contemplated by this Agreement are not consummated, or would be in violation of applicable laws or regulations of any governmental entity; provided further, that notwithstanding the above, Holdings shall allow Central and its representatives reasonable access to information concerning, and Holdings agrees to meet with Central and its representatives in connection with, (i) any $50,000 Leases, which according to their respective terms are scheduled to expire within six months from any time prior to the Closing Date, (ii) any $50,000 Lease for which Allright or any Subsidiary has knowledge (based on reasonable information) that the respective landlord has asserted or has threatened to assert a breach of any consent or assignment provision contained in such lease as a result of the Merger, and (iii) the retention of key management personnel. A representative appointed by Holdings shall be present at any meeting between Holdings, Allright, the Subsidiaries or any of their respective employees, directors and officers, on the one hand, and Central, any of the Central Subsidiaries or any of their respective employees, directors and officers, on the other hand. Unless otherwise required by law and until the Effective Time, the parties will hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreements between Central and Holdings, dated as of January 30, 1998 and May 19, 1998 (the "Confidentiality Agreements"). AEW and Apollo agree to reasonably cooperate, at Central's request and expense, in connection with the retrieval of records or other documentation which AEW and Apollo have in their possession regarding Allright's ability to utilize any net operating loss carry-forwards.

Section 5.5 Approvals and Consents; Cooperation; Notification. (a) The parties hereto shall use their respective best efforts, and cooperate with each other, to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers required in order to consummate the transactions contemplated by this Agreement, including, without limitation, the Merger.

(b) The parties shall take all actions necessary to file as soon as practicable all notifications, filings and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including, without limitation, under the HSR Act, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and any other governmental entity for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental entity in connection therewith.

(c) If any divesture of property or operations at a particular parking facility is necessary in order to terminate the waiting period required by the HSR Act in connection with the Merger, Central and Holdings shall retain a mutually agreeable real estate appraisal firm (the "Appraiser") for the purpose of appraising those facilities or operations which must be divested in order to obtain termination of the HSR waiting period. In connection therewith, the Equity Purchase Price set forth in Section 2.6(b) shall be adjusted for any Divesture Gain or Divesture Loss. "Divesture Gain" shall be computed as follows: thirty-five percent multiplied by the difference between (a) the appraised value of such property or operations, as determined by the Appraiser, and (b) (i) 16, multiplied by (ii) the EBITDA for such property or operations at such facility for such property's or facility's prior fiscal year. If such number shall be a negative number, such amount shall be deemed a "Divesture Loss" for purposes of
Section 2.6(b).

Section 5.6 Central Board of Directors. Promptly after the Effective Time, the Board of Directors of Central (the "Central Board") shall be expanded to ten members. At such time, Apollo and AEW shall each be entitled, in its sole discretion, to designate one individual to the Central Board, who shall serve in accordance with and for the time period specified by the Certificate of Incorporation and By-laws of Central. If at any time Apollo or AEW, with their respective affiliates, individually own, directly or indirectly, less than (i) $50,000,000 worth of outstanding Central Common Stock, Central shall, at the next election of the Central Board, have the right to decrease the number of appointees to the Central Board that may be made by the shareholder failing to meet such threshold from one to none. For purposes of the foregoing, the value of the Central Common Stock held by Apollo and AEW, together with their respective affiliates, shall be determined by multiplying the number of shares of Central Common Stock then beneficially owned by such holders by the average of the closing sale prices per share of Central Common Stock on the NYSE for the prior 20 trading days. This
Section 5.6 is intended to be for the benefit of Apollo and AEW.

Section 5.7 Public Announcements. Other than disclosures required by federal securities laws, the parties will consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby and shall not make any such announcement if the other party hereto shall reasonably object.

Section 5.8 Tax Treatment of Merger. It is the intent of the parties to this Agreement that the Merger be treated for federal income tax purposes as a tax-free reorganization pursuant to Section 368(a) of the Code and this Agreement shall constitute a "Plan of Reorganization" for purposes of the Code, and the parties agree (i) not to take any actions which would prevent the Merger from qualifying as such a reorganization, (ii) to report the transactions under this Agreement consistent with such treatment and (iii) to take no positions that are contrary thereto unless otherwise required by law.

Section 5.9 Expenses; Severance. All out-of-pocket transaction costs and expenses incurred by Central or any Central Subsidiary in connection with this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated, shall be paid by Central, and all Covered Transaction Expenses incurred by Allright, any Subsidiary, Holdings, AEW and Apollo in connection with this Agreement and the transactions contemplated hereby, if the Merger is consummated, shall be paid by Holdings, and if the Merger is not consummated, Allright, the Subsidiaries, Holdings, AEW and Apollo shall be responsible for their own expenses incurred in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, if the Merger is not consummated solely by reason of a material breach of this Agreement by Holdings, Holdings shall pay any and all out-of-pocket transaction costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby of Central and Central Sub up to a maximum of $5,000,000 and if the Merger is not consummated solely by reason of a material breach of this Agreement by Central, Central shall pay any and all out-of-pocket transaction costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby of Allright, any Subsidiary, Holdings, AEW and Apollo up to a maximum of $5 million. AEW and Apollo shall be solely responsible for any payments required to be made to Cheslock, Bakker & Associates, Inc. ("Cheslock Bakker"), other than with respect to the exchange of Holdings Warrants held by Cheslock Bakker for Central Warrants as provided in Section 2.5(e). Notwithstanding anything to the contrary herein, if the Merger is not consummated as a result of the fact that either Section 6.2(g) or Section 6.3(f) shall not have been satisfied, the party whose accountant was unable to deliver its pooling letter as required therein shall pay to the other party an amount of $2.5 million for expenses incurred in connection with the execution of this Agreement; provided, neither party shall be liable for such expenses if it had not breached a representation, warranty or covenant herein. Nothing in this
Section 5.9 is intended to limit the rights of the parties hereto under Section
7.2. If the Merger is consummated, Central shall be solely responsible for any obligation and payment to be made under any severance agreement, retention agreement, stay-on bonus, non-compete agreement, compensation plan or severance or retention provision of any employment, non-compete or retention agreement set forth on Schedules 3.12(a), 3.20, 5.9(a), 5.9(b) or 5.10 which is incurred as a result of the entering into of this Agreement, including but not limited to payments required to be made immediately after the Effective Time pursuant to the retention bonus agreements set forth on Schedule 5.9(a). Holdings shall use its reasonable best efforts after the date hereof so that the persons listed on Schedule 5.9(a) will enter into the retention bonus agreements substantially in the form set forth on such Schedule 5.9(a) and that immediately after the Effective Time, the persons listed on Schedules 5.9(b) and 5.9(c) will enter into employment agreements and management continuity agreements with Allright substantially in the form set forth on Schedules 5.9(b) and 5.9(c), respectively, and Central shall cause Allright to enter into such employment agreements and management continuity agreements at such time. Any material modifications to the form retention agreement, employment agreement and management continuity agreement set forth on Schedules 5.9(a), 5.9(b) and 5.9(c), respectively, shall be subject to the prior approval of Central and Holdings.

Section 5.10 Employment Matters. (a) Central hereby agrees to honor the Plans in accordance with their terms as in effect on the date hereof, to the same extent that Holdings, Allright and the Subsidiaries would be required to perform them in the event that the Merger were not consummated. This Section 5.10(a) is intended to be for the benefit of the beneficiaries of the Plans.

(b) Central shall honor, comply with and perform all of the respective terms and all obligations of Holdings, Allright or the Subsidiaries under any severance agreement, retention agreement, employment agreement or any severance or retention provision of any employment agreement set forth on Schedule 5.10. This
Section 5.10(b) is intended to be for the benefit of the employees party to such agreements. Central agrees to provide severance to those employees of Allright or any Subsidiary which will be terminated after the Closing Date and which do not have severance agreements or severance provisions in any employment agreements in effect with Holdings, Allright or any Subsidiary as of the Closing Date on terms not less favorable than it would provide to any of its or the Central Subsidiaries' similarly situated employees.

(c) Central agrees that individuals who are employed by Holdings, Allright or the Subsidiaries immediately prior to the Closing Date shall remain employees of the Surviving Corporation immediately following the Closing Date (each such employee, an "Affected Employee"); provided, however, that nothing in this
Section 5.10(c) shall limit or otherwise restrict the ability of the Surviving Corporation to terminate, lay-off or reduce the work hours with respect to the employment of any Affected Employees following their initial continued employment following the Effective Time.

(d) Central shall, or shall cause the Central Subsidiaries or the Surviving Corporation to, give Affected Employees full credit, for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements maintained by Central or the Central Subsidiaries or the Surviving Corporation, for such Affected Employees' service with Holdings, Allright or the Subsidiaries to the same extent recognized by the Holdings, Allright and the Subsidiaries immediately prior to the Closing Date, provided however that the Affected Employees' eligibility to participate in, and benefits under, such plans and arrangements shall otherwise be determined under the terms of such plans.

(e) Central shall, or shall cause the Central Subsidiaries or the Surviving Corporation to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Closing Date and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date.

(f) For a period of two years immediately following the Closing Date, the coverage and benefits provided to Affected Employees pursuant to employee benefit plans or arrangements maintained by Central or the Central Subsidiaries or the Surviving Corporation shall be, in the aggregate, not less favorable than those provided to similarly situated employees of Central and the Central Subsidiaries and the Surviving Corporation.

Section 5.11 Indemnification, Exculpation and Insurance. (a) Central and Central Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Holdings, Allright and the Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements or arrangements of Holdings, Allright or any Subsidiary the existence of which does not cause a breach of this Agreement shall be assumed by Central, shall survive the Merger and shall continue in full force and effect, without amendment, for six years after the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Central shall cooperate in the defense of any such matter. In addition, from and after the Effective Time, directors or officers of Holdings, Allright or any Subsidiary who become directors or officers of Central or any Central Subsidiary will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of Central or such Central Subsidiary.

(b) In the event that either of the Surviving Corporation or Central or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Central or the Surviving Corporation, as applicable, will assume the obligations thereof set forth in this Section 5.11.

(c) The provisions of this Section 5.11 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(d) For six years after the Effective Time, Central or the Surviving Corporation shall maintain in effect Holdings' and Allright's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by such directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate currently covered by such insurance than those of such policy in effect on the date hereof; provided that Central may substitute therefor policies of Central or the Central Subsidiaries containing terms with respect to coverage and amount no less favorable to such directors or officers or, in the alternative, Central may purchase a "tail" on Holdings' existing insurance policy for a term of not less than six years.

(e) Central shall cause the Surviving Corporation or any successor thereto to comply with its obligations under this Section 5.11.

(f) This Section 5.11 is intended to be for the benefit of such directors and officers.

Section 5.12 NYSE Exchange Listings. Central shall use best efforts to cause the Central Common Stock issuable under pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

Section 5.13 Affiliates. (a) Holdings and Central will use their reasonable best efforts to cause all persons who, at the time of the Central Stockholders Meeting, may be deemed to be affiliates of Holdings as that term is used under Rule 145 under the Securities Act and who will become the beneficial owners of Central Common Stock pursuant to the Merger, or affiliates of Holdings or Central for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, to execute "affiliate letters" in customary form prior to the Effective Time.

(b) Central shall use its reasonable best efforts to publish on the earliest possible date after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

(c) This Section 5.13 is intended to be for the benefit of affiliates of Holdings.

Section 5.14 Pooling of Interests. Each of Holdings and Central shall use reasonable best efforts to cause the transactions contemplated by this Agreement and the Registration Rights Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by Central's accountants and by the SEC, and each of Holdings and Central agrees that it shall take no action that would cause such accounting treatment not to be obtained. Central shall, if necessary, take any action required on its part to permit the Central Stockholders to comply with their obligations under the Transaction Support Agreements in connection with obtaining pooling-of-interests accounting treatment for the Merger. Any breach by the Central Stockholders under the Transaction Support Agreements with respect to such obligations shall be deemed a breach of this Section 5.14 by Central.

Section 5.15 Conveyance Taxes. Holdings and Central shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. Holdings shall pay any such taxes or fees imposed by any governmental entity, which become payable in connection with the transactions contemplated by this Agreement, on behalf of the respective shareholders of Holdings and Central.

Section 5.16 Registration Rights Agreement. Central shall not amend the Registration Rights Agreement, or agree to give the Central Stockholders additional registration rights at any time that AEW or Apollo shall have registration rights under the Registration Rights Agreement, without the prior written consent of AEW and Apollo.

Section 5.17 Restructuring Agreement. Central agrees to cause the parties to the Restructuring Agreement, dated as of the date hereof, by and among Edison Parking Management, L.P., Allright, AParkco, Inc., Allright Parking Management, Inc., AParkco Finance, Inc., Allright New York Parking, Inc., Edison Parking Corp., Park Fast Parking Management L.P. and Edison Leasing Management Company, LLC, which it shall directly or indirectly control at or following the Effective Time, to consummate the transactions contemplated therein.

                                   ARTICLE VI

                    CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or, where permissible, waiver at or prior to the Effective Time, of each of the following conditions:

        (a) the Central Shareholder Approval shall have been obtained;

        (b) none of Holdings, Allright, Central or Central Sub shall be subject to any order, decree, ruling or other action of a court of competent jurisdiction which restrains, delays or otherwise prohibits the transactions contemplated by this Agreement;

        (c) the Form S-4 shall have become effective (reflecting pooling-of-interests accounting treatment) under the Securities Act prior to the mailing of the Proxy Statement by Central and no stop order or proceedings seeking a stop order shall have been entered or be pending by the SEC;

        (d) the shares of Central Common Stock issuable to the Holdings' stockholders pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

        (e) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

Section 6.2 Conditions to the Obligations of Central to Effect the Merger. The obligations of Central and Central Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

        (a) The representations and warranties of Holdings set forth in this Agreement (without taking into account any qualifications as to materiality contained in such representations and warranties) shall be true and correct when made and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall be true and correct as of such date), and Holdings, Allright and the Subsidiaries shall have performed the obligations to be performed by each under this Agreement prior to the Closing Date, except where the failure to be so true and correct, and all failures to perform and comply with such obligations (without taking into account any qualifications as to materiality contained in such representations, warranties, covenants and agreements), does not and will not have, in the aggregate, a Holdings Material Adverse Effect. Any information delivered by Holdings to Central prior to the Effective Time for attachment to the schedules to bring down the representations and warranties contained herein on the Closing Date which supplements or updates any schedule previously delivered shall be used for determining if any representation or warranty set forth in this Agreement is true and correct on the Closing Date and for determining if Central had knowledge of a particular fact as of the Closing Date, in each case, for purposes of Central's ability to seek indemnification under Article VIII, provided that the supplemented or updated schedule shall not be used for determining if any representation or warranty set forth in this Agreement shall have been true on the date hereof, and provided further that the updating or supplementing of any schedule shall not limit Central's rights under
     Section 6.2(a) and Section 6.2(b) herein. The updating of any schedule shall not be deemed an admission by Holdings that it has breached any representation or warranty contained herein.

        (b) There shall not have occurred any Holdings Material Adverse Effect since the date of this Agreement.

        (c) Central shall have received a certificate to the effect that the conditions set forth in Section 6.2 (a) and 6.2(b) have been satisfied signed on behalf of Holdings by an officer of Holdings.

        (d) Central shall have received an opinion from KPMG Peat Marwick LLP, tax counsel to Central, in form and substance reasonably satisfactory to Central, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

             (i) no gain or loss will be recognized by Central, Holdings or Central Sub as a result of the Merger;

             (ii) no gain or loss will be recognized by the stockholders of Holdings on the exchange of their Holdings Common Stock for Central Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Central Common Stock); and

             (iii) the tax basis of the Central Common Stock received by shareholders who exchange their Holdings Common Stock for Central Common Stock in the Merger will be the same as the tax basis of Holdings Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

        In rendering such opinion, Central's counsel may require and rely upon representations and covenants including those contained in certificates of officers of Central, Central Sub, Holdings and others, including certificates substantially in the form of Exhibits A and B.

        (e) Central shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Holdings, in form and substance reasonably satisfactory to Central and its counsel.

        (f) Holdings shall have delivered to Central Allright's audited financial statements prepared in accordance with GAAP for the fiscal year ended June 30, 1998.

        (g) Holdings shall have provided to Central a letter from Arthur Andersen, stating their belief that Holdings qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of Accounting Principles Board Opinion No. 16 ("APB 16") and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date, and KPMG Peat Marwick LLP shall have delivered a letter to Central, stating their belief that there are no conditions which exist which would preclude Central from accounting for the Merger as a pooling-of-interests pursuant to APB 16, provided, that if KPMG Peat Marwick LLP does not provide such letter to Central, KPMG Peat Marwick LLP must deliver a letter to Central (and Central shall immediately deliver such letter to Holdings) stating its belief as to what condition exists which would preclude Central from accounting for the Merger as a pooling-of-interests pursuant to APB 16, and in such letter also state what facts, if any, have changed since the later of the date hereof and the date on which the Proxy Statement was mailed to Central's shareholders pursuant to Section 5.3 to cause KPMG Peat Marwick LLP to change its belief with respect to such issues and why, in its reasonable opinion, Central cannot take actions to cure such pooling issues.

        (h) AEW and Apollo shall have executed and delivered to Central the Noncompetition Agreement, substantially in the form of Exhibit C.

Section 6.3 Conditions to the Obligations of Holdings to Effect the Merger. The obligations of Holdings to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

        (a) The representations and warranties of Central and Central Sub set forth in this Agreement (without taking into account any qualifications as to materiality contained in such representations and warranties) shall be true and correct when made and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall be true and correct as of such date), and Central, Central Sub and the Central Subsidiaries shall have performed the obligations to be performed by each under this Agreement prior to the Closing Date, except where the failure to be so true and correct, and all failures to perform and comply with such obligations (without taking into account any qualifications as to materiality contained in such representations, warranties, covenants and agreements), does not and will not have, in the aggregate, a Central Material Adverse Effect. Any information delivered by Central to Holdings prior to the Effective Time for attachment to the schedules to bring down the representations and warranties contained herein on the Closing Date which supplements or updates any schedule previously delivered shall be used for determining if any representation or warranty set forth in this Agreement is true and correct on the Closing Date and for determining if Holdings had knowledge of a particular fact as of the Closing Date, in each case, for purposes of Holdings ability to seek indemnification under
     Article VIII, provided that the supplemented or updated schedule shall not be used for determining if any representation or warranty set forth in this Agreement shall have been true on the date hereof, and provided further that the updating or supplementing of any schedule shall not limit Holding's rights under
     Section 6.3(a) and Section 6.3(b) herein. The updating of any schedule shall not be deemed an admission by Central that its has breached any representation or warranty contained herein.

        (b) There shall not have occurred any Central Material Adverse Effect since the date of this Agreement.

        (c) Holdings shall have received a certificate to the effect that the conditions set forth in the foregoing clauses (a) and (b) have been satisfied signed on behalf of Central and Central Sub by an officer of Central and Central Sub, respectively.

        (d) Holdings shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Holdings, in form and substance reasonably satisfactory to Holdings, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

             (i) no gain or loss will be recognized by Central, Holdings or Central Sub as a result of the Merger;

             (ii) no gain or loss will be recognized by the stockholders of Holdings on the exchange of their Holdings Common Stock for Central Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Central Common Stock); and

             (iii) the tax basis of the Central Common Stock received by shareholders who exchange their Holdings Common Stock for Central Common Stock in the Merger will be the same as the tax basis of Holdings Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

        In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may require and rely upon representations and covenants including those contained in certificates of officers of Central, Central Sub, Holdings and others, including certificates substantially in the form of Exhibits A and B.

        (e) Allright shall have received an opinion from Harwell, Howard, Hyne, Gabbert & Manner, P.C., counsel to Central, in form and substance reasonably satisfactory to Holdings and its counsel.

        (f) Central shall have provided to Holdings a letter from KPMG Peat Marwick LLP, stating their belief that no condition exists which would preclude Central from accounting for the Merger as a pooling-of-interests pursuant to APB 16, and Arthur Andersen shall have delivered a letter to Holdings, stating their belief that Holdings qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date, provided, that if Arthur Andersen does not provide such letter to Holdings, Arthur Andersen must deliver a letter to

     Holdings (and Holdings shall immediately deliver such letter to Central) stating its belief as to why Holdings does not qualify as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 or its belief as to how Holdings has violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date, as the case may be, and in such letter also state what facts, if any, have changed since the later of the date hereof and the date on which the Proxy Statement was mailed to Central's shareholders pursuant to Section 5.3 to cause Arthur Andersen to change its belief with respect to such issues and why, in its reasonable opinion, Holdings cannot take actions to cure such pooling issues.

                                  ARTICLE VII

                         TERMINATION; NON-CONSUMMATION

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

        (a) by mutual agreement of all of the parties hereto;

        (b) by Holdings or Central upon notice given to the other in the event that the other shall, contrary to the terms of this Agreement, fail or refuse to consummate the transactions contemplated hereby or to take any other action referred to herein necessary to consummate the transactions contemplated hereby, after affording such defaulting party a thirty-day period after notice in which to cure;

        (c) by Holdings or Central upon notice given to the other if the Closing shall not have taken place on or before 120 days after the date hereof (or such later date as Holdings and Central shall have agreed); provided that the failure of the Closing to occur on or before such date is not the result of the breach of the covenants, agreements, representations or warranties hereunder of the party seeking such termination, and provided further that if the Closing has not taken place due solely to the fact that the waiting period under the HSR Act shall not have expired or been terminated, the 120 days referred to above may be extended at the option of either Holdings or Central for an additional 60 days, and, provided further that to the extent the SEC has not declared the Form S-4 effective on or before 120 days after the date hereof solely as a result of the fact that Holdings had not delivered to Central audited financial statements for the fiscal year ended June 30, 1998 prior to September 30, 1998, the 120 days shall be extended by the number of days after September 30, 1998 that such financial statements were delivered; or

        (d) by Holdings or Central upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final permanent order, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

Section 7.2 Effect of Termination, Non-Competition. (a) In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become wholly void and of no further force and effect and, other than in the event of a termination pursuant to Section 7.1(b), there shall be no liability on the part of any of the parties hereto (except as set forth in this Section and Sections 5.9 and 9.4), or their respective officers or directors. In the event of the termination of this Agreement pursuant to Section 7.1(b), the terminating party shall be indemnified by the other party for any or all damages, costs and expenses sustained or incurred as a result of such termination. The obligations of the parties to this Agreement under Sections 5.4, 5.9, 9.4 and this Section shall survive any such termination. The terms of the Confidentiality Agreements between Central and Holdings, dated January 30, 1998 and May 19, 1998, shall survive according to the terms contained therein, notwithstanding the termination of this Agreement, provided that the terms of the Confidentiality Agreement may be enforced on behalf of Holdings and Allright by AEW and Apollo.

(b) Central shall not use any of the information obtained with respect to Holdings, Allright or any Subsidiary or any landlord of a property leased or managed by Holdings, Allright or any Subsidiary to compete, directly or indirectly, with Holdings, Allright or any Subsidiary, whether with respect to customers, suppliers, employees or with regard to pricing, distribution or otherwise at any time after the date hereof until the Closing. In addition, for a period of time as set forth below in paragraph (c) below, Central agrees to refrain from, directly and indirectly, making any offer or proposal, or seeking or soliciting the opportunity, or responding to any solicitation, or entering into any agreement to, operate, acquire, lease or manage any parking facility which Allright or any Subsidiary operated, owned, leased or managed, or is subject to a binding agreement (provided, in the case of a parking facility subject to a binding agreement, only if such binding agreement was disclosed to Central) to do any of the foregoing, as of the date hereof or the date of termination of this Agreement, or encouraging any owner, lessor, partner or customer (or any of their respective affiliates) with respect to such parking facility to terminate (whether or not pursuant to an existing right of termination) or otherwise adversely modify its business relationship with Allright or any Subsidiary in any matter whatsoever. In addition, for the time period set forth below, Central will refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with Allright or any Subsidiary who was employed by Allright or any Subsidiary either on the date hereof or on the date of termination of this Agreement.

(c) For purposes of paragraph (b), in the event the Merger is not consummated as a result of the conditions set forth in Sections 6.2(a) (with respect to the bring-down of representations and warranties) or 6.2(b), not being satisfied, or upon a material breach of this Agreement by Central, the restrictions on Central's ability to compete shall be for a period of three years, and if the Merger is not consummated for any other reason, such restrictions shall be in effect for a period of eighteen months.

                                  ARTICLE VIII

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties and Agreements. The representations, warranties and covenants of each of Holdings, Central and Central Sub made in this Agreement shall survive the Closing until the first anniversary of the Closing (the "Indemnity Period"), except for representations and warranties made in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo Holdings or Allright in connection with the preparation of the Financial Statements) and Section 3.16 (other than with respect to those properties not contained in the Law Report (as defined below)), which shall not survive the Closing. The aforementioned representations, warranties and covenants shall not, except as provided in

Section 7.2 hereof, survive any termination of this Agreement. The parties intend to shorten the statute of limitations and agree that no claims or causes of action may be brought against each of AEW, Apollo, Holdings, Central and Central Sub or any of its directors, officers, employees, affiliates, controlling persons, agents or representatives based upon, directly or indirectly, any of the representations, warranties or agreements contained in this Agreement after the Indemnity Period or, except as provided in Section 7.2 hereof, any termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the parties which contemplates performance after the Closing, including, without limitation, the covenants and agreements set forth in Sections 5.6, 5.10, 5.11, 5.13 and 5.15 hereof.

Section 8.2 Agreement to Indemnify by AEW and Apollo. (a) Subject to the terms and conditions set forth herein, from and after the Closing, AEW and Apollo shall indemnify and hold harmless Central, the Surviving Corporation and their respective directors, officers, employees, affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the "Central Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, but excluding any such claims, losses or damages related to breaches of representations and warranties contained in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of the Financial Statements) and Section 3.16 hereof (other than with respect to properties not contained in the Law Report)) (collectively, "Central Damages") asserted against or incurred by any Central Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in this Agreement (excluding representations and warranties contained in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of the Financial Statements) and
Section 3.16 hereof (other than with respect to properties not contained in the Law Report), and excluding any breaches of representations and warranties with respect to matters for which Central or its representatives had knowledge (based on reasonable information) prior to the date hereof), without consideration of materiality standards contained in the representations and warranties, when made or at and as of the Closing as though such representation or warranty was made at and as of the Closing. Notwithstanding the foregoing, AEW and Apollo shall not be liable for any breaches of representations and warranties resulting in Central Damages if Central or its representatives had knowledge of such breaches (based on reasonable information) at the Closing Date.

(b) The obligations of AEW and Apollo to indemnify the Central Indemnitees pursuant to Section 8.2(a) hereof with respect to a breach of a representation, warranty or covenant contained in this Agreement, excluding representations and warranties contained in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of the Financial Statements) and Section 3.16 hereof (other than with respect to properties not contained in the Law Report), are subject to the following limitations:

        (i) No indemnification shall be made by AEW or Apollo unless the aggregate amount of Central Damages exceeds $4,000,000, and then only for the amount by which the Central Damages exceed $4,000,000. Each of Apollo and AEW shall be liable for 50% of all Central Damages in excess of $4,000,000, in the aggregate, and not exceeding $34,000,000, in the aggregate; provided, however, that AEW or Apollo shall not be liable for the obligations of the other under this
     Section 8.2(b)(i).

        (ii) AEW and Apollo shall be obligated to indemnify the Central Indemnitees only for those claims giving rise to Central Damages as to which the Central Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Indemnity Period. Any written notice delivered by a Central Indemnitee to AEW and Apollo with respect to Central Damages shall set forth with as much specificity as is reasonably practicable the basis of the claim for such Central Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

        (iii) The sole remedy for any Excess Severance shall be an adjustment to the Equity Purchase Price as set forth in Section 2.6(b), and the Central Indemnitees shall not be entitled to indemnification hereunder for any Central Damages arising from any such increase in aggregate severance exposure.

Section 8.3 Agreement to Indemnify by Central. (a) Subject to the terms and conditions set forth herein, from and after the Closing, Central shall indemnify and hold harmless the stockholders of Holdings as of the Closing (and, in the case where such stockholders are not natural persons, their respective directors, officers, employees, affiliates, controlling persons, agents and representatives) and their permitted successors and assigns (collectively, the "Holdings Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "Holdings Damages") asserted against or incurred by any Holdings Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in this Agreement (excluding any breaches of representations and warranties with respect to matters for which Holdings or its representatives had knowledge (based on reasonable information) prior to the date hereof), without consideration of materiality standards contained in the representations and warranties, when made or at and as of the Closing as though such representation or warranty was made at and as of the Closing. Notwithstanding the foregoing, Central shall not be liable for any breaches of representations and warranties resulting in Holdings Damages if Holdings had knowledge of such breaches (based on reasonable information) at the Closing Date.

(b) The obligations of Central to indemnify the Holdings Indemnitees pursuant to
Section 8.3(a) hereof with respect to a breach of a representation or warranty contained in this Agreement are subject to the following limitations:

        (i) No indemnification shall be made by Central unless the aggregate amount of Holdings Damages exceeds $4,000,000, and then only for the amount by which the Holdings Damages exceed $4,000,000 and do not exceed $34,000,000, in the aggregate.

        (ii) Central shall be obligated to indemnify the Holdings Indemnitees only for those claims giving rise to Holdings Damages as to which the Holdings Indemnitees have given Central written notice thereof prior to the end of the Indemnity Period. Any written notice delivered by a Holdings Indemnitee to Central with respect to Holdings Damages shall set forth with as much specificity as is reasonably practicable the basis of the claim for such Holdings Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

Section 8.4 Indemnification -- Environmental Matters. (a) Subject to the terms and conditions set forth herein, from and after the Closing, AEW and Apollo shall indemnify and hold harmless the Central Indemnitees from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, but excluding the Central Damages) (collectively, the "Environmental Damages" and, together with the Central Damages, the "Damages") asserted against or incurred by any Central Indemnitee solely with respect to those matters contained in the report of Law Engineering & Environmental Services, Inc., dated July 19, 1996 (the "Law Report") previously furnished to Central and set forth on Schedule 8.4. The obligations of AEW and Apollo under this Section 8.4(a) shall terminate upon the thirty month anniversary of the Closing (the "Environmental Indemnity Period").

(b) The obligations of AEW and Apollo to indemnify the Central Indemnitees pursuant to clause (i) of Section 8.4(a) are subject to the following limitations:

        (i) With respect to each individual property, each of Apollo and AEW shall be liable up to a maximum of 25% of all Environmental Damages (the remaining 50% shall be the sole liability and responsibility of Central) described in the Law Report under the column entitled "nominal cost" for that property, and in no event shall either be liable for over $5,000,000, in the aggregate, for all properties. In no event shall AEW or Apollo be liable for the obligations of the other or Central under this Section 8.4(b)(i).

        (ii) AEW and Apollo shall be obligated to indemnify the Central Indemnitees only for those claims giving rise to Environmental Damages as to which the Central Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Environmental Indemnity Period. Any written notice delivered by a Central Indemnitee to AEW and Apollo with respect to Environmental Damages shall set forth with as much specificity as is reason ably practicable the basis of the claim for such Environmental Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

        (iii) No indemnification shall be made by AEW or Apollo for environmental clean up costs incurred with respect to a particular property to the extent such clean up costs are not (i) required to be incurred by the Central Indemnitees by a federal, state or local governmental or regulatory agency or (ii) incurred by the Central Indemnities in connection with the sale or refinancing of such property to the extent required by the buyer or the lender thereto, as the case may be.

Section 8.5 Procedures.  The obligations of the indemnifying parties under this
Article VIII to indemnify the indemnified parties with respect to Damages or Holdings Damages, as the case may be, resulting from the assertion of liability by third parties (a "Claim"), will be subject to the following terms and conditions:

        (a) An indemnitee against whom any Claim is asserted will give the indemnifying party or parties, as the case may be, written notice of any such Claim promptly after learning of such Claim, and each indemnifying party may at its option undertake the defense thereof by representatives of its own choosing. Failure to give prompt notice of a Claim hereunder shall not affect the obligations of the indemnifying party or parties, as the case may be, under this Article VIII except to the extent an indemnifying party is materially prejudiced by such failure to give prompt notice. If an indemnifying party within 30 days after notice of any such Claim, or such shorter period as is reasonably required, fails to assume the defense of such Claim, the indemnitee against whom such Claim has been made will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such Claim on behalf of and for the account and risk, and at the expense, of the indemnifying party or parties, as the case may be, subject to the right of each indemnifying party to assume the defense of such Claim at any time prior to settlement, compromise or final determination thereof. In connection with the handling and disposition of any Claim, the parties agree to use their reasonable best efforts to cooperate and consult with each other to the extent practicable in order to mitigate any Holdings Damages, Environmental Damages or Central Damages which may arise from any such Claim.

        (b) Anything in this Section 8.5 to the contrary notwithstanding, no indemnitee shall enter into any settlement or compromise of any action, suit or proceeding or consent to the entry of any judgment (i) which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnifying party or parties, as the case may be, of a written release from all liability in respect of such action, suit or proceeding and (ii) without the prior written consent of the indemnifying party or parties, as the case may be, which consent shall not be unreasonably withheld or delayed.

        (c) All obligations for indemnification incurred by each of the indemnifying party or parties, as the case may be, under this Article VIII may be satisfied, in the sole discretion of the indemnifying party or parties, as the case may be, by the payment of Central Common Stock in lieu of cash, provided, however, that Central shall satisfy any such obligation only through a payment of Central Common Stock to the extent required in order to qualify the Merger as a pooling of interests transaction under APB
     16. For purposes of this subsection, the value of a share of Central Common Stock delivered in lieu of cash under this clause shall be deemed to equal the closing sale price per share of Central Common Stock on the NYSE on the Closing Date.

        (d) The amount of Damages and Holdings Damages for which indemnification is provided under this Article VIII herein shall be net of (i) any amounts recovered by the appropriate indemnitee under insurance policies with respect to such Damages or Holdings Damages, (ii) any balance sheet reserves with respect to such Damages or Holdings Damages to the extent accounted for on the balance sheet delivered in connection with the Working Capital Adjustment, and (iii) any amounts recovered by the appropriate indemnitee pursuant to third party indemnification agreements; provided that in the case of (i) and (iii) above, the indemnitee must first seek recovery from such insurance carrier or third party, as the case may be, prior to seeking indemnification from an indemnifying party hereunder; provided, further, that the indemnitee shall not adversely modify, reduce coverage or terminate any existing insurance policy or third party indemnification agreement prior to the expiration of the Indemnity Period or, with respect to environmental insurance policies and third party indemnification agreements relating to matters set forth in Section 8.4, if any, the Environmental Indemnity Period.

Section 8.6 Sharing of Purchase Claim Costs. Subject to the terms and conditions set forth herein, AEW, Apollo and Central agree, with respect to the partnership listed on Schedule 3.20 numbered "5" (the "Partnership"), that if the other partners of the Partnership shall assert the right (the "Purchase Claim") to purchase the entire interest of the Allright subsidiary which is a partner (the "Allright Partner") in the Partnership, then Central, AEW and Apollo shall jointly make determinations regarding the defense or other disposition of the Purchase Claim, including the terms of any disposition of the Allright Partner pursuant to the Purchase Claim, and shall share in any Purchase Claim Costs (as defined below) as follows: (i) each of AEW and Apollo shall be liable for 25% of the first $4,000,000 in Purchase Claim Costs up to a maximum obligation by each of $1,000,000 and 0% of any Purchase Claim Costs beyond $4,000,000; and (ii) Central shall be liable for 50% of the first $4,000,000 in Purchase Claim Costs and 100% of any Purchase Claim Costs beyond $4,000,000. For purposes of this
Section 8.6, "Purchase Claim Costs" shall include the difference, if any, between (i) $2,288,960, and (ii) the purchase price paid by such remaining partner for the entire interest of the Allright Partner, determined in accordance with the provisions of the Partnership Agreement of the Partnership (the "Partnership Agreement") plus any documented out-of-pocket costs of Central, AEW and Apollo in responding to the Purchase Claim. Purchase Claim Costs shall not constitute Central Damages for any purposes under this Agreement.

                                   ARTICLE IX

                                 MISCELLANEOUS

Section 9.1 Schedules. All references to Schedules are to the Disclosure Schedule exchanged among the parties to this Agreement. Disclosures included in any Schedule shall, to the extent clear from the context, be considered to be made for purposes of all Schedules, to the extent that such Schedules are intended to contain the same subject matter and be used in the same context. Inclusion of any matter in any Schedule does not imply that such matter would, under the provisions of this Agreement, have to be included in such Schedule.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or transmitted by telex or telegram or mailed by registered or certified mail (returned receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Holdings, to:

     Apollo Real Estate Investment Fund II, L.P.
     1301 Avenue of the Americas
     New York, New York 10019
     Attn: William S. Benjamin

     AEW Partners, L.P.
     225 Franklin Street
     Boston, Massachusetts 02110
     Attn: Marc Davidson

with copy to:

     Skadden, Arps, Slate, Meagher & Flom LLP
     919 Third Avenue
     New York, New York 10022
     Attn: Randall H. Doud

and to:

     Goodwin, Procter & Hoar
     Exchange Place
     Boston, Massachusetts 02109
     Attn: Laura Hodges Taylor

If to Central or Central Sub, to:

     Central Parking Corporation
     2401 21st Avenue South
     Nashville, Tennessee 37212
     Attn: Monroe J. Carell, Jr.

with copy to:

     Harwell Howard Hyne Gabbert & Manner, P.C.
     1800 First American Center
     315 Deaderick Street
     Nashville, Tennessee 37238
     Attn: Mark Manner

Section 9.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.4 Brokers and Financial Advisors. Central represents and warrants that, except for The Blackstone Group, L.P. (for whose fees and expenses Central is solely responsible and against whose fees and expenses Central hereby indemnifies Holdings), no person is entitled to any brokerage or finder's fee, financial advisory fee or other payment from Central or any of its affiliates based on agreements, arrangements or undertakings made by Central in connection with the transactions contemplated hereby. Holdings represents and warrants that, except for Bear, Stearns & Co. (for whose fees and expenses Central is responsible for to the extent set forth in Section 5.9 and Central hereby indemnifies Holdings with respect to such fees to such extent and, if Central is not responsible for such fees and expenses under Section 5.9, Holdings hereby indemnifies Central with respect to such fees and expenses), no person is entitled to any brokerage or finder's fee, financial advisory fee or other payment from Holdings or any of its affiliates based on agreements, arrangements or undertakings made by Holdings or any of its affiliates in connection with the transactions contemplated hereby.

Section 9.5 Amendment. This Agreement and the Schedules hereto may be amended by the parties hereto, but may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto.

Section 9.6 Extension; Waiver. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may (a) extend the time for the performance of any of the obligations or other acts of any of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of any of the other parties hereto contained herein or in any Schedule hereto or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements of any of the other parties hereto or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed and delivered on behalf of such party.

Section 9.7 Entire Agreement. This Agreement (including the Schedules, documents and instruments referred to herein) and the Confidentiality Agreements constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.8 Assignment. This Agreement shall not be assigned by operation of law or otherwise, and any attempted assignment shall be void.

Section 9.9 Governing Law; Jurisdiction. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware. Any dispute arising in connection with this Agreement and any claim arising hereunder may be brought in the courts of the State of Delaware, or in any federal court within the State of Delaware, and by execution of this Agreement, each of the parties accepts the jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consents shall not constitute general consents to the service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights to any person other than the respective parties to this Agreement. Nothing herein shall affect the right of either party hereto to commence legal proceedings or otherwise proceed against the other party in any other jurisdiction.

Section 9.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute a single agreement.

Section 9.11 Joint and Several Liability. Any obligation of AEW and Apollo arising hereunder shall be considered several, but not joint, obligations of such parties.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the authorized officers of the parties hereto on the date first above written.

                                       CENTRAL PARKING CORPORATION

                                       By:   /s/ MONROE J. CARELL, JR.
                                          -----------------------------------
                                       Name: Monroe J. Carell, Jr.
                                       Title: Chief Executive Officer

                                       CENTRAL MERGER SUB, INC.

                                       By:   /s/ MONROE J. CARELL, JR.
                                          -----------------------------------
                                       Name: Monroe J. Carell, Jr.
                                       Title: Chief Executive Officer

                                       ALLRIGHT HOLDINGS, INC.

                                       By:    /s/ WILLIAM S. BENJAMIN
                                          -----------------------------------
                                       Name: William S. Benjamin
                                       Title: President

                                       APOLLO REAL ESTATE INVESTMENT FUND II,
                                       L.P. (with respect to Article VIII,
                                       Article IX and Sections 2.6(d), 3.2
                                       and 3.4 only)

                                       By: Apollo Real Estate Advisors II,
                                           L.P., its managing general partner

                                       By: Apollo Real Estate Capital
                                           Advisors II, Inc., its general
                                           partner

                                       By:    /s/ WILLIAM S. BENJAMIN
                                          -----------------------------------
                                       Name: William S. Benjamin
                                       Title: Vice President

                                       AEW PARTNERS, L.P.
                                       (with respect to Article VIII, Article
                                       IX and Sections 2.6(d), 3.2 and 3.4 only)

                                       By: AEW/L.P., its general partner

                                       By: AEW, Inc., its general partner

                                       By:      /s/ MARC L. DAVIDSON
                                          -----------------------------------
                                       Name: Marc L. Davidson
                                       Title: Vice President

                                                                         ANNEX B

                                                              September 21, 1998

Board of Directors
Central Parking Corporation
2401 21st Avenue South, Suite 200
Nashville, TN 37212

Gentlemen:

We understand that Central Parking Corporation ("Central"), Central Merger Sub, Inc. ("Central Sub") and Allright Holdings, Inc. ("Allright") plan to enter into an Agreement and Plan of Merger (the "Agreement") dated as of September 21, 1998, which provides for, among other things, the merger of Central Sub with and into Allright (the "Merger"), with Allright becoming a wholly owned subsidiary of Central. Each issued and outstanding share of common stock, $0.01 par value per share, of Allright ("Allright Common Stock"), other than those shares held in treasury or by subsidiaries of Allright, will be converted into the right to receive that number of shares of the common stock, $0.01 par value per share, of Central ("Central Common Stock") as calculated as set forth in the Agreement (the "Exchange Ratio"). It is also our understanding that Central, Allright and the other parties listed therein plan to enter into a Registration Rights Agreement (the "Registration Rights Agreement"), that Central and the other parties listed therein plan to enter into a Non-Competition Agreement (the "Non-Competition Agreement") and that Allright and the other parties listed therein plan to enter into Transaction Support Agreements (the "Transaction Support Agreements"), each dated as of September 21, 1998. The Registration Rights Agreement grants the current majority shareholders of Allright, Monroe J. Carell Jr. and the Carell Trusts, certain demand registration, shelf registration and piggyback rights. The Non-Competition Agreement places certain limitations on future parking investments by the current shareholders of Allright. The Transaction Support Agreements provide that Monroe J. Carell, Jr., Central's chairman and majority shareholder, and the Carell Trusts, will vote their respective shares in favor of the Merger. The transactions set forth above are more fully described in each of the Agreement, the Registration Rights Agreement, the Non-Competition Agreement and the Transaction Support Agreements.

You have asked us whether, in our opinion, the Exchange Ratio is fair to the holders of Central Common Stock, other than Allright and its affiliates, from a financial point of view.

In arriving at the opinion set forth below we have reviewed, among other things, certain publicly available information concerning the business, financial condition and operations of Central and Allright which we believe to be relevant to our inquiry, certain publicly available information relating to financial markets and industry and economic conditions, certain internal financial analyses and forecasts relating to Central and Allright prepared by, and furnished to us by, the respective managements of Central and Allright, the historical and current financial position and the historical and projected cash flows and results of operations of Central and Allright and forecasts of certain operating efficiencies and financial synergies expected to be achieved as a result of the Merger, which forecasts were prepared by the management of Central; held discussions with members of management of Central and Allright concerning their respective businesses, operating environments, historical and projected financial performance, prospects and strategic objectives; reviewed the historical market prices and trading activity for Central Common Stock; reviewed financial and stock market information for certain companies we deemed relevant, the securities of which are publicly traded, and reviewed the financial terms of certain recent business combinations in the parking industry; considered the pro forma financial effect of the Merger on Central and Allright; participated in discussions among representatives of Central and Allright and their respective financial and legal advisors; reviewed the Agreement dated September 21, 1998, the Registration Rights Agreement dated September 21, 1998, the Non-Competition Agreement dated September 21, 1998 and the Transaction Support Agreements dated September 21, 1998, and performed such other studies and analyses, and took into account such other matters, as we deemed appropriate.

In arriving at our opinion, we have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us that was publicly available, that was supplied or otherwise made available to us by Central and Allright or that was otherwise reviewed by us. We have further relied upon the assurances of the managements of Central and Allright that they are not aware of any facts that would make such information inaccurate, incomplete or misleading. Without limiting the generality of the foregoing, we have assumed that the financial forecasts prepared by Central and Allright and provided to us, including without limitation, forecasts of operating efficiencies and synergies that would result from the combination of Central and Allright, have been reasonably determined on a basis reflecting the best currently available judgments and estimates of Central and Allright. We express no view as to such financial forecasts or the assumptions on which they are based. In addition, we have not conducted a physical inspection of the properties and facilities of Central and Allright, nor have we made an independent evaluation or appraisal of the assets and liabilities of Central and Allright. We note that for financial forecasts for Allright beyond December 31, 1998, we, in conjunction with Central management, assisted in the preparation of projections for, Allright's 1999, 2000, and 2001 financial results.

We have assumed that the Merger contemplated by the Agreement will be accounted for as a pooling-of-interests under generally accepted accounting principles and will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based upon economic, market, monetary and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. Furthermore, we express no opinion as to the prices at which Central Common Stock will trade at any time.

This opinion does not address the merits of the underlying decision by Central to engage in the Merger and does not constitute a recommendation to any shareholder as to how such holder should vote with respect to the Merger or any matter related thereto.

We have acted as financial advisor to Central with respect to the proposed Merger and will receive a fee from Central for our services, a portion of which is contingent upon the consummation of the Merger. Central has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, we have performed other investment banking and financial advisory services for Central (and companies which they have acquired) in the past for which we have received customary compensation.

This opinion is for the use and benefit of the Board of Directors of Central.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Central Common Stock other than Allright and its affiliates from a financial point of view.

                                              Very truly yours,

                                              THE BLACKSTONE GROUP L.P.

                                                                         ANNEX C

               SECTION 262 OF THE GENERAL CORPORATION LAW OF THE
                    STATE OF DELAWARE RELATING TO THE RIGHTS
                           OF DISSENTING STOCKHOLDERS

262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective and the historical and projected cash flows and results of operations of Central and Allright and forecasts of certain rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholder entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agree ments as to the value of their shares have not been reached by the surviving or result ing corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the

Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stock holder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

(a) The TBCA provides that a corporation may indemnify any of its directors against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director was adjudged to be liable to the corporation. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper benefit to a director, no indemnification may be made if such director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

(b) Article Eleven of the Amended and Restated Charter of the Registrant sets forth the extent to which officers or directors of the Registrant may be insured or indemnified against any liabilities which they may incur. The general effect of such provision is that any person made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant will be indemnified by the Registrant against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Tennessee. In addition, such provision provides that, in the Registrant's sole discretion, the Registrant may indemnify employees or agents against such expenses, judgments, fines, and amounts paid in settlement.

(c) Central Parking maintains a policy of directors' and officers' insurance that would in certain instances provide the funds necessary for the Registrant to meet its obligations under its Amended and Restated Charter.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit index immediately following the signature page.

(b) Financial Statement Schedules

The schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 22. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

        1. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        2. The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, that the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        4. For purposes of determining any liability under the Securities Act, that each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        5. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        6. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        7. The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, Central Parking has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on October 21, 1998.

                                          CENTRAL PARKING CORPORATION

                                          By:   /s/ MONROE J. CARELL, JR.
                                             -----------------------------------
                                                    Monroe J. Carell, Jr.
                                                          Chairman

                               POWER OF ATTORNEY

Each person whose signature to the Registration Statement appears below hereby appoints Monroe J. Carell, Jr. and Stephen A. Tisdell, and each of them, one of whom may act without the joinder of the other, as his attorney-in-fact to execute in the name and on behalf of any such persons, individually and in the capacity stated below, and to file all amendments and post-effective amendments to this Registration Statement, which amendment or amendments may make such changes and additions in this Registration Statement as such attorney-in-fact may deem necessary or appropriate and to execute and file any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                               TITLE               DATE
                     ---------                               -----               ----

             /s/ MONROE J. CARELL, JR.               Chief Executive        October 21,
---------------------------------------------------    Officer (Principal   1998
               Monroe J. Carell, Jr.                   Executive Officer),
                                                       Chairman of the
                                                       Board

                 /s/ JAMES H. BOND                   President and Chief    October 21,
---------------------------------------------------    Operating Officer,   1998
                   James H. Bond                       Director

              /s/ STEPHEN A. TISDELL                 Chief Financial        October 21,
---------------------------------------------------    Officer (Principal   1998
                Stephen A. Tisdell                     Financial and
                                                       Accounting Officer)

                 /s/ JOHN W. EAKIN                   Director               October 21,
---------------------------------------------------                         1998
                   John W. Eakin

               /s/ EDWARD G. NELSON                  Director               October 21,
---------------------------------------------------                         1998
                 Edward G. Nelson

            /s/ WILLIAM C. O'NEIL, JR.               Director               October 21,
---------------------------------------------------                         1998
              William C. O'Neil, Jr.

                     SIGNATURE                               TITLE               DATE
                     ---------                               -----               ----

                                                     Director               October   ,
---------------------------------------------------                         1998
                    P.E. Sadler

                 /s/ CECIL CONLEE                    Director               October 21,
---------------------------------------------------                         1998
                   Cecil Conlee

                                                     Director               October   ,
---------------------------------------------------                         1998
                  Lowell Harwood

                  /s/ LEWIS KATZ                     Director               October 21,
---------------------------------------------------                         1998
                    Lewis Katz

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
   2.1     --  Agreement and Plan of Merger dated September 21, 1998, by and among the Registrant, Central Merger Sub, Inc., Allright
               Holdings, Inc., Apollo Real Estate Investment Fund II, L.P.
               and AEW Partners, L.P.
   4.1     --  Amended and Restated Charter of the Registrant, as amended
               (incorporated by reference to Exhibit 4.1 to the Company's
               Registration Statement No. 333-23869 on Form S-3).
   4.2     --  Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration
               Statement No. 33-95640 on Form S-1).
   4.3     --  Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No.
               33-95640 on Form S-1).
   4.4     --  Registration Rights Agreement dated as of September 21, 1998 by and between the Registrant, Apollo Real Estate Investment
               Fund II, L.P., AEW Partners, L.P., and Monroe J. Carell,
               Jr., The Monroe Carell, Jr. Foundation, Monroe Carell, Jr.
               1995 Grantor Retained Annuity Trust, Monroe Carell, Jr. 1994
               Grantor Retained Annuity Trust, The Carell Children's Trust,
               The 1996 Carell Grandchildren's Trust, The Carell Family
               Grandchildren 1990 Trust, The Kathryn Carell Brown
               Foundation, The Edith Carell Johnson Foundation, The Julia
               Carell Stadler Foundation, 1997 Carell Elizabeth Brown
               Trust, 1997 Ann Scott Johnson Trust, 1997 Julia Claire
               Stadler Trust, 1997 William Carell Johnson Trust, 1997 David
               Nicholas Brown Trust and 1997 George Monroe Stadler Trust.
   4.5     --  Indenture dated March 18, 1998 between the registrant and
               Chase Bank of Texas, National Association, as Trustee
               regarding up to $113,402,050 of 5 1/4% Convertible
               Subordinated Debentures due 2028. (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement
               No. 333-52497 on Form S-3).
   4.6     --  Amended and Restated Declaration of Trust of Central Parking
               Finance Trust dated as of March 18, 1998. (incorporated by reference to Exhibit 4.6 to the Registrant's Registration
               Statement No. 333-52497 on Form S-3).
   4.7     --  Preferred Securities Guarantee Agreement dated as of March
               18, 1998 by and between the Registrant and Chase Bank of
               Texas, National Association as Trustee. (incorporated by
               reference to Exhibit 4.7 to the Registrant's Registration
               Statement No. 333-52497 on Form S-3).
   4.8     --  Common Securities Guarantee Agreement dated as of March 18,
               1998 by the Registrant (incorporated by reference to Exhibit
               4.9 to the Registrant's Registration Statement No. 333-52497
               on Form S-3).
  *5       --  Opinion of Harwell Howard Hyne Gabbert & Manner, P.C. as to
               the legality of the securities being registered hereby.
  *8.1     --  Opinion of KPMG Peat Marwick LLP as to certain tax matters.
  *8.2     --  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
               certain tax matters.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  10.1     --  Transaction Support Agreement by Monroe J. Carell, Jr., the
               Registrant, Kathryn Carell Brown, Julia Carell Stadler and
               Edith Carell Johnson to Allright Holdings, Inc., Apollo Real
               Estate Investment Fund II, L.P. and AEW Partners, L.P. dated
               September 21, 1998.
  10.2     --  Form of Transaction Support Agreement by certain
               shareholders of the Registrant to Allright Holdings, Inc.,
               Apollo Real Estate Investment Fund II, L.P. and AEW
               Partners, L.P. dated September 21, 1998.
  10.3     --  Form of Transaction Support Agreement by certain
               stockholders of Allright Holdings, Inc. to the Registrant
               and Central Merger Sub, Inc. dated September 21, 1998.
  10.4     --  Best efforts commitment letter dated September 9, 1998 from
               NationsBank Montgomery Securities LLC for a credit facility of up to $400 million.
  23.1     --  Consent of KPMG Peat Marwick LLP.
  23.2     --  Consent of Arthur Andersen LLP.
  23.3     --  Consent of Ernst & Young LLP.
  23.4     --  Consent of Harwell Howard Hyne Gabbert & Manner, P.C.
               (included in Exhibit 5).
  23.5     --  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
               (included in Exhibit 8.2).
  23.6     --  Consent of KPMG Peat Marwick LLP (included in Exhibit 8.1).
  24       --  Power of Attorney (included on page II-4).
 *99.1     --  Consent of William S. Benjamin.
 *99.2     --  Consent of Marc L. Davidson.

---------------

* To be filed by amendment.